As filed with the Securities and Exchange Commission on October 18, 1996
                                                     Registration No. 333-______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.
             (Exact name of registrant as specified in its charter)

                                 --------------

          Delaware                        5047                   11-2578230
(State or Other Jurisdiction   (Primary Standard Industrial   (I.R.S. Employer
     of Incorporation or            Classification Code        Identification
        Organization)                     Number)                  Number)

                                 --------------

                              400 Rabro Drive East
                           Hauppauge, New York 11788
                                 (516) 582-5900
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                            Richard S. Kolodny, Esq.
                 Vice President, General Counsel and Secretary
                              400 Rabro Drive East
                           Hauppauge, New York 11788
                                 (516) 582-5900
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   Copies to:

     Robert S. Reder, Esq.                          John P. Denneen, Esq.
Milbank, Tweed, Hadley & McCloy                         Bryan Cave LLP
    1 Chase Manhattan Plaza                        One Metropolitan Square
    New York, New York 10005                    211 North Broadway, Suite 3600
    Telephone (212) 530-5680                      St. Louis, Missouri 63102
                                                   Telephone (314) 259-2265

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective and the effective time of the merger (the "Merger") of E&J Acquisition Corp. ("Acquisition Corp."), a wholly-owned subsidiary of Graham-Field Health Products, Inc. ("Graham-Field" or "Registrant"), with and into Everest & Jennings International Ltd. ("E&J") pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of September 3, 1996 and amended as of October 1, 1996 (the "Merger Agreement"), by and among Graham-Field, E&J, BIL (Far East Holdings) Limited (together with its affiliates, "BIL") and Acquisition Corp., as described in the enclosed Joint Proxy Statement/Prospectus included as Part I of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

                                 --------------

                         CALCULATION OF REGISTRATION FEE
                              (see following page)

                                 --------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
================================================================================

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================
Title of Each Class of                        Proposed Maximum    Proposed Maximum
      Securities               Amount to       Offering Price    Aggregate Offering        Amount of
  to be Registered(1)      be Registered(3)       Per Unit            Price(4)        Registration Fee(5)
---------------------------------------------------------------------------------------------------------
Common Stock, par
  value $.025 per share,
  together with
  Preferred Share
  Purchase Rights(2).....      8,905,691             N/A             $62,648,961            $15,162
=========================================================================================================

(1) This Registration Statement relates to the maximum number of shares of common stock, par value $.025 per share, of Graham-Field ("Graham-Field Common Stock") issuable (a) to holders of shares of common stock, par value $.10, of E&J ("E&J Common Stock") in the Merger, (b) to BIL in exchange for the delivery of funds to Graham-Field by BIL of an amount equal to the amount of indebtedness owing by E&J to Hong Kong and Shanghai Banking Corporation Limited subject to a maximum of $25 million (the "HSBC Debt Payment"), and (c) upon the conversion of shares of Series B Cumulative Convertible Preferred Stock, par value $.01 per share, of Graham-Field (the "Series B Preferred Stock") and shares of Series C Cumulative Convertible Preferred Stock, par value $.01 per share, of Graham-Field (the "Series C Preferred Stock") being issued to BIL pursuant to the Merger Agreement in connection with the Merger.
(2) Each share of Graham-Field Common Stock includes one Preferred Share Purchase Right. Preferred Share Purchase Rights are attached to and trade with the Graham-Field Common Stock. The value attributable to such rights, if any, is reflected in the market price of Graham-Field Common Stock.
(3) Based on the sum of (a) the product of (i) 7,277,521, the maximum number of shares of E&J Common Stock that will be outstanding immediately prior to the Merger (assuming the exercise of all vested options) and (ii) .35, the maximum Conversion Number (as defined in the Merger Agreement), which represents the maximum number of shares of Graham-Field Common Stock that may be issued to the holders of E&J Common Stock pursuant to the Merger Agreement; (b) $25 million, the maximum amount of the HSBC Debt Payment, divided by $13.00, which represents the maximum number of shares of Graham-Field Common Stock that may be issued to BIL in connection with the HSBC Debt Payment; and (c) the maximum number of shares of Graham-Field Common Stock issuable upon conversion of the Series B Preferred Stock and the Series C Preferred Stock.
(4) Pursuant to Rules 457(c) and 457(f)(1) of the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on the sum of (a) the product of (i) 7,277,521, the maximum number of shares of E&J Common Stock that will be outstanding immediately prior to the Merger (assuming the exercise of all vested options), and (ii) $2.6563, the average of the high and low prices of E&J Common Stock as reported on the American Stock Exchange Composite Transactions Tape on October 15, 1996; (b) the product of (i) 1,923,076, the maximum number of shares of Graham-Field Common Stock issuable to BIL in connection with the HSBC Debt Payment, and (ii) $6.8125, the average of the high and low prices of Graham-Field Common Stock as reported on the New York Stock Exchange Composite Transactions Tape on October 15, 1996; (c) the product of (i) 3,935,483, the maximum number of shares of Graham-Field Common Stock issuable upon conversion of the Series B Preferred Stock, and (ii) $6.8125, the average of the high and low prices of Graham-Field Common Stock as reported on the New York Stock Exchange Composite Transactions Tape on October 15, 1996; and (d) the product of (i) 500,000, the maximum number of shares of Graham-Field Common Stock issuable upon conversion of the Series C Preferred Stock, and (ii) $6.8125, the average of the high and low prices of Graham-Field Common Stock as reported on the New York Stock Exchange Composite Transactions Tape on October 15, 1996.
(5) In accordance with Rule 457(b) of the Securities Act of 1933, as amended, the amount of the registration fee was reduced by $3,821, which is the amount of the fee paid to the Securities and Exchange Commission on September 20, 1996 in connection with the confidential filing of the Preliminary Joint Proxy Statement/Prospectus included as Part I of this Registration Statement.

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                              Cross-Reference Sheet
                                       for
                Registration Statement on Form S-4 and Prospectus

                                                 Location in Joint Proxy
Form S-4 Item Number and Caption                   Statement/Prospectus
--------------------------------                   --------------------

A.  Information About the Transaction

    1.  Forepart of Registration Statement
          and Outside Front Cover Page of
          Prospectus......................  Facing Page of the Registration
                                            Statement; Cross-Reference Sheet;
                                            Cover Page of Joint Proxy
                                            Statement/Prospectus

    2.  Inside Front and Outside Back
          Cover Pages of Prospectus.......  TABLE OF CONTENTS; AVAILABLE
                                            INFORMATION; INCORPORATION OF
                                            DOCUMENTS BY REFERENCE

    3.  Risk Factors, Ratio of Earnings to
          Fixed Charges and Other
          Information.....................  SUMMARY -- Risk Factors; SUMMARY
                                            FINANCIAL INFORMATION -- Comparative
                                            Per Share Data; SUMMARY FINANCIAL
                                            INFORMATION -- Comparative Market
                                            Price Data; RISK FACTORS

    4.  Terms of the Transaction..........  SUMMARY -- The Merger; THE MERGER;
                                            DESCRIPTION OF GRAHAM-FIELD CAPITAL
                                            STOCK; COMPARISON OF STOCKHOLDER
                                            RIGHTS

    5.  Pro Forma Financial Information...  SUMMARY -- Summary Unaudited Pro
                                            Forma Combined Condensed Financial
                                            Information; UNAUDITED PRO FORMA
                                            COMBINED CONDENSED FINANCIAL
                                            INFORMATION

    6.  Material Contacts With the Company
          Being Acquired..................  SUMMARY -- The Merger; THE MERGER --
                                            Background of the Merger; THE MERGER
                                            -- Conflicts of Interest

    7.  Additional Information Required for
          Reoffering by Persons and Parties
          Deemed to be Underwriters.......  Not Applicable

    8.  Interests of Named Experts and
          Counsel.........................  THE MERGER -- Opinions of Financial
                                            Advisors; LEGAL MATTERS; EXPERTS

    9.  Disclosure of Commission Position
          on Indemnification for Securities
          Act Liabilities.................  Not Applicable

B.  Information About the Registrant

    10. Information with Respect to S-3
          Registrants.....................  INCORPORATION OF DOCUMENTS BY
                                            REFERENCE

    11. Incorporation of Certain
          Information by Reference........  INCORPORATION OF DOCUMENTS BY
                                            REFERENCE; DESCRIPTION OF
                                            GRAHAM-FIELD CAPITAL STOCK

                                                 Location in Joint Proxy
Form S-4 Item Number and Caption                   Statement/Prospectus
--------------------------------                   --------------------

    12. Information With Respect to S-2
          or S-3 Registrants..............  Not Applicable

    13. Incorporation of Certain
          Information by Reference........  Not Applicable

    14. Information with Respect to
          Registrants Other Than S-2 or
          S-3 Registrants.................  Not Applicable

C.  Information About the Company Being Acquired

    15. Information With Respect to S-3
          Companies.......................  Not Applicable

    16. Information With Respect to S-2
          or S-3 Companies................  Not Applicable

    17. Information With Respect to
          Companies Other Than S-2 or
          S-3 Companies...................  SUMMARY FINANCIAL INFORMATION --
                                            Summary Historical Financial
                                            Information of E&J; SUMMARY
                                            FINANCIAL INFORMATION -- Comparative
                                            Market Price Data; MANAGEMENT'S
                                            DISCUSSION AND ANALYSIS OF FINANCIAL
                                            CONDITION AND RESULTS OF OPERATIONS
                                            OF E&J; CERTAIN INFORMATION
                                            CONCERNING E&J; AUDITED CONSOLIDATED
                                            FINANCIAL STATEMENTS OF E&J;
                                            UNAUDITED CONSOLIDATED FINANCIAL
                                            STATEMENTS OF E&J

D.  Voting and Management Information

    18. Information if Proxies, Consents
          or Authorizations are to be
          Solicited.......................  INCORPORATION OF DOCUMENTS BY
                                            REFERENCE; SUMMARY -- The Meetings;
                                            MEETINGS, VOTING AND PROXIES; THE
                                            MERGER -- Conflicts of Interest; THE
                                            MERGER -- Absence of Appraisal
                                            Rights; CERTAIN INFORMATION
                                            CONCERNING E&J; STOCKHOLDER
                                            PROPOSALS FOR 1997 ANNUAL MEETINGS

    19. Information if Proxies, Consents
          or Authorizations are not to be
          Solicited or in an Exchange
          Offer...........................  Not Applicable

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.
                              400 Rabro Drive East
                            Hauppauge, New York 11788

                                                                October 22, 1996

Dear Fellow Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Graham-Field Health Products, Inc. to be held on Wednesday, November 27, 1996 at The Chase Manhattan Bank, 13th Floor (the Auditorium), 55 Water Street, New York, New York. The Special Meeting will start at 9:00 a.m., local time.

     At this important meeting, you will be asked to vote upon the approval of the issuance of shares of Graham-Field stock pursuant to an Amended and Restated Agreement and Plan of Merger providing for the merger of a wholly-owned subsidiary of Graham-Field into Everest & Jennings International Ltd. Upon the effectiveness of the merger, Everest & Jennings will become a wholly-owned subsidiary of Graham-Field and the holders of Everest & Jennings common stock will receive .35 shares of Graham-Field common stock in exchange for each share of Everest & Jennings common stock owned by them. This exchange ratio will be reduced to the extent necessary to cause the value of the Graham-Field stock issued in exchange for each share of Everest & Jennings stock not to exceed $5.50.

     As is more fully described in the attached Joint Proxy Statement/Prospectus, Everest & Jennings' majority stockholder, BIL (Far East Holdings) Limited, an affiliate of Brierley Investments Limited, a New Zealand investment holding company, will receive at the closing of the merger additional shares of Graham-Field common and convertible preferred stock in exchange for $35 million in cash ($25 million of which will be used to retire Everest & Jennings bank debt) and debt and preferred stock of Everest & Jennings held by BIL. As a result, BIL will own shares of common and preferred stock of Graham-Field representing approximately 36% of the total voting power of all outstanding Graham-Field shares. BIL will initially be entitled to nominate two directors to the Graham-Field Board, and has agreed to certain standstill, voting and transfer restrictions with respect to its shares of Graham-Field stock.

     The strategic combination of Graham-Field and Everest & Jennings will create a company with approximately $200 million of revenues, positioning Graham-Field as one of the leading manufacturers of durable medical products in the United States and providing us with a world-class manufacturing operation for the wheelchair product line. The merger will unite Everest & Jennings' manufacturing operations and rehabilitation product lines with Graham-Field's distribution network and advanced technology systems, to provide penetration in both the homecare and rehabilitation markets with a greater level of service and efficiency, as well as a broader portfolio of products. In addition, the Everest & Jennings name, a symbol of quality for more than 50 years, will permit Graham-Field to introduce its Temco home healthcare product line, as well as its other self-manufactured product lines, into the rehabilitation marketplace, a virtually untapped marketplace for Graham-Field in the past.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY CONCLUDED THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF GRAHAM-FIELD AND ITS STOCKHOLDERS. ACCORDINGLY, YOUR BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE ISSUANCE OF GRAHAM FIELD SHARES IN THE MERGER.

     In addition, at the Special Meeting you will be asked to vote on a proposal to amend Graham-Field's Certificate of Incorporation to increase the number of authorized shares of common stock from

40 million to 60 million, several other proposed amendments to the Certificate of Incorporation intended to enhance Graham-Field's classified board structure, and a proposal to adopt an amendment to Graham-Field's Incentive Program to increase the number of shares available for grants under the Program by 900,000. The proposals to increase the number of authorized shares of common stock and the number of shares available under the Incentive Program will not be effected, even if approved at the Special Meeting, if the Everest & Jennings merger is not consummated for any reason. These proposals are also described in detail in the attached Joint Proxy Statement/Prospectus.

     For the merger to become effective, the proposals described above must be approved by the stockholders of Graham-Field at the Special Meeting. For that reason, it is very important that your shares be represented at the Special Meeting, whether or not you are able to attend in person. Accordingly, you are urged to vote FOR the merger and the other proposals by marking, signing, dating and returning the accompanying proxy in the enclosed envelope. Your vote is important no matter how many shares you own.

     Thank you for your continued support.

                                       On behalf of the
                                       Board of Directors,

                                       Irwin Selinger
                                       Chairman of the Board and
                                       Chief Executive Officer

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.
                              400 Rabro Drive East
                            Hauppauge, New York 11788
                                 (516) 582-5900

                                 --------------

             NOTICE OF SPECIAL MEETING OF STOCKHOLDERS To Be Held On
                                November 27, 1996

                                 --------------

To the Stockholders of GRAHAM-FIELD HEALTH PRODUCTS, INC.:

     A Special Meeting of the Stockholders (together with any adjournments or postponements thereof, the "Graham-Field Special Meeting") of Graham-Field Health Products, Inc., a Delaware corporation ("Graham-Field"), will be held at The Chase Manhattan Bank, 13th Floor (the Auditorium), 55 Water Street, New York, New York on Wednesday, November 27, 1996, commencing at 9:00 a.m., local time, for the following purposes, as more fully described in the accompanying Joint Proxy Statement/Prospectus:

     1. To approve the issuance of shares of capital stock of Graham-Field pursuant to an Amended and Restated Agreement and Plan of Merger dated as of September 3, 1996 and amended as of October 1, 1996 (the "Merger Agreement"), by and among Graham-Field, E&J Acquisition Corp., a wholly-owned subsidiary of Graham-Field ("Acquisition Corp."), Everest & Jennings International Ltd. ("E&J"), and BIL (Far East Holdings) Limited, the majority stockholder of E&J ("BIL"), which provides for the merger of Acquisition Corp. with and into E&J (the "Merger") and the following issuances of capital stock of Graham-Field (together, the "Share Issuances"):

          (a) .35 shares of common stock, par value $.025 per share, of Graham-Field ("Graham-Field Common Stock") will be issued in the Merger in exchange for each outstanding share of common stock of E&J, subject to reduction as more fully described in the accompanying Joint Proxy Statement/Prospectus;

          (b) additional shares of Graham-Field Common Stock having a value not to exceed $25 million will be issued to BIL for cash, the proceeds of which will be contributed by Graham-Field to E&J upon the effectiveness of the Merger and used to repay certain indebtedness of E&J;

          (c) up to $61 million stated value of a new Series B Cumulative Convertible Preferred Stock of Graham-Field will be issued to BIL in exchange for certain indebtedness of E&J owing to BIL and preferred stock of E&J owned by BIL; and

          (d) $10 million stated value of a new Series C Cumulative Convertible Preferred Stock of Graham-Field will be issued to BIL for cash, the proceeds of which will be available for general corporate purposes.

     2. To adopt an amendment to Article FOURTH of the Certificate of Incorporation of Graham-Field (the "Certificate of Incorporation") to increase the number of authorized shares of Graham-Field Common Stock from 40,000,000 shares to 60,000,000 shares (the "Stock Amendment").

     3. To adopt an amendment to Article NINTH of the Certificate of Incorporation to require that stockholder action be taken at an annual meeting of stockholders or at a special meeting of stockholders and prohibit stockholder action by written consent.

     4. To adopt an amendment to Article ELEVENTH of the Certificate of Incorporation to, among other things, provide that directors be removed only for cause and only with the approval of the holders of at least 50% of the voting power of Graham-Field entitled to vote generally in the election of directors.

     5. To adopt an amendment to Article TWELFTH of the Certificate of Incorporation to provide that the stockholder vote required to alter, amend, or repeal certain provisions of the Graham-Field Bylaws, or to adopt any provision inconsistent therewith, shall be 80% of the voting power of Graham-Field entitled to vote generally in the election of directors (together with the proposed amendments to Articles NINTH and ELEVENTH, the "Stockholder Action Amendments").

     6. To approve an amendment to the Graham-Field Incentive Program to increase the maximum number of shares of Graham-Field Common Stock available under the Incentive Program by 900,000 shares (the "Incentive Program Amendment").

     7. To consider and vote on such other matters as may properly be presented incident to the conduct of the Graham-Field Special Meeting.

     THE BOARD OF DIRECTORS OF GRAHAM-FIELD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY CONCLUDED THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF GRAHAM-FIELD AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE ISSUANCE OF GRAHAM-FIELD SHARES IN THE MERGER. THE BOARD ALSO UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE OTHER PROPOSALS LISTED ABOVE.

     Pursuant to the Merger Agreement, approval of the Stock Amendment and the Incentive Program Amendment is a condition to Graham-Field's obligation to consummate the Merger. If any of the Stockholder Action Amendments is approved by stockholders at the Graham-Field Special Meeting, such amendment will be effected regardless of whether any of the other proposed amendments to the Certificate of Incorporation or any other matter on which a vote is taken at the Graham-Field Special Meeting is approved or the Merger is consummated. However, in the event that the Merger is not consummated for any reason, the Stock Amendment and Incentive Program Amendment will not be effected, even if approved by the stockholders at the Graham-Field Special Meeting.

     Holders of record of Graham-Field Common Stock at the close of business on October 11, 1996, which is the record date for the Graham-Field Special Meeting, are entitled to receive notice of and to vote at the Graham-Field Special Meeting.

     All stockholders are cordially invited to attend the Graham-Field Special Meeting in person. Whether or not you plan to attend the Graham-Field Special Meeting, please complete, sign, date and return the enclosed Proxy to ensure that your shares are represented at the Graham-Field Special Meeting. Stockholders who attend the Graham-Field Special Meeting may revoke their proxies and vote their shares in person, if they desire to do so.

                                       By Order of the Board of Directors



                                       Richard S. Kolodny
                                       Vice President, General Counsel and
                                       Secretary

Hauppauge, New York
October 22, 1996

     THE PROMPT RETURN OF PROXIES WILL SAVE GRAHAM-FIELD THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.
                                       2

                      EVEREST & JENNINGS INTERNATIONAL LTD.
                           4203 Earth City Expressway
                           Earth City, Missouri 63045

                                                                October 22, 1996

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Everest & Jennings International Ltd. to be held on Wednesday, November 27, 1996 at the St. Regis Hotel, 2 East 55th Street, New York, New York. The Special Meeting will start at 9:00 a.m., local time.

     At this important meeting, you will be asked to vote upon the adoption of an Amended and Restated Agreement and Plan of Merger providing for the merger of a wholly-owned subsidiary of Graham-Field Health Products, Inc. into Everest & Jennings. Upon the effectiveness of the merger, Everest & Jennings will become a wholly-owned subsidiary of Graham-Field and the holders of Everest & Jennings common stock will receive .35 shares of Graham-Field common stock in exchange for each share of Everest & Jennings common stock owned by them. This exchange ratio will be reduced to the extent necessary to cause the value of the Graham-Field stock issued in exchange for each share of Everest & Jennings stock not to exceed $5.50.

     As is more fully described in the attached Joint Proxy Statement/Prospectus, Everest & Jennings' majority stockholder, BIL (Far East Holdings) Limited, an affiliate of Brierley Investments Limited, a New Zealand investment holding company, will receive at the closing of the merger additional shares of Graham-Field common and convertible preferred stock in exchange for $35 million in cash ($25 million of which will be used to retire Everest & Jennings bank debt) and debt and preferred stock of Everest & Jennings held by BIL. As a result, BIL will own shares of common and preferred stock of Graham-Field representing approximately 36% of the total voting power of all outstanding Graham-Field shares. BIL will initially be entitled to nominate two directors to the Graham-Field Board, and has agreed to certain standstill, voting and transfer restrictions with respect to its shares of Graham-Field stock.

     The strategic combination of Graham-Field and Everest & Jennings will unite Everest & Jennings' manufacturing operations and rehabilitation product lines with Graham-Field's distribution network and advanced technology systems, to provide penetration in both the homecare and rehabilitation markets with a greater level of service and efficiency, as well as a broader portfolio of products. The combined company will have approximately $200 million of revenues.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY CONCLUDED THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF EVEREST & JENNINGS OTHER THAN BIL. ACCORDINGLY, YOUR BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

     It is very important that your shares be represented at the Special Meeting, whether or not you are able to attend in person. Accordingly, you are urged to vote FOR adoption of the Merger Agreement by marking, signing, dating and returning the accompanying proxy in the enclosed envelope. Your vote is important no matter how many shares you own.

     Thank you for your continued support.

                                       Cordially,


                                       Rodney F. Price
                                       Chairman of the Board

                                       Bevil J. Hogg
                                       President and Chief Executive Officer

                      EVEREST & JENNINGS INTERNATIONAL LTD.
                           4203 Earth City Expressway
                           Earth City, Missouri 63045
                                 (314) 512-7251

                                 --------------

             NOTICE OF SPECIAL MEETING OF STOCKHOLDERS To Be Held on
                                November 27, 1996

                                 --------------

To the Stockholders of
  Everest & Jennings International Ltd.:

     A Special Meeting of the Stockholders (together with any adjournments or postponements thereof, the "E&J Special Meeting") of Everest & Jennings International Ltd., a Delaware corporation ("E&J"), will be held at the St. Regis Hotel, 2 East 55th Street, New York, New York, on Wednesday, November 27, 1996, commencing at 9:00 a.m., local time, for the following purposes as more fully described in the accompanying Joint Proxy Statement/Prospectus:

          1. To consider and vote upon a proposal to adopt an Amended and Restated Agreement and Plan of Merger dated as of September 3, 1996 and amended as of October 1, 1996 by and among Graham-Field Health Products, Inc. ("Graham-Field"), E&J Acquisition Corp., a wholly-owned subsidiary of Graham-Field ("Acquisition Corp."), BIL (Far East Holdings) Limited, the majority stockholder of E&J ("BIL"), and E&J, which provides for the merger of Acquisition Corp. with and into E&J (the "Merger"), whereby E&J will become a wholly-owned subsidiary of Graham-Field and the holders of common stock, par value $.10 per share, of E&J ("E&J Common Stock") will be entitled to receive, in exchange for each share of E&J Common Stock, .35 shares of Graham-Field common stock, subject to reduction as described more fully in the accompanying Joint Proxy Statement/Prospectus, and additional issuances to BIL of (i) up to 1,923,076 shares of Graham-Field Common Stock for up to $25 million, (ii) up to $61 million stated value of a new Series B Cumulative Convertible Preferred Stock of Graham-Field in exchange for the indebtedness of E&J owing to BIL and the Preferred Stock of E&J owned by BIL, (iii) $10 million stated value of a new Series C Cumulative Convertible Preferred Stock of Graham-Field for $10 million and (iv) a $4 million 7.7% Subordinated Note of Graham-Field due April 1, 2001 in exchange for a $4 million short-term promissory note of Graham-Field; and

          2. To consider and vote on such other matters as may properly be presented incident to the conduct of the E&J Special Meeting or any adjournment or postponement thereof.

     THE BOARD OF DIRECTORS OF E&J HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY CONCLUDED THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF E&J OTHER THAN BIL. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

     Holders of record of E&J Common Stock and E&J Preferred Stock at the close of business on October 11, 1996, which is the record date for the E&J Special Meeting, are entitled to receive notice of and to vote at the E&J Special Meeting.

     All stockholders are cordially invited to attend the E&J Special Meeting in person. Whether or not you plan to attend the E&J Special Meeting, please complete, sign, date and return the enclosed Proxy to ensure that your shares are represented at the E&J Special Meeting. Stockholders who attend the

E&J Special Meeting may revoke their proxies and vote their shares in person, if they should desire to do so.

                                       By Order of the Board of Directors



                                       Timothy W. Evans
                                       Senior Vice President, Chief
                                       Financial Officer and Secretary

Earth City, Missouri
October 22, 1996

     BIL OWNS A SUFFICIENT NUMBER OF SHARES OF CAPITAL STOCK OF E&J TO ASSURE ADOPTION OF THE MERGER AGREEMENT AND HAS GRANTED TO GRAHAM-FIELD AN IRREVOCABLE PROXY TO VOTE SUCH SHARES IN FAVOR OF THE MERGER, THEREBY ASSURING THAT GRAHAM-FIELD WILL HAVE THE ABILITY TO APPROVE THE MERGER WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER STOCKHOLDER OF E&J.

                              JOINT PROXY STATEMENT

                                       OF

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                       AND

                      EVEREST & JENNINGS INTERNATIONAL LTD.

                        FOR MEETINGS OF THEIR RESPECTIVE
                             STOCKHOLDERS TO BE HELD
                              ON NOVEMBER 27, 1996

                                 --------------

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                   PROSPECTUS

                                 --------------

     This Joint Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of E&J Acquisition Corp. ("Acquisition Corp."), a Delaware corporation wholly owned by Graham-Field Health Products, Inc., a Delaware corporation ("Graham-Field"), with and into Everest & Jennings International Ltd., a Delaware corporation ("E&J"), pursuant to the Amended and Restated Agreement and Plan of Merger dated as of September 3, 1996 and amended as of October 1, 1996 by and among Graham-Field, Acquisition Corp., BIL (Far East Holdings) Limited, a Hong Kong corporation and the majority stockholder of E&J ("BIL"), and E&J (the "Merger Agreement"), and is being furnished to the stockholders of Graham-Field in connection with the solicitation of proxies by Graham-Field's Board of Directors (the "Graham-Field Board") for use at the Special Meeting of Graham-Field stockholders (the "Graham-Field Special Meeting") to be held on November 27, 1996 at The Chase Manhattan Bank, 13th Floor (the Auditorium), 55 Water Street, New York, New York, and any adjournment or postponement thereof.

     This Joint Proxy Statement/Prospectus is also being furnished to the stockholders of E&J in connection with the solicitation of proxies by E&J's Board of Directors (the "E&J Board") for use at the Special Meeting of E&J stockholders (the "E&J Special Meeting") to be held on November 27, 1996 at the St. Regis Hotel, 2 East 55th Street, New York, New York, and at any adjournment or postponement thereof. BIL owns a sufficient number of shares of capital stock of E&J to assure adoption of the Merger Agreement and has granted to Graham-Field an irrevocable proxy to vote such shares in favor of the Merger, thereby assuring that Graham-Field will have the ability to approve the Merger without the affirmative vote of any other stockholder of E&J.

     The Merger Agreement provides that, at the time the Merger becomes effective, holders of common stock, par value $.10 per share, of E&J ("E&J Common Stock") will have the right to receive in the Merger, in exchange for each of their issued and outstanding shares of E&J Common Stock, .35 (the "Conversion Number") of a fully paid and nonassessable share of common stock, par value $.025 per share, of Graham-Field ("Graham-Field Common Stock"), including the corresponding percentage of a right to purchase shares of Series A Junior Participating Preferred Stock of Graham-Field (see "COMPARISON OF STOCKHOLDER RIGHTS -- Rights Agreement"). The Conversion Number is subject to reduction to the extent necessary so that the value of each fraction of a share of Graham-Field Common Stock issued in exchange for each share of E&J Common Stock does not exceed $5.50 (see "THE MERGER -- Conversion of E&J Shares in the Merger"). Cash will be paid in lieu of fractional shares. The Merger Agreement also provides that, at the time the Merger becomes effective:

          (i) Graham-Field will issue to BIL for cash additional shares of Graham-Field Common Stock having a value not to exceed $25 million, the proceeds of which will be contributed by Graham-Field to E&J upon the effectiveness of the Merger and used to repay certain indebtedness of E&J;

          (ii) Graham-Field will issue to BIL up to $61 million stated value of a new Series B Cumulative Convertible Preferred Stock, par value $.01 per share, of Graham-Field

     (the "Graham-Field Series B Preferred Stock"), in exchange for certain indebtedness of E&J owing to BIL and preferred stock of E&J owned by BIL; and

          (iii) Graham-Field will issue to BIL for cash $10 million stated value of a new Series C Cumulative Convertible Preferred Stock, par value $.01 per share, of Graham-Field (the "Graham-Field Series C Preferred Stock"), the proceeds of which will be available for general corporate purposes.

     The consummation of the Merger is subject, among other things, to (i) the approval by Graham-Field stockholders of the issuances of Graham-Field Common Stock, Graham-Field Series B Preferred Stock and Graham-Field Series C Preferred Stock contemplated by the Merger Agreement and (ii) the approval by E&J stockholders of the Merger Agreement.

     At the Graham-Field Special Meeting, Graham-Field stockholders also will be asked to adopt amendments (x) to Graham-Field's Certificate of Incorporation, as amended (the "Graham-Field Charter"), to increase the number of authorized shares of Graham-Field Common Stock from 40 million to 60 million (the "Stock Amendment") and to, among other things, limit the ability of Graham-Field stockholders to take action by written consent in lieu of a meeting (the "Stockholder Action Amendments"), and (y) to Graham-Field's Incentive Program to increase the maximum number of shares of Graham-Field Common Stock available thereunder by 900,000 (the "Incentive Program Amendment"). See "AMENDMENTS TO THE GRAHAM-FIELD CERTIFICATE OF INCORPORATION" and "AMENDMENT TO THE GRAHAM-FIELD INCENTIVE PROGRAM". Pursuant to the Merger Agreement, approval of the Stock Amendment and the Incentive Program Amendment is a condition to Graham-Field's obligation to consummate the Merger. If any of the Stockholder Action Amendments is approved by stockholders at the Graham-Field Special Meeting, such amendment will be effected regardless of whether any of the other proposed amendments to the Graham-Field Charter or any other matter on which a vote is taken at the Graham-Field Special Meeting is approved or the Merger is consummated. However, in the event that the Merger is not consummated for any reason, the Stock Amendment and the Incentive Program Amendment will not be effected, even if approved by the stockholders at the Graham-Field Special Meeting.

     This Joint Proxy Statement/Prospectus also constitutes a prospectus of Graham-Field, filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to up to (i) 2,547,132 shares of Graham-Field Common Stock to be issued in exchange for shares of E&J Common Stock pursuant to the Merger Agreement as described above, (ii) 1,923,076 shares of Graham-Field Common Stock to be issued to BIL in exchange for cash, the proceeds of which will be contributed by Graham-Field to E&J upon the effectiveness of the Merger and used to repay certain indebtedness of E&J, and (iii) 4,435,483 shares of Graham-Field Common Stock to be issued upon conversion of the Graham-Field Series B Preferred Stock and the Graham-Field Series C Preferred Stock to be issued to BIL pursuant to the Merger Agreement.

     See "RISK FACTORS" for certain information that should be considered by both Graham-Field and E&J stockholders.

     See "SUMMARY FINANCIAL INFORMATION -- Comparative Market Price Data" for information relating to recent trading prices of Graham-Field Common Stock and E&J Common Stock.

     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to the stockholders of Graham-Field and E&J on or about October 22, 1996.

                                 --------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                    ADEQUACY OF THIS JOINT PROXY STATEMENT/
                     PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

     The date of this Joint Proxy Statement/Prospectus is October 22, 1996.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
AVAILABLE INFORMATION .....................................................   5
INCORPORATION OF DOCUMENTS BY REFERENCE ...................................   5
SUMMARY ...................................................................   7
  The Companies ...........................................................   7
  Risk Factors ............................................................   8
  The Meetings ............................................................   9
  The Merger ..............................................................  11
SUMMARY FINANCIAL INFORMATION .............................................  18
  Summary Historical Financial Information of Graham-Field ................  18
  Summary Historical Financial Information of E&J .........................  20
  Summary Unaudited Pro Forma Combined Condensed Financial
    Information ...........................................................  21
  Comparative Per Share Data ..............................................  22
  Comparative Market Price Data ...........................................  23
RISK FACTORS ..............................................................  25
  Risk Factors Relating to Graham-Field ...................................  25
  Risk Factors Relating to E&J ............................................  26
  Risk Factors Relating to the Merger .....................................  28
MEETINGS, VOTING AND PROXIES ..............................................  30
  Introduction ............................................................  30
  Graham-Field Special Meeting ............................................  30
  E&J Special Meeting .....................................................  31
  Proxy Solicitation ......................................................  32
THE MERGER ................................................................  33
  Background of the Merger ................................................  33
  Reasons for the Merger; Recommendations of the Boards
    of Directors ..........................................................  36
  Opinions of Financial Advisors ..........................................  39
  Conflicts of Interest ...................................................  49
  Conversion of E&J Shares in the Merger ..................................  50
  Other Closing Deliveries ................................................  51
  Fractional Shares .......................................................  53
  Exchange of Certificates in the Merger ..................................  53
  Certain Terms of the Merger Agreement ...................................  54
  Stockholder Agreement ...................................................  60
  Registration Rights Agreement ...........................................  62
  Certain Litigation ......................................................  62
  Regulatory Matters ......................................................  63
  Graham-Field Financing Arrangements .....................................  63
  Conduct of E&J's Business After the Merger ..............................  64
  NYSE Listing ............................................................  64
  Certain Federal Income Tax Consequences .................................  64
  Accounting Treatment ....................................................  65
  Absence of Appraisal Rights .............................................  65
  Federal Securities Law Consequences .....................................  65
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  INFORMATION .............................................................  66
CERTAIN INFORMATION CONCERNING GRAHAM-FIELD ...............................  75
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF E&J ........................................  76

                                                                            Page
                                                                            ----
CERTAIN INFORMATION CONCERNING E&J .......................................   84
  Business of E&J ........................................................   84
  Legal Proceedings ......................................................   88
  E&J Directors ..........................................................   88
  E&J Executive Officers .................................................   89
  Security Ownership of Certain Beneficial Owners and Management .........   90
  Executive Compensation .................................................   91
  Stock Options ..........................................................   92
  Certain Transactions ...................................................   93
  Section 16(a) Beneficial Ownership Reporting Compliance ................   95
DESCRIPTION OF GRAHAM-FIELD CAPITAL STOCK ................................   96
COMPARISON OF STOCKHOLDER RIGHTS .........................................   97
AMENDMENTS TO THE GRAHAM-FIELD CERTIFICATE OF INCORPORATION ..............  101
  Proposal to Increase Authorized Shares of Common Stock .................  101
  Proposals Relating to Stockholder Action and Related Matters ...........  103
AMENDMENT TO THE GRAHAM-FIELD INCENTIVE PROGRAM ..........................  108
STOCKHOLDER PROPOSALS FOR 1997 ANNUAL MEETINGS ...........................  112
LEGAL MATTERS ............................................................  112
EXPERTS ..................................................................  112
INDEX TO FINANCIAL STATEMENTS ............................................  F-1

ANNEX A Amended and Restated Agreement and Plan of Merger

ANNEX B Amended and Restated Stockholder Agreement

ANNEX C Registration Rights Agreement

ANNEX D Graham-Field Series B Preferred Stock Certificate of Designations

ANNEX E Graham-Field Series C Preferred Stock Certificate of Designations

ANNEX F Opinion of Jefferies & Company, Inc.

ANNEX G Opinion of Vector Securities International, Inc.

ANNEX H Proposed Graham-Field Charter Amendments

                              AVAILABLE INFORMATION

     Each of Graham-Field and E&J is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed with the SEC are available for inspection and copying at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a Web site (http://www.sec.gov.) that contains reports, proxy and information statements and other information filed electronically by Graham-Field and E&J with the SEC through its Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. The Graham-Field Common Stock is listed on the New York Stock Exchange (the "NYSE"), and as such, the periodic reports, proxy statements and other information filed by Graham-Field with the SEC can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The E&J Common Stock is listed on the American Stock Exchange, and as such, the periodic reports, proxy statements and other information filed by E&J with the SEC can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained or incorporated by reference in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such contract or other document so filed, each such statement being qualified in all respects by such reference.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     This Joint Proxy Statement/Prospectus incorporates by reference documents relating to Graham-Field which are not presented herein or delivered herewith. Documents relating to Graham-Field (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Joint Proxy Statement/Prospectus is delivered, on written or oral request, without charge, from Graham-Field Health Products, Inc., 400 Rabro Drive East, Hauppauge, New York 11788, Attention: Richard S. Kolodny, Secretary, telephone: (516) 582-5900. In order to ensure timely delivery of the documents, any such request should be made by November 20, 1996.

     The following documents heretofore filed by Graham-Field pursuant to the Exchange Act are incorporated by reference herein:

          1. Annual Report on Form 10-K for the year ended December 31, 1995;

          2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, as amended; and

          3. Current Reports on Form 8-K reporting events on September 3, 1996 and September 4, 1996.

     All reports and other documents filed by Graham-Field with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the date of the Graham-Field Special Meeting shall be deemed to be incorporated by reference herein and shall be a part hereof from the dates of filing of such reports and other documents. Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

                                 --------------

     No person has been authorized to give any information or to make any representation other than those contained in this Joint Proxy Statement/Prospectus, and if given or made, such information or representation should not be relied upon as having been authorized by either Graham-Field or E&J. This Joint Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Joint Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of securities pursuant to this Joint Proxy Statement/Prospectus shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Joint Proxy Statement/Prospectus.

                                 --------------

     All information herein with respect to Graham-Field has been furnished by Graham-Field, and all information herein with respect to E&J has been furnished by E&J.

--------------------------------------------------------------------------------

                                    SUMMARY

     The following is a summary of certain matters discussed elsewhere in this Joint Proxy Statement/Prospectus. This summary sets forth all material elements of such matters but does not purport to be complete and is qualified in its entirety by reference to the more detailed information appearing in this Joint Proxy Statement/Prospectus and the Annexes hereto. Stockholders are urged to read this Joint Proxy Statement/Prospectus and the Annexes hereto in their entirety. As used herein, unless the context otherwise clearly requires, the term "Graham-Field" refers to Graham-Field Health Products, Inc. and its consolidated subsidiaries, the term "E&J" refers to Everest & Jennings International Ltd. and its consolidated subsidiaries and the term "BIL" refers to Brierley Investments Limited and its affiliated companies, including BIL (Far East Holdings) Limited.

     Certain of the information contained in this Joint Proxy Statement/Prospectus may constitute forward-looking statements, including statements as to the benefits and synergies expected to be realized as a result of the Merger and as to future financial performance and the analyses used by the financial advisors to Graham-Field and E&J. See "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors" and " -- Opinions of Financial Advisors." There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include those set forth in this Joint Proxy Statement/Prospectus under the heading "RISK FACTORS."

                                 The Companies

Graham-Field

     Graham-Field and its wholly-owned subsidiaries manufacture, market and distribute medical, surgical and a broad range of other health care products for hospital, physician and home use. Graham-Field markets and distributes approximately 23,000 products under its own brand names and under suppliers' names. Products are marketed to approximately 15,000 customers, principally hospital, nursing home, physician and home health care dealers, health care product wholesalers and retailers, including drug stores and home-shopping related businesses. Graham-Field has expanded the number of products it offers during the past five years, primarily through an increase in the number of distributorship agreements with suppliers as well as acquisitions of other companies and product lines. On September 4, 1996, Graham-Field acquired V.C. Medical Distributors, Inc. ("V.C. Medical"), a distributor of home healthcare products in Puerto Rico with annual revenues of approximately $5 million (the "V.C. Medical Acquisition").

     Graham-Field's principal product lines include sphygmomanometers (blood pressure measuring devices), stethoscopes, ECG instruments, electronic thermometers, infrared heat treatment devices, durable medical equipment (such as ambulatory aids, bathroom safety equipment and wheelchairs), adult incontinence products, nutritional supplements, specialty cushions and mattresses for the treatment and prevention of pressure sores, medicated and rubber elastic bandages, respiratory equipment and supplies, urologicals, ostomy products, infection control products, first aid supplies, laboratory supplies, antiseptics and topical anesthetics and sterile disposable medical products.

     On September 13, 1996, Graham-Field and E&J entered into an agreement pursuant to which Graham-Field has been named as E&J's exclusive sales representative with respect to the sale of home healthcare beds and standard commodity wheelchairs in specified territories where E&J does not currently have a sales representative. The letter agreement will terminate on the earlier to occur of the Merger or the termination of the Merger Agreement in accordance with its terms.

     The mailing address of the principal executive offices of Graham-Field is 400 Rabro Drive East, Hauppauge, New York 11788, and its telephone number at that address is (516) 582-5900. See "CERTAIN INFORMATION CONCERNING GRAHAM-FIELD."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Acquisition Corp.

     Acquisition Corp. is a wholly-owned subsidiary of Graham-Field organized to effect the Merger. The mailing address of the principal executive office of Acquisition Corp. is 400 Rabro Drive East, Hauppauge, New York 11788, and its telephone number at that address is (516) 582-5900.

Everest & Jennings

     Through its subsidiaries, E&J manufactures wheelchairs for both the rehabilitation and homecare markets and distributes homecare beds. E&J is one of the larger manufacturers of wheelchairs in the United States and, through its Canadian and Mexican subsidiaries, holds a material portion of the North American market share. E&J develops, designs, manufactures and markets state-of-the-art wheelchairs, including ultra-lightweight wheelchairs in its Vision product line. E&J also distributes homecare beds generally utilizing the same homecare dealer network which is used to distribute homecare wheelchairs. E&J markets its products to non-exclusive dealers and national accounts, who in turn sell the products to the final consumers. The mailing address of the principal executive offices of E&J is 4203 Earth City Expressway, Earth City, Missouri 63045, and its telephone number at that address is (314) 512-7000. See "CERTAIN INFORMATION CONCERNING E&J."

BIL

     BIL (Far East Holdings) Limited is owned by Brierley Investments Limited, a New Zealand investment holding company with interests in public and private corporations throughout the world. BIL owns 5,779,935 shares of E&J Common Stock, representing approximately 80% of the outstanding shares of E&J Common Stock, and all of the outstanding shares of Series A Convertible Preferred Stock, par value $.01 per share, of E&J ("E&J Series A Preferred Stock"), Series B Convertible Preferred Stock, par value $.01 per share, of E&J ("E&J Series B Preferred Stock"), and Series C Convertible Preferred Stock, par value $.01 per share, of E&J ("E&J Series C Preferred Stock" and, together with the E&J Series A Preferred Stock and the E&J Series B Preferred Stock, the "E&J Preferred Stock"). See "CERTAIN INFORMATION CONCERNING E&J -- Business of E&J -- General Development of Business and E&J Strategy" and "-- Security Ownership of Certain Beneficial Owners and Management."

                                  Risk Factors

     The Merger involves various risks that should be considered by stockholders of Graham-Field and E&J before submitting a proxy for, or voting in person at, the Graham-Field Special Meeting or the E&J Special Meeting, including:

          (a) with respect to Graham-Field, that (i) the medical device industry is characterized by intense competition and rapidly developing technology, is subject to regulation by the Federal Food and Drug Administration and relies on the establishment and maintenance of patent protection for proprietary technologies, products and processes, (ii) the success of Graham-Field is dependent upon the continued services and management of its Chief Executive Officer, Irwin Selinger, and other executive officers,
     (iii) Graham-Field's sales and collection of receivables are dependent upon governmental and private insurer reimbursement policies, which are subject to modifications at any time, and (iv) Graham-Field has not declared a dividend on the Graham-Field Common Stock since its organization and is subject to limitations on its ability to declare and pay dividends with respect to the Graham-Field Common Stock pursuant to its credit arrangements (see "RISK FACTORS -- Risk Factors Relating to Graham-Field");

          (b) with respect to E&J, that (i) since 1989 E&J has incurred substantial restructuring expenses and recurring operating losses (which net losses totalled $7.8 million during the twelve

--------------------------------------------------------------------------------
     months ended June 30, 1996) and, at June 30, 1996, had a net capital deficiency totalling $27.9 million with the result that there is substantial doubt about E&J's ability as an independent company to continue as a going concern, (ii) there is no assurance that E&J will successfully emerge from or complete its restructuring activities, that E&J's ongoing rationalization and outsourcing programs will be successfully implemented or that any of the expected savings will be realized, (iii) BIL has beneficial ownership of approximately 86% of the voting securities of E&J, which makes it difficult for a third party to acquire control of E&J without the consent of BIL and may discourage third parties from making an acquisition proposal or seeking to acquire control of E&J, (iv) E&J's business is heavily dependent on its maintenance of two key supplier contracts, which are subject to termination under certain circumstances,
     (v) the medical device industry is characterized by intense competition and rapidly developing technology, is subject to regulation by the Federal Food and Drug Administration, relies on the establishment and maintenance of patent protection for proprietary technologies, products and processes, and is dependent upon governmental and private insurer reimbursement policies in connection with sales and the collection of receivables, which are subject to modifications at any time, (vi) significant product liability claims have been made against E&J and there can be no assurance that E&J's product liability insurance coverage will be adequate to protect E&J from any liabilities it may incur, and (vii) E&J has not declared a dividend on the E&J Common Stock since 1989 (see "RISK FACTORS -- Risk Factors Relating to E&J"); and

          (c) with respect to the Merger, that (i) there can be no assurance that Graham-Field will be able to successfully integrate, develop and operate the E&J businesses following the Merger or that the significant synergies and cost efficiencies which Graham-Field expects to achieve through the operation of E&J as part of a combined entity with Graham-Field will be achieved, (ii) there can be no assurance that the combined entities will have adequate resources to support their capital requirements, (iii) the issuance of Graham-Field capital stock pursuant to the Merger Agreement will dilute the voting rights of existing holders of Graham-Field Common Stock, (iv) the issuance of Graham-Field capital stock to BIL pursuant to the Merger Agreement, which will represent approximately 36% of the voting power of Graham-Field capital stock outstanding after the Merger, will make it more difficult for a third party to acquire control of Graham-Field without the consent of BIL and may discourage third parties from making an acquisition proposal or seeking to acquire control of Graham-Field, (v) certain conflicts of interest with respect to the Merger were considered by the Graham-Field Board in recommending the Merger to its stockholders and approving the Merger Agreement, (vi) the Conversion Number is expressed in the Merger Agreement as a fixed ratio and will be adjusted in the event of certain increases, but not decreases, in the market price of Graham-Field Common Stock prior to the effective time of the Merger and (vii) there can be no assurance that Graham-Field will obtain the necessary consent of one of its creditors to the Merger or arrange for a refinancing of such indebtedness (see "RISK FACTORS -- Risk Factors Relating to the Merger").

                                  The Meetings

Graham-Field Special Meeting

     The Graham-Field Special Meeting will be held on Wednesday, November 27, 1996, at The Chase Manhattan Bank, 13th Floor (the Auditorium), 55 Water Street, New York, New York, commencing at 9:00 a.m., local time, and at any adjournment or postponement thereof. The holders of record of shares of Graham-Field Common Stock at the close of business on October 11, 1996 (the "Graham-Field Record Date") are entitled to notice of and to vote at the Graham-Field Special Meeting.

     At the Graham-Field Special Meeting, Graham-Field stockholders will be asked to consider and vote on the following:

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                                       9
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          (1) a proposal to approve the issuances of Graham-Field Common Stock,
     Graham-Field Series B Preferred Stock and Graham-Field Series C Preferred Stock contemplated by the Merger Agreement (the "Share Issuances");

          (2) a proposal to amend Article FOURTH of the Graham-Field Charter to increase the total number of authorized shares of Graham-Field Common Stock from 40,000,000 shares to 60,000,000 shares (the "Stock Amendment");

          (3) a proposal to amend Article NINTH of the Graham-Field Charter to require that stockholder action be taken at an annual meeting of stockholders or at a special meeting of stockholders and prohibit stockholder action by written consent;

          (4) a proposal to amend Article ELEVENTH of the Graham-Field Charter to provide that directors be removed only for cause and only with the approval of the holders of at least 50% of the voting power of Graham-Field entitled to vote generally in the election of directors;

          (5) a proposal to amend Article TWELFTH of the Graham-Field Charter to provide that the stockholder vote required to alter, amend, or repeal certain related provisions of the Graham-Field Bylaws, or to adopt any provision inconsistent therewith, shall be 80% of the voting power of Graham-Field entitled to vote generally in the election of directors (together with the proposals described in clauses 3 and 4 above, the "Stockholder Action Amendments");

          (6) a proposal to amend Graham-Field's Incentive Program to increase the maximum number of shares of Graham-Field Common Stock available thereunder by 900,000 shares (the "Incentive Program Amendment"); and

          (7) such other matters as may properly be presented incident to the conduct of the Graham-Field Special Meeting.

     Approval of the Share Issuances by Graham-Field stockholders is required by the rules of the NYSE for corporations, such as Graham-Field, whose shares are listed for trading thereon.

     Each share of Graham-Field Common Stock will be entitled to one vote on the proposals described above. The affirmative vote of a majority of the votes cast at the Graham-Field Special Meeting is required to approve the Share Issuances and the Incentive Program Amendment. The affirmative vote of a majority of the outstanding shares of Graham-Field Common Stock is required to adopt the Stock Amendment and each of the Stockholder Action Amendments. Abstentions will have the effect of a vote against each of the Share Issuances, the Stock Amendment, the Stockholder Action Amendments and the Incentive Program Amendment. Broker non-votes will have no effect in determining whether the Share Issuances or the Incentive Plan Amendment has received the requisite number of affirmative votes by Graham-Field stockholders, but will have the effect of a vote against the Stock Amendment and the Stockholder Action Amendments.

     The directors and executive officers of Graham-Field and their affiliates own approximately 8.8% of the shares of Graham-Field Common Stock entitled to vote at the Graham-Field Special Meeting. The directors and executive officers of Graham-Field have indicated their intention to vote such shares FOR the adoption of each of the above-mentioned proposals.

     Pursuant to the Merger Agreement, approval of the Stock Amendment and the Incentive Program Amendment is a condition to Graham-Field's obligation to consummate the Merger. If any of the Stockholder Action Amendments is approved by stockholders at the Graham-Field Special Meeting, such amendment will be effected regardless of whether any of the other Stockholder Action Amendments or any other matter on which a vote is taken at the Graham-Field Special Meeting is approved or the Merger is consummated. However, in the event that the Merger is not consummated for any reason, the Stock

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Amendment and the Incentive Program Amendment will not be effected, even if approved by the stockholders at the Graham-Field Special Meeting.

     See "MEETINGS, VOTING AND PROXIES -- Graham-Field Special Meeting."

E&J Special Meeting

     The E&J Special Meeting will be held on Wednesday, November 27, 1996, at the St. Regis Hotel, 2 East 55th Street, New York, New York, commencing at 9:00 a.m., local time, and at any adjournment or postponement thereof. The holders of record of shares of E&J Common Stock and E&J Preferred Stock at the close of business on October 11, 1996 (the "E&J Record Date") are entitled to notice of and to vote at the E&J Special Meeting. The purpose of the E&J Special Meeting is to consider and vote upon a proposal to adopt the Merger Agreement and such other matters as may be properly presented incident to the conduct of the E&J Special Meeting.

     Each share of E&J Common Stock will be entitled to one vote and each share of E&J Preferred Stock will be entitled to one-tenth of a vote on the proposal to adopt the Merger Agreement at the E&J Special Meeting. The holders of E&J Common Stock and E&J Preferred Stock will vote together as a single class on the proposal. The affirmative vote of the holders of shares of E&J Common Stock and E&J Preferred Stock representing a majority of the total number of votes entitled to be cast by the holders of all outstanding shares of E&J Common Stock and E&J Preferred Stock at the E&J Special Meeting is required to adopt the Merger Agreement. Abstentions and broker non-votes will have the effect of a vote against approval of the Merger Agreement.

     BIL owns a sufficient number of shares of E&J Common Stock and E&J Preferred Stock to assure adoption of the Merger Agreement at the E&J Special Meeting and has granted to Graham-Field an irrevocable proxy to vote such shares in favor of the Merger, thereby assuring that Graham-Field will have the ability to approve the Merger without the affirmative vote of any other stockholder of E&J.

     See "MEETINGS, VOTING AND PROXIES -- E&J Special Meeting," "THE MERGER -- Stockholder Agreement" and "CERTAIN INFORMATION CONCERNING E&J -- Security Ownership of Certain Beneficial Owners and Management."

                                   The Merger

General

     If the Share Issuances are approved by the requisite vote of Graham-Field stockholders at the Graham-Field Special Meeting, the Merger Agreement is approved by the requisite vote of E&J stockholders at the E&J Special Meeting and the other conditions to the Merger are satisfied or waived (where permissible), the Merger will be consummated and become effective at the time at which a Certificate of Merger meeting the requirements of Section 251 of the General Corporation Law of the State of Delaware (the "DGCL") shall be delivered to the Secretary of State of Delaware for filing (the time of such filing being the "Effective Time" and the day of such filing being the "Effective Date"). It is expected that the Effective Time will be promptly following completion of the Graham-Field Special Meeting and the E&J Special Meeting. At the Effective Time, Acquisition Corp. will be merged with and into E&J and E&J will survive the Merger as a wholly-owned subsidiary of Graham-Field.

Conversion of E&J Shares in the Merger; Exchange of Certificates

     In the Merger, each issued and outstanding share of E&J Common Stock will be converted into the right to receive .35 (the "Conversion Number") of a fully paid and nonassessable share of Graham-Field Common Stock (the "Merger Consideration Per Share"), including the corresponding percentage of a right to purchase shares of Series A Junior Participating Preferred Stock, par value $.01 per share,

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of Graham-Field (see "COMPARISON OF STOCKHOLDER RIGHTS -- Rights Agreement").
Notwithstanding the foregoing, the Conversion Number will be reduced to the extent necessary to cause the fair market value of the Merger Consideration Per Share, based on the average closing sales price for the Graham-Field Common Stock for the ten trading days ending on the fifth trading day prior to the Effective Date, to equal $5.50. See "THE MERGER -- Conversion of E&J Shares in the Merger."

     Upon consummation of the Merger, all outstanding shares of E&J Common Stock will cease to be outstanding and will be converted into the right to receive shares of Graham-Field Common Stock, without interest, in accordance with the terms of the Merger Agreement. Fractional shares of Graham-Field Common Stock will not be issued in connection with the Merger and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Graham-Field. Pursuant to the Merger Agreement, such fractional shares will be aggregated and sold by an exchange agent, as agent for the holders of E&J Common Stock (the "Exchange Agent"), at the then prevailing prices on the NYSE. The net proceeds of such sales will be held by the Exchange Agent in a trust for the holders of E&J Common Stock and distributed proportionately to such holders. See "THE MERGER -- Fractional Shares."

     Each issued and outstanding share of each series of E&J Preferred Stock will continue to be an issued and outstanding share of each such series of E&J Preferred Stock and, as described below, will either be exchanged by BIL for shares of Graham-Field Series B Preferred Stock or contributed to the capital of E&J. See "THE MERGER -- Conversion of E&J Shares in the Merger."

Other Closing Deliveries

     The Merger Agreement also provides for the following deliveries to be made simultaneously with the closing of the Merger:

          (i) In exchange for the delivery by wire transfer of immediately available funds from BIL to Graham-Field in an amount equal to the aggregate amount of principal, interest and prepayment penalties or premiums, if any, that would be required to be paid by E&J to the Hong Kong and Shanghai Banking Corporation Limited ("HSBC") in order to pay off and discharge in full all indebtedness (other than any indebtedness relating to letters of credit issued by HSBC for E&J) owing by E&J to HSBC (the "HSBC Indebtedness") on and as of the closing date of the Merger (the "HSBC Debt Payment"), Graham-Field will deliver to BIL a certificate representing a number of shares of Graham-Field Common Stock (disregarding fractions) equal to the amount determined by dividing the amount of the HSBC Debt Payment by the greater of (x) $13.00 and (y) the fair market value of each share of Graham-Field Common Stock, based on the ten-day average closing sales price described above; provided that the HSBC Debt Payment cannot exceed $25 million. Upon the effectiveness of the Merger, Graham-Field will contribute the proceeds of such stock issuance to E&J, which will in turn use such funds to repay the indebtedness owing to HSBC. Pursuant to the Merger Agreement, BIL has agreed to make such payments to HSBC prior to the Effective Time as shall be necessary to cause the HSBC Debt Payment not to exceed $25 million. Accordingly, immediately following the Effective Time, E&J will have no HSBC Indebtedness outstanding.

          (ii) Graham-Field will deliver to BIL a certificate representing shares of Graham-Field Series B Preferred Stock having an aggregate stated value equal to the lesser of (A) the sum of the amount of outstanding indebtedness of E&J owing to BIL (the "BIL Debt") and the aggregate liquidation value (including aggregate unpaid dividends) of the E&J Preferred Stock; and (B) $61 million, in exchange for the delivery by BIL to Graham-Field of:

             (x) an instrument evidencing the transfer of outstanding BIL Debt in an aggregate principal amount which, together with accrued interest thereon, does not exceed the

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                                       12
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        Appraised Value (as defined in the Merger Agreement) of such shares of
        Graham-Field Series B Preferred Stock; and

             (y) certificates representing shares of E&J Preferred Stock having an aggregate liquidation value which does not exceed the result obtained by subtracting (I) the aggregate unpaid principal of and accrued interest on the BIL Debt referred to in clause (x) above from (II) the Appraised Value of such shares of Graham-Field Series B Preferred Stock.

          Pursuant to the Merger Agreement, BIL has agreed to contribute shares of E&J Preferred Stock and BIL Debt to E&J prior to the Effective Time to the extent necessary so that Graham-Field will not be required to issue shares of Graham-Field Series B Preferred Stock having an aggregate stated value exceeding $61 million. Accordingly, immediately following the Effective Time, E&J will have no outstanding indebtedness to BIL, and BIL will not own any shares of E&J Preferred Stock.

          (iii) In exchange for the delivery by wire transfer of immediately available funds from BIL to Graham-Field in the amount of $10 million, Graham-Field will deliver to BIL a certificate representing shares of Graham-Field Series C Preferred Stock having an aggregate stated value equal to $10 million. The proceeds of this stock issuance will be available to Graham-Field for general corporate purposes.

          (iv) In exchange for the delivery by BIL to Graham-Field of the Unsecured Promissory Note dated July 18, 1996 evidencing the loan by BIL to Graham-Field of $4 million, Graham-Field will deliver to BIL an unsecured subordinated $4 million promissory note bearing interest at the effective rate of 7.7% per annum and maturing on April 1, 2001.

     See "THE MERGER -- Other Closing Deliveries."

Background of the Merger

     Representatives of Graham-Field, E&J and BIL began discussions of the potential acquisition of E&J by Graham-Field in February 1996. These discussions continued throughout the spring and summer. The parties entered into a confidentiality agreement in March, and publicly announced an agreement in principle for the proposed acquisition on June 17, 1996. Following completion of Graham-Field's due diligence investigation and further negotiations, the parties announced a revised agreement in principle on August 14, 1996. The signing of the Merger Agreement and related documentation was publicly announced on September 3, 1996 following approval of the Merger and the related documentation by the Graham-Field and E&J Boards and the issuance of written fairness opinions by their respective financial advisors. For a further description of the negotiations leading up to the execution of the Merger Agreement and related matters, see "THE MERGER -- Background of the Merger."

Recommendations of the Boards of Directors

     THE GRAHAM-FIELD BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS UNANIMOUSLY CONCLUDED THAT ITS TERMS ARE FAIR TO AND IN THE BEST INTERESTS OF GRAHAM-FIELD AND ITS STOCKHOLDERS. THE GRAHAM-FIELD BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE SHARE ISSUANCES.

     For a discussion of the factors considered by the Graham-Field Board in reaching its decision, see "THE MERGER -- Reasons for the Merger;
Recommendations of the Boards of Directors -- Graham-Field."

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                                       13
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     THE E&J BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE
TRANSACTIONS CONTEMPLATED THEREBY AND HAS UNANIMOUSLY CONCLUDED THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF E&J OTHER THAN BIL. THE E&J BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

     For a discussion of the factors considered by the E&J Board in reaching its decision, see "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors -- E&J."

     Stockholders should be aware that BIL and certain members of the E&J Board and management have certain interests in the Merger that may conflict with and are in addition to those of other E&J stockholders. See "THE MERGER -- Conflicts of Interest."

Opinions of Financial Advisors

     Graham-Field has retained Jefferies & Company, Inc. ("Jefferies") to render a fairness opinion in connection with the Merger. Jefferies delivered its written opinion to the Graham-Field Board, dated September 3, 1996, stating that, at the time of such opinion, the consideration to be paid by Graham-Field pursuant to the Merger Agreement is fair to Graham-Field stockholders from a financial point of view. A copy of Jefferies' opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached hereto as Annex F and should be read by Graham-Field stockholders carefully in its entirety. See "THE MERGER -- Opinions of Financial Advisors -- Jefferies."

     E&J has retained Vector Securities International, Inc. ("Vector") to render a fairness opinion in connection with the Merger. Vector delivered its written opinion to the E&J Board, dated August 29, 1996, stating that, at the time of such opinion, the consideration to be received by the holders of E&J Common Stock in the Merger is fair to such stockholders from a financial point of view. A copy of Vector's opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached hereto as Annex G and should be read by E&J stockholders carefully in its entirety. See "THE MERGER -- Opinions of Financial Advisors -- Vector."

Conflicts of Interest

     In considering the recommendation of the E&J Board with respect to the Merger Agreement and the transactions contemplated thereby, stockholders should be aware that BIL and certain members of the E&J Board and management have certain interests with respect to the Merger that may conflict with and are in addition to the interests of the other stockholders of E&J, including the following:

          (i) BIL is the majority stockholder of E&J and two members of the E&J Board are affiliated with BIL. BIL has granted Graham-Field an irrevocable proxy to vote its shares in favor of the Merger at the E&J Special Meeting.

          (ii) As a result of the transactions contemplated by the Merger Agreement, BIL will become the largest stockholder and a creditor of Graham-Field, owning shares representing approximately 36% of the voting power of all outstanding shares of Graham-Field capital stock. In that connection, BIL has entered into the Stockholder Agreement and the Registration Rights Agreement with Graham-Field.

          (iii) Pursuant to the Stockholder Agreement, upon consummation of the Merger, BIL will initially be entitled to designate two members of the Graham-Field Board, one of whom, Rodney F. Price, will also serve as a member of the Executive Committee of the Graham-Field Board.

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          (iv) BIL and E&J have engaged in certain transactions in the past, including an October 4, 1996 sale of receivables by E&J to BIL, the cash proceeds of which will be used by E&J to fund operations prior to the Effective Time.

          (v) The Merger Agreement contains customary provisions with respect to the continuation of existing indemnification rights in favor of directors and officers of E&J and its subsidiaries. The Merger Agreement also contains customary provisions regarding the continuation of directors' and officers' liability insurance.

          (vi) Graham-Field has agreed to provide E&J employees with benefits reasonably comparable to those currently provided at least until the first anniversary of the Effective Time.

          (vii) The Merger Agreement provides that each holder of options to purchase shares of E&J Common Stock outstanding at the Effective Time will receive substitute options under Graham-Field's Incentive Program.

          (viii) E&J has entered into severance arrangements with several senior managers providing for severance payments and continuation of certain benefits in the event that their employment is involuntarily terminated without cause prior to the first anniversary of the Effective Time.

     For more complete information relating to the matters discussed in the preceding paragraphs, see "THE MERGER -- Conflicts of Interest."

Certain Terms of the Merger Agreement

     The Merger Agreement contains customary representations and warranties of the parties, none of which survive the consummation of the Merger, as well as customary covenants regarding the conduct of the respective businesses of Graham-Field and E&J prior to the Effective Time. See "THE MERGER -- Certain Terms of the Merger Agreement -- Representations and Warranties", "-- Conduct of Business of E&J Pending the Merger" and "-- Conduct of Business of Graham-Field Pending the Merger." Each party's obligation to consummate the Merger is subject to the satisfaction of customary conditions prior to the Effective Time as set forth in the Merger Agreement, including but not limited to, approval of the Share Issuances, the Stock Amendment and the Incentive Program Amendment by Graham-Field stockholders, approval of the Merger Agreement by E&J stockholders, the receipt of necessary regulatory consents, absence of certain litigation and freedom from any legal restraint to the Merger, the accuracy of representations and warranties and performance of covenants contained therein and, in the case of Graham-Field's obligations, the obtaining by Graham-Field of certain real property title search reports with respect to E&J's Canadian and Mexican facilities and a product liability insurance policy covering claims relating to products manufactured or sold by E&J prior to the Effective Time (up to $400,000 of the cost of which is to be reimbursed by BIL) and the receipt of evidence satisfactory to Graham-Field that E&J owns 100% of the stock of its Canadian and Mexican subsidiaries. See "THE MERGER -- Certain Terms of the Merger Agreement -- Conditions Precedent to the Merger."

     The Merger Agreement also contains provisions under which E&J has agreed to refrain from soliciting or encouraging certain proposals to acquire E&J. See "THE MERGER -- Certain Terms of the Merger Agreement -- No Solicitation."

     The Merger Agreement may be terminated before the consummation of the Merger by either Graham-Field, BIL or E&J under various circumstances, including the failure to consummate the Merger on or before December 31, 1996. See "THE MERGER -- Certain Terms of the Merger Agreement -- Termination."

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Stockholder Agreement

     To induce Graham-Field to enter into the Merger Agreement, BIL entered into a Stockholder Agreement dated as of September 3, 1996 (as subsequently amended, the "Stockholder Agreement") with Graham-Field and Irwin Selinger, the Chairman of the Board and Chief Executive Officer of Graham-Field, pursuant to which, among other things, BIL has agreed to vote its shares of E&J capital stock to approve the Merger Agreement and in favor of the Merger and has granted Graham-Field an irrevocable proxy to vote its shares accordingly at the E&J Special Meeting. BIL also has agreed in the Stockholder Agreement (a) to grant Graham-Field a right of first refusal with respect to certain sales of Graham-Field securities acquired by BIL pursuant to the Merger Agreement, (b) to indemnify Graham-Field against certain existing actions and proceedings to which E&J and its subsidiaries are parties, and (c) so long as BIL owns securities representing at least 5% of the voting power of the outstanding capital stock of Graham-Field, not to (i) acquire additional shares of Graham-Field Common Stock without the consent of the Graham-Field Board, which consent will not be unreasonably withheld, (ii) seek to acquire ownership of Graham-Field, (iii) engage in any solicitation of proxies with respect to Graham-Field or (iv) otherwise seek or propose to acquire control of the Graham-Field Board. Pursuant to the Stockholder Agreement, BIL will have the right to designate two members of the Graham-Field Board (subject to reduction if BIL reduces its ownership of Graham-Field stock below specified levels), and will have the right to participate on a pro rata basis in certain future stock issuances by Graham-Field. The Stockholder Agreement will automatically terminate upon a termination of the Merger Agreement in accordance with its terms or upon a change of control of the Graham-Field Board. See "THE MERGER -- Stockholder Agreement."

Registration Rights Agreement

     As a condition to BIL's willingness to vote its shares of E&J capital stock in favor of the Merger, to enter into the Stockholder Agreement and to acquire shares of Graham-Field stock pursuant to the Merger Agreement, Graham-Field has entered into a registration rights agreement with BIL (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, BIL and certain of its transferees will have the right to require Graham-Field to register the sale of shares of Graham-Field Common Stock acquired by BIL in accordance with the Merger Agreement and Stockholder Agreement, and to participate in other registrations initiated by Graham-Field. Pursuant to the Registration Rights Agreement, Graham-Field will pay the expenses of such registrations; however, BIL will be responsible for underwriting discounts and commissions. See "THE MERGER -- Registration Rights Agreement."

Certain Litigation

     A class action lawsuit was filed in the Delaware Chancery Court on June 19, 1996 following public announcement on June 17, 1996 of the original agreement in principle between Graham-Field and E&J. The lawsuit seeks to challenge the proposed transaction on several grounds primarily relating to the allegations that BIL and the directors of E&J breached their respective fiduciary duties by not exercising independent business judgment, that Graham-Field aided and abetted such breaches and that BIL would receive more value than that which would be received by the other stockholders of E&J. Each of the directors of E&J, E&J, BIL and Graham-Field were named as defendants. See "THE MERGER -- Certain Litigation."

Regulatory Matters

     On September 9, 1996 and September 10, 1996, notification and report forms were filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the Merger Agreement and the transactions contemplated thereby by Graham-Field and E&J, respectively. Early termination of the waiting period under the HSR Act was granted on October 4, 1996.

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                                       16
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Graham-Field and E&J are not aware of any other material regulatory consents, approvals or filings required for the consummation of the Merger or the other transactions contemplated by the Merger Agreement. See "THE MERGER -- Regulatory Matters."

Graham-Field Financing Arrangements

     Graham-Field will need to obtain the consent of John Hancock Mutual Life Insurance Company ("John Hancock") under the terms of its Note and Warrant Agreement dated as of March 12, 1992, as amended (the "Note and Warrant Agreement"), in order to consummate the Merger. Graham-Field is currently in discussions with John Hancock to obtain such consent, as well as with several potential bank lenders with a view to the possible refinancing of the John Hancock indebtedness. While Graham-Field believes that it will be successful in either obtaining such consent or in refinancing the John Hancock indebtedness, no assurances as to either event can be provided. See "THE MERGER -- Graham-Field Financing Arrangements."

Conduct of E&J's Business After the Merger

     E&J will survive the Merger as a wholly-owned subsidiary of Graham-Field. E&J's manufacturing operations will report to Graham-Field's Executive Vice President of Operations. Graham-Field intends to integrate certain E&J business units with those of Graham-Field, while leaving others to operate independently. See "THE MERGER -- Conduct of E&J's Business After the Merger."

NYSE Listing

     Pursuant to the Merger Agreement, Graham-Field has agreed to use its best efforts to cause the shares of Graham-Field Common Stock to be issued pursuant to the Merger Agreement to be listed for trading on the NYSE. Such authorization for listing is a condition to the obligations of Graham-Field and E&J to consummate the Merger. See "THE MERGER -- NYSE Listing."

Certain Federal Income Tax Consequences

     E&J has received an opinion from Bryan Cave LLP to the effect that the Merger will qualify as a reorganization under the Internal Revenue Code of 1986, as amended (the "Code"), and as a result, holders of E&J Common Stock will recognize no gain or loss in the Merger on the receipt of shares of Graham-Field Common Stock in exchange for their shares of E&J Common Stock, except to the extent that they receive cash in lieu of a fractional share. See "THE MERGER -- Certain Federal Income Tax Consequences."

     All E&J stockholders should read carefully the discussion in "THE MERGER -- Certain Federal Income Tax Consequences" and are urged to consult their own tax advisors as to specific consequences to them of the Merger under federal, state, local or any other applicable tax laws.

Accounting Treatment

     The Merger will be accounted for as a "purchase", as such term is used under generally accepted accounting principles. See "THE MERGER -- Accounting Treatment."

Absence of Appraisal Rights

     Under Delaware law, neither holders of shares of E&J Common Stock nor holders of shares of Graham-Field Common Stock will have appraisal rights with respect to the Merger.

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                         SUMMARY FINANCIAL INFORMATION

     The information below sets forth summary financial information and summary unaudited pro forma financial information. The financial information has been derived from the audited financial statements of Graham-Field and E&J for each of the five years in the period ended December 31, 1995 and the unaudited financial statements of Graham-Field and E&J for the six month periods ended June 30, 1996 and 1995. The following summary financial information should be read in conjunction with the related historical financial statements and notes thereto of Graham-Field incorporated by reference herein and of E&J included herein. See "AVAILABLE INFORMATION," "INCORPORATION OF DOCUMENTS BY REFERENCE," "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF E&J" AND "INDEX TO FINANCIAL STATEMENTS."

            Summary Historical Financial Information of Graham-Field

     The summary historical financial information of Graham-Field set forth below has been derived from, and should be read in conjunction with, the audited financial statements of Graham-Field for each of the five years in the period ended December 31, 1995, and the unaudited financial statements for the six month periods ended June 30, 1996 and 1995. The summary financial data set forth below for the six months ended June 30, 1996 and 1995 are derived from unaudited financial statements which, in the opinion of Graham-Field management, contain adjustments necessary for the fair presentation of this information. Results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole. See "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

                            Graham-Field Historical

                                                        Six Months Ended                   Year Ended December 31,
                                                      --------------------  -----------------------------------------------------
                                                      June 30,   June 30,
                                                       1996(1)     1995      1995(2)     1994      1993(3)    1992(4)    1991(5)
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                       (In thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
Net revenues........................................  $  56,976  $  48,834  $ 100,403  $  94,501  $  92,552  $  84,103  $  57,145
Income (loss) before cumulative effect of change in
  accounting principle..............................  $   1,325  $     105  $     738  $  (2,356) $  (3,398) $   1,244  $   3,956
Cumulative effect of change in accounting
  principle.........................................       --         --         --         --          530       --         --
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)...................................  $   1,325  $     105  $     738  $  (2,356) $  (2,868) $   1,244  $   3,956
                                                      =========  =========  =========  =========  =========  =========  =========
BALANCE SHEET DATA:
Total assets........................................  $ 105,018  $  93,946  $  99,799  $  99,494  $  97,995  $  97,994  $  70,390
Working capital.....................................     35,279     28,761     33,763     28,282     29,265     33,578     23,576
Total long-term liabilities, excluding current
  portion...........................................     17,704     20,301     19,972     21,596     22,170     21,272      3,400
Stockholders' equity................................     61,274     55,469     59,611     55,102     57,224     59,324     55,890
PER COMMON SHARE DATA:
PRIMARY:
Before cumulative effect of change in accounting
  principle.........................................  $     .09  $     .01  $     .06  $    (.18) $    (.26) $     .10  $     .40
Cumulative effect of change in accounting
  principle.........................................       --         --         --         --          .04       --         --
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)...................................  $     .09  $     .01  $     .06  $    (.18) $    (.22) $     .10  $     .40
                                                      =========  =========  =========  =========  =========  =========  =========
FULLY DILUTED:
Before cumulative effect of change in accounting
  principle.........................................  $     .09  $     .01  $     .06  $    (.18) $    (.26) $     .10  $     .39
Cumulative effect of change in accounting
principle...........................................       --         --         --         --          .04       --         --
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)...................................  $     .09  $     .01  $     .06  $    (.18) $    (.22) $     .10  $     .39
                                                      =========  =========  =========  =========  =========  =========  =========
Book value (6)......................................  $    4.32  $    4.26  $    4.23  $    4.26  $    4.46  $    4.66  $    4.49
Common dividends declared...........................       --         --         --         --         --         --         --

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

----------
(1) In March 1996, Graham-Field sold its Gentle Expressions(R) breast pump product line, and recorded a gain of $360,000.
(2) Effective July 1, 1995, Graham-Field acquired substantially all of the assets and liabilities of National Medical Excess Corp. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations are included in the consolidated financial statements of Graham-Field subsequent to that date. The purchase price, including acquisition expenses, was approximately $723,000 in cash, plus the assumption of certain liabilities.
(3) In February 1992, the FASB issued Statement No. 109, "Accounting for Income Taxes." Graham-Field adopted the provisions of the new standard in its financial statements effective January 1, 1993. The adoption of Statement No. 109 did not affect Graham-Field's pretax loss from operations for the year ended December 31, 1993. The cumulative effect as of January 1, 1993 of adopting Statement No. 109 was a tax benefit of $530,000, or $.04 per share, which is net of allowances of $55,000. This tax benefit is principally attributable to available net operating loss carryforwards and investment, research and development, jobs tax and alternative minimum tax credits which can be used to reduce future tax liabilities.
(4) On May 28, 1992, Graham-Field acquired substantially all of the operating assets of Diamond Medical Equipment Corp. and National Health Care Equipment Inc. The purchase price consisted of $9,306,000 in cash and the issuance of 210,176 shares of Graham-Field Common Stock. In addition, Graham-Field repaid certain bank indebtedness in the amount of $3,200,000 and assumed certain liabilities. The acquisition was accounted for as a purchase and, accordingly, the results of operations are included in the consolidated financial statements of Graham-Field subsequent to that date. On April 27, 1992, Graham-Field acquired certain assets and liabilities of the Bandage Division of ConvaTec, a division of E.R. Squibb & Sons, Inc., for $369,000.
(5) On May 31, 1991, Graham-Field acquired 90% of the outstanding stock of Horizon International Health Care, Inc., formerly known as AquaTherm Products Corporation. On June 11, 1991, the remaining 10% of the outstanding stock was acquired. The purchase price was $2,356,000 in cash. In addition, Graham-Field issued an aggregate of 50,000 options to the former principal owners to purchase Graham-Field Common Stock at an option price of $6.375 per share, representing the fair market value at that time. The acquisition was accounted for as a purchase and, accordingly, the results of operations are included in the consolidated financial statements of Graham-Field subsequent to that date. On October 1, 1991, Graham-Field acquired substantially all of the operating assets of Temco National Corporation's Healthcare Division for a purchase price of $5,849,000 in cash, which is net of certain purchase price adjustments. The acquisition was accounted for as a purchase and, accordingly, the results of operations are included in the consolidated financial statements of Graham-Field subsequent to that date.
(6) Book value per share was calculated by dividing stockholders' equity at the end of each respective period by the number of common shares outstanding at the end of each such period.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                Summary Historical Financial Information of E&J

     The summary historical financial information of E&J set forth below has been derived from, and should be read in conjunction with, the audited financial statements of E&J for each of the five years in the period ended December 31, 1995 and the unaudited financial statements for the six month periods ended June 30, 1996 and 1995. The summary financial data set forth below for the six months ended June 30, 1996 and 1995 are derived from unaudited financial statements which, in the opinion of E&J management, contain all adjustments necessary for the fair presentation of this information. Results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole. See "INDEX TO FINANCIAL STATEMENTS."

                                 E&J Historical

                                                 Six Months Ended                         Year Ended December 31,
                                               --------------------  --------------------------------------------------------------
                                               June 30,   June 30,
                                                 1996       1995      1995(1)   1994(1)(2)   1993(2)(3)(4) 1992(4)(5)(6) 1991(4)(5)
                                               ---------  ---------  ---------  ----------   ------------- ------------- ----------
                                                                   (In thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
Revenues.....................................  $  34,293  $  36,962  $  74,627   $  79,438    $  94,459    $ 107,115     $ 118,924
Net loss.....................................     (4,413)    (2,030)    (5,452)     (9,759)     (55,697)     (18,912)      (17,064)

BALANCE SHEET DATA:
Total assets.................................  $  46,909  $  49,655  $  48,230   $  61,569    $  57,515    $  69,459     $  82,921
Working capital (deficit)....................     12,129      4,424     10,179          25       (6,755)     (47,324)      (11,881)
Total long-term liabilities, excluding
  current portion............................     48,211     33,214     43,603      25,186        8,827        3,961        29,204
Stockholders' deficit........................    (27,915)   (18,602)   (23,132)    (16,181)      (7,008)     (30,798)      (21,453)

PER COMMON SHARE DATA:(7)
Net (loss)...................................  $    (.61) $    (.28) $    (.75)  $   (1.35)   $  (59.61)   $  (20.68)    $  (18.66)
Book value(8)................................      (8.67)     (7.20)     (7.97)      (6.86)       (5.46)      (46.24)       (23.46)
Common dividends declared....................       --         --         --          --           --           --            --

----------
(1) Revenues of the Smith & Davis hospital and nursing home bed and institutional casegoods business (the "Institutional Business") and related costs were included in the consolidated results of operations of E&J in years prior to 1994. At December 31, 1993, the related assets of the Institutional Business were classified as held for sale and the results of its operations for 1994 through the sale date in 1995 were aggregated and charged to accrued restructuring expenses in the consolidated balance sheet. By agreement dated February 15, 1995, E&J sold the Institutional Business effective April 4, 1995.
(2) As of September 30, 1993, E&J and certain subsidiaries and BIL entered into a Debt Conversion Agreement to provide for the conversion (the "Debt Conversion Transaction") of approximately $75 million in principal and accrued, unpaid interest (the "Converted BIL Debt") owed by E&J to BIL. Pursuant to the Debt Conversion Transaction, E&J issued to BIL a Convertible Promissory Note--Common Stock (the "Common Stock Note") in the initial principal amount of $45 million and a Convertible Promissory Note--Preferred Stock (the "Preferred Stock Note") in the original principal amount of $20 million. The Common Stock Note was subsequently increased to $55 million pursuant to a transfer of $10 million from a Revolving Promissory Note to the Common Stock Note. The Common Stock Note was converted into 55 million shares of E&J Common Stock (without giving effect to the one-for-ten reverse stock split described in Note (7) below) and the Preferred Stock Note was converted into 20 million shares of E&J Series C Preferred Stock on January 12, 1994.
(3) 1993 results include $9,764,000 of in-process research and development expense related to the acquisition of Medical Composite Technology, Inc. by E&J.
(4) E&J recorded $15,104,000 as a restructuring charge in 1993 for the consolidation of manufacturing and distribution facilities in the United States and Canada and for the sale or other disposition of the Institutional Business. E&J recorded a $5,150,000 restructuring charge in 1992 to provide for additional costs associated with the consolidation of its domestic manufacturing and corporate headquarters, including the closure and relocation of the E&J principal domestic wheelchair manufacturing operation and international headquarters from California to Missouri. In 1991, E&J recorded a restructuring charge of $18,524,000 for this purpose.
(5) Effective January 1, 1991, the European subsidiaries of E&J were designated as subsidiaries held for sale. Accordingly, their results of operations have been reflected on the equity method in 1991. During 1992, E&J completed the sale of these subsidiaries.
(6) During 1992, E&J resolved certain disputed issues with the California Franchise Tax Board for the years 1975 through 1983. As a result of agreements reached, assessments including related accrued interest in the aggregate amount of $1.8 million were withdrawn and credited to the income tax provision.
(7) On June 4, 1996, E&J's stockholders approved a one-for-ten reverse stock split, effective June 6, 1996. The par value of one share of E&J Common Stock was changed from $.01 to $.10 as a result of the stock split. All references in the historical summary financial statements of E&J to E&J Common Stock, average number of shares outstanding and per share amounts have been restated to reflect the reverse stock split.
(8) Book value per share was calculated by dividing stockholders' deficit (excluding preferred stock equity) at the end of each respective period by the number of common shares outstanding at the end of each such period.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      Summary Unaudited Pro Forma Combined Condensed Financial Information

     The summary unaudited pro forma combined condensed financial information set forth below combines the historical balance sheets and statements of operations of Graham-Field and E&J, after giving effect to the Merger and the V.C. Medical Acquisition. Such unaudited pro forma combined condensed financial information assumes the Merger and the V.C. Medical Acquisition have been completed on June 30, 1996, in the case of balance sheet information, and January 1, 1995, in the case of the statement of operations information. The Merger is accounted for under the purchase method of accounting. The pro forma adjustments are described in the notes to the unaudited pro forma combined condensed financial information included in this Joint Proxy Statement/Prospectus and stockholders are urged to read such notes carefully. The summary unaudited pro forma combined condensed financial information does not reflect potential cost savings associated with E&J's on-going rationalization of its production facilities located in the United States, Canada and Mexico, and the increased outsourcing of products and product components (E&J has estimated that, based on certain assumptions, such savings could total approximately $4.0 million per year before taxes; however, there is no assurance that E&J's rationalization and outsourcing programs will be successfully implemented or that any of the expected savings will be realized). See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF E&J." In addition, the summary unaudited pro forma combined condensed financial information does not reflect any potential synergistic benefits and enhancements relating to the elimination of duplicate distribution and manufacturing centers and the reduction in general and administrative expenses of the combined entity anticipated by Graham-Field's management as a result of the Merger. See "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors" and "-- Opinions of Financial Advisors." The summary unaudited pro forma combined condensed financial information is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Merger been consummated on the dates for which the Merger is being given effect, nor is it indicative of future operating results or financial position. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION."

                     Graham-Field and E&J Pro Forma Combined

                                                       As of and For        For the Fiscal
                                                      the Six Months          Year Ended
                                                    Ended June 30, 1996    December 31, 1995
                                                    -------------------    -----------------
                                                    (In thousands, except per share amounts)
INCOME STATEMENT DATA:
Net revenue........................................    $  91,924              $ 172,353
Net loss...........................................         (837)                (2,840)

BALANCE SHEET DATA:
Total assets.......................................    $ 207,620
Working capital....................................       53,574
Long-term liabilities, excluding current portion...       25,132
Stockholders' equity...............................      132,649

PER SHARE DATA:
Net loss...........................................    $    (.07)             $    (.22)
Book value [a].....................................         5.12

----------
(a) Book value per share was calculated by dividing pro forma stockholders' equity at June 30, 1996 (excluding preferred stock equity) by the pro forma number of common shares outstanding at the end of the period.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           Comparative Per Share Data

     The following table sets forth certain per share data of Graham-Field and E&J on both historical and pro forma combined bases and on an equivalent pro forma basis for E&J. The historical data as of June 30, 1996 and for the six months then ended, the E&J equivalent per share data and the pro forma combined amounts for all periods presented below are unaudited. The equivalent per share data for E&J has been determined assuming the conversion ratio of .35 shares of Graham-Field Common Stock for each share of E&J Common Stock. This table should be read in conjunction with the historical financial statements and pro forma financial information, and the related notes thereto, incorporated by reference or appearing elsewhere herein. See "AVAILABLE INFORMATION," "INCORPORATION OF DOCUMENTS BY REFERENCE," "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION" and "INDEX TO FINANCIAL STATEMENTS." Unaudited pro forma combined and equivalent pro forma per share data reflects the combined results of Graham-Field and E&J, after giving effect to the Merger and the V.C. Medical Acquisition, as if such transactions had occurred on June 30, 1996, in the case of book value data, and on January 1, 1995, in the case of operating data. The pro forma data does not reflect potential cost savings associated with E&J's ongoing rationalization of production facilities and increased outsourcing of products and product components (see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF E&J") or potential synergistic benefits and enhancements anticipated by Graham-Field's management as a result of the Merger (see "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors and "-- Opinions of Financial Advisors"). The unaudited pro forma financial data is presented for informational purposes only, and is not necessarily indicative of the operating results or financial position that would have occurred had the Merger and other transactions presented in the unaudited pro forma combined condensed financial information been completed on the dates indicated nor is it indicative of future operating results or financial position.

                           Comparative Per Share Data

                                              As of and
                                             For the Six          As of and
                                            Months Ended     For the Year Ended
                                            June 30, 1996     December 31, 1995
                                            -------------    ------------------
GRAHAM-FIELD:
Net income (loss) per common share
  Historical.............................     $   .09             $   .06
  Pro forma..............................        (.07)               (.22)
Dividends per common share
  Historical.............................         --                  --
Book value per common share
  Historical.............................        4.32                4.23
  Pro forma..............................        5.12
E&J:
Loss per common share
  Historical.............................        (.61)               (.75)
  Pro forma equivalent (a)...............        (.02)               (.08)
Dividends per common share
  Historical.............................         --                  --
Book value per common share
  Historical.............................       (8.67)              (7.97)
  Pro forma equivalent (a)...............        1.79

----------
(a) The pro forma equivalent is calculated by multiplying .35, the Conversion Number assuming no reduction as a result of changes in the market price of Graham-Field Common Stock (see "THE MERGER -- Conversion of E&J Shares in the Merger"), by Graham-Field's pro forma net loss per common share and book value per common share as of and for the respective periods.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Comparative Market Price Data

     Graham-Field Common Stock is listed for trading on the NYSE under the symbol "GFI". E&J Common Stock is listed for trading on the American Stock Exchange under the symbol "EJ".

     The table below sets forth, for the calendar quarters indicated, the range of high and low sale prices per share of Graham-Field Common Stock, as reported on the NYSE Composite Transactions Tape, and E&J Common Stock, as reported on the American Stock Exchange Composite Transactions Tape.

                                               Graham-Field          E&J
                                               Common Stock     Common Stock(a)
                                             ----------------  -----------------
                                               High     Low      High      Low
                                             -------  -------  --------  -------
1994:
First Quarter..............................  $ 6.500  $ 4.375  $ 14.375  $ 6.250
Second Quarter.............................    5.625    4.125    11.875    8.750
Third Quarter..............................    5.125    3.125    10.000    6.250
Fourth Quarter.............................    4.750    2.875     8.125    4.375
1995:
First Quarter..............................  $ 4.500  $ 3.250  $  6.875  $ 4.375
Second Quarter.............................    4.250    3.000     6.875    5.000
Third Quarter..............................    4.625    3.000    10.000    5.000
Fourth Quarter.............................    4.625    3.250     9.375    4.375
1996:
First Quarter..............................  $ 4.625  $ 4.375  $  6.875  $ 3.125
Second Quarter.............................    9.875    4.250     7.500    4.125
Third Quarter..............................    9.125    6.500     4.125    2.500
Fourth Quarter (through October 15, 1996)..    7.125    6.750     2.750    2.500

----------
(a) E&J Common Stock price information reflects the one-for-ten reverse stock split, which became effective on June 6, 1996.

     On June 14, 1996, the last full trading day prior to the public announcement of the initial agreement in principle between Graham-Field and E&J, the closing price per share of (i) Graham-Field Common Stock was $9.00 and (ii) E&J Common Stock was $4.875.

     On August 13, 1996, the last full trading day prior to the public announcement of the revised agreement in principle between Graham-Field and E&J, the closing price per share of (i) Graham-Field Common Stock was $8.00 and (ii) E&J Common Stock was $3.25.

     On August 30, 1996, the last full trading day prior to the public announcement of the execution and delivery of the Merger Agreement, the closing price per share of (i) Graham-Field Common Stock was $8.00 and (ii) E&J Common Stock was $2.625 (or $2.80 on an equivalent per share basis, calculated on the basis that the Conversion Number will be .35).

     On October 15, 1996, the most recent date for which it was practicable to obtain market price data prior to the printing of this Joint Proxy Statement/Prospectus, the closing price per share of (i) Graham-Field Common Stock was $6.875 and (ii) E&J Common Stock was $2.625 (or $2.406 on an equivalent per share basis, calculated on the basis that the Conversion Number will be .35). Graham-Field and E&J stockholders are urged to obtain current market quotations for the Graham-Field Common Stock and the E&J Common Stock. No assurance can be given as to the market price of Graham-Field Common Stock or E&J Common Stock at the Effective Time. Because the Conversion Number is fixed in the Merger Agreement and neither Graham-Field nor E&J has the right to terminate the Merger Agreement based on changes in the market price of either party's stock, the market value of the shares of Graham-Field Common Stock that holders of E&J Common Stock receive in the Merger

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

may vary significantly from the prices shown above. Moreover, as is discussed under "THE MERGER -- Conversion of E&J Shares in the Merger," the Conversion Number will be reduced to the extent necessary to cause the fair market value of the fractional share of Graham-Field Common Stock issued in exchange for each share of E&J Common Stock not to exceed $5.50.

     Graham-Field has not declared a cash dividend on the Graham-Field Common Stock since its inception and E&J has not declared a cash dividend on the E&J Common Stock since 1989. Graham-Field is not permitted to declare or pay any dividends (other than dividends paid in shares of its own stock) or make any distributions to stockholders or any other restricted payments and restricted investments, as defined in the Note and Warrant Agreement, in an amount greater than $2,000,000 plus 50% of Graham-Field's cumulative consolidated net income after December 31, 1991 (less 100% of losses and less any earnings of a subsidiary which are not distributable to Graham-Field). As of June 30, 1996, Graham-Field was restricted from declaring and paying any cash dividends and making any restricted payments and restricted investments under the terms and provisions of the Note and Warrant Agreement. Graham-Field anticipates that for the foreseeable future any earnings will be retained for use in its business and, accordingly, does not anticipate the payment of cash dividends on the Graham-Field Common Stock.

--------------------------------------------------------------------------------

                                  RISK FACTORS

Risk Factors Relating to Graham-Field

     Competition. The medical device industry is characterized by intense competition. Many of Graham-Field's competitors have substantially greater capital resources than Graham-Field. There can be no assurance that competitors of Graham-Field will not succeed in developing or marketing products which are more effective or efficient than those marketed by Graham-Field. Such developments may render Graham-Field's products obsolete or noncompetitive. Accordingly, Graham-Field's success is dependent in part upon its ability to respond quickly to both medical and technological changes through the development and introduction of new products. Given that product development involves a high degree of risk, there can be no assurance that Graham-Field's new product development efforts will result in commercially successful products.

     Governmental Regulation. The Federal Food, Drug and Cosmetic Act, the Safe Medical Devices Act and the regulations issued thereunder provide for regulation by the Federal Food and Drug Administration ("FDA") of the marketing, manufacturing, labeling, packaging and distribution of medical devices and drugs. Accordingly, the FDA requires that Graham-Field register, list and file various reports with respect to the medical devices it manufactures. The FDA sets requirements for the manufacturing process including certain testing procedures and sterilization records. The FDA also has the authority to issue performance standards for devices manufactured by Graham-Field, which it has not done to date. In the event that such performance standards were issued, Graham-Field products would be required to conform, which could result in significant additional expenditures for Graham-Field. There can be no assurance that changes to current regulations or additional regulations imposed by the FDA will not have an adverse impact on Graham-Field's business and financial condition in the future. See "CERTAIN INFORMATION CONCERNING GRAHAM-FIELD."

     Reliance on Patents and Proprietary Technology. Graham-Field's profitability depends in part on its ability to establish and maintain patent protection for its proprietary technologies, products and processes, and the preservation of its trade secrets. In addition, Graham-Field must operate without infringing upon the proprietary rights of other parties. There can be no assurance that any United States or international patents issued or licensed to Graham-Field will not be successfully challenged, invalidated or circumvented, or that patents will be issued in respect of patent applications to which Graham-Field currently holds rights. Although Graham-Field is not aware of any claim by third parties that any of its products or technology infringe upon any patents or proprietary rights of such parties, there can be no assurance that Graham-Field will not be subject to such claims in the future. The defense and prosecution of patent claims is costly and time consuming, regardless of an outcome favorable to Graham-Field, and can result in the diversion of substantial financial and managerial resources away from Graham-Field's primary business activities. Additionally, adverse outcomes of such claims could have a material adverse effect on Graham-Field's business and financial condition.

     Dependence on and Need for Key Personnel. Due to the specialized nature of its business, Graham-Field is dependent upon the continued services and management of its Chief Executive Officer, Irwin Selinger, and other executive officers. If Mr. Selinger or any of such other executive officers were to leave Graham-Field, operating results could be adversely affected. In addition, Graham-Field's continued growth is dependent upon its ability to attract and retain skilled employees. There can be no assurance that Graham-Field will be successful in recruiting and retaining personnel of the requisite calibre or of the requisite quantity to enable Graham-Field to conduct its business as planned.

     Reimbursement of Health Care Costs. In certain cases, the ability of Graham-Field's customers to pay for the products supplied by Graham-Field depends upon governmental and private insurer reimbursement policies. Consequently, those policies have a direct impact on the level of Graham-Field's sales and its ability to collect receivables on a timely basis. Accordingly, there can be no assurance that a significant adverse change in such reimbursement policies will not affect Graham-Field's business and financial condition.

     Absence of Dividend Payments. Graham-Field has not declared or paid a dividend on the Graham-Field Common Stock since the organization of Graham-Field in April 1981. In addition, as of June 30, 1996, Graham-Field was restricted from declaring and paying any cash dividends under applicable debt covenants under the Note and Warrant Agreement and Graham-Field anticipates that, for the foreseeable future, any earnings will be retained for use in its business and, accordingly, does not anticipate the payment of cash dividends. See "SUMMARY FINANCIAL INFORMATION -- Comparative Market Price Data."

Risk Factors Relating to E&J

     Historical and Anticipated Future Losses. Since 1989 E&J has incurred significant financial and operating losses in a continuing effort to restructure its operations with the objective of improving its competitive position within the durable medical equipment industry and maximizing stockholder value. Restructuring activities have included asset sales, significant reductions in headcount, plant closures and consolidations, product line rationalizations, debt to equity conversions and outsourcing of manufacturing operations. Despite these efforts, E&J has experienced recurring operating losses (which net losses totalled $7.8 million in the twelve months ended June 30, 1996) and, at June 30, 1996, E&J had a net capital deficiency totalling $27.9 million. E&J's revenues and operating results have also been negatively impacted by ongoing price competition. E&J's future profitability is dependent upon improvement in the markets for its products, reduction of both its production and operating costs through the rationalization and streamlining of manufacturing facilities in the United States, Canada and Mexico, an increase in outsourcing of product and product components, a reduction of lead times and shipping delays which negatively impact consumer confidence and an increase in order rates to reestablish lost market share; however, there is no assurance that E&J will successfully emerge from or complete its restructuring activities, that E&J's ongoing rationalization and outsourcing programs will be successfully implemented or that any of the expected savings will be realized. As a result, there is substantial doubt about E&J's ability as an independent company to continue as a going concern. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF E&J" and "CERTAIN INFORMATION CONCERNING E&J -- Business of E&J -- General Development of Business and E&J Strategy."

     Controlling Stockholder. BIL is the majority stockholder of E&J, and has beneficial ownership of approximately 86% of the voting securities of E&J. (See "CERTAIN INFORMATION CONCERNING E&J -- Security Ownership of Certain Beneficial Owners and Management"). BIL, therefore, has control of all matters requiring approval of the E&J stockholders, including the election of directors and the approval of mergers or other business combination transactions. Such concentrated ownership makes it difficult for a third party to acquire control of E&J without the consent of BIL and may discourage third parties from making an acquisition proposal or seeking to acquire control of E&J. As described under "THE MERGER -- Stockholder Agreement," BIL has granted Graham-Field an irrevocable proxy to vote its shares of E&J stock in favor of the Merger.

     Dependence on Key Supply Contracts. E&J's business is heavily dependent on its maintenance of two key supply contracts. E&J obtains homecare beds for distribution solely pursuant to a supply agreement with Healthtech Products, Inc., a wholly-owned subsidiary of Invacare Corporation (which is a major competitor of E&J). This homecare bed supply contract may be terminated by E&J upon at least six months' prior written notice, by the supplier upon at least 24 months' prior written notice and by either party in the case of a material breach. Invacare and E&J have agreed in principle that the supply contract will be terminated effective October 15, 1997 and that Invacare will continue to supply homecare beds until that date in accordance with the terms of the existing contract. Although E&J believes that it will be able to secure a suitable supply agreement with another manufacturer upon the termination of the Invacare arrangements, there can be no assurance that arrangements as favorable as the current supply contract will be obtainable. E&J obtains the majority of its wheelchairs and wheelchair components pursuant to a supply agreement with P.T. Dharma Polimetal, an Indonesian manufacturer. The term of this agreement extends until December 31, 1997, and on January 1, 1998 and each January 1 thereafter shall be automatically extended for one additional year unless E&J elects not to extend or E&J has failed to order at least 50% of the contractually specified minimums and the manufacturer elects to terminate. If the supply agreement with P.T. Dharma Polimetal is terminated, there can be no assurance that E&J will be able to enter into a suitable supply agreement with another manufacturer.

     Risks Associated with Development and Introduction of New Products; Rapid Technological Change; Competition. E&J's future growth and profitability are dependent upon its ability to develop, introduce and market products which keep pace with the rapid technological development of the medical devices industry. Many of E&J's competitors have substantially greater capital resources to devote to research and development, manufacturing development and marketing efforts. There is no assurance that more expedient development of products by competitors will not render E&J's technology or products obsolete and noncompetitive. There is a high degree of risk associated with product development and E&J's success going forward is dependent upon new product development efforts which will result in commercially successful products.

     Governmental Regulation. The operations of E&J are subject to the same regulatory scheme and requirements as those to which Graham-Field is subject as described above.

     Reliance on Patents and Proprietary Technology. E&J's profitability depends in part on its ability to establish and maintain patent protection for its proprietary technologies, products and processes, and the preservation of its trade secrets. In addition, E&J must operate without infringing upon the proprietary rights of other parties. There can be no assurance that any United States or international patents issued or licensed to E&J will not be successfully challenged, invalidated or circumvented, or that patents will be issued in respect of patent applications to which E&J currently holds rights. Although E&J is not aware of any claim by third parties that any of its products or technology infringe upon any patents or proprietary rights of such parties, there can be no assurance that E&J will not be subject to such claims in the future. The defense and prosecution of patent claims is costly and time consuming, regardless of an outcome favorable to E&J, and can result in the diversion of substantial financial and managerial resources away from E&J's primary business activities. Additionally, adverse outcomes of such claims could have a material adverse effect on E&J's business and financial condition.

     Reimbursement of Health Care Costs. In certain cases, the ability of E&J's customers to pay for the products supplied by E&J depends upon governmental and private insurer reimbursement policies. Consequently, those policies have a direct impact on the level of E&J's sales and its ability to collect receivables on a timely basis. Accordingly, there can be no assurance that a significant adverse change in such reimbursement policies will not affect E&J's business and financial condition.

     Product Liability. Significant product liability claims have been made against E&J in the past and although E&J currently maintains product liability insurance, there can be no assurance that such coverage will be adequate to protect E&J from liabilities it may incur. Product liability insurance is expensive and there can be no assurance that E&J will be able to continue to obtain and maintain insurance at acceptable rates, if at all. Potential losses from any possible future liability claims and the effect which product liability litigation may have on the reputation and marketability of E&J's products may have a material adverse effect on E&J's business and financial condition.

     On July 15, 1996, a verdict was rendered against Smith & Davis Manufacturing Company, a wholly-owned subsidiary of E&J ("Smith & Davis"), in a New Mexico state court in the amount of $550,000 actual damages and $4 million punitive damages. Smith & Davis intends to appeal this verdict, but there can be no assurance that Smith & Davis will be successful on appeal. This lawsuit was instituted by the children and surviving heirs and personal representatives of a nursing home patient who died after her head became pinned between a bed rail allegedly manufactured by Smith & Davis and her bed. The suit alleged that the bed rail was defective and unsafe for its intended purpose, that Smith & Davis was negligent in designing, manufacturing, testing and marketing such bed rails and that the negligence of the nursing home was the proximate cause of the decedent's death. The nursing home reached a settlement with the plaintiffs prior to trial. Smith & Davis has product liability insurance coverage which provides $1 million per occurrence coverage in excess of a $250,000 self-insured retention and $5 million of umbrella coverage. In addition, this lawsuit is covered by the indemnity to be provided to Graham-Field by BIL pursuant to the Stockholder Agreement (see "THE MERGER -- Stockholder Agreement--Indemnification"), and any uninsured punitive damage award arising from this lawsuit will reduce the principal amount of the note to be delivered by Graham-Field to BIL evidencing the BIL Subordinated Loan (see "THE MERGER -- Other Closing Deliveries -- Exchange of Unsecured Promissory Note for a Long-Term Unsecured Subordinated Promissory Note").

     Absence of Dividend Payments. E&J has not declared or paid a dividend on the E&J Common Stock since 1989, and does not anticipate the payment of cash dividends in the future. See "SUMMARY FINANCIAL INFORMATION -- Comparative Market Price Data."

Risk Factors Relating to the Merger

     Integration of Businesses. The Merger involves the integration of two companies that have previously operated independently. There can be no assurance that Graham-Field will not encounter difficulties integrating the operations of E&J into the operations of Graham-Field. Any delays or unexpected costs incurred in connection with such integration could have an adverse effect on the combined entities' business, operating results or financial condition. Among the considerations of the Graham-Field and E&J Boards in connection with their respective approvals of the Merger Agreement were the significant synergies, cost savings and economies of scale expected to be achieved through the operation of E&J as part of a combined entity with Graham-Field (see "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors" and "-- Opinions of Financial Advisors"). There can be no assurance that such synergies or increased efficiencies will be achieved.

     Future Capital Requirements. The combined entities will require capital to finance E&J's continuing operating losses and investment in research and development and to support E&J's existing operations. There can be no assurance that the combined entities will have adequate resources, or be able to obtain financing on acceptable terms, to support the aggregate capital requirements of the combined entities.

     Dilution of Voting Power. The Merger Agreement contemplates the issuance of up to 4,470,208 shares of Graham-Field Common Stock, up to 6,100 shares of Graham-Field Series B Preferred Stock convertible into up to 3,935,483 shares of Graham-Field Common Stock and 1,000 shares of Graham-Field Series C Preferred Stock convertible into 500,000 shares of Graham-Field Common Stock. The Graham-Field Series B Preferred Stock and Graham-Field Series C Preferred Stock will vote on an as-converted basis with the Graham-Field Common Stock. As a result, Graham-Field will issue shares pursuant to the Merger Agreement representing approximately 38% of the voting power of the Graham-Field capital stock outstanding after giving effect to the Merger (see "THE MERGER -- Conversion of E&J Shares in the Merger" and "-- Other Closing Deliveries"). Consequently, the issuances of the Graham-Field stock in the Merger as contemplated by the Merger Agreement will dilute the voting rights of existing holders of Graham-Field Common Stock. Moreover, holders of the Graham-Field Series B Preferred Stock and Graham-Field Series C Preferred Stock will be entitled to receive dividends and liquidating distributions prior to the payment of such dividends or distributions on the Graham-Field Common Stock.

     Diminished Ability to Sell Graham-Field; Anti-Takeover Effect. Based on the number of shares of Graham-Field Common Stock, Graham-Field Series B Preferred Stock and Graham-Field Series C Preferred Stock to be issued to BIL pursuant to the Merger Agreement, at the Effective Time, BIL will control approximately 36% of the voting power of the Graham-Field capital stock then outstanding. This will make it more difficult for a third party to acquire control of Graham-Field without the consent of BIL and therefore may discourage third parties from making an acquisition proposal or seeking to acquire control of Graham-Field. In connection with the Merger, Graham-Field, BIL and Irwin Selinger have entered into the Stockholder Agreement, pursuant to which BIL is entitled to designate two members of the Graham-Field Board and which governs, among other things, the voting, acquisition and disposition of Graham-Field capital stock held by BIL. See "THE MERGER -- Stockholder Agreement."

     Conflicts of Interest. In considering the recommendation of the Merger by the E&J Board (see "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors -- E&J"), stockholders should be aware of the existence of certain conflicts of interest with respect to the Merger on the part of BIL and certain members of the E&J Board and management (see "THE MERGER -- Conflicts of Interest"). Such interests, together with other relevant factors, were considered by the E&J Board in recommending the Merger to its stockholders and approving the Merger Agreement.

     Exchange Ratio Subject to Adjustment Relative to Stock Price. The Conversion Number is expressed in the Merger Agreement as a ratio pursuant to which each share of E&J Common Stock will be exchanged for .35 of a fully paid and nonassessable share of Graham-Field Common Stock. However, the Merger Agreement provides that the Conversion Number is subject to reduction to the extent necessary to cause the fair market value of the fraction of a share of Graham-Field Common Stock issuable in the Merger in exchange for each share of E&J Common Stock, based on the average closing sales price for the Graham-Field Common Stock for the ten trading days ending on the fifth trading day prior to the Effective Date, to equal $5.50. No similar adjustment is called for if the Conversion Number would yield a value per share of E&J Common Stock less than $5.50. See "THE MERGER -- Conversion of E&J Shares in the Merger."

     Consent of John Hancock. Consummation of the Merger is dependent upon the consent of John Hancock under the terms and provisions of the Note and Warrant Agreement. Graham-Field is currently in discussions with potential bank lenders with respect to the possibility of refinancing its indebtedness to John Hancock. There can be no assurances that Graham-Field will be able to secure the consent of John Hancock or a suitable refinancing arrangement with respect to the John Hancock indebtedness. See "THE MERGER -- Graham-Field Financing Arrangements."

                          MEETINGS, VOTING AND PROXIES

Introduction

     This Joint Proxy Statement/Prospectus is being furnished to (i) the holders of Graham-Field Common Stock in connection with the solicitation of proxies by the Graham-Field Board from the holders of Graham-Field Common Stock for use at the Graham-Field Special Meeting, and (ii) the holders of E&J Common Stock and E&J Preferred Stock in connection with the solicitation of proxies by the E&J Board from the holders of E&J Common Stock and E&J Preferred Stock for use at the E&J Special Meeting, in each case to consider and vote upon a proposal to approve the transactions contemplated by the Merger Agreement and for the other purposes set forth in the respective notices of meetings.

Graham-Field Special Meeting

     Purpose of Graham-Field Special Meeting. At the Graham-Field Special Meeting, Graham-Field stockholders will be asked to consider and vote on proposals to approve the Share Issuances, the Stock Amendment, the Stockholder Action Amendments and the Incentive Program Amendment and on such other matters as may properly be presented for the consideration of Graham-Field stockholders. It is the intention of the proxy holders to take action with respect to any such other matters as shall be in accordance with their best judgment. Approval of the Share Issuances by Graham-Field stockholders is required by the rules of the NYSE for corporations, such as Graham-Field, whose shares are listed for trading thereon.

     Board of Directors Recommendations. The Graham-Field Board has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that Graham-Field stockholders vote FOR approval of the Share Issuances, the Stock Amendment, the Stockholder Action Amendments and the Incentive Program Amendment.

     Date, Place and Time; Record Date. The Graham-Field Special Meeting is scheduled to be held on Wednesday, November 27, 1996, commencing at 9:00 a.m., local time, at The Chase Manhattan Bank, 13th Floor (the Auditorium), 55 Water Street, New York, New York. The Graham-Field Board has fixed the close of business on October 11, 1996 as the Graham-Field Record Date. As of the close of business on the Graham-Field Record Date, 14,209,895 shares of Graham-Field Common Stock were issued and outstanding and entitled to vote at the Graham-Field Special Meeting.

     Voting Rights. Each holder of record of Graham-Field Common Stock on the Graham-Field Record Date will be entitled to one vote on each of the proposals listed above. The holders of a majority of the shares of Graham-Field Common Stock outstanding and entitled to vote must be present in person or represented by proxy at the Graham-Field Special Meeting in order for a quorum to be present. The affirmative vote of a majority of the votes cast at the Graham-Field Special Meeting is required to approve the Share Issuances and the Incentive Program Amendment. The affirmative vote of a majority of the outstanding shares of Graham-Field Common Stock is required to approve the Stock Amendment and each of the Stockholder Action Amendments. Abstentions will have the effect of a vote against each of the Share Issuances, the Stock Amendment, the Stockholder Action Amendments and the Incentive Program Amendment. Broker non-votes will have no effect in determining whether the Share Issuances or the Incentive Plan Amendment has received the requisite number of affirmative votes by Graham-Field stockholders, but will have the effect of a vote against the Stock Amendment and the Stockholder Action Amendments.

     The directors and executive officers of Graham-Field, together with their affiliates as a group, own beneficially (excluding unexercised options) approximately 8.8% of the outstanding shares of Graham-Field Common Stock entitled to vote at the Graham-Field Special Meeting. The directors and executive officers of Graham-Field have indicated their intention to vote such shares FOR the adoption of each of the above-listed proposals.

     Proxies. All shares of Graham-Field Common Stock which are represented by a properly executed proxy received prior to or at the Graham-Field Special Meeting will, unless such proxies have been revoked, be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed Graham-Field proxy, such shares will be voted FOR each of the Share Issuances, the Stock Amendment, the Stockholder Action Amendments and the Incentive Program Amendment. A Graham-Field stockholder may revoke a proxy at any time prior to the Graham-Field Special Meeting by delivering to the Secretary of Graham-Field a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending such meeting and voting in person.

     The Graham-Field Special Meeting may be adjourned to another date and/or place for any proper purpose (including, without limitation, for the purpose of soliciting additional proxies).

     Pursuant to the Merger Agreement, approval of the Stock Amendment and the Incentive Program Amendment is a condition to Graham-Field's obligation to consummate the Merger. If any of the Stockholder Action Amendments is approved by stockholders at the Graham-Field Special Meeting, such amendment will be effected regardless of whether any of the other Stockholder Action Amendments or any other matter on which a vote is taken at the Graham-Field Special Meeting is approved or the Merger is consummated. However, in the event that the Merger is not consummated for any reason, the Stock Amendment and the Incentive Program Amendment will not be effected, even if approved by the stockholders at the Graham-Field Special Meeting.

E&J Special Meeting

     Purpose of E&J Special Meeting. The purpose of the E&J Special Meeting is to consider and vote upon a proposal to adopt the Merger Agreement, and such other matters as may properly be presented incident to the conduct of the E&J Special Meeting. It is the intention of the proxy holders to take action with respect to any such other matters as shall be in accordance with their best judgment.

     Board of Directors Recommendation. The E&J Board has unanimously approved the Merger Agreement and the transactions contemplated thereby and has unanimously concluded that the terms of the Merger are fair to and in the best interests of the stockholders of E&J other than BIL and unanimously recommends that the E&J stockholders vote FOR the adoption of the Merger Agreement. Stockholders should be aware that BIL and certain members of the E&J Board and management have certain interests in the Merger that may conflict with and are in addition to those of E&J stockholders. See "THE MERGER -- Conflicts of Interest."

     Date, Place and Time; Record Date. The E&J Special Meeting is scheduled to be held on Wednesday, November 27, 1996, commencing at 9:00 a.m., local time, at the St. Regis Hotel, 2 East 55th Street, New York, New York. The E&J Board has fixed the close of business on October 11, 1996 as the E&J Record Date. Only holders of record of E&J Common Stock and E&J Preferred Stock on the E&J Record Date will be entitled to notice of and to vote at the E&J Special Meeting. As of the close of business on the E&J Record Date, 7,196,565 shares of E&J Common Stock were issued and outstanding and entitled to vote at the E&J Special Meeting and 28,654,179 shares of E&J Preferred Stock were issued and outstanding and entitled to vote at the E&J Special Meeting.

     Voting Rights. Each holder of record of E&J Common Stock on the E&J Record Date is entitled to cast one vote per share on each matter submitted to a vote at the E&J Special Meeting. BIL, as the holder of record of the E&J Preferred Stock, is entitled to cast one-tenth of a vote per share on each matter submitted to a vote at the E&J Special Meeting. The holders of E&J Common Stock and E&J Preferred Stock will vote together as a single class. The holders of shares of E&J Common Stock and

E&J Preferred Stock representing a majority of the total number of votes entitled to be cast by the holders of all outstanding shares of E&J Common Stock and E&J Preferred Stock must be present in person or represented by proxy at the E&J Special Meeting in order for a quorum to be present. The affirmative vote of the holders of shares of E&J Common Stock and E&J Preferred Stock representing a majority of the total number of votes entitled to be cast by the holders of all outstanding shares of E&J Common Stock and E&J Preferred Stock at the E&J Special Meeting is required to approve the Merger Agreement. Abstentions and broker non-votes will have the effect of a vote against approval of the Merger Agreement. BIL owns a sufficient number of shares of E&J Common Stock and E&J Preferred Stock to assure adoption of the Merger Agreement at the E&J Special Meeting and has granted to Graham-Field an irrevocable proxy to vote such shares in favor of the Merger, thereby assuring that Graham-Field will have the ability to approve the Merger without the affirmative vote of any other stockholder of E&J.

     Proxies. All shares of E&J Common Stock which are represented by a properly executed proxy received prior to or at the E&J Special Meeting will, unless such proxies have been revoked, be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed E&J proxy, such shares will be voted FOR the proposal to adopt the Merger Agreement. An E&J stockholder may revoke a proxy at any time prior to the E&J Special Meeting by delivering to the Secretary of E&J a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending such meeting and voting in person.

     The E&J Special Meeting may be adjourned to another date and/or place for any proper purpose (including, without limitation, for the purpose of soliciting additional proxies).

Proxy Solicitation

     In addition to soliciting proxies by mail, proxies may also be solicited by the respective directors, officers and employees of Graham-Field and E&J (who will receive no additional compensation therefor in addition to their regular salaries and fees) by telephone, telegram, facsimile transmission or other electronic communication methods or in person. All expenses of soliciting proxies from Graham-Field stockholders will be borne by Graham-Field. All expenses of soliciting proxies from E&J stockholders will be borne by E&J. Banks, brokerage firms and other custodians who hold shares of Graham-Field Common Stock or E&J Common Stock in their name or custody or in the name of nominees for others will be reimbursed by Graham-Field or E&J, as the case may be, for their reasonable expenses incurred in forwarding proxy solicitation materials to those persons for whom they hold such shares. In addition, Graham-Field has retained Georgeson & Company Inc. to aid in the solicitation of proxies in connection with the Graham-Field Special Meeting. The fee of such firm is $8,000, plus reimbursement for reasonable out-of-pocket expenses.

                                   THE MERGER

     The description of the Merger Agreement set forth below is a summary of the material terms of the Merger Agreement, which is attached as Annex A to this Joint Proxy Statement/Prospectus and is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Background of the Merger

     E&J has for a number of years incurred substantial financial losses in a continuing effort to restructure its operations with the objective of improving its competitive position within the durable medical equipment industry and maximizing stockholder value. Restructuring activities have included asset sales, significant reductions in headcount, plant closures and consolidations, product line rationalizations, debt to equity conversions and outsourcing of manufacturing operations.

     Since 1993, BIL has exchanged approximately $75 million in principal and accrued unpaid interest owed to it by E&J for 55 million shares of E&J Common Stock (without giving effect to the one-for-ten reverse stock split effected on June 6, 1996) and 20 million shares of E&J Series C Preferred Stock. BIL and its affiliates have also (1) advanced E&J an additional $21.2 million ($3.5 million of accrued unpaid interest was owing to BIL at June 30, 1996 on those advances),
(2) guaranteed payment of the HSBC Indebtedness under which E&J has received cash advances of $25 million and letters of credit totalling $6 million, and (3) subordinated the payment of its loans to the HSBC Indebtedness.

     Despite these measures, E&J has incurred continuing losses (which net losses totalled $7.8 million during the twelve months ended June 30, 1996) and, at June 30, 1996, had a net capital deficiency totalling $27.9 million. These adverse financial results have been reflected in the depressed market prices of the E&J Common Stock.

     As part of E&J's efforts to explore various restructuring alternatives, in September 1994 Mr. Rodney F. Price, Chairman of E&J and Managing Director of BIL, met with Mr. Irwin Selinger, the Chairman of the Board and Chief Executive Officer of Graham-Field, to discuss a proposed transaction between Graham-Field and E&J. The initial discussions with respect to the proposed transaction contemplated that Graham-Field would acquire several E&J product lines, including the related trademarks, in exchange for shares of Graham-Field Common Stock. Graham-Field also would have acquired a license to use the E&J trademark, and an interest in an Indonesian partnership which controlled the plating operations for the E&J standard commodity wheelchair product line. After extensive negotiations and due diligence during the last quarter of 1994, E&J decided in January 1995 to terminate discussions because of the unfavorable short-term effects of the proposed transaction on the overhead absorption at E&J's manufacturing facilities, as well as the potential confusion in the marketplace relating to the licensing of the E&J trademark to Graham-Field.

     Thereafter, E&J's management and the E&J Board continued its consideration of the long-term prospects for E&J and the healthcare industry, and the means by which E&J could return to profitability and be best positioned to meet anticipated challenges ahead. Management adopted the view that E&J would need to integrate and rationalize its manufacturing and distribution operations, reduce its costs of manufacturing and fund significant investments in new products to become profitable and compete successfully against healthcare companies with greater resources. Management also determined that one or more alliances with other healthcare companies would be necessary to improve E&J's long-term prospects, but no specific form of alliance or strategic partner was considered. Management concluded that a combination with another major healthcare company appeared to be the best alternative in order to achieve E&J's objectives because, unlike the other alternatives considered, it would immediately satisfy E&J's objective of improving its competitive position within the healthcare industry. The E&J Board authorized management to make preliminary inquiries of major healthcare companies to determine their level of interest in pursuing a possible business combination.

     During the latter part of February 1996, E&J's management contacted Graham-Field and one other company to determine if either company might have an interest in acquiring E&J. E&J entered into confidentiality agreements with each company pursuant to which E&J provided to each company, on a confidential basis, certain non-public information concerning its businesses, operations and prospects. The discussions with the other company did not result in any proposal to acquire E&J. On April 23, 1996, Mr. Selinger, Gary M. Jacobs, the Vice President and Chief Financial Officer of Graham-Field, and Kenneth T. Coviello, the Vice President of Home Healthcare for Graham-Field, met with Mr. Price, Bevil J. Hogg, the President and Chief Executive Officer of E&J, Timothy W. Evans, the Senior Vice President and Chief Financial Officer of E&J, and Sandra Baylis, a director of E&J, to discuss the respective business strategies of the companies. Based on such discussions and the potential benefits and synergies that could be derived from the business combination between Graham-Field and E&J, the parties agreed to conduct further discussions.

     During the first week of June 1996, Mr. Selinger presented an initial offer to Mr. Price, and the parties commenced negotiations regarding the proposed business combination. The parties reached an agreement in principle for a merger in which each E&J stockholder would receive one share of Graham-Field Common Stock for each four shares of E&J Common Stock, plus $2 in cash for each share of E&J Common Stock, or a total of approximately 1.8 million shares of Graham-Field Common Stock and $14.4 million; provided that the aggregate value of the consideration to be issued in exchange for each share of E&J Common Stock would not exceed $5.00. As part of the proposed business combination, Mr. Selinger and Mr. Price also agreed to arrangements concerning the retirement of E&J's indebtedness to HSBC and to BIL, as well as the E&J Preferred Stock owned by BIL, on terms substantially similar to those contained in the Merger Agreement (see "THE MERGER -- Other Closing Deliveries"). The agreement in principle also contemplated that BIL would indemnify Graham-Field for any losses in excess of E&J's reserves which might arise out of the litigations described in E&J's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     The Graham-Field and E&J Boards approved the terms of the agreement in principle on June 13, 1996 and June 16, 1996, respectively, and authorized their respective managements to enter into a Memorandum of Agreement and a Confidentiality and Standstill Agreement between E&J and BIL embodying the terms of the parties' agreement in principle. Under the terms of this agreement, each of E&J and BIL agreed not to solicit any indications of interest or engage in any competing business combination, except as expressly authorized by Graham-Field, until August 15, 1996. The agreement in principle was subject to the negotiation and execution of definitive agreements, the approval thereof by the Graham-Field and E&J Boards and obtaining the requisite approvals of the companies' stockholders. Graham-Field and E&J issued press releases announcing the terms of their agreement in principle on June 17, 1996. Thereafter, Graham-Field and E&J conducted mutual due diligence, including a review of each other's business plans, manufacturing and distribution facilities, environmental and regulatory affairs, information and computer systems, financial budgets and capital requirements.

     Following such board meetings, the E&J Board retained Vector as its independent financial advisor to render an opinion as to the fairness of the consideration to be received by holders of E&J Common Stock pursuant to Graham-Field's merger proposal (see "THE MERGER -- Opinions of Financial Advisors -- Vector"), and the Graham-Field Board retained Jefferies to render an opinion with respect to the fairness, from a financial point of view, to the common stockholders of Graham-Field of the consideration to be paid by Graham-Field pursuant to its merger proposal (see "THE MERGER -- Opinions of Financial Advisors -- Jefferies").

     On June 18, 1996, a class action complaint was filed in the Court of Chancery in New Castle County, Delaware with respect to the proposed acquisition of E&J by Graham-Field, naming as


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

defendants E&J, its directors, BIL and Graham-Field. See "THE MERGER -- Certain Litigation." To date, no responsive pleading has been filed by any of the defendants and no discovery has been taken.

     On July 9, 1996, Mr. Selinger contacted Mr. Price to discuss Graham-Field's short-term capital requirements. In particular, Mr. Selinger informed Mr. Price that Graham-Field was in the process of acquiring V.C. Medical, a wholesaler and distributor of medical products in Puerto Rico. After such discussions, Mr. Selinger and Mr. Price agreed that BIL would provide $4 million of financing to Graham-Field to fund the V.C. Medical Acquisition and Graham-Field's short-term capital requirements. On July 18, 1996, BIL provided Graham-Field with a $4 million loan (the "BIL Loan") at an annual effective rate of 8.8% pursuant to an unsecured promissory note dated as of July 18, 1996 (the "Unsecured BIL Note"). Under the terms of the Unsecured BIL Note, all outstanding principal and accrued interest under the BIL Loan was required to be paid to BIL upon the earlier to occur of 45 days after the date of the completion of the proposed business combination, 45 days after termination of the negotiations relating to the proposed business combination or July 18, 1997.

     Negotiation of various aspects of the proposed transaction by representatives of Graham-Field and E&J continued from mid-June 1996 through September 3, 1996. These negotiations focused on various aspects of the draft documentation for the transaction, including the appropriate exchange ratio, limitations relating to the merger consideration, the indemnification obligations of BIL with respect to certain environmental and other legal proceedings and product liability claims to which E&J is a party, the pending class action lawsuit, the amount of E&J indebtedness to be discharged by BIL prior to the closing, the terms and provisions of a subordinated note to be issued to BIL in substitution of the BIL Loan and the terms of the preferred stock to be issued to BIL. In addition, numerous discussions occurred between Mr. Selinger and Mr. Price concerning the terms and provisions of a proposed stockholder agreement between Graham-Field, BIL and Mr. Selinger, including but not limited to, BIL's representation on the Graham-Field Board, BIL's standstill obligations, Graham-Field's right of first refusal with respect to sales by BIL of its Graham-Field stock, the preemptive rights and registration rights to be provided to BIL and termination provisions.

     On August 4, 1996, Mr. Selinger advised Mr. Price that, due primarily to concerns which had developed during Graham-Field's due diligence process about E&J's continuing operating losses and various risks and exposures perceived by Graham-Field, Graham-Field was prepared to withdraw from the proposed transaction unless E&J and BIL agreed to a revision of the financial terms contained in the agreement in principle. Mr. Selinger proposed an adjustment of the terms of the merger consideration to provide that each 3.5 shares of E&J Common Stock would be converted into one share of Graham-Field Common Stock and to eliminate the cash component of the merger consideration. In addition, Mr. Selinger proposed that BIL purchase $10 million in additional equity of Graham-Field.

     On August 5, 1996, the Graham-Field Board met to consider the revised merger proposal and the proposed documentation for the transaction. Members of Graham-Field's senior management and representatives of Jefferies made presentations to the Graham-Field Board and discussed with the Graham-Field Board their views and analyses of various aspects of the proposed business combination. The Graham-Field Board reviewed and considered, among other things, the background of the proposed business combination, the risks associated with the proposed transaction, the due diligence findings, Graham-Field's strategic alternatives, the financial and valuation analyses of the proposed business combination, the terms of the draft documentation and the oral opinion of Jefferies to the effect that the merger consideration to be paid was fair to the stockholders of Graham-Field from a financial point of view. At this meeting, the Graham-Field Board authorized management to continue negotiations with E&J.

     On August 9, 1996, representatives of the two companies met to finalize the terms of the merger consideration and to adjust the exchange ratio discussed at the August 4 meeting to 2.857, subject to a limitation of $5.50 per share of E&J Common Stock. Under the revised terms, BIL agreed to purchase, simultaneously with the closing of the proposed business combination, $10 million of Graham-Field Series C Preferred Stock ranking pari passu with the Graham-Field Series B Preferred Stock and to convert the Unsecured BIL Note into a subordinated long-term loan pursuant to which the principal would be due and payable on April 1, 2001, with interest at an effective rate of 7.7% per annum (the "BIL Subordinated Loan"). In addition, BIL agreed to contribute $400,000 towards the cost of product liability insurance for the benefit of Graham-Field providing coverage of all losses arising out of previously uninsured occurrences relating to products manufactured or sold by E&J or any of its subsidiaries prior to the Effective Time, and to indemnify the combined entity against certain product liability exposures.

     On August 12, 1996, the Graham-Field Board was reconvened to consider the final modifications to the proposed transaction. After consideration of the revised terms and oral assurances from Jefferies that it continued to be prepared to render its fairness opinion, the Graham-Field Board unanimously determined that, subject to the receipt of Jefferies' written fairness opinion and the final negotiation of definitive documentation satisfactory to the officers of Graham-Field, the proposed transactions are fair to and in the best interests of Graham-Field and its stockholders.

     On August 13, 1996, the E&J Board approved the revised terms discussed by representatives of the two companies on August 9. Following such approval, E&J, BIL and Graham-Field entered into a revised agreement in principle embodying such terms agreed upon at the August 9 meeting. The revised agreement in principle was also subject to negotiation and execution of definitive agreements satisfactory to the E&J and Graham-Field Boards and to obtaining the requisite approvals of the companies' stockholders. Graham-Field and E&J issued press releases on August 14, 1996 announcing their revised agreement in principle.

     In connection with the negotiation of the definitive merger documentation, Vector issued its formal written opinion and the E&J Board unanimously approved the Merger and the transactions contemplated thereby on August 29, 1996. Thereafter, Jefferies issued its formal written fairness opinion to the Graham-Field Board, the definitive Merger documentation was executed and delivered by the parties and BIL executed and delivered to Graham-Field an irrevocable proxy to vote BIL's shares of E&J Common Stock and E&J Preferred Stock in favor of the Merger. On September 3, 1996, Graham-Field and E&J issued press releases announcing the final terms of the Merger and the signing of the agreements.

     On September 13, 1996, Graham-Field and E&J entered into a letter agreement pursuant to which Graham-Field will serve as E&J's exclusive sales representative in connection with the sale of home healthcare beds and standard commodity wheelchairs in specified territories where E&J does not currently have a sales representative. See "CERTAIN INFORMATION CONCERNING GRAHAM-FIELD."

Reasons for the Merger; Recommendations of the Boards of Directors

     Graham-Field. The Graham-Field Board has unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Graham-Field and its stockholders. In reaching its decision to recommend and approve the Merger Agreement, the Graham-Field Board consulted with management, as well as its financial, accounting and legal advisors, and considered, among other things, the following factors in reaching its conclusion to unanimously approve the Merger Agreement and the transactions contemplated thereby:

     (i) the judgment, advice and analyses of Graham-Field management;

     (ii) the opinion of Jefferies that the consideration to be paid by Graham-Field pursuant to the Merger Agreement is fair to the stockholders of Graham-Field from a financial point of view;

     (iii) the respective financial condition, results of operations and cash flows of Graham-Field and E&J, both on a historical and a prospective basis, including the potential realization by E&J of substantial cost savings from the rationalization of its distribution functions and the integration and consolidation of its manufacturing operations;

     (iv) historical market prices and trading information with respect to Graham-Field Common Stock and E&J Common Stock;

     (v) the fact that the Merger will help further several strategic objectives of Graham-Field, including enhancing Graham-Field's Consolidation Advantage Program, making Graham-Field one of the leading manufacturers of durable medical equipment and increasing Graham-Field's presence in the home healthcare market;

     (vi) the strategic benefits that can be derived from the combination of Graham-Field and E&J, which the Graham-Field Board expects to position the combined company as a significant competitor in the healthcare industry and enable Graham-Field to compete more effectively in the marketplace, including the belief that (A) the uniting of E&J's manufacturing operations and rehabilitation product lines with Graham-Field's distribution network and advanced technology systems will provide Graham-Field with greater penetration in both the home healthcare and rehabilitation markets with a greater level of service and efficiency as well as a broader portfolio of products, (B) the use of the E&J name, a symbol of quality for more than 50 years, will enable Graham-Field to introduce its Temco home healthcare product line, as well as its other self-manufactured product lines, into the rehabilitation market place, (C) Graham-Field's ability to control both the manufacturing and distribution of the wheelchair product line will strengthen Graham-Field's manufacturing operations and research and development capabilities, and (D) through E&J's Canadian and Mexican facilities, Graham-Field will be able to increase its presence in the Canadian and Mexican marketplace;

     (vii) the significant synergies, cost savings and economies of scale which the Graham-Field Board expects to be achieved through the operation of E&J as part of a combined entity with Graham-Field, including the elimination of duplicate distribution and manufacturing facilities, the elimination of all but up to $8.6 million of E&J debt, planned expense reductions associated with personnel and manufacturing overhead reductions at E&J's Earth City Plant in St. Louis, Missouri, and the elimination of goodwill amortization associated with certain prior acquisitions by E&J;

     (viii) the determination by the Graham-Field Board that, based on its review of management's financial analysis, the issuance of Graham-Field Common Stock as contemplated by the Merger Agreement will not result in dilution to Graham-Field's earnings per share in 1996 on a pro forma basis in view of the increased revenues to be derived by Graham-Field from the Merger;

     (ix) the determination that the risks associated with the Merger as described under "RISK FACTORS" are outweighed by the potential benefits to be achieved by Graham-Field from the consummation of the Merger;

     (x) the terms and conditions of the Merger Agreement, including the $5.50 per share cap on the value of the shares of Graham-Field Common Stock to be issued in exchange for each share of E&J Common Stock in the Merger, the agreement of BIL to limit the amount of E&J indebtedness and E&J Preferred Stock to be outstanding at the Effective Time and the fact that E&J is not entitled to terminate the Merger Agreement in the event of a competing third-party offer; and

     (xi) the terms and conditions of the Stockholder Agreement, including BIL's agreement, and its grant to Graham-Field of an irrevocable proxy to vote its shares of E&J Common Stock and E&J Preferred Stock in favor of the Merger, BIL's standstill obligations thereunder, the transfer restrictions with respect to the shares of Graham-Field Common Stock and Preferred Stock to be acquired by BIL pursuant to the Merger Agreement, BIL's agreement to provide certain indemnities in respect of certain pending E&J environmental and other liability matters and BIL's agreement to reimburse Graham-Field for up to $400,000 of the costs incurred by Graham-Field in obtaining a product liability insurance policy providing coverage of certain losses relating to products manufactured or sold by E&J or any of its subsidiaries prior to the Effective Time.

     After considering all of the foregoing factors, the Graham-Field Board concluded that a combination with E&J, on the terms set forth in the Merger Agreement and the related documentation, is in the best interests of Graham-Field and its stockholders. Due to the wide variety of factors considered in conjunction with its evaluation of the Merger, the Graham-Field Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors in rendering its determination. The Graham-Field Board did not conduct an independent financial analysis in arriving at its conclusion, but relied upon the financial analysis conducted by management.

     THE GRAHAM-FIELD BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF GRAHAM-FIELD VOTE "FOR" APPROVAL OF THE SHARE ISSUANCES.

     E&J. On August 29, 1996, the E&J Board unanimously determined that the transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of E&J other than BIL, approved such transactions and resolved to recommend that the stockholders of E&J approve the Merger Agreement and the Merger.

     In arriving at its unanimous recommendation and determining that the transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of E&J other than BIL, the principal factors considered by the E&J Board were the following:

          (i) the business and operations of E&J, including its continuing poor results and ongoing price competition which was negatively impacting revenues and operating results and the significant uncertainties that E&J could successfully emerge from or complete its restructuring activities and survive as an independent going concern;

          (ii) the belief that there were strategic benefits which could be obtained by combining E&J's manufacturing operations with Graham-Field's distribution network and advanced technology systems;

          (iii) the current and historical market prices and trading volume of the shares of E&J Common Stock and Graham-Field Common Stock and the belief that the Graham-Field proposal presented an opportunity for E&J's stockholders to realize future equity appreciation based on the E&J Board's perception of the more favorable prospects of the combined entity, which the E&J directors believed should be able to provide quality products with service and efficiency better than that which E&J is achieving at present;

          (iv) the fact that no other offer had been submitted to acquire E&J;

          (v) the opinion of Vector that the consideration to be received by the holders of E&J Common Stock pursuant to the Merger is fair to such stockholders from a financial point of view;

          (vi) the terms and conditions of the Merger Agreement and related agreements and the likelihood that the conditions to the Merger would be satisfied; and

          (vii) the willingness of management and BIL to support the Merger.

     Due to the wide variety of the factors considered in conjunction with its evaluation of the Merger, the E&J Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to any specific factors in making its determination.

     ACCORDINGLY, THE E&J BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF E&J VOTE "FOR" APPROVAL OF THE PROPOSAL TO ADOPT THE MERGER AGREEMENT. STOCKHOLDERS SHOULD BE AWARE THAT BIL AND CERTAIN MEMBERS OF THE E&J BOARD AND MANAGEMENT HAVE CERTAIN INTERESTS IN THE MERGER THAT MAY CONFLICT WITH AND ARE IN ADDITION TO THOSE OF OTHER E&J STOCKHOLDERS. SEE "THE MERGER -- CONFLICTS OF INTEREST."

Opinions of Financial Advisors

     Jefferies

     Pursuant to an engagement letter dated July 2, 1996 (the "Jefferies Engagement Letter"), Graham-Field retained Jefferies to render an opinion with respect to the fairness, from a financial point of view, to the common stockholders of Graham-Field of the consideration to be paid by Graham-Field in connection with the acquisition of E&J. Jefferies was selected on the basis of its qualifications, expertise and reputation, including the fact that Jefferies, as part of its nationally recognized investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuation for corporate and other purposes.

     On September 3, 1996, Jefferies delivered its written opinion to the Graham-Field Board that the aggregate consideration to be paid by Graham-Field for E&J was fair to the common stockholders of Graham-Field, from a financial point of view, as of that date. The amount of such consideration was determined pursuant to negotiations between Graham-Field and E&J and Jefferies did not participate in such negotiations. No limitations were imposed by Graham-Field on Jefferies with respect to the investigations made or procedures followed in rendering its opinion.

     The full text of Jefferies' opinion to the Graham-Field Board is attached hereto as Annex F and is incorporated herein by reference. The following summary of Jefferies' opinion is qualified in its entirety by reference to the full text of the opinion. Jefferies' opinion is directed to the Graham-Field Board and does not constitute a recommendation to any stockholder of Graham-Field or E&J as to how such stockholder should vote with respect to the Merger. In furnishing its opinion, Jefferies did not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act, or that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act, and statements to such effect are included in the text of Jefferies' written opinion.

     In connection with its opinion, Jefferies, among other things: (i) reviewed certain publicly available financial and other data with respect to Graham-Field and E&J, including the consolidated financial statements for recent years and interim periods to June 30, 1996, and certain other relevant financial and operating data made available to Jefferies from published sources and from the internal records of Graham-Field and E&J; (ii) reviewed the Merger Agreement signed on September 3, 1996 and provided to Jefferies by Graham-Field; (iii) reviewed certain historical market prices and trading volumes of Graham-Field Common Stock and E&J Common Stock as reported on the NYSE and the American Stock Exchange, respectively; (iv) compared Graham-Field and E&J from a financial point of view with certain other companies in the health care devices and medical supplies industry that Jefferies deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the health care devices and medical supplies industry that Jefferies deemed to be comparable, in whole or in part, to the Merger, (vi) reviewed and discussed with representatives of the management of Graham-Field and E&J certain information of a business and financial nature regarding Graham-Field and E&J, furnished to Jefferies by them;
(vii) reviewed and discussed with representatives of the management of Graham-Field and E&J financial forecasts, including cash flow, gross margin and sales projections, and related assumptions of E&J, provided to Jefferies by Graham-Field management; (viii) participated in discussions among representatives of Graham-Field, E&J and their respective financial and legal advisors; and (ix) performed such other analyses and examinations as Jefferies deemed appropriate.

     In connection with its review, Jefferies assumed and relied upon the accuracy and completeness of the foregoing information and did not assume any responsibility for independent verification of such information. With respect to the financial forecasts provided to it as described above, Jefferies assumed for purposes of its opinion that such forecasts had been reasonably prepared on bases reflecting the best available estimates and good faith judgments of the respective managements of Graham-Field and E&J at the time of preparation as to the future financial performance of Graham-Field and E&J, and that each such company will perform in accordance with such projections. For purposes of its opinion and with the agreement of management of Graham-Field, Jefferies adjusted the financial forecasts for Graham-Field and E&J provided to Jefferies by the management of Graham-Field to reflect more conservative assumptions regarding future results of operations. Such forecasts were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts. Jefferies has assumed no liability for such forecasts. Jefferies also assumed that there had been no material changes in Graham-Field's or E&J's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to Jefferies. Jefferies relied on advice of counsel and independent accountants to Graham-Field as to all legal and financial reporting matters with respect to Graham-Field, the Merger and the Merger Agreement. In addition, Jefferies did not assume responsibility for making an independent evaluation, appraisal or physical inspection of the assets or individual properties of Graham-Field or E&J, nor was Jefferies furnished with any such appraisals. Finally, Jefferies' opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to Jefferies as of, the date of its opinion.

     Jefferies further assumed, with the consent of the Graham-Field Board, that the conditions to the consummation of the Merger set forth in the Merger Agreement will be satisfied.

     Set forth below is a brief summary of the analyses performed by Jefferies in connection with its opinion to the Graham-Field Board:

     Valuation of Securities Issued. As part of its review and analysis, Jefferies evaluated the non-Graham-Field Common Stock components to be issued by Graham-Field which include (i) the BIL Subordinated Loan with an effective coupon of 7.7% and a face value of $4,000,000, (ii) up to $61,000,000 of Graham-Field Series B Preferred Stock, and (iii) $10,000,000 of Graham-Field Series C Preferred Stock. Jefferies' analysis consisted of evaluating the terms of each security issued and comparing the terms to comparable securities.

     Jefferies analyzed the terms of the BIL Subordinated Loan, including the effective coupon of 7.7%, the proposed financial covenants, the term of approximately four and one-half years and the face amount. Jefferies considered the projected financial condition of Graham-Field subsequent to the Merger, which was compared to companies of similar financial condition. Jefferies observed that the yield to maturity of comparable securities issued by comparable companies would approximate 12% or greater per annum. Jefferies discounted the interest and principal payments that would be received by a holder of the BIL Subordinated Loan at the rate of 12% which resulted in a present value of approximately $3.38 million.

     Jefferies analyzed the terms of the Graham-Field Series B Preferred Stock. Jefferies observed that because the Graham-Field Series B Preferred Stock is convertible into Graham-Field Common Stock, it would be valued on the basis of the value of the Graham-Field Common Stock plus the effect of the 1.5% per annum dividend payable in cash or Graham-Field Common Stock. Jefferies also observed that the greatest, and most conservative, valuation of the Graham-Field Series B Preferred Stock would occur if it was assumed that it was converted by its terms at the end of five years into 3,935,484 shares of Graham-Field Common Stock. Under this assumption, at a price of $7.00 per share of Graham-Field Common Stock, the Graham-Field Series B Preferred Stock would be valued at $27.55 million before the inclusion of dividends. Jefferies observed that a security ranking junior to the BIL Subordinated Loan would be discounted at a rate higher than the discount rate used for the BIL Subordinated Loan, or a rate greater than 12%. Jefferies chose to use 12% because it would result in a higher, more conservative valuation than if a rate greater than 12% was used. Jefferies discounted the dividend payments to be made over the five year period by 12%, which equalled approximately $3.4 million. The sum of the Graham-Field Series B Preferred Stock and the dividend payments totalled $30.95 million compared to the face value of the Graham-Field Series B Preferred Stock of approximately $61.0 million.

     Jefferies analyzed the terms of the Graham-Field Series C Preferred Stock. By its terms, Graham-Field has the option to convert the Graham-Field Series C Preferred Stock into Graham-Field Common Stock or redeem it at its liquidation preference, at the end of five years. Jefferies assumed that Graham-Field would choose to convert the Graham-Field Series C Preferred Stock into 500,000 shares of Graham-Field Common Stock, which would be the least costly option for Graham-Field. Under this assumption, at $7.00 per share of Graham-Field Common Stock, the Graham-Field Series C Preferred Stock would be valued at $3.5 million. Jefferies observed that a security ranking junior to the BIL Subordinated Loan would be discounted at a rate higher than the discount rate used for the BIL Subordinated Loan, or a rate greater than 12%. Jefferies chose to use 12% because it would result in a higher, more conservative valuation than if a rate greater than 12% was used. Jefferies discounted the dividend payments to be made over the five year period by 12%, which equalled approximately $.56 million. The sum of the Graham-Field Series C Preferred Stock and the dividend payments totalled approximately $4.06 million compared to the face value of the Graham-Field Series C Preferred Stock of approximately $10.0 million.

     Using a price of $7.00 for Graham-Field Common Stock, Jefferies observed that the non-Graham-Field Common Stock consideration being issued by Graham-Field consisting of the BIL Subordinated Loan, the Graham-Field Series B Preferred Stock and the Graham-Field Series C Preferred Stock equalled approximately $38.39 million which, combined with the value of the Graham-Field Common Stock consideration of approximately $31.15 million and the face value of indebtedness being assumed by Graham-Field as a result of the Merger of approximately $7.6 million plus such other indebtedness as permitted under the terms of the Merger Agreement in an amount not to exceed $1.0 million, less the proceeds received from the Unsecured BIL Note of $4.0 million and the Graham-Field Series C Preferred Stock of $10.0 million, totalled approximately $63.14 million.

     Discounted Cash Flow Analysis. Jefferies applied a discounted cash flow analysis to E&J financial forecasts for 1996, 1997 and 1998, prepared by Graham-Field and E&J's management teams (the "Financial Projections") and provided to Jefferies. Neither Graham-Field nor E&J provided Jefferies with any financial forecasts for periods beyond 1998. The Financial Projections were prepared by Graham-Field to reflect E&J on a stand-alone basis with certain cost reductions taken by E&J's management in effect ("E&J Base with Cost Downs") and with incremental cost reductions and other benefits projected to occur as a result of the Merger ("E&J with Merger Benefits"). Jefferies also adjusted the Financial Projections by using more conservative assumptions in reducing the anticipated cost reductions and other benefits projected to be realized as a result of the Merger ("E&J with Reduced Merger Benefits").

     In conducting its discounted cash flow analysis, Jefferies first calculated the estimated future streams of free cash flows that E&J with Reduced Merger Benefits would produce through the year 1998. Jefferies then estimated the total enterprise value (defined as the sum of market value of equity plus total debt less cash) of E&J with Reduced Merger Benefits at the end of 1998 by applying multiples ranging from 7.0x to 11.0x to projected EBITDA in 1998 utilizing E&J with Reduced Merger

Benefits. Finally, Jefferies discounted such cash flow streams and total enterprise value to present values using discount rates ranging from 14.5% to 19.5%, chosen to reflect different assumptions regarding the cost of capital. This analysis indicated a range of total enterprise value of E&J with Reduced Merger Benefits of $65.5 million to $108.4 million. By contrast, the consideration to be provided by Graham-Field in the Merger, based on the Conversion Number and a Graham-Field Common Stock price of $7.00, equals approximately $63.14 million.

     Comparable Company Analysis. Using public and other available information, Jefferies calculated the imputed total enterprise value of E&J for each of the E&J Base with Cost Downs, E&J with Merger Benefits and E&J with Reduced Merger Benefits, in each case based on the multiples of estimated 1996 revenue, EBITDA and EBIT at which six publicly traded specialized medical device manufacturers, excluding the highest and lowest values for each, were trading on August 14, 1996. The August 14, 1996 stock prices of the comparable companies yielded the following lowest and highest multiples: 1.4x and 1.9x estimated 1996 revenues; 8.8x and 14.4x estimated 1996 EBITDA; and 10.4x and 16.9x estimated 1996 EBIT. Jefferies applied the foregoing highest and lowest multiples to the analogous forecasted 1996 statistics for each of the E&J projections. This analysis indicated an imputed total enterprise value of E&J of between $80.5 million and $120.8 million based on E&J with Reduced Merger Benefits. By contrast, the consideration to be provided by Graham-Field in the Merger, based on the Conversion Number and a Graham-Field Common Stock price of $7.00, equals approximately $63.14 million.

     Comparable Transactions Analysis. Jefferies reviewed the consideration paid in the following eight transactions of medical device manufacturers that Jefferies believed were comparable and for which there was sufficient public data available that were announced since July, 1995 (target/acquiror): AMSCO International, Inc./Steris Corporation; Healthdyne, Inc./Tokos Medical Corporation; Sterile Concepts Holdings, Inc./Maxxim Medical, Inc.; MDT Corporation/Getinge Industries; Infrasonics, Inc./Nellcor Puritan-Bennett; Osbon Medical Systems, Ltd./Uro-Health Systems, Inc.; White Knight Healthcare, Inc./Isolyer Co., Inc.; and Orthopedic Technology, Inc./Depuy, Inc. Jefferies analyzed the consideration paid in such transactions as a multiple of the target companies' revenue, EBITDA and EBIT for the latest twelve months ("LTM"). Such analysis yielded trimmed mean (defined as the mean value excluding the highest and lowest values) multiplies of 1.4x LTM revenue, 14.0x LTM EBITDA and 26.8x LTM EBIT. Jefferies applied the foregoing median multiples to the analogous forecasted 1996 statistics for E&J based on E&J with Reduced Merger Benefits. The foregoing process yielded a range of imputed total enterprise values of E&J of between $64.2 million and $242.6 million. By contrast, the consideration to be provided by Graham-Field in the Merger, based on the Conversion Number and a Graham-Field Common Stock price of $7.00, equals approximately $63.14 million.

     No other company or transaction used in the comparable transactions analysis as a comparison is identical to E&J or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which E&J and the Merger are being compared.

     Earnings Per Share Analysis. Jefferies analyzed the effects of the Merger on the earnings per share of the combined company by comparing Graham-Field on a stand-alone basis to Graham-Field on a pro forma basis. Jefferies compared Graham-Field on a stand-alone basis to Graham-Field combined with E&J with Merger Benefits, and Graham-Field combined with E&J with Reduced Merger Benefits. For the purpose of calculating earnings per share, it was assumed that the Graham-Field Series B Preferred Stock and the Graham-Field Series C Preferred Stock were converted into Graham-Field Common Stock. Based on these analyses, Jefferies observed that the projected earnings per share for Graham-Field combined with E&J with Merger Benefits exceeded the earnings per share for Graham-Field on a stand-alone basis in 1996 and 1997 and were lower in 1998. Jefferies observed that the projected earnings per share for Graham-Field combined with E&J with Reduced Merger Benefits were lower in 1996, 1997 and 1998 than Graham-Field on a stand-alone basis.

     The summary set forth above does not purport to be a complete description of the presentation by Jefferies to the Graham-Field Board or of the analyses performed by Jefferies. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Jefferies believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Graham-Field Board. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Jefferies' view of the actual value of E&J.

     In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Graham-Field and E&J. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Jefferies' analysis of the fairness of the Merger to the stockholders of Graham-Field and were provided to the Graham-Field Board in connection with the delivery of Jefferies' opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Jefferies used in its analyses various projections of future performance prepared by the managements of Graham-Field and E&J. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

     As described above, Jefferies' opinion and presentation to the Graham-Field Board were among the many factors taken into consideration by the Graham-Field Board in making its determination to approve, and to recommend that its stockholders approve, the Merger. Consequently, Jefferies' methods of analysis described above should not be viewed as determinative of the Graham-Field Board's or Graham-Field management's opinion with respect to the value of either Graham-Field or E&J, or of whether the Graham-Field Board or Graham-Field management would have been willing to agree to different consideration.

     Fees and Expenses. Pursuant to the Jefferies Engagement Letter, Graham-Field engaged Jefferies to render an opinion with respect to the fairness from a financial point of view of the consideration to be paid by Graham-Field in connection with the acquisition of E&J. The Jefferies Engagement Letter provides for Graham-Field to pay Jefferies a fee of $400,000, $75,000 of which was paid upon signing the Jefferies Engagement Letter with the remaining $325,000 paid upon delivery of Jefferies' opinion. The fee is not conditioned on the outcome of Jefferies' opinion or whether or not such opinion was deemed to be favorable for any party's purposes. The Jefferies Engagement Letter also calls for Graham-Field to reimburse Jefferies for its reasonable out-of-pocket expenses. Pursuant to a separate letter agreement, Graham-Field has agreed to indemnify Jefferies, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

     Jefferies has not in the past performed investment banking services for Graham-Field or E&J.


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

     Vector

     On August 29, 1996, Vector delivered its oral opinion, which opinion was confirmed in a written opinion dated as of August 29, 1996, to the E&J Board of Directors to the effect that, as of such date, and subject to the assumptions made, factors considered and limits of review undertaken as set forth in such opinion, the consideration to be received by E&J's common stockholders in the Merger was fair to such holders from a financial point of view. References herein to the "Vector Opinion" refer to the written opinion of Vector dated as of August 29, 1996.

     The full text of the Vector Opinion, which sets forth the assumptions made, factors considered and certain limits on the review undertaken by Vector, is attached as Annex G to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. E&J stockholders are urged to read such opinion in its entirety. The summary of the Vector Opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the Vector Opinion. The Vector Opinion was directed to the E&J Board in connection with and for the purposes of their evaluation of the proposed Merger and did not constitute a recommendation to the E&J Board of Directors with respect to the approval of the proposed Merger nor does it constitute a recommendation to any E&J stockholder as to how such stockholder should vote at the E&J Special Meeting.

     In arriving at the Vector Opinion, Vector, among other things: (i) reviewed the financial terms of the Merger as set forth in the August 26, 1996 draft of the Merger Agreement; (ii) held discussions with the senior management of E&J and Graham-Field concerning the business, operations, and prospects of E&J and Graham-Field as well as other matters Vector believed relevant to its inquiry;
(iii) reviewed certain business and financial information of E&J and Graham-Field, including certain financial projections of E&J prepared by the management of E&J, certain financial projections of Graham-Field prepared by the management of Graham-Field, and certain financial projections of E&J and Graham-Field on a combined basis, including estimates of synergies, prepared by Graham-Field in conjunction with E&J; (iv) reviewed certain documents filed by E&J and Graham-Field with the SEC pursuant to the Exchange Act; (v) reviewed the price and trading history of the E&J Common Stock and the Graham-Field Common Stock; (vi) compared certain financial and securities data of E&J and Graham-Field to the data of publicly-traded companies which Vector deemed comparable; (vii) compared the financial terms of the Merger to those of other transactions which Vector deemed comparable; and (viii) performed such other studies, analyses, investigations, and inquiries as Vector deemed appropriate.

     The amount of consideration to be paid to E&J's common stockholders pursuant to the Merger Agreement was determined through negotiations between E&J, BIL and Graham-Field. Vector was not asked to recommend, and did not recommend, such consideration. Vector was not requested or authorized to solicit, and did not solicit, potential purchasers of E&J. In connection with rendering the Vector Opinion, Vector neither attempted independently to verify nor assumed any responsibility for independent verification of any information publicly available or supplied or otherwise made available to it regarding E&J and Graham-Field, and Vector assumed and relied on such information being accurate and complete in all respects. Vector did not make or obtain, or assume any responsibility for making or obtaining, any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of E&J or Graham-Field. With respect to the financial projections of E&J and Graham-Field referred to above, Vector assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management of E&J and Graham-Field as to the future financial performance of E&J and Graham-Field, respectively, and that E&J and Graham-Field will perform substantially in accordance with such projections. Vector assumed no responsibility for and expresses no view as to such forecasts or the assumptions under which they were prepared. In rendering the Vector Opinion, Vector assumed that obtaining any necessary regulatory approvals will not have an adverse effect. The Vector Opinion is based upon general economic, market, monetary and other conditions as they existed and could be evaluated, and the information made available to it, as of August 29, 1996.

     The summary set forth below does not purport to be a complete description of the analyses performed by Vector in arriving at the Vector Opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and therefore such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Vector did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Vector believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Vector Opinion. No company or transaction used as a comparison in the analyses described below is identical to E&J or Graham-Field or the proposed Merger and such analyses necessarily involve complex considerations concerning the differences in financial and operating characteristics of the companies that could affect the public trading or acquisition values of companies concerned. In its analyses, Vector made numerous assumptions with respect to E&J, Graham-Field and industry performance, as well as general business, economic, market and financial conditions and other matters, many of which are beyond the control of E&J or Graham-Field and involve the application of complex methodologies and educated judgment. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither E&J, Graham-Field, Vector nor any other person assumes responsibility for their accuracy. Vector expresses no opinion as to the price at which Graham-Field Common Stock will trade following the Merger or at any other time.

     The following is a summary of the material financial and comparative analyses performed by Vector in arriving at its August 29, 1996 opinion.

Valuation of Consideration

     Based on Graham-Field's closing stock price as of August 27, 1996 of $7.375 per share, the value of the consideration to be received by the E&J common stockholders as of such date would have equaled $2.581 per share of E&J Common Stock ($7.375 multiplied by the exchange ratio of 0.35).

Valuation of E&J/Graham-Field

     In valuing E&J and Graham-Field, Vector conducted several different analyses, including the following: (i) a balance sheet analysis; (ii) a discounted cash flow analysis; (iii) a comparable publicly-traded companies analysis; (iv) a comparable merger and acquisition transactions analysis; (v) a pro forma combined entity analysis; and (vi) a contribution analysis.

     Balance Sheet Analysis. Vector analyzed the most current consolidated balance sheet of E&J, dated as of June 30, 1996, and noted the following: (i) E&J's cash balance was $12,000; (ii) working capital was $16.3 million; (iii) debt was $52.3 million; (iv) the liquidation preference over the E&J Common Stock of E&J's outstanding preferred stock was $34.5 million; and (v) the excess of total liabilities over total assets resulted in stockholders' equity of negative $27.9 million.

     Discounted Cash Flow Analysis. Using a discounted cash-flow ("DCF") methodology, Vector arrived at a range of implied equity values for each of E&J and Graham-Field by adding the present value of the estimated (a) after-tax cash flows that E&J and Graham-Field could produce (i) through 1999 with respect to E&J and (ii) through 1998 with respect to Graham-Field, under various assumptions, if each of E&J and Graham-Field were to perform on a stand-alone basis (without giving effect to the Merger) in accordance with the management projections provided by E&J and Graham-Field and
(b) terminal values of E&J at the end of 1999 and Graham-Field at the end of 1998 based on multiples of terminal year operating income. Vector also analyzed the effect on valuation of Graham-Field by using more conservative revenue growth assumptions than were included in the projections provided by Graham-Field management. As part of the DCF analysis, Vector used (i) discount rates ranging from 15% to 25% and (ii) a range of operating income multiples from 12.0x to 16.0x. Vector calculated the equity value of E&J Common Stock and Graham-Field Common Stock by subtracting "net debt" (defined as the principal amount of debt plus the liquidation preference of preferred stock less cash) at June 30, 1996 from the sum of the present values calculated above. This DCF analysis resulted in an implied equity value of E&J Common Stock which is negative and an implied equity value range of Graham-Field Common Stock of $5.83 to $14.89 per share.

     Comparable Publicly-Traded Companies Analysis. Using publicly available information, Vector reviewed and compared selected financial and securities data of certain publicly-traded companies engaged in businesses considered by Vector to be comparable to E&J and Graham-Field for the purpose of its analysis. Vector included the following companies in its review: Apria Healthcare Group, Inc.; Fuqua Enterprises, Inc.; Invacare Corporation; Cybex International, Inc.; and Sunrise Medical, Inc. (collectively, the "Comparable Companies"). For each of the Comparable Companies, Vector calculated, among other things, (i) current market capitalization as a multiple of latest twelve months' ("LTM") net income;
(ii) current stock price as a multiple of both current fiscal year estimated earnings per share ("EPS") and next fiscal year estimated EPS; (iii) adjusted market capitalization (defined as market capitalization plus the book value of debt and preferred stock less cash and cash equivalents) as a multiple of LTM revenue; (iv) adjusted market capitalization as a multiple of earnings before interest and taxes ("EBIT"); (v) adjusted market capitalization as a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA"); and
(vi) the ratio of the LTM price-to-earnings ratio to the five-year projected EPS growth rate. The current fiscal year and next fiscal year EPS estimates and the five-year projected EPS growth rate estimates were based on the mean of publicly-available earnings estimates made by research analysts as provided by Zacks Investment Research, Inc.

     The multiples resulting from the Comparable Companies analysis were as follows: (i) current market capitalization to LTM net income ranged from 12.6x to 26.3x; (ii) current stock price to current fiscal year estimated EPS ranged from 12.8x to 24.2x, and current stock price to next fiscal year estimated EPS ranged from 10.3x to 20.5x; (iii) adjusted market capitalization to LTM revenue ranged from 0.6x to 1.8x; (iv) adjusted market capitalization to EBIT ranged from 12.5x to 22.2x; (v) adjusted market capitalization to EBITDA ranged from 6.5x to 13.2x; and (vi) the ratio of LTM price-to-earnings ratio to five-year projected EPS growth rate ranged from 0.7x to 1.6x.

     Vector then applied these multiples to similar financial and securities data for E&J and Graham-Field. Since E&J has incurred and, based on management estimates, is expected to continue to incur operating, pretax and net losses as well as generate negative cash flow during the periods analyzed, only the multiple of adjusted market capitalization to LTM revenues provided a meaningful basis of comparative valuation for E&J. This analysis indicated an implied range of equity values for E&J Common Stock of $0.00 to $5.79 per share and $2.70 to $12.19 per share for Graham-Field Common Stock. Vector also noted, based on E&J's LTM revenue of $72.0 million, that the value of Graham-Field's offer (the amount paid by Graham-Field for E&J Common Stock and E&J Preferred Stock plus the value of certain assumed indebtedness, less cash), calculated as of August 27, 1996, represents a multiple of 0.9x to E&J's LTM revenue.

     Comparable Merger and Acquisition Transactions Analysis. Using publicly available information, Vector analyzed certain transaction multiples from selected mergers and acquisitions occurring since 1992 involving durable medical equipment companies which Vector deemed similar to the Merger (collectively, the "Comparable Merger and Acquisition Transactions") to derive an implied value range for E&J Common Stock. In particular, Vector reviewed the following transactions: Sunrise Medical Inc.'s acquisition of Sopur GmbH; Invacare Corporation's acquisition of Cofipar SA (Poirier Group SA); Sunrise Medical Inc.'s acquisition of DeVilbiss Health Care; Huntleigh Technology's acquisition of Nesbit Evans Group; and Fuqua Enterprises, Inc's acquisition of the LUMEX Division of Lumex, Inc. For each of the Comparable Merger and Acquisition Transactions, Vector calculated, among other things, (i) the total imputed value of the transaction consideration ("Imputed Value") plus debt assumed, less cash ("Adjusted Imputed Value") as a multiple of LTM revenue, LTM EBIT and LTM EBITDA and (ii) the Imputed Value as a multiple of LTM net income and LTM tangible book value.

     The multiples resulting from the Comparable Merger and Acquisition Transactions analysis were as follows: (i) Adjusted Imputed Value to LTM revenue, LTM EBIT and LTM EBITDA ranged from 0.5x to 1.7x, 8.5x to 24.4x and 7.3x to 9.7x, respectively, and (ii) Imputed Value to LTM net income and LTM tangible book value ranged from 13.4x to 24.5x and 1.8x to 13.2x, respectively.

     Since E&J has incurred and, based on management estimates, is expected to continue to incur operating, pretax and net losses as well as generate negative cash flow during the periods analyzed, only the multiple of Adjusted Imputed Value to LTM revenue provided a meaningful basis of comparative valuation for E&J. This analysis indicated a range of implied equity values for the E&J Common Stock of $0.00 to $4.95 per share.

     Analysis of Stock Trading History. Vector reviewed and analyzed the recent stock price performance of E&J Common Stock and Graham-Field Common Stock as compared to the Standard & Poor's 400 (the "S&P 400"), an index of the Comparable Companies, and each other. During the twelve, six and three-month periods preceding August 27, 1996, (i) the index of S&P 400 companies increased 22.9%, 6.4% and 0.4% respectively; (ii) the index of Comparable Companies decreased 4.2%, increased 4.6% and decreased 12.0%, respectively; (iii) the trading price of Graham-Field Common Stock increased 73.5%, 90.3% and decreased 1.7%, respectively; and (iv) the trading price of E&J Common Stock decreased 75.3%, 40.0% and 47.5%, respectively. Vector also noted that during the same periods preceding 30 days prior to the initial public announcement of the proposed Merger, the trading price of E&J Common Stock decreased 30.0%, 36.4% and remained unchanged, respectively.

     Pro Forma Combined Entity Analysis. Vector also conducted a pro forma combined entity DCF analysis and comparable company analysis using pro forma combined financial information based on the projections prepared by the respective managements of E&J and Graham-Field, giving effect to various synergies/cost savings (as projected by Graham-Field management in conjunction with E&J management) resulting from the Merger.

     Vector derived implied values for the common stock of the combined entity using a DCF methodology. To arrive at such values, Vector added the estimated present value of the (i) after-tax cash flows that the pro forma combined entity could provide through 1998 and (ii) terminal values of the pro forma combined entity at the end of 1998 based on multiples of 1998 operating income, if each of E&J and Graham-Field were to perform in accordance with the stand-alone projections provided by the respective managements of E&J and Graham-Field under various assumptions. Vector also analyzed the effect on valuation of the pro forma combined entity by using more conservative assumptions relating to revenue growth as well as a fifty percent reduction in management estimated cost reductions and other benefits projected to be realized in the Merger. Vector assumed the same discount rates and operating income multiples as were used in the E&J and Graham-Field stand-alone DCF analyses. Vector calculated the equity value of the pro forma combined entity by subtracting estimated net debt as of the projected closing date from the sum of the present values calculated above. This DCF analysis resulted in a median implied equity value range for the common stock of the pro forma combined entity of $8.52 to $12.73 per share. Vector noted that applying the exchange ratio of 0.35 to these values resulted in an implied equity value range of the common stock of the pro forma combined entity to a holder of E&J Common Stock of $2.98 to $4.69 per share, respectively.

     Vector also applied the multiples of adjusted market capitalization to LTM revenue, EBIT and EBITDA and the multiple of market capitalization to LTM net income derived from the Comparable Companies analysis described above to certain projected financial data for 1996 (assuming that the Merger occurred on January 1, 1996) and 1998 (assuming that the Merger occurred on November 1, 1996) of the pro forma combined entity and calculated the present value as of August 27, 1996 of the resulting values. This analysis resulted in a median implied value for the common stock of the pro forma combined entity of $6.90 per share based on 1996 financial data and $9.69 per share based on 1998 financial data. Vector noted that applying the exchange ratio of 0.35 to these values resulted in implied equity values of the common stock of the pro forma combined entity to a holder of E&J Common Stock of $2.41 to $3.39 per share, respectively.

     Contribution Analysis. Vector analyzed the pro forma contribution of each of E&J and Graham-Field to the combined company based on projections and financial statements prepared by the respective managements of E&J and Graham-Field. The analysis did not take into account any potential synergies or cost savings that might be realized after the Merger nor any impact to the financial statements of the pro forma combined entity resulting from the accounting for the Merger. This analysis indicated that for the LTM period ended June 30, 1996, E&J's relative contribution to the financial results of the combined company would be 40% of revenues, 30% of gross profit, 0% of operating income, 0% of net income, 31% of total assets, and 0% of stockholders' equity. Vector noted that on a primary and fully-diluted basis, E&J's common stockholders would own approximately 24% and 39% (36% if the Graham-Field Series B and Series C Preferred Stock is converted at $20.00 per share rather than $15.50 per share), respectively, of the outstanding number of shares of common stock of the combined entity.

     Other Analysis. Vector noted that the value of the Merger Consideration Per Share payable to holders of E&J Common Stock represented a 41% discount to the trading price of E&J Common Stock 30 days prior to the public announcement of the proposed Merger. Due to a number of factors, including, but not limited to,
(i) a review of management's non-public projections indicating (a) that E&J is expected to continue to incur operating, pre-tax and net losses as well as generate negative cash flow for at least the next two years, and (b) that there was substantial doubt as to whether E&J could continue as a going concern without third party financing, (ii) the significant uncertainty as to whether third party financing sufficient to fund operating losses and working capital requirements could be obtained on acceptable terms or at all, (iii) the future prospects of E&J in light of industry consolidation, competitive pressures and insurance reimbursement trends, (iv) the lack of trading volume or liquidity of the E&J Common Stock and (v) the quantitative analyses conducted by it, Vector concluded that the current trading price of E&J Common Stock did not reflect the per share value of E&J for the purposes of a stock-for-stock merger.

     Vector is an internationally recognized investment banking firm regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and other purposes. The E&J Board of Directors selected Vector on the basis of its expertise.

     Pursuant to the engagement letter between Vector and E&J, E&J will pay to Vector for its services a fee of $300,000. E&J has also agreed to reimburse Vector for its reasonable expenses, including attorneys' fees, and to indemnify Vector for certain liabilities arising in connection with rendering the Vector Opinion. In addition, BIL, in connection with Vector's engagement with E&J to render a fairness opinion regarding the Merger, has agreed to release Vector from any liability to BIL which may result from its engagement.

     Vector is a full service securities firm and in the course of its normal trading activities may from time to time effect transactions and hold positions in securities of E&J and/or Graham-Field. Vector has performed investment banking services for E&J in the past and has received customary compensation for such services.

Conflicts of Interest

     In considering the recommendation of the E&J Board with respect to the Merger Agreement and the transactions contemplated thereby, stockholders should be aware that BIL and certain members of the E&J Board and management have certain interests with respect to the Merger that may conflict with and are in addition to the interests of the other stockholders of E&J, including:

     Irrevocable Proxy. BIL is the majority stockholder of E&J (see "CERTAIN INFORMATION CONCERNING E&J -- Security Ownership of Certain Beneficial Owners and Management") and two members of the E&J Board are affiliated with BIL (see "CERTAIN INFORMATION CONCERNING E&J -- E&J Directors"). BIL has granted Graham-Field an irrevocable proxy to vote its shares of E&J capital stock in favor of the Merger at the E&J Special Meeting, thereby assuring that Graham-Field will have the ability to approve the Merger Agreement at the E&J Special Meeting without the affirmative vote of any other E&J stockholder.

     BIL's Interest in Graham-Field. As is described under "THE MERGER -- Other Closing Deliveries," in addition to the receipt of shares of Graham-Field Common Stock in exchange for its shares of E&J Common Stock in the Merger, BIL will acquire additional shares of Graham-Field Common Stock, Graham-Field Series B Preferred Stock and Graham-Field Series C Preferred Stock and an unsecured subordinated promissory note of Graham-Field at the Effective Time. As a result, upon the effectiveness of the Merger, BIL will be the largest stockholder and a creditor of Graham-Field, owning shares representing approximately 36% of the voting power of all outstanding shares of Graham-Field capital stock. In that connection, BIL has entered into the Stockholder Agreement and the Registration Rights Agreement with Graham-Field (see "THE MERGER -- Stockholder Agreement" and "-- Registration Rights Agreement").

     BIL Nominees as Directors. Pursuant to the Stockholder Agreement, BIL will initially have the right to designate two individuals as directors of Graham-Field, one of whom will be Rodney F. Price. Mr. Price will also serve as a member of the Executive Committee of the Graham-Field Board. Mr. Price is Chairman of the E&J Board and Managing Director of BIL. See "CERTAIN INFORMATION CONCERNING E&J -- E&J Directors."

     BIL Transactions with E&J. BIL has engaged in certain transactions with E&J in the past, and on October 4, 1996 purchased an aggregate of $2,432,392 of customer and other notes receivables from E&J for a cash payment of $2,314,000 (95.2% of face value), which receivables have been outstanding for some time. E&J expects to use the cash proceeds of these asset sales to fund its operations during the interim period prior to the Effective Time. See "CERTAIN INFORMATION CONCERNING E&J -- Certain Transactions."

     Indemnification and Insurance. The Merger Agreement contains customary provisions with respect to the continuation of existing indemnification rights in favor of directors and officers of E&J and its subsidiaries. The Merger Agreement also contains customary provisions regarding the continuation of directors' and officers' liability insurance. See "THE MERGER -- Certain Terms of the Merger Agreement -- Indemnification; Insurance."

     Continuation of Employee Benefits. Graham-Field has agreed in the Merger Agreement that, at least until the first anniversary of the Effective Time or until E&J's employee benefit plans and arrangements are integrated with Graham-Field's employee benefit plans and arrangements, whichever is earlier, Graham-Field will provide employees of E&J and its subsidiaries with employee benefit plans and arrangements which are reasonably comparable in the aggregate to those provided by E&J and its subsidiaries at the time of the signing of the Merger Agreement, except for such changes as are necessary to comply with, or respond to, changes in applicable laws.

     E&J Stock Options. The Merger Agreement provides that each holder of options to purchase shares of E&J Common Stock outstanding at the Effective Time will receive, in substitution therefor, options under Graham-Field's Incentive Program to purchase a number of shares of Graham-Field Common Stock equal to the product (rounded down to the nearest whole share) of (x) the number of shares of E&J Common Stock issuable upon exercise of such options and (y) the Conversion Number, and having a per share option exercise price equal to the closing sales price of Graham-Field Common Stock on the trading day immediately prior to the Effective Time. It is expected that E&J options that are "in the money" will be exercised prior to the Effective Time. For further information concerning the number and value of options held by E&J executive officers, see "CERTAIN INFORMATION CONCERNING E&J -- Stock Options."

     E&J Severance Arrangements. E&J has arrangements with its chief executive officer, its chief financial officer and approximately twenty-five other management employees which provide for severance compensation and benefits in the event of the involuntary termination of their employment as a result of the Merger.

     Pursuant to a letter agreement dated January 25, 1994, E&J agreed to pay Mr. Bevil J. Hogg, President and Chief Executive Officer and a director of E&J, upon termination without cause, a total of six months' salary and benefits and reimbursement for his costs of relocation (including an income tax gross-up). Mr. Hogg has agreed with Graham-Field that, in lieu of receiving such severance benefits, Mr. Hogg will continue as the President and Chief Executive Officer of E&J following the Effective Time until March 31, 1997 in order to facilitate an orderly management transition. Thereafter, Mr. Hogg will serve as a consultant to E&J for a six-month period, for which he will continue to receive his current salary and benefits plus a one-time payment of $100,000 (grossed-up in respect of income taxes) for expenses associated with his ceasing to be President and Chief Executive Officer of E&J. Mr. Hogg and BIL have an understanding that BIL will also provide Mr. Hogg with certain severance benefits in an amount not yet determined.

     The E&J Board adopted a severance plan on June 4, 1996 for the benefit of seven senior executives of E&J, including Mr. Timothy W. Evans, Senior Vice President, Secretary and Chief Financial Officer of E&J. This plan provides for the payment of six months' salary plus $30,000 and continuation of benefits in the event of termination as a result of the Merger at any time prior to the first anniversary of the Effective Time. BIL has also agreed to provide Mr. Evans with additional severance compensation. E&J has notified Mr. Evans that his employment will be terminated as a result of the Merger on a date to be specified by E&J upon at least 30 days prior notice and Mr. Evans has agreed to continue his employment for a reasonable period in order to facilitate an orderly management transition.

     E&J has estimated that E&J's costs for the foregoing severance benefits in the event of the termination of the employment of all of the covered executives would total approximately $1.3 million.

Conversion of E&J Shares in the Merger

     If the Share Issuances are approved by the requisite vote of Graham-Field stockholders at the Graham-Field Special Meeting, the Merger Agreement is approved by the requisite vote of E&J stockholders at the E&J Special Meeting and the other conditions to the Merger are satisfied or waived (where permissible), the Merger will be consummated and become effective at the time at which a Certificate of Merger meeting the requirements of Section 251 of the DGCL is delivered to the Secretary of State of Delaware for filing. It is expected that the Effective Time will be promptly following completion of the Graham-Field Special Meeting and the E&J Special Meeting. At the Effective Time, Acquisition Corp. will be merged with and into E&J, which will survive the Merger as a wholly-owned subsidiary of Graham-Field.

     At the Effective Time, all outstanding shares of E&J Common Stock will cease to be outstanding, and subject to the terms, conditions and procedures set forth in the Merger Agreement, shares of E&J Common Stock will be converted into the right to receive the Merger Consideration Per Share. Notwithstanding the foregoing, if the Fair Market Value (as defined below) of the Merger Consideration Per Share exceeds $5.50, the Conversion Number will be reduced to the extent necessary to cause the Fair Market Value of the Merger Consideration Per Share to equal $5.50. Pursuant to the Merger Agreement, (A) the "Fair Market Value" of each share of Graham-Field Common Stock means the arithmetic average of the Sales Prices (as defined below) on each of the ten consecutive Trading Days (as defined below) ending on and including the fifth Trading Day before the Effective Date; (B) "Sales Price" means, on any Trading Day, the closing sales price of a share of Graham-Field Common Stock reported on the NYSE Composite Tape on such day; and (C) "Trading Day" means any day on which securities are traded on the NYSE.

     Each issued and outstanding share of E&J Preferred Stock shall continue to be an issued and outstanding share of each such series of E&J Preferred Stock following the Effective Time. All outstanding shares of E&J Preferred Stock are owned by BIL and, as described below, will thereafter either be exchanged by BIL for shares of Graham-Field Series B Preferred Stock or contributed to the capital of E&J.

Other Closing Deliveries

     The Merger Agreement also provides for the following deliveries to be made simultaneously with the closing of the Merger.

     Issuance of Graham-Field Common Stock in Exchange for the HSBC Indebtedness. In exchange for the delivery by wire transfer of immediately available funds from BIL to Graham-Field in an amount equal to the HSBC Debt Payment, Graham-Field will deliver to BIL a certificate representing a number of shares of Graham-Field Common Stock (disregarding fractions) equal to the amount determined by dividing the amount of the HSBC Debt Payment by the greater of (x) $13.00 and (y) the Fair Market Value of each share of Graham-Field Common Stock; provided that the HSBC Debt Payment will in no event exceed $25 million. Upon the effectiveness of the Merger, Graham-Field will contribute the proceeds of such issuance to E&J, which in turn will use such funds to repay the HSBC Indebtedness, and shall cause HSBC to release BIL from its guarantee of the HSBC Indebtedness. Pursuant to the Merger Agreement, BIL has agreed to make such payments to HSBC as shall be necessary to cause the HSBC Debt Payment not to exceed $25 million on and as of the Effective Date. Accordingly, immediately following the Effective Time, E&J will have no HSBC Indebtedness outstanding.

     Issuance of Graham-Field Series B Preferred Stock in Exchange for BIL Debt and E&J Preferred Stock. Graham-Field will deliver to BIL a certificate representing shares of Graham-Field Series B Preferred Stock having an aggregate stated value equal to the lesser of (A) the sum of the amount of BIL Debt and the aggregate liquidation value of the E&J Preferred Stock and (b) $61 million, in exchange for the delivery by BIL to Graham-Field of:

          (x) an instrument evidencing the transfer to Graham-Field of BIL Debt in an aggregate principal amount which, together with accrued interest thereon, does not exceed the Appraised Value (as defined below) of such shares of Graham-Field Series B Preferred Stock; and

          (y) certificates representing shares of E&J Preferred Stock having an aggregate liquidation value which does not exceed the result obtained by subtracting (I) the aggregate unpaid principal of and accrued interest on the BIL Debt referred to in clause (x) above from (II) the Appraised Value of such shares of Graham-Field Series B Preferred Stock.

"Appraised Value" is defined in the Merger Agreement as the fair market value as of the Effective Date of each share of Graham-Field Series B Preferred Stock as determined by and set forth in a written report of an investment banking or valuation firm designated by Graham-Field and reasonably acceptable to BIL delivered to Graham-Field and BIL at least five days prior to the Effective Date; provided that the Appraised Value of such shares will not exceed their aggregate stated value. In the event that the sum of the liquidation value of the E&J Preferred Stock and the unpaid principal of and accrued interest on the BIL Debt held by BIL on the Effective Date exceeds the Appraised Value of the Graham-Field Series B Preferred Stock to be issued to BIL, then immediately prior to the Effective Time, BIL has agreed in the Merger Agreement to contribute to the capital of E&J, first, any shares of E&J Preferred Stock and, second, any BIL Debt representing such excess amount. Accordingly, immediately following the Effective Time, E&J will have no outstanding indebtedness to BIL, and BIL will not own any shares of E&J Preferred Stock.

     The Graham-Field Series B Preferred Stock will be entitled to a dividend of 1.5% per annum payable quarterly, payable in cash or, at the option of Graham-Field, in shares of Graham-Field Common Stock. The Graham-Field Series B Preferred Stock will vote on an as-converted basis as a single class with the Graham-Field Common Stock and the Graham-Field Series C Preferred Stock, will not be subject to redemption and will be convertible (x) at the option of the holder thereof, at a conversion price of $20 per share (or, in the case of certain dividend payment defaults, at a conversion price of $15.50 per share),
(y) at the option of Graham-Field, at a conversion price equal to current trading prices (subject to a minimum conversion price of $15.50 and a maximum conversion price of $20 per share) and (z) automatically on the fifth anniversary of the date of issuance at a conversion price of $15.50 per share. Such conversion prices are subject to certain antidilution adjustments. The Graham-Field Series B Preferred Stock will have a liquidation preference ranking senior to the Graham-Field Common Stock and on a parity with the Graham-Field Series C Preferred Stock. The Graham-Field Series B Preferred Stock will not have preemptive rights, although BIL will have certain rights to purchase additional shares of Graham-Field stock pursuant to the Stockholder Agreement (see "THE MERGER -- Stockholder Agreement -- Preemptive Right"). The form of the Certificate of Designations of the Graham-Field Series B Preferred Stock, setting forth the terms thereof, is attached as Annex D to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to such Certificate of Designations.

     Issuance of Graham-Field Series C Preferred Stock. In exchange for the delivery by wire transfer of immediately available funds from BIL to Graham-Field in the amount of $10 million, Graham-Field will deliver to BIL a certificate representing shares of Graham-Field Series C Preferred Stock having an aggregate stated value equal to $10 million. The proceeds of this stock issuance will be available to Graham-Field for general corporate purposes.

     The Graham-Field Series C Preferred Stock will be entitled to a dividend of 1.5% per annum payable quarterly, payable in cash or, at the option of Graham-Field, in shares of Graham-Field Common Stock. The Graham-Field Series C Preferred Stock will vote on an as-converted basis as a single class with the Graham-Field Common Stock and the Graham-Field Series B Preferred Stock, will be subject to redemption as a whole at the option of Graham-Field on the fifth anniversary of the date of issuance at stated value plus accrued and unpaid dividends (regardless of whether there are dividend payment defaults) and, if not so redeemed, will be converted automatically on the fifth anniversary of the date of issuance at a conversion price of $20 per share, subject to certain antidilution adjustments. The Graham-Field Series C Preferred Stock will have a liquidation preference ranking senior to the Graham-Field Common Stock and on a parity with Graham-Field Series B Preferred Stock. The Graham-Field Series C Preferred Stock will not have preemptive rights, although BIL will have certain rights to purchase additional shares of Graham-Field stock pursuant to the Stockholder Agreement (see "THE MERGER -- Stockholder Agreement -- Preemptive Right"). The form of the Certificate of Designations of the Graham-Field Series C Preferred Stock, setting forth the terms thereof, is attached as Annex E to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to such Certificate of Designations.

     Exchange of Unsecured Promissory Note for a Long-Term Unsecured Subordinated Promissory Note. In exchange for the delivery by BIL to Graham-Field of the Unsecured BIL Note evidencing the BIL Loan, Graham-Field will deliver to BIL a new note evidencing the BIL Subordinated Loan reflecting the terms set forth in Exhibit C to the Merger Agreement (including that the principal amount thereof will be reduced to the extent that any punitive damages paid by E&J or any of its subsidiaries as a result of any product liability actions involving a death prior to the Effective Time are not reimbursed pursuant to any insurance policies) and such other terms not inconsistent therewith as are customary for subordinated indebtedness, including covenants of Graham-Field (which shall in no event be more onerous to Graham-Field than covenants contained in Graham-Field's senior indebtedness) and events of default, as Graham-Field and BIL shall mutually agree; provided that if BIL and Graham-Field cannot agree on the terms of such note, the Unsecured BIL Note will remain outstanding in accordance with its terms.

Fractional Shares

     Fractional shares of Graham-Field Common Stock will not be issued in connection with the Merger and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Graham-Field. Pursuant to the Merger Agreement, such fractional shares will be aggregated and sold by the Exchange Agent, at the then prevailing prices on the NYSE. The net proceeds of such sales will be held by the Exchange Agent in a trust for the holders of E&J Common Stock (the "Common Stock Trust") and distributed proportionately to such holders. The Exchange Agent will determine the portion of the Common Stock Trust to which each holder of E&J Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of E&J Common Stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of E&J Common Stock are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of E&J Common Stock in lieu of any fractional share interests, the Exchange Agent will make available such amounts to such holders of E&J Common Stock. Graham-Field will pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with the sale of the fractional shares. In addition, Graham-Field will pay the Exchange Agent's compensation and expenses in connection with such sale.

Exchange of Certificates in the Merger

     Promptly after the Effective Time, the Exchange Agent will mail to each holder of record of certificates which immediately prior to the Effective Time represented outstanding shares of E&J Common Stock (the "E&J Certificates") whose shares are converted into the right to receive the Merger Consideration Per Share a letter of transmittal advising such holder of the terms of the exchange effected by the Merger and the procedure to be used for the surrender of the E&J Certificates in exchange for the Merger Consideration Per Share that such holder has the right to receive pursuant to the Merger Agreement. E&J stockholders are requested not to surrender their E&J Certificates for exchange until after the Effective Time when the transmittal form and instructions are received. Shares of Graham-Field Common Stock and cash payments shall be delivered to such holder as promptly as practicable after proper delivery of the applicable E&J Certificates and letters of transmittal to the Exchange Agent.

     At and after the Effective Time and until surrendered as provided above, E&J Certificates will be deemed to represent, for all purposes, only the right to receive certificates representing the number of whole shares of Graham-Field Common Stock into which the shares of E&J Common Stock formerly represented by such E&J Certificates were converted in the Merger, and the holders of E&J Certificates will not be entitled to receive dividends or other distributions from Graham-Field until such E&J Certificates are so surrendered. Upon surrender as provided above, E&J Certificates will be cancelled.

Certain Terms of the Merger Agreement

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties, none of which will survive the consummation of the Merger, made as of the date of the Merger Agreement and to be made as of the Effective Date, including, among other things, representations (A) from all parties relating to (i) each party's organization and similar corporate matters, (ii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and the transactions contemplated thereby, (iii) the governmental or regulatory consents or approvals required to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and (iv) the absence of pending or threatened legal proceedings; (B) from Graham-Field and E&J relating to (i) each of Graham-Field and E&J's capital structure, (ii) the absence of any violation of corporate documents or applicable law in connection with entering into the Merger Agreement, (iii) certain documents and reports filed by Graham-Field and E&J with the SEC and the accuracy of the information contained therein, (iv) the absence of certain changes or events having a material adverse effect on each company and its subsidiaries taken as a whole, (v) the absence of undisclosed liabilities, (vi) the accuracy of the information each party has supplied with respect to the filings required with the SEC in order to consummate the Merger and the transactions contemplated by the Merger Agreement, (vii) certain tax matters, (viii) matters concerning benefit plans of E&J and Graham-Field and their subsidiaries, (ix) certain environmental matters, (x) matters concerning patents, copyrights, trademarks and other intellectual property rights, (xi) the stockholder vote required to approve the transactions contemplated by the Merger Agreement, (xii) certain matters concerning contracts and agreements of each company and its subsidiaries, and (xiii) the inapplicability of Section 203 of the DGCL to the Merger Agreement or any of the transactions or agreements contemplated thereby; and (C) from Graham-Field to the effect that the consummation of the transactions contemplated by the Merger Agreement and the Stockholder Agreement will not result in a "Stock Acquisition Date," a "Flip-In Event" or a "Separation Date" under Graham-Field's Rights Agreement (see "COMPARISON OF STOCKHOLDER RIGHTS -- Rights Agreement"), and that Graham-Field has taken all necessary actions so that neither BIL nor any affiliate of BIL will be deemed an "Acquiring Person" (as defined in the Rights Agreement) as a result of its ownership or acquisition of shares of Graham-Field Common Stock, Graham-Field Series B Preferred Stock or Graham-Field Series C Preferred Stock pursuant to the terms of the Merger Agreement or the Stockholder Agreement.

     Conduct of Business of E&J Pending the Merger. Pursuant to the terms of the Merger Agreement, E&J has agreed that prior to the Effective Time, unless otherwise consented to by Graham-Field, it will, and will cause its subsidiaries to (unless expressly provided for in the Merger Agreement): (i) conduct their respective businesses only in the ordinary course consistent with past practice and (ii) use all commercially reasonable efforts to preserve intact in all material respects their present business organizations and reputation, keep available the services of their key officers and employees, maintain their assets and properties in good working order and condition (ordinary wear and tear excepted), maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as in effect on the date of the Merger Agreement, preserve their relationships with customers and suppliers and others having significant business dealings with them, make all required payments under E&J's benefit plans and comply in all material respects with all laws and orders of all applicable governmental or regulatory authorities.

     E&J has further agreed that, unless otherwise consented to by Graham-Field, prior to the Effective Time it will not, and will not permit any of its subsidiaries to, except as otherwise expressly contemplated or permitted by the Merger Agreement: (i) amend or propose to amend its certificate of incorporation or bylaws; (ii) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, except for the declaration and payment of dividends by a wholly owned subsidiary solely to its parent corporation; (iii) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iv) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, recapitalization or other similar reorganization; (v) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any option with respect thereto; (vi) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any option with respect thereto (other than the issuance of E&J Common Stock pursuant to options outstanding on the date of the Merger Agreement under E&J option plans and in accordance with their present terms, and the issuance by a wholly owned subsidiary of its capital stock to its parent corporation), or modify or amend any right of any holder of outstanding shares of capital stock or options with respect thereto; (vii) acquire (by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of its business consistent with past practice which are material, individually or in the aggregate, to E&J and its subsidiaries taken as a whole; (viii) other than in the ordinary course of its business consistent with past practice, sell, lease, grant any security interest in or otherwise dispose of or encumber any material amount of its assets or properties; (ix) except to the extent required by applicable law, regulation or generally accepted accounting principles, permit any material change in any pricing, marketing, purchasing, investment, accounting, financial reporting, inventory, credit, allowance or tax practice or policy or any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or make any material tax election or settle or compromise any material income tax liability with any governmental or regulatory authority; (x) incur (which shall not be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) any indebtedness for borrowed money or guarantee any such indebtedness other than the HSBC Indebtedness and the BIL Debt and other additional indebtedness in an aggregate amount not to exceed $1 million; provided that after giving effect to the incurrence of such additional indebtedness, the net worth of E&J as of the Effective Time is equal to or greater than the net worth of E&J as of June 30, 1996 as set forth in E&J's Form 10-Q for the period ended June 30, 1996; provided further that such additional indebtedness is incurred solely in the ordinary course of E&J's business and used solely for the purchase of working capital assets; and provided further that for purposes of calculating the net worth of E&J as of the Effective Time, the following items shall not be given any effect: (I) any transactions contemplated or required pursuant to the Merger Agreement, including but not limited to, contributions to capital, contributions of debt and the discharge of the HSBC Indebtedness and the BIL Debt, unless such transactions were previously given effect to as of June 30, 1996, and (II) extraordinary accounting reserves taken by E&J, provided that any such reserves not required by generally accepted accounting principles shall be subject to Graham-Field's prior consent, which shall not be unreasonably withheld; (xi) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money other than in the ordinary course of its business consistent with past practice; (xii) enter into, adopt, amend in any material respect (except as may be required by applicable law) or terminate any employee benefit plan of E&J or any of its subsidiaries or other agreement, arrangement, plan or policy between such party and one or more of its directors, officers or employees, or, except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to E&J and its subsidiaries taken as a whole, increase in any manner the compensation or fringe benefits of any director, officer or employee, or pay any benefit not required by any plan or arrangement in effect as of the date of the Merger Agreement; (xiii) enter into any contract or amend or modify any existing contract, or engage in any new transaction outside the ordinary course of business consistent with past practice or not on an arm's-length basis, with any affiliate of E&J or any of its subsidiaries;
(xiv) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets; (xv) make any change in the lines of business in which it participates or is engaged; or (xvi) enter into any contract, commitment or arrangement to do or engage in any of the foregoing.

     On October 4, 1996, BIL purchased an aggregate of $2,432,392 of customer and other notes receivable from E&J for a cash payment of $2,314,000 (95.2% of face value), which receivables have been outstanding for some time. E&J expects to use the cash proceeds of these asset sales to fund its operations during the interim period prior to the Effective Time.

     Conduct of Business of Graham-Field Pending the Merger. Pursuant to the terms of the Merger Agreement, Graham-Field has agreed that prior to the Effective Time, unless otherwise consented to by E&J, it will, and will cause its subsidiaries to (unless expressly provided for in the Merger Agreement): (i) conduct their respective businesses only in the ordinary course consistent with past practice; (ii) use all commercially reasonable efforts to preserve intact in all material respects their present business organizations and reputation;
(iii) keep available the services of their key officers and employees; (iv) maintain their assets and properties in good working order and condition (ordinary wear and tear excepted); (v) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as in effect on the date of the Merger Agreement; (vi) preserve their relationships with customers and suppliers and others having significant business dealings with them; and (vii) comply in all material respects with all laws and orders of all applicable governmental or regulatory authorities.

     Graham-Field has further agreed that, unless otherwise consented to by E&J, prior to the Effective Time it will not, and will not permit any of its subsidiaries to, except as expressly contemplated or permitted by the Merger
Agreement: (i) amend or propose to amend its certificate of incorporation or bylaws, except for the Stock Amendment and the Stockholder Action Amendments;
(ii) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, except for the declaration and payment of dividends by a wholly owned subsidiary solely to its parent corporation; (iii) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iv) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, restructuring, recapitalization or other similar reorganization; (v) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any option with respect thereto; (vi) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any option with respect thereto (other than the issuance of Graham-Field Common Stock pursuant to options outstanding on the date of the Merger Agreement under the Graham-Field option plans and in accordance with their present terms, the issuance of options pursuant to the Graham-Field option plans in each case in accordance with their present terms and the issuance of shares of Graham-Field Common Stock upon exercise of such options, the issuance by a wholly owned subsidiary of its capital stock to its parent corporation, the issuance of rights to purchase shares of Series A Junior Participating Preferred Stock of Graham-Field pursuant to the Rights Agreement, and the related reservation of such Series A Junior Participating Preferred Stock in accordance with the terms of such Rights Agreement (see "COMPARISON OF STOCKHOLDER RIGHTS -- Rights Agreement"), and the issuance of Graham-Field Common Stock, Graham-Field Series B Preferred Stock or Graham-Field Series C Preferred Stock or options with respect thereto in connection with a transaction involving the acquisition of assets or a business of any person), or modify or amend any right of any holder of outstanding shares of capital stock or options with respect thereto; or (vii) enter into any contract, commitment or arrangement to do or engage in any of the foregoing.

     Indemnification; Insurance. The Merger Agreement provides that from and after the Effective Time, E&J shall indemnify the present and former officers and directors of E&J (collectively, the "Indemnified Parties") against all losses arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) to the full extent permitted or required under the DGCL (and shall also advance expenses as incurred to the fullest extent permitted under the DGCL, provided that the person to whom expenses are advanced provides the undertaking to repay such advances contemplated by Section 145(e) of the
DGCL). In addition, Graham-Field agreed to guarantee the performance by E&J of its indemnification obligations described in the preceding sentence with respect to any Claim (as defined below) with respect to the transactions contemplated by the Merger Agreement, provided such Indemnified Party and its affiliates is not a party benefitted by the Claim indemnified. Pursuant to the Merger Agreement, Graham-Field has agreed that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any claim, action, suit, proceeding or investigation (a "Claim") existing in favor of the Indemnified Parties as provided in E&J's certificate of incorporation or by-laws, as in effect on the date of the Merger Agreement, with respect to matters occurring through the Effective Time, shall survive the Merger, and shall continue for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the disposition of any such Claim.

     Without limiting the foregoing, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective Time) after the Effective Time (i) the Indemnified Parties may retain counsel satisfactory to them and E&J, (ii) E&J shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (iii) E&J will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that E&J shall not be liable for any settlement of any Claim effected without its written consent, which consent shall not be unreasonably withheld or delayed. The Indemnified Parties as a group may retain only one firm to represent them with respect to such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

     In addition, E&J shall use its best efforts to cause to be maintained in effect for not less than two years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by E&J with respect to matters occurring prior to the Effective Time; provided that (i) E&J may substitute therefor policies of substantially the same coverage containing terms and conditions which are substantially the same for the Indemnified Parties to the extent reasonably available and (ii) in no event shall E&J be obligated to expend in order to maintain or procure insurance coverage pursuant to this paragraph any amount per annum more than 120% in excess of the aggregate premiums currently payable by E&J and its subsidiaries for such purpose.

     Mexican Subsidiary. As of the date of the Merger Agreement, E&J indirectly owned approximately 80% of the capital stock of Everest & Jennings de Mexico, S.A. de C.V. (the "Mexican Subsidiary"). Pursuant to the Merger Agreement, E&J has agreed to purchase prior to the Effective Time the 20% stake owned by E&J. E&J is in the process of negotiating the purchase of the remaining shares of the Mexican Subsidiary from its owner, an employee of the Mexican Subsidiary. Under the terms of the proposed stock purchase agreement, $50,000 will be paid upon closing and $450,000 will be payable on the third anniversary of the closing, provided that seller continues to work for the Mexican Subsidiary during such three-year period. In addition, as additional consideration, certain indebtedness owed to the Mexican Subsidiary from the seller will be released and discharged by E&J and an annual payment of $25,000 will be payable to the seller over the three-year period, provided seller continues to work for the Mexican Subsidiary. Graham-Field will agree to guaranty all obligations of E&J under the proposed stock purchase agreement.

     Benefit Arrangements. For a period of one year following the Effective Time, or until E&J's employee benefit plans are integrated with Graham-Field's employee benefit plans, whichever is earlier, Graham-Field has agreed to provide employee benefit plans for the employees of E&J that are reasonably comparable in the aggregate to E&J's employee benefit plans currently in effect, except for such changes as are necessary to comply with, or respond to, changes in applicable laws.

     E&J Option Plans. E&J has agreed to use its best efforts to cause holders of options outstanding under E&J's employee stock option plans at the Effective Time, whether vested or unvested, to enter into an agreement with E&J and Graham-Field providing that, at the Effective Time, each E&J option will be cancelled and, in exchange therefor, Graham-Field will issue to such holder a new option under Graham-Field's Incentive Program to purchase a number of shares of Graham-Field Common Stock equal to the product of (i) the number of shares of E&J Common Stock issuable upon exercise of the E&J stock option immediately prior to the Effective Time and (ii) the Conversion Number, and having an option exercise price per share of Graham-Field Common Stock equal to the Sales Price on the Trading Day immediately prior to the Effective Time. It is expected that E&J options that are currently "in the money" will be exercised prior to the Effective Time. See "THE MERGER -- Conflicts of Interest."

     No Solicitation. E&J has agreed in the Merger Agreement that, prior to the Effective Time, (a) neither it nor any of its subsidiaries shall, and it shall cause their respective officers, directors, employees, legal, investment banking and financial advisors, accountants and any other agents or representatives (collectively, "Representatives"), not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, consolidation or other business combination including E&J or any of its subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of all or any significant portion of the assets of E&J and its subsidiaries taken as a whole, or any outstanding shares of E&J Common Stock or shares of the capital stock of any subsidiary of E&J (any such proposal or offer being an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions or enter into any agreements, arrangements or understandings, whether written or oral, with any person or group relating to an Alternative Proposal (excluding the transactions contemplated by the Merger Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (b) it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing, and it will take the necessary steps to inform such parties of its obligations with respect to the solicitation of Alternative Proposals; and
(c) it will notify Graham-Field immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or any of such persons.

     Conditions Precedent to the Merger. In addition to the approval of the Share Issuances by the stockholders of Graham-Field and the approval and adoption of the Merger Agreement and the terms of the Merger by the stockholders of E&J, the obligations of Graham-Field and E&J to effect the Merger are subject to the fulfillment or waiver of certain conditions specified in the Merger Agreement, including, among others: (i) the adoption of the Stock Amendment and the Incentive Program Amendment by the stockholders of Graham-Field; (ii) the continuing accuracy of the representations and warranties of the respective parties contained in the Merger Agreement; (iii) the performance and compliance in all material respects by the respective parties of all obligations under the Merger Agreement required to be performed on or prior to the consummation of the Merger; (iv) the receipt of certain material consents, approvals and waivers from governmental authorities and third parties; (v) the absence of any injunction or other order by any federal or state court preventing consummation of the Merger; and (vi) the absence of any suit challenging the legality of the consummation of, or otherwise arising out of, the Merger Agreement, other than litigation pending on the date of the Merger

Agreement (see "THE MERGER -- Certain Litigation"). Furthermore, the obligation of E&J to effect the Merger is subject to BIL receiving evidence of HSBC's release of BIL from all guarantees of the HSBC Indebtedness, the HSBC letter of credit facility and all letters of credit issued to secure obligations of E&J and its subsidiaries.

     In addition to the foregoing conditions, the obligation of Graham-Field to effect the Merger is subject to the fulfillment or waiver of additional conditions specified in the Merger Agreement, including: (i) the receipt of title search reports demonstrating that E&J and its subsidiaries have good and marketable title to each parcel of real property located in Mexico and Canada on which its manufacturing facilities are located, free and clear of all liens;
(ii) the receipt of evidence that the HSBC Indebtedness will be discharged in full and that HSBC will release all security interests granted by E&J or any of its subsidiaries in respect of the HSBC Indebtedness upon payment by E&J of up to $25 million; (iii) the receipt of satisfactory evidence that E&J owns 100% of the capital stock of the Mexican Subsidiary and Everest & Jennings Canadian Limited, a wholly-owned Canadian subsidiary of E&J; (iv) Graham-Field's acquisition of a product liability insurance policy providing for reimbursement of all losses incurred by E&J or any of its subsidiaries incident to any claim relating to products manufactured or sold by E&J or any of its subsidiaries prior to the Effective Time, and the reimbursement by BIL of Graham-Field for up to $400,000 of the costs incurred in obtaining such policy; (v) the receipt of any required consents from the Pension Benefit Guaranty Corporation to the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time (a) by mutual written consent of the parties; (b) by either Graham-Field or E&J if (i) the Merger shall have not occurred on or before December 31, 1996 and such failure does not result from any breach by the terminating party of any obligation under the Merger Agreement, (ii) the requisite vote of the stockholders of either Graham-Field at the Graham-Field Special Meeting or E&J at the E&J Special Meeting shall not have been obtained, or (iii) any court of competent jurisdiction or other competent governmental or regulatory authority shall have issued an order making illegal or otherwise prohibiting the Merger and such order shall have become final and non-appealable; (c) by Graham-Field, if there has been any material breach of any representation, warranty, covenant or agreement on the part of E&J or BIL in the Merger Agreement or (in the case of BIL) the Stockholder Agreement, which breach is not curable or, if curable, has not been cured within thirty days following the receipt by E&J or BIL, as the case may be, of notice of such breach from Graham-Field; or (d) by E&J or BIL, if there has been a material breach of any representation, warranty, covenant or agreement on the part of Graham-Field set forth in the Merger Agreement, which breach is not curable or, if curable, has not been cured within thirty days following the receipt by Graham-Field of notice of such breach from E&J or BIL.

     Amendment; Waiver. The Merger Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective boards of directors of the parties thereto at any time prior to the Effective Time, whether prior to or after the approval of the stockholders of E&J and Graham-Field has been obtained, but after such adoption and approval only to the extent permitted by applicable law.

     At any time prior to the Effective Time, any of the parties to the Merger Agreement may to the extent permitted by applicable law: (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto; (ii) waive any inaccuracies in the representations and warranties of the other parties thereto or in any document delivered pursuant to the Merger Agreement; or (iii) waive compliance with any of the covenants, agreements or conditions of the other parties contained in the Merger Agreement.

     Expenses. The Merger Agreement provides that each party thereto will pay its own expenses in connection with the Merger.

Stockholder Agreement

     Simultaneous with the execution of the Merger Agreement, Graham-Field, BIL and Irwin Selinger, the Chairman and Chief Executive Officer of Graham-Field, entered into the Stockholder Agreement. The following is a summary of the material provisions of the Stockholder Agreement, which is attached as Annex B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Stockholder Agreement.

     Irrevocable Proxy. Pursuant to the Stockholder Agreement and simultaneously with the execution thereof, BIL executed and delivered to Graham-Field an Irrevocable Proxy to vote BIL's shares of E&J Common Stock and E&J Preferred Stock in favor of the Merger Agreement and the Merger at the E&J Special Meeting. BIL owns a sufficient number of shares of E&J Common Stock and E&J Preferred Stock to assure the adoption of the Merger Agreement, thereby assuring that Graham-Field will have the ability to approve the Merger without the affirmative vote of any other stockholder of E&J.

     Board Representation. Pursuant to the Stockholder Agreement, at the Effective Time, BIL will have the right to designate two members of the Graham-Field Board (subject to reduction if BIL reduces its ownership of Graham-Field stock below specified levels). For so long as BIL has one director on the Graham-Field Board, one BIL director shall be designated as a member of the Executive Committee of the Graham-Field Board.

     Right of First Refusal. So long as BIL and its affiliates own securities representing at least 5% of the voting power of the outstanding capital stock of Graham-Field, BIL has agreed to grant Graham-Field a right of first refusal with respect to sales of any Graham-Field securities other than: (i) a transfer of any Graham-Field securities to any BIL affiliate who simultaneously with such transfer agrees in writing to be bound by the provisions of the Stockholder Agreement as though an original signatory thereto, (ii) a sale through an underwritten public offering registered under the Securities Act effected in accordance with the provisions of the Registration Rights Agreement, (iii) a sale pursuant to Rule 144(f) promulgated under the Securities Act provided that, until such time as BIL beneficially owns voting securities of Graham-Field representing less than 5% of the voting power of all voting securities of Graham-Field, any Rule 144(f) sales shall be subject to the volume limitations set forth in Rule 144(e) (regardless of whether such volume limitations are applicable to such sale), (iv) pursuant to a merger or consolidation of Graham-Field or a recapitalization of any Graham-Field securities, (v) pursuant to a self-tender or exchange offer by Graham-Field or a third party tender offer recommended by the Graham-Field Board, or (vi) a cash sale effected in accordance with Graham-Field's right of first refusal; provided that in the case of and as a condition to any cash sale to a person who, after giving effect to such purchase, would own at least 5% of the voting power of the outstanding capital stock of Graham-Field, such person shall simultaneously with such purchase and sale agree in writing to be bound by the right of first refusal, the limitation on acquisitions of Graham-Field securities and the standstill provisions described below contained in the Stockholder Agreement. Graham-Field may not assign its right of first refusal without the consent of BIL, which consent shall not be unreasonably withheld or delayed; provided that any such assignees agree in writing to purchase any of the offered securities not being purchased by Graham-Field in accordance with its right of first refusal.

     Limitation on Right to Purchase Additional Graham-Field Securities. So long as BIL and its affiliates own securities representing at least 5% of the voting power of the outstanding capital stock of Graham-Field, BIL has agreed that neither BIL nor any of its affiliates will acquire additional shares of Graham-Field stock without the consent of the Graham-Field Board, which consent shall not be unreasonably withheld, except (i) pursuant to the Merger Agreement or upon conversion of the Graham-Field Series B Preferred Stock and the Graham-Field Series C Preferred Stock, (ii) pursuant to stock dividends, stock splits or other distributions or offerings made available to Graham-Field stockholders generally, (iii) pursuant to plans established by Graham-Field for members of the Graham-Field Board or (iv) pursuant to BIL's preemptive rights.

     Preemptive Right. So long as BIL and its affiliates own securities representing at least 15% of the voting power of the outstanding capital stock of Graham-Field, Graham-Field has agreed not to issue any securities before offering BIL the right to participate proportionately in such issuance. Notwithstanding the foregoing, BIL's preemptive right set forth above shall not apply to any Graham-Field securities issued (i) pursuant to the Warrant, dated as of March 12, 1992, as amended, by and between Graham-Field and John Hancock Mutual Life Insurance Company, (ii) in connection with a merger, acquisition or other business combination transaction approved by the Graham-Field Board, (iii) in connection with any stock option or other employee benefit plans and programs of Graham-Field approved by the Graham-Field Board, or (iv) in connection with any private debt financing in which Graham-Field securities to be issued represent less than 2% of the voting power of the outstanding capital stock of Graham-Field.

     Standstill Provisions. BIL has agreed that following the Effective Time and thereafter until such time as BIL and its affiliates own securities representing less than 5% of the voting power of the outstanding capital stock of Graham-Field, neither BIL nor any of its affiliates will directly or indirectly seek to acquire ownership of Graham-Field, engage in any solicitation of proxies with respect to Graham-Field or otherwise seek or propose to acquire control of the Graham-Field Board.

     Indemnification. Pursuant to the Stockholder Agreement, BIL agreed that following the Effective Time it will indemnify Graham-Field against certain existing actions and proceedings to which E&J and its subsidiaries are parties as set forth in Schedule II of the Stockholder Agreement which is attached as Annex B to this Joint Proxy Statement/Prospectus; provided that BIL has no obligation to indemnify Graham-Field unless and until the amount of losses in respect of such indemnified proceedings exceeds, in the aggregate, the applicable amounts reserved for on the books and records of E&J with respect to such proceedings.

     No Solicitation. Pursuant to the Stockholder Agreement, BIL agreed that prior to the Effective Time it shall not, and it shall use its best efforts to cause its affiliates and representatives not to, initiate, solicit or encourage an Alternative Proposal, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions or enter into any agreements or understandings with, any person or group relating to an Alternative Proposal (excluding the transactions contemplated by the Merger Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal.

     Termination. The Stockholder Agreement will automatically terminate upon a termination of the Merger Agreement in accordance with its terms or upon a change of control of the Graham-Field Board; provided that BIL's indemnity obligation will survive any termination of the Stockholder Agreement pursuant to a change of control of the Graham-Field Board.

     Amendment. Pursuant to the Stockholder Agreement, in the event that (i) any person becomes the owner of securities representing more than 15% but less than 100% of the voting power of the outstanding capital stock of Graham-Field with the approval of the Graham-Field Board and (ii) the restrictions imposed by Graham-Field on the activities of such person are less onerous than those imposed on BIL and its affiliates under the Stockholder Agreement, then the Stockholder Agreement will be revised to provide comparable restrictions which are identical to the restrictions imposed on such person.

Registration Rights Agreement

     Simultaneous with the Merger Agreement, Graham-Field entered into the Registration Rights Agreement with BIL. The following is a summary of material provisions of the Registration Rights Agreement, which is attached as Annex C to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

     The Registration Rights Agreement contains customary terms and conditions and provides, among other things, that BIL and certain of its transferees will have the right to require Graham-Field to register under the Securities Act Registrable Securities (as defined below) in up to three demand registrations and three incidental ("piggyback") registrations. "Registrable Securities" is defined in the Registration Rights Agreement as (i) the Shares (as defined below) and (ii) any additional shares of Graham-Field Common Stock issued or distributed by way of a dividend, stock split or other distribution in respect of the Shares, or acquired by way of any rights offering or similar offering made in respect of the Shares. "Shares" is defined in the Stockholder Agreement as, collectively, (i) the shares of Graham-Field Common Stock received by BIL or any of its affiliates pursuant to the Merger Agreement, (ii) any shares of Graham-Field Common Stock obtained by BIL or any of its affiliates upon conversion of the shares of Graham-Field Series B Preferred Stock or the Graham-Field Series C Preferred Stock received by BIL or any of its affiliates pursuant to the Merger Agreement or as a dividend in respect of such shares of Graham-Field Series B Preferred Stock or Graham-Field Series C Preferred Stock and (iii) any shares of Graham-Field Common Stock purchased by BIL or any of its affiliates in accordance with the Stockholder Agreement. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) they shall have been distributed to the public pursuant to Rule 144 or all Registrable Securities then owned by BIL and its affiliates can be sold in any three-month period pursuant to Rule 144, (iii) they are transferred to or become owned by a person other than BIL or any of its affiliates (other than a permitted assignee as described in the next paragraph) or (iv) they shall have ceased to be outstanding.

     Graham-Field has agreed in the Registration Rights Agreement to pay all registration expenses in connection with each registration of Registrable Securities pursuant to the Registration Rights Agreement, except for underwriting discounts and commissions. Graham-Field has also agreed in the Registration Rights Agreement to customary indemnification and contribution protections to selling holders of Registrable Securities under the federal securities laws and otherwise. BIL may assign its rights under the Registration Rights Agreement to certain transferees of its Graham-Field shares who have agreed to be bound by certain provisions of the Stockholder Agreement (see "THE MERGER -- Stockholder Agreement -- Right of First Refusal"). The Registration Rights Agreement will automatically terminate upon a termination of the Merger Agreement.

Certain Litigation

     On June 19, 1996, a class action lawsuit (the "Class Action") was filed on behalf of all stockholders of E&J (other than the Defendants named below) in the Delaware Court of Chancery, following announcement on June 17, 1996 of the original agreement in principle between Graham-Field and E&J (the "Announcement"). See "THE MERGER -- Background of the Merger." The Class Action names as defendants the directors of E&J, E&J, BIL and Graham-Field (the "Defendants"). The Class Action challenges the transactions contemplated by the original agreement in principle, alleging, among other things, that (i) such transactions were an attempt to eliminate the public stockholders of E&J at an unfair price, given the reverse stock split of the E&J Common and Preferred Stock, effective June 5, 1996, the reduction in trading value of E&J Common Stock immediately following the Announcement and the increase in the trading value of Graham-Field Common Stock immediately following the Announcement, (ii) BIL will receive more value for its holdings in E&J than E&J minority stockholders, (iii) the public stockholders will not be adequately compensated for the potential earnings of E&J,

(iv) BIL and the directors of E&J breached or aided and abetted the breach of fiduciary duties owed to the stockholders (other than the Defendants) by not exercising independent business judgment and having conflicts of interest, and
(v) Graham-Field aided and abetted and induced breaches of fiduciary duties by other Defendants by offering incentives to members of management, either in the form of continued employment or monetary compensation and perquisites, in exchange for their approval of the Merger. The Class Action seeks to preliminarily and permanently enjoin the consummation of the Merger or, if consummated, to rescind such Merger or award rescissionary damages if it cannot be set aside, and also prays for an award of compensatory damages. The Defendants believe that they have valid defenses to the Class Action's allegations of wrongdoing, and intend to vigorously defend the lawsuit. It is not a condition to the obligations of Graham-Field or E&J to consummate the Merger that the Class Action not be pending at the Effective Time.

Regulatory Matters

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of l976, as amended (the "HSR Act") and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger and the other transactions contemplated by the Merger Agreement may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the applicable waiting period has expired or been terminated. On September 9, 1996 and September 10, 1996, notification and report forms were filed by Graham-Field and E&J, respectively, under the HSR Act with the FTC and the Antitrust Division with respect to the Merger Agreement and the transactions contemplated thereby. Early termination of the waiting period under the HSR Act was granted on October 4, 1996.

     At any time before or after consummation of the Merger, notwithstanding that the waiting period under the HSR Act has expired or been terminated, the Antitrust Division, the FTC or any state could take such action under applicable antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of Graham-Field or E&J. Private parties may also seek to take legal action under applicable antitrust laws under certain circumstances.

     General. Graham-Field and E&J are not aware of any other material regulatory consents, approvals or filings required for the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Graham-Field Financing Arrangements

     Graham-Field will be required to obtain the consent of John Hancock under the terms and provisions of the Note and Warrant Agreement in order to consummate the Merger. Graham-Field believes that it will be able to obtain the consent of John Hancock, however, no assurances can be provided that such consent will be obtained. Graham-Field is presently in discussions with its primary bank, The Chase Manhattan Bank, as well as with other banks to refinance and/or increase its credit lines, including the possibility of refinancing the indebtedness with John Hancock, but no assurances can be provided that such refinancing will be available. In the event Graham-Field prepays the John Hancock indebtedness, a make-whole amount will be required to be paid to John Hancock. Under the terms of the Note and Warrant Agreement, the make-whole amount shall mean at any time with respect to any prepayment or payment (whether on account of acceleration or otherwise) of the notes, to the extent that the treasury yield plus 50 basis points at such time is lower than 8.28% per annum, the excess of (a) the present value of the principal and interest payments on and in respect of the notes being prepaid or paid, as the case may be, that would otherwise become due and payable (without giving effect to such prepayment or payment) (including the final payment on the maturity date of the notes), discounted at a rate which is equal to the treasury yield plus 50 basis points, over (b) the principal amount of the notes being prepaid or paid, as the case may be, at par. To the extent that the treasury yield plus 50 basis points at the time of such prepayment or payment is equal to or higher than 8.28% per annum, the make-whole amount shall be zero.

Conduct of E&J's Business After the Merger

     E&J will survive the Merger as a wholly-owned subsidiary of Graham-Field. Each of the Vice Presidents of E&J's manufacturing operations will report directly to Graham-Field's Executive Vice President of Operations. The home healthcare and medical/surgical business units of E&J will become fully-integrated with Graham-Field's business units, and the rehabilitation business unit of E&J will continue to operate as a separate business unit. The independent sales representatives serving E&J's Canadian and Mexican facilities are expected to continue to represent E&J in such geographical regions, as well as represent Graham-Field's products in such geographical regions. Each of the manufacturing facilities of the combined entity will operate through Graham-Field's distribution network.

NYSE Listing

     Pursuant to the Merger Agreement, Graham-Field has agreed to use its best efforts to cause the shares of Graham-Field Common Stock to be issued (i) pursuant to the Merger Agreement, (ii) upon conversion of or as a dividend on the Graham-Field Series B Preferred Stock and the Graham-Field Series C Preferred Stock and (iii) upon exercise of any options to purchase shares of Graham-Field Common Stock granted in substitution for options to purchase shares of E&J Common Stock, to be listed for trading on the NYSE. Such authorization for listing is a condition to the obligations of Graham-Field and E&J to consummate the Merger.

Certain Federal Income Tax Consequences

     The following discussion is based upon the Code, the applicable Treasury Department regulations thereunder, judicial authority and current administrative rulings and practice as of the date hereof and states the opinion of Bryan Cave LLP, special counsel to E&J, regarding the matters discussed. The following discussion does not address (i) certain federal income tax consequences applicable to special classes of taxpayers including, without limitation, foreign corporations, tax exempt entities and persons who acquired E&J Common Stock pursuant to the exercise of an employee option or otherwise as compensation or (ii) the consequences of the Merger under state, local or foreign law.

Consequences of the Merger

     The Merger will qualify as a "reorganization" within the meaning of either or both of Section 368(a)(1)(B) and Section 368 (a)(1)(A) and (a)(2)(E) of the Code. As a result, E&J stockholders will recognize no gain or loss in the Merger on the receipt of shares of Graham-Field Common Stock in exchange for their shares of E&J Common Stock, except to the extent that they receive cash in lieu of a fractional share of Graham-Field Common Stock. As to cash received in lieu of fractional shares, E&J stockholders will recognize gain to the extent they receive cash in excess of their tax basis in their share of E&J Common Stock allocated to such Graham-Field fractional share. Any capital gain E&J stockholders recognize on the receipt of cash in lieu of fractional shares of Graham-Field Common Stock will be capital gain if the share of E&J Common Stock exchanged therefor was a capital asset in their hands, and that capital gain will be long-term if the shares of E&J Common Stock were held for more than one year; otherwise that gain will be short-term capital gain.

     The holding period of E&J stockholders in their shares of E&J Common Stock will be added to their holding period for the shares of Graham-Field Common Stock they receive in the Merger.

Consequences of Holding Graham-Field Common Stock

     Generally, former E&J stockholders that are corporations will be entitled to the 70 percent dividends received deduction as provided for in Section 243 of the Code in respect of dividends paid on shares of Graham-Field Common Stock unless and to the extent their shares of E&J Common Stock exchanged therefor were "debt-financed portfolio stock" within the meaning of Section 246A of the Code. In the case of dividends paid on shares of Graham-Field Common Stock to a non-U.S. stockholder, a 30% U.S. withholding tax will be subtracted from the dividends paid unless the stockholder provides Graham-Field with the proper forms that evidence that stockholder's right to a reduced rate of withholding tax under the provisions of an applicable income tax treaty with the United States.

     THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THE DISCUSSION.

     EACH E&J STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THE HOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Accounting Treatment

     The Merger will be accounted for as a "purchase", as such term is used under generally accepted accounting principles. Accordingly, from and after the Effective Date, E&J's consolidated results of operations will be included in Graham-Field's consolidated results of operations. For purposes of preparing Graham-Field's consolidated financial statements, Graham-Field will establish a new accounting basis for E&J's assets and liabilities based upon the fair values thereof and Graham-Field's purchase price, including the direct costs of the acquisition. A final determination of required purchase price and related accounting adjustments and of the fair value of the assets and liabilities of E&J has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the unaudited combined condensed pro forma financial information appearing elsewhere in this Joint Proxy Statement/Prospectus are preliminary and have been made solely for purposes of developing such pro forma consolidated financial information to comply with disclosure requirements of the SEC. Although the final aggregate purchase price and purchase allocation are likely to differ, the pro forma consolidated financial information reflects management's best estimate based upon currently available information.

Absence of Appraisal Rights

     Under Delaware law, neither holders of shares of E&J Common Stock nor holders of shares of Graham-Field Common Stock will have appraisal rights with respect to the Merger.

Federal Securities Law Consequences

     All shares of Graham-Field Common Stock to be received by E&J stockholders in the Merger will be freely transferable, except that shares of Graham-Field Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of E&J prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Graham-Field) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Graham-Field or E&J generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party. The Merger Agreement requires E&J to use its best efforts to cause each of its affiliates to execute a written agreement to the effect that such affiliate will not offer or sell or otherwise dispose of any of the shares of Graham-Field Common Stock issued to such affiliate in or pursuant to the Merger in violation of the Securities Act or the rules and regulations promulgated by the SEC thereunder.

     Pursuant to the Registration Rights Agreement, Graham-Field has granted certain registration rights to BIL with respect to shares of Graham-Field Common Stock that BIL acquires pursuant to the Merger Agreement or the Stockholder Agreement or upon conversion or as a dividend on the Graham-Field Series B Preferred Stock and the Graham-Field Series C Preferred Stock. See "THE MERGER -- Registration Rights Agreement." Graham-Field will not be required to provide similar registration rights to any other E&J stockholder.

                          UNAUDITED PRO FORMA COMBINED
                        CONDENSED FINANCIAL INFORMATION

     The following unaudited pro forma combined condensed financial statements combine the historical balance sheets and statements of operations of Graham-Field and E&J after giving effect to the Merger and the V.C. Medical Acquisition. The unaudited pro forma combined condensed balance sheet as of June 30, 1996 gives effect to the Merger and the V.C. Medical Acquisition, as if such transactions had occurred on June 30, 1996. The unaudited pro forma combined condensed statements of operations for the six months ended June 30, 1996 and the twelve months ended December 31, 1995 give effect to the Merger and the V.C. Medical Acquisition as if such transactions had occurred on January 1, 1995. The pro forma adjustments account for the Merger as a purchase and are based upon the assumptions set forth in the notes hereto. The pro forma adjustments are preliminary estimates based on available information and certain assumptions that Graham-Field's management believes are reasonable. The unaudited pro forma combined condensed financial information does not reflect potential cost savings associated with E&J's on-going rationalization of its production facilities located in the United States, Canada, and Mexico, and the increased outsourcing of products and product components (E&J has estimated that, based on certain assumptions, such savings could total approximately $4.0 million per year before taxes; however, there is no assurance that E&J's rationalization and outsourcing programs will be successfully implemented or that any of the expected savings will be realized). See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF E&J." In addition, the unaudited pro forma combined condensed financial information does not give effect to any potential synergistic benefits and enhancements relating to the elimination of duplicate distribution and manufacturing centers and the reduction in general and administrative expenses of the combined entity anticipated by Graham-Field's management as a result of the Merger. See "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors" and "-- Opinions of Financial Advisors."

     The following unaudited pro forma combined condensed financial information has been prepared from, and should be read in conjunction with, the historical financial statements and related notes of Graham-Field and E&J incorporated by reference or included herein. See "AVAILABLE INFORMATION," "INCORPORATION OF DOCUMENTS BY REFERENCE" and "INDEX TO FINANCIAL STATEMENTS." The following information is not necessarily indicative of the financial position or operating results that would have occurred had the Merger been consummated on the date, or at the beginning of the periods, for which the Merger is being given effect, nor is it necessarily indicative of future operating results or financial position. Instead, it reflects actual historical results of the combined companies without benefit of savings or other efficiencies that are expected to be achieved.

              Unaudited Pro Forma Combined Condensed Balance Sheet
                                 (In Thousands)
                                   (Unaudited)

                                                                       As of June 30, 1996
                                              ---------------------------------------------------------------------
                                                      Historical                          Pro Forma
                                              --------------------------  -----------------------------------------
                                                                          Acquisition
                                              Graham-Field       E&J      Adjustment   Adjustments        Combined
                                              -------------  -----------  -----------  ------------      ----------
                                                                            Note 1        Note 3
CURRENT ASSETS:
Cash and cash equivalents...................   $       397   $        12   $     101    $   10,000[d]    $   10,510
Accounts receivable--net....................        26,965        16,614         882        (3,435)[e]       41,026
Notes receivable............................          --           1,642        --            --              1,642
Inventories.................................        31,549        19,823         282        (4,509)[e]       47,145
Other current assets........................         2,162           651          31          --              2,844
Recoverable and prepaid income taxes........           246          --          --            --                246
                                               -----------   -----------   ---------    ----------       ----------
TOTAL CURRENT ASSETS........................        61,319        38,742       1,296         2,056          103,413
Property, plant & equipment--net............         7,755         7,188          19          --             14,962
Excess of cost over net assets
acquired--net...............................        28,485           248         985        51,337[h,j]      81,055
Notes receivable............................          --             509        --            --                509
Other assets................................         5,531           222        --            --              5,753
Deferred tax asset..........................         1,928          --          --            --              1,928
                                               -----------   -----------   ---------    ----------       ----------
TOTAL ASSETS................................   $   105,018   $    46,909   $   2,300    $   53,393       $  207,620
                                               ===========   ===========   =========    ==========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Note payable to bank........................   $     1,100   $      --     $      45    $     --         $    1,145
Current maturities of long-term debt and
Guaranteed Senior Notes.....................         2,591         4,142        --            --              6,733
Accounts Payable............................         8,382         7,119          71          --             15,572
Acceptances Payable.........................        11,500          --         1,704        (4,000)[i]        9,204
Accrued expenses............................         2,467        11,427          66         2,783[a,b,c]    16,743
Accrued interest--BIL.......................          --           3,483        --          (3,483)[a]         --
Accrued restructuring.......................          --             442        --            --                442
                                               -----------   -----------   ---------    ----------       ----------
TOTAL CURRENT LIABILITIES...................        26,040        26,613       1,886        (4,700)          49,839
LONG-TERM DEBT..............................           704        27,010          14       (24,240)[b]        3,488
LONG-TERM DEBT--BIL.........................          --          21,103        --         (17,103)[a,i]      4,000
GUARANTEED SENIOR NOTES.....................        17,000          --          --            --             17,000
OTHER LONG-TERM LIABILITIES.................          --              98         150           396[j]           644
                                               -----------   -----------   ---------    ----------       ----------
TOTAL LIABILITIES...........................        43,744        74,824       2,050       (45,647)          74,971
STOCKHOLDERS' EQUITY (DEFICIT):
Preferred Stock.............................          --          34,492        --         (34,492)[a]        --
Series B Preferred Stock....................          --            --          --          32,974[a]        32,974
Series C Preferred Stock....................          --            --          --           4,380[d]         4,380
Common Stock................................           354           719           1          (608)[f]          466
Additional paid-in capital..................        67,317       105,608         249       (71,948)[f]      101,226
(Deficit)...................................        (6,303)     (168,734)       --         168,734[g,h]      (6,303)
                                               -----------   -----------   ---------    ----------       ----------
Sub-total...................................        61,368       (27,915)        250        99,040          132,743
Notes receivable from sale of shares........           (94)         --          --            --                (94)
                                               -----------   -----------   ---------    ----------       ----------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)........        61,274       (27,915)        250        99,040          132,649
                                               -----------   -----------   ---------    ----------       ----------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY......................................   $   105,018   $    46,909   $   2,300    $   53,393       $  207,620
                                               ===========   ===========   =========    ==========       =========

         The accompanying notes are an integral part of these pro forma combined condensed financial statements.

                        Notes to the Unaudited Pro Forma
                        Combined Condensed Balance Sheet
                               As of June 30, 1996
                                   (Unaudited)

Note 1: Acquisition Adjustment

     The acquisition adjustment reflects the pro forma balance sheet of the V.C. Medical Acquisition, as if such acquisition occurred at June 30, 1996. This acquisition was accounted for as a purchase.

Note 2: Purchase Price Summary and Related Allocation of Merger

     A summary of the estimated purchase price and related allocation is as follows:

                                                                      Amounts in
                                                                      Thousands
                                                                      ----------
Purchase Price:
  Issuance of .35 shares of Graham-Field Common Stock for each
    share of E&J Common Stock (a) .................................    $ 19,245
  Issuance of 1,901,308 shares of Graham-Field Common Stock to
    BIL (b) .......................................................      14,526
  Issuance of Graham-Field Series B Preferred Stock to BIL (c) ....      32,974
  Issuance of Graham-Field Series C Preferred Stock to BIL (d) ....       4,380
  Fees and expenses related to the Merger, including severance ....       4,100
                                                                       --------
  Total Purchase Price ............................................    $ 75,225
                                                                       ========
Allocation (based on estimated fair values):
  Cash (e) ........................................................    $ 10,012
  Accounts and notes receivable, net ..............................      15,330
  Inventory .......................................................      15,314
  Property, Plant & Equipment, net ................................       7,188
  Other assets ....................................................         873
  Debt and capital leases .........................................      (7,010)
  Accounts payable, accrued expenses and other ....................     (17,621)
  Excess of Purchase Price over net assets acquired ...............      51,139
                                                                       --------
                                                                       $ 75,225
                                                                       ========

----------
(a) As of June 30, 1996, there were 7,196,565 shares of E&J Common Stock outstanding (not including shares underlying vested stock options), which are to be exchanged into shares of Graham-Field Common Stock at a ratio of .35 shares of Graham-Field Common Stock for each share of E&J Common Stock (subject to reduction as provided in the Merger Agreement; see "THE MERGER -- Conversion of E&J Shares in the Merger"), or a total of approximately 2,518,920 shares of Graham-Field Common Stock. For this purpose, the Graham-Field Common Stock is valued at $7.64 per share, which represents the average closing sales price of the Graham-Field Common Stock for the period three business days immediately prior to and three business days immediately after the announcement on September 3, 1996 of the execution of the Merger Agreement.
(b) In exchange for the delivery of cash by BIL in an amount equal to the HSBC Indebtedness, Graham-Field will issue shares of Graham-Field Common Stock equal to the amount determined by dividing the amount of the HSBC Debt Payment by the greater of (x) $13 and (y) the fair market value of each share of Graham-Field Common Stock based on a ten-day average closing sales price, provided that the HSBC Debt Payment cannot exceed $25 million. As of June 30, 1996, the HSBC Debt Payment would be $24,717,000, which would result in the issuance of 1,901,308 shares of Graham-Field Common Stock. In the event the HSBC Debt Payment is $25

                        Notes to the Unaudited Pro Forma
                  Combined Condensed Balance Sheet--(Continued)
                               As of June 30, 1996
                                   (Unaudited)

Note 2: Purchase Price Summary and Related Allocation of Merger--(Continued)

     million as of the Effective Time, 1,923,076 shares of Graham-Field Common Stock would be issued to BIL, resulting in a $168,000 increase in the purchase price. For this purpose, the Graham-Field Common Stock is valued at $7.64 per share, which represents the average closing sales price of the Graham-Field Common Stock for the period three business days immediately prior to and three business days immediately after the announcement on September 3, 1996 of the signing of the Merger Agreement. The proceeds will be used to repay the HSBC Indebtedness. See "THE MERGER -- Other Closing Deliveries -- Issuance of Graham-Field Common Stock in Exchange for the HSBC Indebtedness."
(c) As of June 30, 1996, the BIL Debt was $24,586,000 and the liquidation value of the E&J Preferred Stock was $35,382,000 (including unpaid accrued dividends of $890,000). In exchange for the BIL Debt and E&J Preferred Stock, Graham-Field will issue shares of Graham-Field Series B Preferred Stock having an aggregate Appraised Value (as defined in the Merger Agreement) equal to the sum of the amount of the BIL Debt and the liquidation value of the E&J Preferred Stock, provided that Graham-Field shall not be required to issue a number of shares of Graham-Field Series B Preferred Stock having an aggregate stated value exceeding $61 million. See "THE MERGER -- Other Closing Deliveries -- Issuance of Graham-Field Series B Preferred Stock in Exchange for BIL Debt and E&J Preferred Stock." Assuming the Merger occurred as of June 30, 1996, the estimated fair value of the Graham-Field Series B Preferred Stock would be approximately $32,974,000.
(d) The issuance of the Graham-Field Series C Preferred Stock is recorded at estimated fair value. The proceeds will be used for general corporate purposes. See "THE MERGER -- Other Closing Deliveries -- Issuance of Graham-Field Series C Preferred Stock."
(e) Includes $10,000,000 of cash to be received upon issuance of the Graham-Field Series C Preferred Stock. See "THE MERGER -- Other Closing Deliveries -- Issuance of Graham-Field Series C Preferred Stock."

Note 3: Pro Forma Adjustments:

     (a) Adjustments to eliminate the BIL Debt ($24,586,000) and the E&J Preferred Stock, including accrued unpaid dividends of $890,000 ($35,382,000), in exchange for approximately $60 million stated value of Graham-Field Series B Preferred Stock with an estimated fair market value of $32,974,000.

     (b) Adjustment to record the HSBC Debt Payment.

     (c) Adjustment for acquisition costs of approximately $4,100,000, including, but not limited to, investment banking fees, legal fees, accounting and tax fees, due diligence expenses and severance arrangements.

     (d) Adjustment to record the issuance of Graham-Field Series C Preferred Stock in the amount of $10 million, with an estimated fair market value of $4,380,000.

     (e) Adjustment to reflect the estimated net realizable value of the accounts receivable and inventory of E&J based on Graham-Field's accounting policies and operational plans.

     (f) Adjustment to record the issuance of Graham-Field Common Stock as part of the Merger and to eliminate the preacquisition E&J equity.

     (g) Adjustment to record the elimination of the preacquisition E&J deficit as part of Merger.

                        Notes to the Unaudited Pro Forma
                  Combined Condensed Balance Sheet--(Continued)
                               As of June 30, 1996
                                   (Unaudited)

Note 3: Pro Forma Adjustments:--(Continued)

     (h) Adjustment to record the excess of the estimated purchase price over net assets acquired resulting from the Merger of $51,139,000, and the elimination of E&J goodwill of $248,000.

     (i) Adjustment to record the proceeds of the BIL Subordinated Loan due April, 2001 from BIL and the use of these proceeds to reduce acceptances payable.

     (j) Adjustment to reflect the purchase by E&J of the 20% minority interest in E&J's Mexican subsidiary for $50,000 in cash, which is reflected as an accrued expense, and a note in the principal amount of $450,000 due in three years. The excess of the cost over the net assets of the minority interest in E&J's Mexican subsidiary has been reflected as additional goodwill of E&J ($446,000).

         Unaudited Pro Forma Combined Condensed Statement of Operations
                      (In thousands, except per share data)
                                   (Unaudited)

                                                               Six Months Ended June 30, 1996
                                                 -----------------------------------------------------------
                                                      Historical                Pro Forma (Note 2)
                                                 --------------------  -------------------------------------
                                                                       Acquisition
                                                  Graham-      E&J     Adjustments   Adjustments
                                                   Field     Note 1       Note 3        Note 4     Combined
                                                 ---------  ---------  ------------  ------------  ---------
Revenues:
  Product Revenue..............................  $  56,511  $  34,293  $    2,492   $ (1,837)[e]   $  91,459
  Interest and other income....................        465       --          --         --               465
                                                 ---------  ---------  ----------   --------       ---------
                                                    56,976     34,293       2,492     (1,837)         91,924
                                                 ---------  ---------  ----------   --------       ---------
Costs and expenses:
  Cost of revenue..............................     38,383     27,108       1,906     (1,684)[e]      65,713
  Selling, general & administrative............     14,943      9,353         234        698[a]       25,228
  Interest expense.............................      1,241      2,224          70     (1,809)[b]       1,726
                                                 ---------  ---------  ----------   --------       ---------
                                                    54,567     38,685       2,210     (2,795)         92,667
                                                 ---------  ---------  ----------   --------       ---------
Income (loss) before income taxes..............      2,409     (4,392)        282        958            (743)
Income taxes...................................      1,084         21         126     (1,137)[c]          94
                                                 ---------  ---------  ----------   --------       ---------
Net income (loss)..............................  $   1,325  $  (4,413) $      156   $  2,095       $    (837)
                                                 =========  =========  ==========   ========       =========
Net income (loss) per common share[d]..........  $     .09  $    (.61)       --         --         $    (.07)
                                                 =========  =========  ==========   ========       =========
Weighted average number of common and common
equivalent shares[d]...........................     14,364      7,224          33      4,420          18,560
                                                 =========  =========  ==========   ========       =========

         The accompanying notes are an integral part of these pro forma combined condensed financial statements.

         Unaudited Pro Forma Combined Condensed Statement of Operations
                      (In thousands, except per share data)
                                   (Unaudited)

                                                          Twelve Months Ended December 31, 1995
                                             ----------------------------------------------------------------
                                                   Historical                   Pro Forma (Note 2)
                                             ----------------------  ----------------------------------------
                                                                     Acquisition
                                               Graham-       E&J     Adjustments   Adjustments
                                                Field      Note 1       Note 3        Note 4        Combined
                                             -----------  ---------  ------------  ------------    ----------
Revenues:
  Product Revenue..........................  $   100,113  $  74,627   $    3,508    $   (6,207)[e] $  172,041
  Interest and other income................          290       --             22          --              312
                                             -----------  ---------   ----------    ----------     ----------
                                                 100,403     74,627        3,530        (6,207)       172,353
                                             -----------  ---------   ----------    ----------     ----------
Costs and expenses:
  Cost of revenue..........................       68,883     58,597        2,682        (5,880)[e]    124,282
  Selling, general & administrative........       27,566     17,656          418         1,397[a]      47,037
  Interest expense.........................        2,656      3,730          136        (2,655)[b]      3,867
                                             -----------  ---------   ----------    ----------     ----------
                                                  99,105     79,983        3,236        (7,138)      (175,186)
                                             -----------  ---------   ----------    ----------     ----------
Income (loss) before income taxes..........        1,298     (5,356)         294           931         (2,833)
Income taxes...............................          560         96          132          (781)[c]          7
                                             -----------  ---------   ----------    ----------     ----------
Net income (loss)..........................  $       738  $  (5,452)  $      162    $    1,712     $   (2,840)
                                             ===========  =========   ==========    ==========     ==========
Net income (loss) per common share[d]......  $       .06  $    (.75)        --            --       $     (.22)
                                             ===========  =========   ==========    ==========     ==========
Weighted average number of common and
  common equivalent shares[d]..............       13,332      7,228           33         4,420         17,748
                                             ===========  =========   ==========    ==========     ==========

         The accompanying notes are an integral part of these pro forma combined condensed financial statements.

                        Notes to the Unaudited Pro Forma
                   Combined Condensed Statements of Operations
                     For the Six Months Ended June 30, 1996
                  and the Twelve Months Ended December 31, 1995

Note 1: E&J Restructuring

     E&J's 1995 and 1996 revenues and operating results have been negatively impacted by ongoing price competition. Long lead times and shipping delays due to start-up inefficiencies in manufacturing operations adversely impacted customer confidence. Management of E&J continues to address the rationalization of its production facilities in the United States, Canada and Mexico and the increased outsourcing of products and product components, the effects of which are expected to lower production costs. Productivity at E&J's primary domestic manufacturing facility was negatively impacted during the fourth quarter of 1995 as a result of a WARN Act Notice issued pursuant to the layoff of 30% of the work force at that facility. These layoffs, which were completed during the first quarter of 1996, were a result of the transfer of workload to lower-cost facilities and the continued manufacturing rationalization. On May 22, 1996, E&J issued a second WARN Act Notice and announced a substantial workforce reduction at its primary domestic wheelchair manufacturing facility. Such reductions will be substantially completed during the third quarter of 1996. When complete, United States operations will be limited to distribution, certain custom manufacturing and light assembly. A severance reserve of approximately $400,000 has been included in E&J's results of operations for the six month period ended June 30, 1996. E&J's management anticipates recording additional restructuring expenses during the third quarter of 1996 when the workforce reduction is substantially complete. Additional production relocation and facility rationalizations are planned during 1996 which are designed to improve E&J's cost structure. E&J has estimated that, based on certain assumptions, such savings could total approximately $4.0 million per year before taxes; however, there is no assurance that E&J's rationalization and outsourcing programs will be successfully implemented or that any of the expected savings will be realized. Such potential savings are not reflected in the pro forma statements of operations for the year ended December 31, 1995 and six months ended June 30, 1996. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF E&J."

Note 2: Synergies and Enhancements

     As a result of the Merger, Graham-Field expects that the combined entity will be able to achieve significant cost savings and economies of scale. Graham-Field has plans to eliminate certain duplicate distribution and manufacturing centers and make reductions in general and administrative expenses where duplicate functions are being performed. In addition, Graham-Field anticipates that certain enhancements will be achieved as a result of the Merger, including an improvement in the gross profit margin associated with the sale of wheelchairs, an increase in sales of the Temco Home Healthcare products due to the "bundling effect" with E&J products and improved Temco gross profit margins to be derived from the rationalization and integration of the manufacturing functions of the combined companies. There is no assurance that such cost savings and enhancements will be achieved and accordingly they are not included in the pro forma statements of operations for the year ended December 31, 1995 and six months ended June 30, 1996. See "THE MERGER -- Reasons for the Merger; Recommendations of the Boards of Directors" and "-- Opinions of Financial Advisors."

Note 3: Acquisition Adjustment

     The acquisition adjustment reflects the pro forma results of the V.C. Medical Acquisition, as if such acquisition occurred on January 1, 1995. This acquisition was accounted for as a purchase.

                        Notes to the Unaudited Pro Forma
            Combined Condensed Statements of Operations--(Continued)
                     For the Six Months Ended June 30, 1996
                  and the Twelve Months Ended December 31, 1995

Note 4: Pro Forma Adjustments

     (a) Adjustment to record additional amortization of goodwill, created from the Merger, of $51,139,000 over a 30 year life ($1,705,000 per annum), net of a reduction in goodwill amortization previously recorded by E&J, which is being eliminated, of $154,000 and $308,000 for the six months ended June 30, 1996 and the twelve months ended December 31, 1995, respectively.

     (b) Adjustment to reduce interest expense relating to the HSBC Indebtedness and BIL Debt, which indebtedness is being eliminated as part of the Merger.

     (c) Adjustment to reflect the income tax provision that would be required based upon the pro forma results of the combined entity.

     (d) The pro forma net loss per common share has been calculated by assuming the payment of a dividend of 1.5% on both the Graham-Field Series B and Series C Preferred Stock in the aggregate amount of $525,000 and $1,050,000 for the six month period ended June 30, 1996 and the twelve month period ended December 31, 1995, respectively. It was assumed that this dividend was paid in cash; however, at Graham-Field's option the dividend can be paid in Graham-Field Common Stock. Conversion of the preferred stock was not assumed since the result would have been antidilutive.

     The weighted average number of shares was computed using the weighted number of shares of Graham-Field Common Stock outstanding, including 32,727 shares issued by Graham-Field in connection with the V.C. Medical Acquisition, as if the shares were outstanding for the entire period. Common stock equivalents included in the Graham-Field historical weighted average number of shares would be antidilutive in the pro forma combined condensed statements of operations and therefore are excluded.

     (e) Adjustment to reflect the elimination of intercompany sales between Graham-Field and E&J.

                   CERTAIN INFORMATION CONCERNING GRAHAM-FIELD

     Graham-Field and its wholly-owned subsidiaries manufacture, market and distribute medical, surgical and a broad range of other health care products for hospital, physician and home use. Graham-Field markets and distributes approximately 23,000 products under both Graham-Field brand names as well as suppliers' names. Products are marketed to approximately 15,000 customers, principally medical/surgical supply dealers and home health care retailers and wholesalers located primarily within the United States. In addition, Graham-Field maintains a presence in the Central and South American, Canadian, Mexican, European and Asian markets.

     On September 4, 1996, Graham-Field completed the V.C. Medical Acquisition, for a purchase price consisting of $1,703,829 in cash and 32,787 shares of Graham-Field Common Stock. V.C. Medical is a distributor of home healthcare products in Puerto Rico, with annual revenues of approximately $5 million.

     On September 13, 1996, Graham-Field and E&J entered into a letter agreement pursuant to which Graham-Field has been named E&J's exclusive sales representative for the sale of home healthcare beds and standard commodity wheelchairs in the following territories where E&J does not currently have a sales representative: Northwest Territory -- Washington, Oregon, California, Arizona and Nevada; Southwest Territory -- Texas, Oklahoma, Arkansas, Colorado and Mississippi; and Northeast Territory -- Massachusetts, Maine, Connecticut, Vermont and Rhode Island. Graham-Field has the option to place orders directly with E&J or with third party suppliers. In the case of orders placed with E&J, Graham-Field will be entitled to a commission equal to 3% of the net sales price. The letter agreement will terminate on the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.

     Graham-Field's domestic sales and marketing strategies are developed on a market-by-market basis through three primary business units: Medical/Surgical unit, Home Healthcare unit and Consumer unit. The Medical/Surgical unit markets and sells products to approximately 3,000 medical and surgical supply dealers. The Home Healthcare unit markets and sells products to approximately 11,000 customers, including durable medical equipment suppliers, home health care equipment suppliers, respiratory supply dealers, specialty retailers and independent pharmacies. Graham-Field management believes that through its Medical/Surgical and Home Healthcare business units, Graham-Field transacts business with substantially all of the significant medical and surgical supply dealers and home health care dealers in the United States. The Consumer unit markets and sells Graham-Field products to approximately 1,000 retailers, including drug store chains, mass merchandisers, department stores and home shopping-related businesses.

     Graham-Field purchases products from approximately 1,200 domestic and foreign suppliers. Graham-Field has entered into exclusive and non-exclusive distribution agreements with a number of domestic and foreign suppliers, pursuant to which suppliers may designate the markets into which Graham-Field may sell the products and impose stipulations with respect to minimum annual sales volumes for Graham-Field. Although many of the distribution agreements are cancelable by either party upon one to six months' notice, Graham-Field management is confident that in the event of cancellation, comparable products are available from alternative sources on acceptable terms.

     Graham-Field currently holds several United States patents relating to the TEMCO(R) product line of patient aids and bathroom safety equipment and certain foreign patents relating to components of its SURVALENT(R) electronic thermometry system. In addition, Graham-Field distributes certain patented products pursuant to licensing agreements and has several registered trademarks in the United States, including, but not limited to, "BUNN(R)", "SURVALENT(R)", "MEDICOPASTE BANDAGE(R)", "HEALTHTEAM(R)", "LABTRON(R)", "GRAFCO(R)", "TEMCO(R)", and "TENDERCLOUD(R)".

     The Federal Food, Drug and Cosmetic Act, the Safe Medical Devices Act and regulations issued or proposed thereunder, provide for regulation by the FDA of the marketing, manufacturing, labeling, packaging and distribution of medical devices and drugs, including Graham-Field's products. Among these regulations are requirements that medical device manufacturers register with the FDA, list devices manufactured and file various reports. The FDA's "Good Manufacturing Practice for Medical Devices" regulation sets forth requirements for, among other things, Graham-Field's manufacturing process and the maintenance of records, including those with respect to tests and sterility.

     Graham-Field has not experienced any significant difficulty or expense in complying with the requirements imposed by the FDA or any other governmental agency. An outside consulting firm has been retained to monitor Graham-Field's quality control program to ensure that all manufactured and supplier products comply with FDA requirements. Additionally, the FDA has the authority to issue performance standards for devices manufactured by Graham-Field, which has not been done to date. Should such standards be issued, Graham-Field's products would be required to conform.

     Graham-Field competes with many other manufacturers and distributors, however, Graham-Field management believes that no single competitor serving Graham-Field's markets offers as broad a product range as Graham-Field. Graham-Field concentrates its competitive strategies on breath of product lines, quality, price and expedient delivery.

     Graham-Field's executive offices and its northeastern regional distribution center are located in Hauppauge, New York. Graham-Field's primary distribution facility is located in St. Louis, Missouri. Manufacturing operations are conducted in Passaic, New Jersey and Central Falls, Rhode Island. Warehouse and distribution facilities are maintained in Placentia, California, Mount Vernon, New York, Belleville, New Jersey, Jacksonville, Florida and Puerto Rico.

     See "AVAILABLE INFORMATION" AND "INCORPORATION OF DOCUMENTS BY REFERENCE."

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                   CONDITION AND RESULTS OF OPERATIONS OF E&J

     The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto of E&J for the three years ended December 31, 1995 and the unaudited consolidated financial statements and notes thereto of E&J for the six month periods ended June 30, 1996 and 1995 included elsewhere in this Joint Proxy Statement/Prospectus. See "INDEX TO FINANCIAL STATEMENTS."

General

     In recent years, E&J has undergone an extensive restructuring of its operations with the objective of improving its competitive position within the durable medical equipment industry. The restructuring was designed to reduce costs and eliminate excess manufacturing capacity. Asset sales were undertaken to generate cash to partially finance restructuring activities and reduce debt levels. Credit facilities were modified or expanded as needed to partially fund the overall restructuring, in addition to contributing to the funding of E&J's operations.

     In early 1992 E&J announced its intention to consolidate its domestic wheelchair manufacturing operations and corporate headquarters by relocating its California-based manufacturing and corporate offices to Missouri by the end of 1992. This decision was made to further reduce costs through the consolidation of administrative and support functions with existing operations in Missouri. The relocation from California was begun in the second quarter of 1992, and, except for data processing operations, was largely completed by the end of 1992. In October 1993, E&J transferred its data processing operations from California to Missouri, which represented the final step in E&J's relocation.

     As a result of the relocation, E&J experienced major start-up problems in wheelchair production and manufacturing delays and inefficiencies attributable generally to the commencement of relocated manufacturing operations and specifically to the need to train a large number of new employees. These start-up problems impacted most severely E&J's high margin rehab wheelchair products, and the resulting reduction in sales and cash flow hindered E&J's ability to keep vendor payments current and to otherwise implement corrective measures quickly and effectively.

     Shipment delays caused a substantial build-up in back-ordered power and rehab wheelchair products in the second half of 1992 and the first half of 1993, which E&J reduced over time. Customer confidence and frustration resulting from such delays combined to increase the order cancellation rate and to decrease the incoming order rate, particularly for the affected wheelchairs. As a result, orders and market share decreased, and manufacturing activity generally shifted disproportionately to lower margin commodity wheelchairs. Incoming orders, product backlog and timely shipments were improved during the second half of 1993, with continued improvement during 1994 and 1995. However, E&J believes order rates, margins and market share must continue to improve and customer confidence must be further restored and reinforced if E&J is to generate the cash flow necessary to fund its operations on a continuing basis and to achieve profitability. Additionally, certain production rationalizations are in process relative to E&J's manufacturing facilities in the United States, Canada and Mexico, which are designed to improve operating efficiencies and cost structure by reducing duplicate overhead costs. E&J is also in the process of implementing a program of increased outsourcing of products and product components. E&J has estimated that, based on certain assumptions, the savings from these steps could total approximately $4.0 million per year before taxes; however, there is no assurance that E&J's rationalization and outsourcing programs will be successfully implemented or that any of the expected savings will be realized.

     Production and delivery of all of E&J's homecare bed products were unaffected by the production problems that occurred in the relocation of the wheelchair manufacturing facility to St. Louis. E&J has continued to deliver homecare bed products in a timely manner and management believes that market share can be maintained in these product lines. The sale of the Institutional Business (as defined below) has not adversely affected homecare bed sales.

     Effective in the fourth quarter of 1993, E&J adopted a plan to dispose of Smith & Davis' hospital and nursing home bed and institutional casegoods businesses (the "Institutional Business") and recorded a reserve of $13 million to write down the assets of the Institutional Business to their estimated net realizable values and for the estimated operating losses during the phase out period and the estimated costs of disposition. See Note 2 -- Restructuring Expenses, and Note 4 -- Assets Held for Sale, of the Notes to the Audited Consolidated Financial Statements of E&J included elsewhere in this Joint Proxy Statement/Prospectus. By Agreement dated February 15, 1995, E&J sold the Institutional Business effective April 4, 1995.

     In the domestic market, E&J's durable medical equipment products are sold primarily through homecare and medical equipment dealers, as well as national accounts. Consumers and dealers are reimbursed through federal, state and private insurer reimbursement programs. E&J recognizes the need to counteract the impact of cutbacks in such programs on its results of operations and cash flow through the benefits of a reduced cost structure and by targeting new market segments.

     During 1995, 1994 and 1993, E&J required approximately $2.6 million (net), $13.7 million and $45.8 million, respectively, of additional financing from BIL to fund its operating requirements and accrued restructuring expenses, and the amount of outstanding advances owing to BIL at June 30, 1996 totaled $21.1 million plus accrued and unpaid interest of $3.5 million. See Note 6 -- Debt Restructuring and Conversion and Note 7 -- Debt, of the Notes to the Audited Consolidated Financial Statements of E&J included elsewhere in this Joint Proxy Statement/Prospectus.

     In 1994, based on predominant industry practice, E&J changed its method of classification of shipping and distribution costs in the statement of operations. Such costs are now presented in cost of sales versus operating expenses in prior years. For purposes of the following discussion of results of operations, affected amounts for all years have been reclassified to conform to the current year's classification.

Results of Operations

Revenues

     Substantially all of E&J's revenues for each of the periods indicated were from products manufactured in North America.

  Six Months Ended June 30, 1996 versus June 30, 1995

     First half 1996 revenues of $34.3 million decreased $2.7 million, or 7%, from 1995. First half revenues during 1996 for E&J's domestic operations decreased $2.6 million from 1995's revenue levels. The decline in domestic sales is attributable to the loss of distributor sales and the sale, effective August 9, 1995, of E&J's oxygen concentrator product line, which contributed $0.9 million revenue during the first half of 1995.

     First half 1996 revenues in E&J's Canadian and Mexican subsidiaries were consistent with 1995 levels.

  1995 versus 1994

     Revenues in 1995 decreased $4.8 million, or 6%, versus 1994, primarily due to increased price competition related to the increased market penetration of managed care organizations and price constraints established by the U.S. Government for Medicare reimbursement. Wheelchair sales were adversely affected by competition as E&J's competitors attempted to maximize market share.

  1994 versus 1993

     Revenues in 1994 declined $15 million, or 16%, versus 1993, due primarily to the exclusion of the Institutional Business.

     Revenues of the Institutional Business and related costs were included in the consolidated results of operations of E&J in 1993 but not 1994 or 1995, as the related assets were classified as held for sale at December 31, 1993, and the 1994 and 1995 results of operations were aggregated and charged against accrued restructuring expenses for purposes of the consolidated financial statements. If the 1994 revenues of the Institutional Business ($21.2 million) had been included in the consolidated results for 1994, revenues would have been increased by $6.2 million or 7%. 1993 wheelchair sales and operations were negatively impacted by the relocation of E&J's primary domestic manufacturing facility from California to Missouri. Delivery delays caused by the 1992 move have decreased and lead times have now been brought more in line with historical levels.

Operating Results

     Six Months Ended June 30, 1996 versus June 30, 1995

     The following table summarizes operating results of E&J for the six months ended June 30, 1996 and 1995 (dollars in millions):

                                           Six Months Ended June 30,
                                 ----------------------------------------------
                                          1996                    1995
                                 ----------------------  ----------------------
                                   Amount         %        Amount         %
                                 -----------  ---------  -----------  ---------
Revenues.......................  $     34.3         100  $     37.0         100
Cost of sales..................        27.1          79        28.4          77
                                 -----------  ---------  -----------  ---------
Gross profit...................         7.2          21         8.6          23
Operating expenses.............         9.4          27         8.8          24
                                 -----------  ---------  -----------  ---------
Operating loss.................        (2.2)         (6)       (0.2)         (1)
Interest expense...............         2.2           6         1.8           4
                                 -----------  ---------  -----------  ---------
Loss before income taxes.......        (4.4)        (12)       (2.0)         (5)
Income tax provisions..........         --          --          --          --
                                 -----------  ---------  -----------  ---------
Net loss.......................  $     (4.4)        (12) $     (2.0)         (5)
                                 ==========   =========  ==========   =========

     First half 1996 revenues of $34.3 million decreased $2.7 million, or 7%, from 1995. First half revenues during 1996 for E&J's domestic operations decreased $2.6 million from 1995's revenue levels. The decline in domestic sales is attributable to the loss of distributor sales and the sale, effective August 9, 1995, of E&J's oxygen concentrator product line, which contributed $0.9 million revenue during the first half of 1995.

     First half 1996 revenues in E&J's Canadian and Mexican subsidiaries were consistent with 1995 levels.

     Total E&J first half gross profit decreased $1.4 million from $8.6 million in 1995 to $7.2 million in 1996. As a percentage of sales, margins decreased from 23% during 1995 to 21% during 1996, due primarily to discounting related to price competition, poor efficiency at E&J's primary domestic wheelchair facility and the recording of a $0.4 million severance reserve during 1996 as a result of a substantial workforce reduction at E&J's primary domestic wheelchair manufacturing facility. Such reduction will be substantially completed during the third quarter of 1996. When complete, U.S. operations will be limited to distribution, certain custom manufacturing and light assembly. E&J anticipates recording additional restructuring expenses during the third quarter 1996 when the workforce reduction is substantially complete. Additional production relocation and facility rationalizations are planned during 1996 intended to improve E&J's cost structure.

     Total E&J first half operating expenses increased $0.6 million from $8.8 million in 1995 to $9.4 million in 1996. Research and development spending was $0.4 million during 1996 compared to spending of $0.6 million during 1995.

     Interest expense of $2.2 million in the first half of 1996 increased from the comparable period in the prior year due to increases in the average outstanding debt during the period.

     For the periods indicated, the following table summarizes operating results of E&J (dollars in millions):

                                                              Year Ended December 31,
                                                ---------------------------------------------------
                                                      1995             1994              1993
                                                ---------------  ---------------   ----------------
                                                 Amount    %      Amount    %       Amount     %
                                                -------- ------  -------  ------   --------  ------
Revenues......................................  $  74.6    100   $  79.4    100    $  94.5     100
Cost of sales.................................     58.6     79      65.8     83       83.8      89
                                                -------    ---   -------    ---    -------     ---
Gross profit..................................     16.0     21      13.6     17       10.7      11
Operating expenses............................     17.6     23      20.8     26       46.0      48
                                                -------    ---   -------    ---    -------     ---
Operating loss before restructuring expenses..     (1.6)    (2)     (7.3)    (9)     (35.3)    (37)
Restructuring expenses........................      --     --        --     --        15.1      16
                                                -------    ---   -------    ---    -------     ---
Operating loss................................     (1.6)    (2)     (7.3)    (9)     (50.4)    (53)
Interest expense, BIL.........................     (1.7)    (2)     (0.9)    (1)      (2.6)     (3)
Interest expense, other.......................     (2.1)    (3)     (1.7)    (2)      (2.5)     (3)
                                                -------    ---   -------    ---    -------     ---
Loss before income taxes......................     (5.4)    (7)     (9.9)   (12)     (55.5)    (59)
Income tax provisions (benefits)..............      0.1    --       (0.1)   --          .2     --
                                                -------    ---   -------    ---    -------     ---
Net loss......................................  $  (5.5)    (7)  $  (9.8)   (12)   $ (55.7)    (59)
                                                =======    ===   =======    ===    =======     ===

  1995 versus 1994

     1995 revenues decreased $4.8 million or 6% to $74.6 million from $79.4 million in 1994. Wheelchair and accessory sales of $59.7 million in 1995 decreased $4.0 million or 6% from 1994. Price pressure brought on by competition, managed care and government cutbacks negatively impacted domestic sales. The decrease is due primarily to discounting in the marketplace.

     Sales of Smith & Davis homecare beds in 1995 increased $1.1 million or 12% from 1994. 1995 sales of Smith & Davis oxygen concentrators and other products decreased $1.9 million as this product line was discontinued and sold in August 1995.

     Total E&J gross profit increased $2.4 million or 18% from $13.6 million in 1994 to $16.0 million in 1995. The increase in gross profit reflects improved manufacturing efficiency and positive results of E&J's program to outsource manufacturing to lower cost facilities, offset in part by continued price competition in the markets for E&J's wheelchairs and bed products. Productivity at E&J's primary domestic manufacturing facility was negatively impacted during the fourth quarter of 1995 as a result of a WARN act notice issued pursuant to the layoff of 30% of the work force at that facility. These layoffs, which were completed during the first quarter of 1996, were a result of the transfer of workload to lower-cost facilities and E&J's continued manufacturing rationalization.

     Operating expenses decreased $3.2 million from $20.8 million in 1994 to $17.6 million in 1995. This decrease is primarily due to continued cost containment and favorable changes in insurance rates and claims.

     Interest expense increased to $3.8 million in 1995 from $2.6 million in 1994 due to increased borrowings during 1995. See Note 6 -- Debt Restructuring and Conversion, and Note 7 -- Debt, of the Notes to the Audited Consolidated Financial Statements of E&J included elsewhere in this Joint Proxy Statement/Prospectus.

  1994 versus 1993

     Wheelchair and accessory sales of $65.7 million in 1994 increased $3.9 million or 6% from 1993. The 1992 relocation of E&J's primary domestic manufacturing facility from California to Missouri and the related production and delivery problems negatively affected sales during 1993. Shipments during

1993 were further negatively impacted by complications arising out of a major computer system implementation which occurred in October, 1993. The majority of the problems associated with the computer system conversion have since been rectified. The domestic wheelchair order rate demonstrated improvement throughout 1994 as operations in Missouri stabilized.

     Sales of Smith & Davis homecare beds of $10.7 million in 1994 decreased $0.7 million or 6% from 1993 due primarily to increased competition and price erosion. Sales of the Institutional Business for 1993 approximated $17 million. This business was not included in the E&J's consolidated results of operations for 1994 or 1995, as discussed above.

     Total E&J gross profit increased $2.9 million or 27% from $10.7 million in 1993 to $13.6 million in 1994. The increase in gross profit reflected manufacturing efficiencies experienced in the wheelchair operations as operations stabilized subsequent to the 1992 relocation of wheelchair manufacturing to Missouri. Gross profit was adversely affected during the fourth quarter of 1994 by a $3.0 million charge to reserves for product liability, workers' compensation claims and inventory cost adjustments. As a percentage of sales, gross profit increased from 11% in 1993 to 17% in 1994.

     Operating expenses decreased $25.2 million from $46.0 million in 1993 to $20.8 million in 1994. This decrease is primarily due to a $9.7 million charge relating to in-process research and development expenses (selling expenses) recorded during 1993 pursuant to E&J's acquisition of Medical Composite Technology, Inc., a $2.0 million charge recorded during 1993 for anticipated costs of environmental remediation, and a $2.4 million charge recorded during 1993 for severance obligations and other cost reductions implemented during 1994. Additionally, during 1994 $1.7 million was charged to restructuring reserves relating to General and Administrative expenses allocated to the Institutional Business. Restructuring expenses recorded during 1993 of $15.1 million primarily relate to losses anticipated on the disposition of the Institutional Business.

     Interest expense decreased to $2.6 million in 1994 from $5.1 million in 1993 due primarily to the fourth quarter 1993 conversion of $75 million of debt and accrued interest to equity. See Note 6 -- Debt Restructuring and Conversion, of the Notes to the Audited Consolidated Financial Statements of E&J included elsewhere in this Joint Proxy Statement/Prospectus.

Liquidity and Capital Resources

     E&J's primary sources of liquidity are cash provided from operations, borrowings from BIL and affiliates, proceeds from notes received in the 1995 sales of the E&J Institutional and Oxycon businesses and cash on hand. At June 30, 1996, E&J had $12,000 in cash, and at December 31, 1995 E&J had $117,000 in cash. At June 30, 1996, total debt of $52.3 million was $4.4 million higher than the $47.9 million in debt at December 31, 1995. During 1994 and 1995, BIL advanced E&J an additional $13.7 million and $5.6 million, respectively, which was used to fund operating losses and previously accrued restructuring expenses. The increase in debt during 1996 is due to increased borrowings from HSBC of approximately $5.5 million, offset by repayments of foreign borrowings. E&J received $1.8 million in April 1996 from the payment of a note receivable, which was used to reduce debt. See Note 6 -- Debt, of the Notes to the Unaudited Consolidated Financial Statements of E&J included elsewhere in this Joint Proxy Statement/Prospectus. The $5.5 million borrowed from HSBC during 1996 was used to fund E&J's operations. This facility was fully utilized at July 31, 1996.

     In December 1995, HSBC and E&J's wholly-owned subsidiary, E&J Inc., agreed to amend the Revolving Credit Agreement originally entered into on September 30, 1992 and extend its term through September, 1997. The HSBC facility, as amended, provides up to $6 million of letter of credit availability and cash advances of up to $25 million to E&J Inc. Advances under the Revolving Credit Agreement bear interest at the prime rate plus 0.25%, as announced by Marine Midland Bank N.A., from time to time, and are guaranteed by Brierley Investments Limited, an affiliate of BIL. Repayment of existing debt with BIL is subordinated to the HSBC debt.

     On December 21, 1995, $3 million of the increased credit facility was utilized to repay an advance from BIL made earlier in 1995. As of June 30, 1996, $24.7 million of the $25 million available for cash advances from HSBC had been utilized.

     At June 30, 1996, December 31, 1995 and December 31, 1994, under the debt agreements with BIL and HSBC, E&J was obligated to repay the following amounts at the various dates listed below.

                                         6/30/96     12/31/95     12/31/94
                                         Balance      Balance      Balance
Debt Agreement                         $ millions   $ millions   $ millions     Repayment Date
--------------                         ----------   ----------   ----------     --------------
Long-Term Note to BIL................      21.1         21.1         18.5     September 30, 1997
Accrued, unpaid interest due BIL.....       3.5          2.6          1.0
HSBC Revolving Credit Agreement (1)..      24.2         18.7         10.0     September 30, 1997
                                        -------     --------     --------
TOTAL................................   $  48.8     $   42.4     $   29.5
                                        =======     ========     ========

----------
(1) Excludes approximately $5.8 million, $5.7 million and $5.1 million committed with respect to outstanding letters of credit at June 30, 1996, December 31, 1995 and December 31, 1994, respectively.

     There can be no assurance that E&J's operations will produce positive cash flow in sufficient amounts or that E&J will be able to secure additional borrowings or make asset sales that will enable it to make its debt payments when due.

     E&J entered into a debt conversion agreement as of September 30, 1993 with BIL whereby $75 million of the indebtedness due BIL was restructured by the issuance of a Common Stock Note and a Preferred Stock Note. The balance of the BIL indebtedness ($6.8 million) which was not converted into the Common Stock Note and the Preferred Stock Note was treated as advances under E&J's revolving promissory note with BIL. See Note 6 -- Debt Restructuring and Conversion, of the Notes to the Audited Consolidated Financial Statements of E&J included elsewhere in this Joint Proxy Statement/Prospectus.

     BIL agreed, upon stockholder approval of the debt conversion transaction and related recapitalization proposals, to advance to E&J Inc. an additional $10 million. Such advance by BIL to E&J Inc. resulted in an increase in the principal amount of the Common Stock Note from $45 million to $55 million and a decrease in the balance of BIL's revolving promissory note to $4.8 million effective as of December 31, 1993.

     BIL has provided E&J a credit facility which allows advances of up to $21.1 million. At June 30, 1996 and December 31, 1995 this facility has been fully utilized. The BIL credit facility has been extended to September 30, 1997, bears interest at the rate of 8% per annum, and is secured by a lien on and security interest in all of the assets of E&J and E&J, Inc., a wholly-owned subsidiary of E&J. As of June 30, 1996, $3.5 million of accrued, unpaid interest was due to BIL under the BIL credit facility.

     In July 1991, E&J obtained a three-year $13 million secured credit line for its Smith & Davis subsidiary which is secured by substantially all of the subsidiary's assets. In February, 1993 this credit line was amended to increase the availability of funding to E&J and reduce the borrowing costs thereunder. The cash proceeds from the sale of the Institutional Business of approximately $4.5 million were used to reduce this debt. The balance due under this credit line was repaid in December 1995 utilizing funds advanced from HSBC. E&J's Canadian subsidiary has existing credit facilities in the aggregate of $5.5 million, of which $4.3 million was borrowed as of June 30, 1996. During June, 1994 E&J's Mexican subsidiary obtained a credit facility in the aggregate of $1.0 million, on which $.6 million was borrowed as of June 30, 1996.

     Pursuant to an Asset Purchase Agreement dated February 15, 1995, E&J sold the Smith & Davis Institutional Business effective April 4, 1995. The proceeds consisted of approximately $4.5 million in cash (which was used to repay debt), $2.7 million in assumption of liabilities, and notes valued at approximately $2.1 million; $0.2 million of such notes were repaid in 1995 with the remainder repaid on April 2, 1996.

     At June 30, 1996, E&J owed $29.5 million to banks and other commercial lenders, $1.7 million under capitalized lease obligations, and $24.6 million (including unpaid accrued interest) to BIL.

     E&J's revenues and operating results since 1994 have been negatively impacted by ongoing price competition, liquidity constraints and loss of market share due to the relocation of E&J's primary domestic wheelchair manufacturing facility from California to Missouri. As described above, management is implementing plans to address the rationalization of E&J's production facilities and the increased outsourcing of products and product components, the effects of which are intended to lower E&J's production costs.

     Management believes that E&J's domestic and international manufacturing capacity is sufficient to meet anticipated demand for the foreseeable future. Capital expenditures of approximately $1.3 million are projected for 1996 (of which $.7 million has been recorded through June 30, 1996) versus actual expenditures of $.8 million in 1995. The Mexican peso has resulted in lower manufacturing costs for E&J's Mexico subsidiary.

     No dividends on the E&J Common Stock were paid in either 1995 or 1994 or have been paid during 1996. Management does not currently anticipate paying cash dividends on the E&J Common Stock in the foreseeable future. The determination of future cash dividends to be declared and paid on the E&J Common Stock, if any, will depend upon E&J's financial condition, earnings and cash flow from operations, the level of its capital expenditures, its future business prospects and other factors that the E&J Board deems relevant. E&J is currently prohibited from paying cash dividends on the E&J Common Stock under covenants contained in the debt agreements with its principal lenders.

     The consolidated financial statements of E&J included elsewhere in this Joint Proxy Statement/Prospectus have been prepared under the going concern concept. The going concern concept anticipates an entity will continue in its present form and, accordingly, uses the historical cost basis to prepare financial statements. E&J has incurred substantial restructuring expenses and recurring operating losses and has a net capital deficiency at June 30, 1996. No assurance can be made that E&J will successfully emerge from or complete its restructuring activities, that E&J's ongoing rationalization and outsourcing programs will be successfully implemented or that any of the expected savings will be realized. As a result, there is substantial doubt about E&J's ability as an independent company to continue as a going concern.

Net Operating Loss Carryforwards

     E&J and certain subsidiaries file consolidated federal income and combined state tax returns. For federal income tax purposes, as of December 31, 1995, E&J has net operating loss (NOL) carryforwards of approximately $143 million and tax credit carryforwards of approximately $1 million that expire in 1997 through 2010. In accordance with the Internal Revenue Code, when certain changes in ownership of E&J occur, utilization of NOL carryforwards is limited. E&J has determined that there has been a change in ownership due to the various debt and equity transactions consummated with BIL as described in Note 7 -- Debt, of the Notes to the Audited Consolidated Financial Statements of E&J contained elsewhere in this Joint Proxy Statement/Prospectus. As a result, approximately $88.5 million of E&J's NOL carryforwards are subject to an annual limitation of approximately $3 million. If the full amount of that limitation is not used in any year, the amount not used increases the allowable limit in the subsequent year.

     In addition, there are approximately $7 million and $6 million, respectively, of preacquisition NOL carryforwards generated by Smith & Davis and MCT with expiration dates through 2004. Annual utilization of these NOLs is limited to $0.6 million for Smith & Davis and $0.5 million for MCT to reduce each entity's future contribution to consolidated taxable income.

                       CERTAIN INFORMATION CONCERNING E&J

Business of E&J

General Development of Business and E&J Strategy

     Through its subsidiaries, E&J manufactures wheelchairs and distributes homecare beds. Effective in the fourth quarter of 1993, E&J adopted a plan to dispose of its hospital and nursing home bed and institutional casegoods businesses (the "Institutional Business") of its wholly-owned subsidiary, Smith & Davis Manufacturing Company ("Smith & Davis"), and recorded a reserve of $13 million to write down the assets of the Institutional Business to their estimated net realizable values and for the estimated operating losses during the phase out period and the estimated costs of disposition. See Note 2 -- Restructuring Expenses, and Note 4 -- Assets Held for Sale, of the Notes to the Audited Consolidated Financial Statements of E&J included elsewhere in this Joint Proxy Statement/ Prospectus. Pursuant to an Asset Purchase Agreement dated February 15, 1995, E&J sold its Institutional Business effective April 4, 1995. In connection with the sale of the Institutional Business, E&J entered into an agreement with the purchaser to supply E&J's requirements for homecare bed products. Smith & Davis also held a small position in the oxygen therapy market which E&J sold effective August 9, 1995.

     E&J is one of the larger manufacturers of wheelchairs in the United States and, with its Canadian and Mexican subsidiaries, holds a material share of the North American market.

     Since 1989 E&J has incurred substantial financial losses in a continuing effort to restructure its operations with the objective of improving its competitive position within the durable medical equipment industry. Restructuring activities to date have included asset sales, significant reductions in headcount, salaries and fringe benefits, plant closures and consolidations, product line rationalizations, debt to equity conversions and outsourcing of manufacturing operations. In 1992 E&J relocated its corporate headquarters and principal wheelchair manufacturing operations from California to Missouri. The relocation facilitated the consolidation of corporate offices and other key administrative, sales/marketing and technical functions with existing E&J operations in the St. Louis area. In October 1993, E&J transferred its data processing operations from California to Missouri, which represented the final step in E&J's relocation. In April 1995, E&J sold the Institutional Business of its Smith & Davis subsidiary. The process of lowering costs is ongoing as E&J intends to increase the outsourcing of product parts and components and further consolidate its manufacturing and distribution facilities. E&J is striving to become a low cost producer with respect to all of its products, while maintaining its reputation for quality products.

  Background

     E&J is a Delaware corporation, formed in 1987 by the reincorporation of Everest & Jennings International, a California corporation formed in 1967 for the purpose of acquiring and holding all of the stock of Everest & Jennings, Inc. and the stock of certain subsidiary companies. Everest & Jennings, Inc., E&J's principal subsidiary, was formed in 1946 through the incorporation of a partnership originally established in 1932 by Herbert A. Everest and Harry C. Jennings, Sr. Messrs. Everest and Jennings pioneered the design and production of folding wheelchairs.

     E&J had its initial public offering of E&J Common Stock in 1968. The E&J Common Stock was traded on the NASDAQ National Market System until 1980 when the E&J Common Stock became listed on the American Stock Exchange.

     In a series of transactions since 1991, BIL has acquired control of E&J through the acquisition, on a fully diluted basis, of approximately 85.54% of the voting securities of E&J. As of August 31, 1996, BIL beneficially owned the following securities of E&J:

Class                                     Number of Shares     Percent
-----                                     ----------------     -------
Common Stock............................      5,779,935          80%
Series A Preferred Stock................      7,867,842         100%
Series B Preferred Stock................        786,357         100%
Series C Preferred Stock................     20,000,000         100%

     Each share of E&J Series A, B and C Preferred Stock is convertible into one-tenth of a share of E&J Common Stock and is entitled to vote with the E&J Common Stock on an as converted basis. See Note 6 -- Debt Restructuring and Conversion, Note 7 -- Debt and Note 10 -- Common and Preferred Stock, of the Notes to the Audited Consolidated Financial Statements of E&J included elsewhere in this Joint Proxy Statement/Prospectus.

     E&J's principal subsidiaries include Everest & Jennings, Inc. located in St. Louis County, Missouri; Everest & Jennings Canadian Limited located in Toronto, Canada; and Everest & Jennings de Mexico, S.A. de C.V. located in Guadalajara, Mexico. Each of E&J's subsidiaries manufactures wheelchairs and wheelchair parts. E&J has continued to sell homecare beds after the sale of the Institutional Business. E&J owned a 30% interest in a joint venture in Indonesia which it sold in January 1996. The sale did not have a material impact on the consolidated financial statements. An affiliate of the joint venture partner supplies wheelchair parts and components to E&J for assembly into finished products in the United States.

  Industry Overview

     All of E&J's products can be characterized as durable medical equipment. Third party reimbursement through private or government insurance programs and managed care programs impact a significant component of E&J's business. The market for and the pricing of wheelchairs and beds is influenced by such programs. As a result, reductions or cutbacks in Medicare, state reimbursement or private insurance programs for the purchase or rental of durable medical equipment may adversely affect E&J's business. However, E&J's business is favorably impacted by medical progress in rehabilitating the seriously injured and disabled and by the demographics of longer life spans.

  Wheelchairs

     E&J designs, manufactures and markets wheelchairs in North America. The wheelchair market is divided into two primary categories -- rehabilitation and homecare.

     The rehabilitation market is characterized by individual needs, ongoing product innovation and government reimbursement levels. Rehabilitation products are more sophisticated, command higher prices and support a higher price margin structure. Most rehabilitation chairs are sold through a core group of 400 "Rehab" dealers working in conjunction with therapists who prescribe the products for end users.

     The homecare market is characterized by lower priced, commodity products and includes significant institutional sales. Typically, end users are geriatrics, those temporary disabled or individuals with limited access to funding. E&J's homecare chairs are sold directly through approximately 4,000 homecare dealers as well as selected distributors.

     E&J develops, designs, manufactures and markets state-of-the-art wheelchairs including ultra-lightweight wheelchairs in E&J's Vision product line. E&J continues to invest in the development of its rehabilitation wheelchair lines, both power and manual, with primary focus on products that are well matched to user needs and reimbursement levels and are easier to manufacture and support.

     Market Information -- Management estimates that the aggregate domestic wheelchair market approximates $350 million with the total North American market slightly larger at approximately $425 million. E&J believes it has a material share of these combined markets.

     Competition -- E&J, Invacare Corporation and Sunrise Medical Inc. are the primary competitors in the wheelchair business. In addition, there are a range of smaller competitors. Competition for sales of wheelchairs is intense and is based on a number of factors including quality, reliability, price, financing programs, delivery and service. E&J believes its products' quality, reputation and recent technological advances are favorable factors in competing with other manufacturers.

  Homecare Beds

     Homecare beds generally are sold to the same homecare dealer network that purchases homecare wheelchairs. A patient who is discharged from a hospital or other institution may rent a homecare bed to aid in their recovery. Accordingly, dealers primarily retain homecare beds in a rental fleet.

     Market Information -- Management estimates that the aggregate domestic market for homecare beds is approximately $60 million. E&J believes it has a material share of the domestic homecare bed market.

     Competition -- E&J, Invacare Corporation, Sunrise Medical, Inc. and Fuqua Enterprises, Inc. are the largest suppliers of homecare beds to the industry. Competition for sales of homecare beds is intense and is based primarily on price.

  International Operations

     The Canadian market is served through E&J's Canadian subsidiary, while the Central and South American markets are served through Everest & Jennings de Mexico. E&J has not placed great emphasis on expanding its markets beyond North America. Substantially all export sales of E&J's products manufactured in the United States are denominated in United States dollars although such sales are immaterial to consolidated revenues.

  Sales and Distribution

     E&J's homecare products are marketed in the United States and Canada by approximately 4,000 non-exclusive dealers and national accounts who, in turn, sell the products to consumers. The support and servicing of these dealers and national accounts are the responsibility of E&J's trained sales staff operating within the United States and Canada. E&J also uses manufacturer's representatives and distributors in selected geographic areas and market segments as appropriate. E&J also sells directly to United States and Canadian government agencies. In Mexico, E&J's products are marketed through its own dealer network systems as well as through independent non-exclusive dealers. No dealer or distributor domestically or internationally represents more than 10% of E&J's total sales.

     E&J's rehab sales representatives conduct training activities for the benefit of its dealers and their personnel and for physical and occupational therapists. This training is primarily concerned with the features and benefits of E&J's rehab products, and the training also covers the proper fitting and use of wheelchairs and related equipment. E&J advertises in trade publications and its representatives attend trade shows and similar conventions as a method of displaying product lines to doctors, therapists and others.

     Finished goods inventories are maintained in several public warehouses strategically located throughout the United States. E&J manufactures its basic homecare products for stock and maintains inventories at such warehouses and its St. Louis manufacturing facility for sale; however, a substantial portion of E&J's rehab wheelchair products are built-to-order and are not maintained as stock.

  Raw Materials

     E&J purchases a variety of raw materials and components, and has entered into supply agreements to purchase certain of these items from single suppliers. A change in suppliers could cause a delay in manufacturing; however, E&J believes that numerous alternative supply sources are available for all such materials.

  Product Development, Engineering and Patents

     E&J continuously seeks to improve the quality, performance and reliability of its products to enhance its competitive position in its industry and to develop new products to meet the needs of its customer base. E&J has a design staff and research and development organization, the Everest & Jennings Design Center, in northern California. This center is responsible for new product design for E&J. During the years ended December 31, 1995, 1994 and 1993, E&J spent $1.1 million, $1.9 million and $10.8 million, respectively, on E&J sponsored research and development activities.

  Employees

     As of August 31, 1996, E&J had 605 full-time and full-time equivalent employees, comprised of 423 in manufacturing, 7 in research and development, 112 in sales and customer service and 63 in general and administrative functions. A total of 236 of E&J's employees located in Missouri, Canada and Mexico are covered by collective bargaining agreements. E&J considers its labor relations to be satisfactory.

  Financial Information

     E&J's operations consist of the manufacture and sale of durable medical equipment. The percentage of E&J's consolidated revenues contributed by each class of similar products which accounted for ten percent or more of such consolidated revenues in any of the last three years is as follows:

                                             Years Ended December 31
                                      ------------------------------------
                                         1995         1994         1993
                                      ----------   ----------   ----------
Wheelchairs.........................      80%          80%          65%
Institutional beds and furniture....     -0-%         -0-%          18%
Homecare beds.......................      14%          11%          12%

  Properties

     E&J owns or leases manufacturing facilities located in the United States, Canada and Mexico. E&J believes that these facilities are generally adequate for its operations and are in reasonably good operating condition.

                                                            Owned     Leased
                                                            -----     ------
                                                            (Square footage)
Everest & Jennings, Inc.: St. Louis, Missouri...........       --      178,000
Other locations.........................................       --        2,500
Smith & Davis Manufacturing Co..........................     65,570       --
Everest & Jennings Canadian Ltd.: Toronto, Canada.......     67,000      8,775
Everest & Jennings de Mexico S.A. de C.V.: Guadalajara,
  Mexico................................................     63,000       --
Other locations.........................................       --       18,281
                                                            -------    -------
                                                            195,570    207,556

Legal Proceedings

     E&J and its subsidiaries are parties to various lawsuits and other proceedings, including a stockholder class action which seeks unspecified damages for alleged non-disclosure and misrepresentation concerning E&J in violation of federal securities laws, various environmental lawsuits and proceedings and various product liability and other lawsuits and proceedings arising out of E&J's businesses. Although the ultimate outcome of these actions cannot be determined with certainty at this time, E&J has provided for those actions deemed by management to be most likely of potential adverse disposition. Although further liabilities of indeterminate amounts may be imposed against E&J, after considering the relevant facts and the opinions of outside counsel, it is the opinion of management of E&J that the ultimate resolution of such lawsuits and proceedings will not in the aggregate have a material adverse effect on E&J's consolidated financial position or results of operations.

     As described above under "THE MERGER -- Certain Litigation", various stockholders have instituted a class action lawsuit against E&J and certain other defendants in connection with the transactions contemplated by the Merger Agreement.

     See Note 13 -- Contingent Liabilities, of the Notes to the Audited Consolidated Financial Statements of E&J and Note 10 -- Contingent Liabilities, of the Notes to the Unaudited June 30, 1996 Consolidated Financial Statements of E&J, included elsewhere in this Joint Proxy Statement/Prospectus for a description of certain pending lawsuits and proceedings.

E&J Directors

     The following table sets forth the ages of and positions and offices presently held by each director of E&J, and the year that each director began serving as an E&J director:

                                                                     Served as
                                                                     Director
Name                    Age   Position                                Since
----                    ---   --------                                -----
Sandra L. Baylis....     48   Director                                 1994
Bevil J. Hogg.......     48   President and Chief Executive
                                Officer and Director                   1994
Rodney F. Price.....     52   Chairman of the Board                    1994
Robert C. Sherburne.     75   Director                                 1982
Charles D. Yie......     37   Director                                 1994

     The principal occupations during the past five years of each of E&J's directors are as follows:

     Sandra L. Baylis. Executive Assistant, Brierley Investments Ltd., an Australian investment holding company, since 1993; Executive Assistant, Pioneer International Ltd., a producer of building construction materials, from 1990 to 1993.

     Bevil J. Hogg. President and Chief Executive Officer of E&J since January 21, 1994; Executive Vice President of E&J from January 14, 1994 to January 20, 1994; Chief Executive Officer of Medical Composite Technology, Inc., a wheelchair designer and manufacturer, from December 16, 1992 to January 13, 1994; Chief Executive Officer of Cycle Composite, Inc., a bicycle manufacturer, from 1986 to December 1992.

     Rodney F. Price. Chairman of the Board of E&J since May 23, 1994; Director, Brierley Investments Limited, a New Zealand investment holding company, since 1993; Managing Director and Chief Executive Officer, Pioneer International Ltd., a producer of building construction materials, from 1990 to 1993; Managing Director and Chief Executive Officer, Industrial Equity Limited (IEL) from 1986 to 1989; Chairman, Australis Media Ltd. As discussed above, Mr. Price will become a director of Graham-Field and a member of the Executive Committee at the Effective Time.

     Robert C. Sherburne. Private investor; Chairman of Zac Industries, a manufacturer of computer peripheral components, from February 1985 to June 1990; Director of Zero Corp. from 1975 to 1992; Director of Golden Systems Inc.

     Charles D. Yie. General Partner of Ampersand Specialty Materials Ventures Limited Partnership, a venture capital investment company, since 1989; Principal from 1987 to 1989. Director of Aseco Corporation.

     The E&J Board has two standing committees: an Audit Committee and a Compensation Committee.

     The Audit Committee has responsibility for recommending to the E&J Board a firm of independent accountants to audit E&J's accounts, for reviewing the scope and results of audits, for reviewing both the auditors' recommendations to management and the response of management to such recommendations and for reviewing the adequacy of internal financial and accounting controls. During 1995, the Audit Committee met three times. The members of the Audit Committee are Rodney F. Price, Robert C. Sherburne and Charles D. Yie.

     The Compensation Committee is responsible for developing and implementing E&J's executive compensation program and determining on an annual basis the nature and amount of compensation to be paid to the President and Chief Executive Officer and to the other executive officers of E&J. The Compensation Committee did not meet during 1995. The members of the Compensation Committee are Sandra L. Baylis, Rodney F. Price and Charles D. Yie.

     During 1995, there were eight E&J Board meetings. All current directors attended more than 75% of the meetings of the E&J Board and of the E&J Board committees on which they served.

     The ad hoc Nominating Committee, which consists of the full E&J Board, considers as potential director nominees persons recommended by stockholders. Stockholder recommendations should, where possible, include a brief description of the potential nominee's business background for the last five years and a list of other publicly held companies of which the potential nominee is a director.

     No non-management directors received compensation for attendance at either E&J Board or committee meetings during 1995, other than reimbursement for expenses in connection with attending such meetings.

E&J Executive Officers

     The executive officers of E&J and their ages and positions held in E&J are as follows:

Name                 Age   Position
----                 ---   --------
Bevil J. Hogg....     48   President and Chief Executive Officer
Timothy W. Evans.     45   Senior Vice President, Chief Financial Officer and
                             Secretary
Wim Van Voorst...     44   President, Chief Executive Officer, Chief Operating
                             Officer and Chief Financial Officer of Everest & Jennings Canadian Limited

     The principal occupations during the past five years of each executive officer of E&J are as follows:

     Bevil J. Hogg. President and Chief Executive Officer of E&J since January 21, 1994; Executive Vice President of E&J from January 14, 1994 to January 20, 1994; Chief Executive Officer of Medical Composite Technology, Inc., a wheelchair designer and manufacturer, from December 16, 1992 to January 13, 1994; Chief Executive Officer of Cycle Composite, Inc., a bicycle manufacturer, from 1986 to December, 1992.

     Timothy W. Evans. Senior Vice President of E&J since July 25, 1995; Vice President, Chief Financial Officer and Secretary of E&J since September 20, 1994; Corporate Controller from June, 1993 to September 20, 1994. Prior to joining E&J, Mr. Evans was Director, Corporate Development and Group Controller of Chromalloy America Corporation, a large diversified company.

     Wim Van Voorst. President and Chief Executive Officer since July 1996, Chief Operating Officer since March 1996 and Chief Financial Officer since June 1995, Everest & Jennings Canadian Limited; Chief Financial Officer of S.A. Armstrong Limited, a multinational manufacturer of pumps, valves and heat exchangers, from 1992 to 1995; Finance Director of Colgate-Palmolive India Limited, a manufacturer of toothpaste and soap, from 1988 to 1992.

Security Ownership of Certain Beneficial Owners and Management

     The stockholder shown in the following table is the only stockholder known to E&J to have owned beneficially, as of August 31, 1996, at least 5% of any class or series of E&J's voting stock.

                                                                                                     Shares of
                                                              Shares of             Shares of        Series C
                                           Shares of          Series A               Series B        Preferred
                                         Common Stock      Preferred Stock       Preferred Stock       Stock
                                         Beneficially       Beneficially           Beneficially     Beneficially
                                          Owned(1)(2)         Owned(2)               Owned(2)         Owned(2)
                                     ------------------  ------------------    -----------------   -------------
                                      Number              Number                Number              Number
      Name and Address of               of                  of                    of                  of
       Beneficial Owner               Shares    Percent   Shares    Percent     Shares    Percent   Shares      Percent
----------------------------------   ---------  -------  ---------  -------    --------   -------  ---------    -------
BIL (Far East Holdings) Limited,
  2306 Jardine House,
  #1 Connaught Place Central,
  Hong Kong                          5,779,935    80%    7,867,842    100%     786,357     100%    20,000,000     100%


----------
(1) The percentage of ownership of E&J Common Stock is based on the 7,196,565 shares of E&J Common Stock actually outstanding as of August 31, 1996. The following shares are not included: 786,784 shares issuable on conversion of outstanding shares of E&J Series A Preferred Stock, all of which are owned by BIL; 78,635 shares issuable on conversion of outstanding shares of E&J Series B Preferred Stock, all of which are owned by BIL; and 2,000,000 shares issuable on conversion of outstanding shares of E&J Series C Preferred Stock, all of which are owned by BIL.

(2) Each outstanding share of E&J Series A Preferred Stock, E&J Series B Preferred Stock and E&J Series C Preferred Stock is entitled to one-tenth of a vote and each outstanding share of E&J Common Stock is entitled to one vote. The holders of the E&J Series A Preferred Stock, E&J Series B Preferred Stock, E&J Series C Preferred Stock and E&J Common Stock vote together as a single class on all matters submitted to a stockholder vote (including the election of directors) other than a matter with respect to which any such class would be entitled under applicable law to vote separately. Accordingly, the shares owned by BIL represent 86% of the aggregate voting power of all outstanding shares of E&J Common Stock and E&J Preferred Stock.

     As described under "THE MERGER -- Stockholder Agreement," BIL has granted to Graham-Field an irrevocable proxy to vote its shares of E&J Common Stock and E&J Preferred Stock in favor of the Merger at the E&J Special Meeting.

     The following table sets forth, as of August 31, 1996, the beneficial ownership by each of E&J's directors and those executive officers named in the Summary Compensation Table appearing below and all directors and executive officers as a group. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated. The number of shares shown includes shares, if any, held beneficially or of record by each person's spouse; voting and investment power of the shares also may by shared by spouses.

                                                                     Shares of               Shares of          Series C
                                             Shares of                Series A                Series B         Preferred
                                            Common Stock          Preferred Stock         Preferred Stock        Stock
                                            Beneficially            Beneficially            Beneficially       Beneficially
                                              Owned(1)                Owned(1)                Owned(1)          Owned(1)
                                       ----------------------  ----------------------  ----------------------  ----------
                                        Number                  Number                  Number                   Number
               Name of                    of                      of                      of                       of
          Beneficial Owner              Shares       Percent     Shares      Percent    Shares       Percent     Shares     Percent
-------------------------------------  ---------    ---------  ---------    ---------  --------     ---------   --------   ---------
Sandra L. Baylis.....................          0        *              0         *           0           *              0       *
Bevil J. Hogg........................     73,224(2)     *              0         *           0           *              0       *
Rodney F. Price......................  5,779,935(3)    80%     7,867,842       100%    786,357         100%    20,000,000     100%
Robert C. Sherburne..................         50(4)     *              0         *           0           *              0       *
Charles D. Yie.......................    308,197(6)     4%             0         *           0           *              0       *
Timothy W. Evans.....................      4,100(7)     *              0         *           0           *              0       *
Angelo A. Conti......................          0(8)     *              0         *           0           *              0       *
Robert B. Senn.......................          0        *              0         *           0           *              0       *
John G. Cowan........................      6,315(9)     *              0         *           0           *              0       *
Directors and Executive Officers
  as a group (10 persons)............  6,171,821 10)   84%     7,867,842        100%   786,357         100%    20,000,000     100%

----------
* The percentage of shares beneficially owned does not exceed 1% of the outstanding shares of the applicable class.
(1)  See Notes (1) and (2) to the previous stock ownership table.
(2) Includes presently exercisable options for 52,459 shares, but does not include options for 60,000 shares which vest upon a change of control of E&J.
(3) Consists entirely of shares of stock beneficially owned by BIL which Mr. Price may be deemed to own beneficially because he is a director of BIL.
(4) Does not include options for 5,000 shares which vest upon a change of control of E&J.
(5) Includes 263,197 shares of stock beneficially owned by Ampersand Specialty Materials Ventures Limited Partnership which Mr. Yie may be deemed to own beneficially because he is a director of Ampersand Specialty Materials Ventures Limited Partnership.
(6) Does not include options for 5,000 shares which vest upon a change of control of E&J.
(7) Includes presently exercisable options for 2,100 shares, but does not include options for 15,000 shares which vest upon a change of control of E&J.
(8) Does not include options for 15,000 shares which vest upon a change of control of E&J.
(9) Includes presently exercisable options for 6,250 shares, but does not include options for 25,000 shares which vest upon a change of control of E&J.
(10) Includes presently exercisable options for 60,809 shares, but does not include options for 130,000 shares which vest upon a change of control of E&J.

Executive Compensation

     The following Summary Compensation Table shows, for the years ended December 31, 1993, 1994 and 1995, the cash compensation paid by E&J as well as certain other compensation paid or accrued for those years to the Chief Executive Officer, the other three current executive officers and one former executive officer whose salary and bonus exceeded $100,000 during the year ended December 31, 1995 for services rendered in all capacities:

                           SUMMARY COMPENSATION TABLE

                                                                                                    Long-Term Compensation
                                                                                      ----------------------------------------------
                                                      Annual Compensation                       Awards
                                             ---------------------------------------  -----------------------  Payouts
                                                                           Other       Restricted              --------     All
                                                                          Annual          Stock      Options/    LTIP      Other
                Name and                            Salary     Bonus   Compensation     Award(s)       SARs    Payouts  Compensation
           Principal Position                Year     ($)       ($)         ($)            ($)           $       ($)        ($)
-------------------------------------------- ----  ---------  -------  -------------  -------------  --------  -------- ------------
Bevil J. Hogg
  President and Chief Executive Officer of
    E&J (1) ................................ 1995    223,000       0           0              0            0         0          0
                                             1994    211,666       0           0              0      100,000         0     58,679(2)
                                             1993       --        --          --             --         --          --       --

Timothy W. Evans
  Senior Vice President and Chief Financial
  Officer of E&J (3)........................ 1995    116,613       0           0              0        7,500         0          0
                                             1994    100,000       0           0              0        7,500         0        135(4)
                                             1993       --        --          --             --         --          --       --
Angelo A. Conti (5)
  Senior Vice President, Operations of E&J.. 1995    116,063       0           0              0        7,500         0     45,291(6)
                                             1994     52,083       0           0              0        7,500         0     19,943(6)
                                             1993       --        --          --             --         --          --       --
Robert B. Senn (7)
  Executive Vice President, Sales and
    Marketing of E&J........................ 1995    161,884       0           0              0            0         0     11,023(8)
                                             1994     53,246       0           0              0            0         0     75,742(8)
                                             1993       --        --          --             --           --        --       --
John G. Cowan (9)
  President of Everest & Jennings Canadian
Limited..................................... 1995    120,066       0           0              0            0         0          0
                                             1994    118,260       0           0              0       25,000         0          0
                                             1993    121,500       0           0              0            0         0          0

----------
(1) Hired on January 14, 1995. For a description of Mr. Hogg's transitional employment and consulting arrangements in connection with the Merger, see "THE MERGER -- Conflicts of Interest -- E&J Severance Arrangements."
(2) Represents relocation expense in connection with his hiring including $10,680 tax gross-up on relocation expenses.
(3) Promoted to executive officer on September 20, 1994; he was employed by E&J on June 1, 1993. For a description of Mr. Evans' severance arrangements in connection with the Merger, see "THE MERGER -- Conflicts of Interest -- E&J Severance Arrangements."
(4)  Represents E&J's matching contribution under the 401K Plan.
(5) Hired on June 16, 1994. Mr. Conti voluntarily resigned from E&J effective as of August 31, 1996. In connection with his resignation, Mr. Conti entered into a Separation Agreement, Offer of Compromise and Mutual Release with E&J whereby Mr. Conti agreed that he would not be entitled to any wages or benefits after such date. E&J, however, agreed to pay Mr. Conti a consulting fee of $30,000 for a three month period and severance pay of six months' salary ($63,250). In addition, Mr. Conti will receive healthcare benefits for nine months and thereafter will be entitled to continue his benefits for an additional 18 months in accordance with the Consolidated Omnibus Budget Reconciliation Act.
(6) Represents relocation expense in connection with his hiring including $22,809 tax gross-up on relocation expenses.
(7)  Hired on September 12, 1994; resigned December 1, 1995.
(8) Represents relocation expense in connection with his hiring including $41,172 tax gross-up on relocation expenses.
(9)  Retired on June 30, 1996.

     Except as set forth in the table above under "All Other Compensation", E&J has not included in the table above the value of incidental personal perquisites furnished by E&J to its executive officers since such incidental personal value did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the named executive officers in the table above.

     E&J entered into severance arrangements with several employees in anticipation of the signing of the Merger Agreement. See "THE MERGER -- Conflicts of Interest -- E&J Severance Arrangements."

Stock Options

     The following table contains information concerning grants of stock options to the named executive officers for 1995. The exercise price for all of the grants of stock options was the fair market value on the date of the grant.

                            OPTION GRANTS DURING THE
                          YEAR ENDED DECEMBER 31, 1995

                                                                                                  Potential Realizable
                                                        Individual Grants                           Value at Assumed
                                 ---------------------------------------------------------------    Annual Rates of
                                                   % of Total                                         Stock Price
                                                     Options                                          Appreciation
                                    Options        Granted to         Exercise or                 for Option Term (2)
                                  Granted (1)     Employees in      Base Price (1)    Expiration  --------------------
Name                                   #              1995              ($/Sh)           Date      5% ($)     10% ($)
-------------------------------  -------------  -----------------  -----------------  ----------  ---------  ---------
Bevil J. Hogg..................       --               --                 --              --          --         --
Timothy W. Evans...............      7,500              7%               8.50           11/1/99     12,604     57,832
Angelo C. Conti................      7,500              7%               8.50           11/1/99     12,604     57,832
John G. Cowan..................       --               --                 --              --          --         --
Robert B. Senn.................       --               --                 --              --          --         --

----------
(1) Adjusted for one-for-ten reverse stock split, which became effective on June 6, 1996.
(2) The dollar amounts under the 5% and 10% columns in the Option Grants table are the result of calculations required by rules of the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation of the stock price of the E&J Common Stock. Although permitted by SEC rules, E&J did not use an alternative formula or model to compute a grant date valuation because, given E&J's recent financial performance, E&J is not aware of any formula which will determine with any reasonable degree of accuracy a present value based on future unknown or volatile factors. Amounts shown reflect the difference between the appreciation and the exercise price.

     The following table sets forth information with respect to the named executive officers regarding the value of their unexercised options held as of December 31, 1995. No options were exercised during 1995.

                  AGGREGATED OPTION VALUES AT DECEMBER 31, 1995

                         Number of Unexercised         Value of Unexercised
                               Options at              In-the-Money Options
                         December 31, 1995 (1)         at December 31, 1995
                                  (#)                          ($)
                       --------------------------  -----------------------------
Name                   Exercisable  Unexercisable  Exercisable     Unexercisable
----                   -----------  -------------  -----------     -------------
Bevil J. Hogg........    52,458        60,000        54,107              0
Timothy W. Evans.....     1,400        15,700             0              0
Angelo C. Conti......         0        15,000             0              0
John G. Cowan........     6,250        25,000             0              0
Robert B. Senn.......         0             0             0              0

----------
(1) Adjusted for one-for-ten reverse stock split, which became effective on June 6, 1996.

Certain Transactions

     Principal Terms of E&J Series A Preferred Stock. The principal terms of the E&J Series A Preferred Stock are as follows: Dividends -- the E&J Series A Preferred Stock bears 9% cumulative dividends mandatorily payable (subject to applicable law) at the end of each quarter of E&J, in cash, or, at the option of E&J, in kind, as additional E&J Series A Preferred Stock ("In-Kind Dividend Stock"); Conversion -- each share of E&J Series A Preferred Stock is convertible into one-tenth of a share of E&J Common Stock, subject to anti-dilution provisions; Registration Rights -- the E&J Series A Preferred Stock has registration rights as follows with respect to E&J Common Stock issued upon conversion: (a) the holders of the greater of (i) 2,761,112 shares of E&J Series A Preferred Stock or (ii) 50% or more of the sum of (x) the number of shares of E&J Series A Preferred Stock or (ii) 50% or more of the sum of (x) the number of shares of E&J Series A Preferred Stock then outstanding plus (y) the E&J Common Stock, which both were issued on conversion of E&J Series A Preferred Stock by BIL and are still held by BIL, may make a one time demand that E&J register the distribution of such

E&J Common Stock; and (b) the holders of such E&J Common Stock have the right to request that the distribution of such E&J Common Stock be included in any registration statement under the Securities Act filed by E&J (with the exception of certain stock option, merger and exchange registration statements); Voting Rights -- each share of E&J Series A Preferred Stock is entitled to one-tenth of a vote and the right (except as limited by applicable law) to vote together with the E&J Common Stock; Redemption -- the E&J Series A Preferred Stock is redeemable at E&J's option from and after April 27, 1999 at a per share redemption price equal to (i) for all shares, except the In-Kind Dividend Stock, $1.67458437 per share, and (ii) for the In-Kind Dividend Stock an amount equal to 150% of the "market price" of the E&J Common Stock as of the redemption date; Sinking Fund -- there is no sinking fund requirement for redemption of the E&J Series A Preferred Stock; and Liquidation Preference -- the E&J Series A Preferred Stock has a liquidation preference per share equal to $1.67458437. Except to the extent E&J is restricted under applicable law from so doing, the terms of the E&J Series A Preferred Stock do not restrict E&J from repurchasing or redeeming the E&J Series A Preferred Stock while there is an arrearage in the payment of dividends.

     During the year ended December 31, 1995, BIL received 649,638 shares of E&J Series A Preferred Stock as In-Kind Dividend Stock and interest on debt securities totaling $1,087,874.

     Principal Terms of E&J Series B Preferred Stock. The principal terms of the E&J Series B Preferred Stock include the following: Dividends -- the E&J Series B Preferred Stock has the same right to dividends and distributions as the E&J Common Stock; Conversion -- each shares of E&J Series B Preferred Stock is convertible into one-tenth of a share of E&J Common Stock, subject to anti-dilution provisions; Registration Rights -- there are registration rights as follows with respect to E&J Common Stock issued upon conversion of E&J Series B Preferred Stock and E&J Common Stock: (a) the holders of the greater of (i) 384,575 shares of E&J Series B Preferred Stock or (ii) 50% or more of the sum of
(x) the number of E&J Series B Preferred Stock then outstanding plus (y) the E&J Common Stock, which both were issued on conversion of E&J Series B Preferred Stock by BIL and are still held by BIL, may make a one-time demand that E&J register the distribution of the such E&J Common Stock; and (b) the holders of such E&J Common Stock have the right to request that the distribution of such E&J Common Stock be included in any registration statement under the Securities Act filed by E&J (with the exception of certain stock option, merger and exchange registration statements); Voting Rights -- each share of E&J Series B Preferred Stock is entitled to one-tenth of a vote and the right (except as limited by applicable law) to vote together with the E&J Common Stock; Redemption -- E&J, at its option, may redeem the E&J Series B Preferred Stock at any time prior to April 27, 1999 at a per share redemption price (the "Series B Redemption Price") equal to the quotient of (a) the aggregate amount of interest forgiven pursuant to the Amended Credit Agreement, pursuant to which BIL acquired Security Pacific National Bank's interest in the $31,000,000 Amended and Restated Promissory Note issued August 30, 1991 between E&J, Everest & Jennings, Inc. and Security Pacific National Bank, divided by (b) 786,357 shares; Sinking Fund -- there is no sinking fund requirement for redemption of the E&J Series B Preferred Stock; and Liquidation Preference -- the E&J Series B Preferred Stock has a liquidation preference per share equal to the Series B Redemption Price plus accrued, unpaid dividends, if any. Except to the extent E&J is restricted under applicable law from so doing, the terms of the E&J Series B Preferred Stock will not restrict E&J from repurchasing or redeeming the E&J Series B Preferred Stock while there is an arrearage in the payment of dividends.

     Principal Terms of E&J Series C Preferred Stock. The principal terms of the E&J Series C Preferred Stock are as follows: Dividends -- 7% cumulative dividends mandatorily payable (subject to applicable law), commencing after E&J achieves two consecutive quarters of operating profit, accruing as of the first day of such quarters, and payable on the first business day of each April, commencing with the first April following the end of the year in which the second of the consecutive quarters occurs and payable in kind, in shares of E&J Common Stock ("In-Kind Dividend Stock"), at the option of E&J; Conversion -- each share of E&J Series C Preferred Stock is convertible into one-tenth of a share of E&J Common Stock, subject to anti-dilution provisions; Registration Rights -- as contained in the

Registration Rights Agreement, and as follows with respect to shares of E&J Common Stock issuable upon conversion of E&J Series C Preferred Stock: (a) the holder may make a one-time demand that E&J register distribution of shares of E&J Common Stock for not less than 500,000 shares; and (b) the holder has the right to request that the distribution of its shares of E&J Common Stock be included in any registration statement under the Securities Act filed by E&J; Sinking Fund -- none; Redemption -- none; Preemptive Rights -- none; Voting Rights -- each share of E&J Series C Preferred Stock is entitled to one-tenth of a vote and the right (except as limited by applicable law) to vote together with the E&J Common Stock; and Liquidation Preference -- a liquidation preference per share equal to $1.00.

     Guarantee of Certain Indebtedness. In December 1995, HSBC and Everest & Jennings, Inc. agreed to amend the Revolving Credit Agreement originally entered into on September 30, 1992 and extend its term through September, 1997. The HSBC facility, as amended, provides up to $6 million of letter of credit availability and cash advances of up to $25 million to Everest & Jennings, Inc. Advances under the Revolving Credit Agreement bear interest at the prime rate plus 0.25%, as announced by Marine Midland Bank N.A. from time to time (8.5% at December 31, 1995), and are guaranteed by Brierley Investments Limited, an affiliate of BIL. Repayment of existing debt with BIL is subordinated to the HSBC debt, and Brierley Investments Limited, an affiliate of BIL, guaranteed its repayment.

     Lease Transaction. An affiliate of BIL, Steego Corporation ("Steego"), is leasing to E&J the computer system and the telephone system which are located at E&J's facilities in St. Louis. Steego has entered in to a back-to-back lease arrangement for such systems with Sentry Financial Corporation, which is not affiliated with either BIL or Steego.

     Receivables Purchase. On October 4, 1996, BIL purchased an aggregate of $2,432,392 of customer and other notes receivable from E&J for a cash payment of $2,314,000 (95.2% of face value), which receivables have been outstanding for some time. E&J expects to use the cash proceeds of these asset sales to fund its operations during the interim period prior to the Effective Time.

     Indirect Interests. Rodney F. Price, a director of E&J, is also a director of BIL. As a result, Mr. Price may be deemed to have an indirect interest in the foregoing transactions with BIL.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires E&J's directors and executive officers, and persons who own more than ten percent of a registered class of E&J's equity securities, to file with the SEC and the American Stock Exchange initial reports of ownership and reports of changes in ownership of E&J Common Stock and other equity securities of E&J. Executive officers, directors and greater than ten-percent stockholders are required by SEC regulation to furnish E&J with copies of all Section 16(a) forms they file.

     To E&J's knowledge, based solely on review of the copies of such reports furnished to E&J and written representations that no other reports were required, during the year ended December 31, 1995 all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten-percent beneficial owners were complied with.

                   DESCRIPTION OF GRAHAM-FIELD CAPITAL STOCK

     The authorized capital stock of Graham-Field currently consists of 40,000,000 shares of Graham-Field Common Stock and 1,000,000 shares of preferred stock, par value $.01 per share (the "Graham-Field Preferred Stock"). If the proposal described under "AMENDMENTS TO THE GRAHAM-FIELD CERTIFICATE OF INCORPORATION -- Proposal to Increase Authorized Shares of Common Stock" is adopted by Graham-Field stockholders at the Graham-Field Special Meeting, the number of authorized shares of Graham-Field Common Stock will be increased to 60,000,000 shares.

     Holders of Graham-Field Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of Graham-Field and to receive dividends when, as and if declared by the Graham-Field Board from funds legally available therefor. Upon liquidation of Graham-Field, holders of Graham-Field Common Stock are entitled to share ratably in any assets available for distribution to stockholders after payment of all obligations of Graham-Field and priority payments to any senior class of capital stock. Holders of Graham-Field Common Stock do not have cumulative voting rights or preemptive, subscription, redemption or conversion rights.

     The Graham-Field Board has the authority, without action by the stockholders, to issue shares of Graham-Field Preferred Stock in one or more series and, within certain limitations, to determine the dividend rights, dividend rate, rights and terms of redemption, liquidation preferences, sinking fund terms, conversion and voting rights of any series of Graham-Field Preferred Stock, the number of shares constituting any such series, the designation thereof and price therefore. As is described below under "COMPARISON OF STOCKHOLDER RIGHTS -- Rights Agreement," the Graham-Field Board has reserved 300,000 shares of Series A Junior Participating Preferred Stock for issuance upon the exercise of rights granted under its stockholder rights plan. In addition, as is described above under "THE MERGER -- Other Closing Deliveries," the Graham-Field Board has authorized the issuance of up to 61,000 shares of Graham-Field Series B Preferred Stock and 10,000 shares of Graham-Field Series C Preferred Stock to BIL at the Effective Time pursuant to the terms of the Merger Agreement.

     The DGCL, the Graham-Field Charter, the Graham-Field Bylaws and the Rights Agreement (as defined below under "COMPARISON OF STOCKHOLDER RIGHTS -- Rights Agreement") contain provisions that could discourage or make more difficult a change of control of Graham-Field. Such provisions are designed to protect the stockholders of Graham-Field against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with Graham-Field to negotiate with the Graham-Field Board for the fair and equitable treatment of all stockholders of Graham-Field. Such provisions of the Graham-Field Charter and Bylaws, as well as certain amendments thereto adopted by the Graham-Field Board, subject to stockholder approval at the Graham-Field Special Meeting, are described under "AMENDMENTS TO THE GRAHAM-FIELD CERTIFICATE OF INCORPORATION -- Proposals Relating to Stockholder Action and Related Matters." Graham-Field's Rights Agreement is described under "COMPARISON OF STOCKHOLDER RIGHTS -- Rights Agreement."

     Section 203 of the DGCL prohibits generally a public Delaware corporation, including Graham-Field, from engaging in a Business Combination with an Interested Stockholder for a period of three years after the date of the transaction in which an Interested Stockholder became such, unless: (i) the board of directors of such corporation approved, prior to the date such Interested Stockholder became such, either such Business Combination or such transaction; (ii) upon consummation of such transaction, such Interested Stockholder owns at least 85% of the voting shares of such corporation (excluding specified shares); or (iii) such Business Combination is approved by the board of directors of such corporation and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting shares of such corporation (excluding shares held by such Interested Stockholder). A "Business Combination" includes (i) mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an Interested

Stockholder, (ii) certain transactions resulting in the issuance or transfer to an Interested Stockholder of any stock of such corporation or its subsidiaries and (iii) other transactions resulting in a disproportionate financial benefit to an Interested Stockholder. An "Interested Stockholder" is a person who, together with its affiliates and associates, owns (or within a three-year period did own) 15% or more of a corporation's stock entitled to vote generally in the election of directors.

                        COMPARISON OF STOCKHOLDER RIGHTS

  General

     Both E&J and Graham-Field are incorporated in the State of Delaware. The rights of E&J stockholders are governed by the laws of the State of Delaware and by E&J's Certificate of Incorporation, as amended (the "E&J Charter"), and E&J's Bylaws (the "E&J Bylaws"). Upon consummation of the Merger, E&J stockholders who become holders of Graham-Field Common Stock will continue to have their rights governed by the laws of the State of Delaware and governed by the Graham-Field Charter and the Graham-Field Bylaws.

     The following is a summary of certain material differences that exist between the rights of E&J stockholders and Graham-Field stockholders. This summary includes all material elements of the provisions discussed but is not intended to be relied upon as an exhaustive list or a detailed description of such provisions, and is qualified in its entirety by the E&J Charter and the E&J Bylaws and the Graham-Field Charter and the Graham-Field Bylaws. In addition, the Graham-Field Board has adopted, subject to stockholder approval at the Graham-Field Special Meeting, several amendments to the Graham-Field Charter which will modify certain of the descriptions below. See "AMENDMENTS TO THE GRAHAM-FIELD CERTIFICATE OF INCORPORATION."

  Special Stockholder Meetings

     E&J. The E&J Bylaws provide that holders of shares entitled to cast not less than 10% of the votes at a meeting may call a special stockholders' meeting.

     Graham-Field. The Graham-Field Bylaws provide that a special stockholders' meeting may be called at any time by the Chief Executive Officer or by the Secretary at the written request of a majority of the Board of Directors.

  Consent of Stockholders in Lieu of Meeting

     E&J. The E&J Bylaws provide that stockholder action may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and valid.

     Graham-Field. The Graham-Field Bylaws provide that stockholder action may be taken without a meeting if such action is authorized by the written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Graham-Field Board has adopted an amendment to the Graham-Field Charter which, subject to stockholder approval, would prohibit stockholder action by written consent. See "AMENDMENTS TO THE GRAHAM-FIELD CERTIFICATE OF INCORPORATION -- Proposals Relating to Stockholder Action and Related Matters."

  Board of Directors

     Graham-Field. The Graham-Field Bylaws provide for a classified board of directors, consisting of three or more directors as fixed by a majority of the Graham-Field Board from time to time. The Graham-Field Board is divided into three classes, whereby directors are elected to serve for three year terms with a different class standing for election each year. The Graham-Field Bylaws provide that directors shall be elected by the vote of stockholders holding of record in the aggregate at least a plurality of the shares present in person or by proxy and entitled to vote at the annual stockholder meeting. Except as provided in the Graham-Field Charter, any director may be removed for cause, at any time, by the affirmative vote of a majority of the votes of the issued and outstanding stock entitled to vote for the election of directors at a special meeting of the stockholders called and held for that purpose.

     E&J. The E&J Bylaws do not provide for a classified board of directors. Accordingly, each director stands for election each year and, accordingly, directors may be removed, with or without cause, by a vote of the holders of a majority of the outstanding shares of E&J Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The E&J Bylaws provide that a plurality of the votes cast at the annual stockholder meeting is necessary to elect directors.

  Cumulative Voting

     E&J. The E&J Charter provides for cumulative voting in the election of directors if at least one stockholder has given notice prior to the applicable annual meeting of stockholders of an intention to cumulate votes. If such notice is given, then all stockholders may cumulate their votes for director candidates. To cumulate votes, a stockholder may cast as many votes as there are directors multiplied by the number of shares owned by such stockholder. These votes may be cast all for one candidate or may be distributed among the candidates at the discretion of the stockholder.

     Graham-Field. The Graham-Field Charter does not provide for cumulative voting in the election of directors. Accordingly, each stockholder is entitled to cast votes in favor of or withhold votes from each director candidate in an amount equal to the number of shares owned by such stockholder.

  Rights Agreement

     Graham-Field. On August 12, 1996, the Graham-Field Board declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Graham-Field Common Stock. The dividend was paid on September 17, 1996 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from Graham-Field one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of Graham-Field (the "Graham-Field Series A Preferred Stock") at a price of $35.00 per one one-hundredth of a share of Graham-Field Series A Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 3, 1996 (the "Rights Agreement") between Graham-Field and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired (an "Acquiring Person") beneficial ownership of 15% or more of the outstanding shares of capital stock of Graham-Field entitled generally to vote in the election of directors ("Voting Shares") or (ii) 10 business days (or such later date as may be determined by action of the Graham-Field Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the

Rights will be evidenced, with respect to any of the Graham-Field Common Stock certificates outstanding as of the Record Date, by such certificate with a copy of the Summary of Rights which is attached to the Rights Agreement as Exhibit C (the "Summary of Rights") attached thereto. Notwithstanding the foregoing, BIL will not be an Acquiring Person by virtue of its ownership of any Voting Shares acquired in accordance with the Merger Agreement or the Stockholder Agreement (the "BIL Voting Shares"), but BIL will become an Acquiring Person if it acquires any Voting Shares other than BIL Voting Shares or shares distributed generally to the holders of any series or class of capital stock of Graham-Field. In addition, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement are exempted from the provisions of the Rights Agreement. "BIL Voting Shares" is defined in the Rights Agreement as (i) any Voting Shares owned by BIL which were acquired by BIL in accordance with the Merger Agreement or the Stockholder Agreement, and (ii) any shares of Graham-Field Common Stock issued by Graham-Field to BIL upon conversion of or as a dividend on the shares referred to in clause (i) above.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Graham-Field Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Graham-Field Common Stock certificates issued after the Record Date upon transfer or new issuance of Graham-Field Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Graham-Field Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Graham-Field Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Graham-Field Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on September 3, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Graham-Field, in each case, as described below.

     The Purchase Price payable, and the number of shares of Graham-Field Series A Preferred Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Graham-Field Series A Preferred Stock, (ii) upon the grant to holders of the Graham-Field Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Graham-Field Series A Preferred Stock at a price, or securities convertible into Graham-Field Series A Preferred Stock with a conversion price, less than the then-current market price of the Graham-Field Series A Preferred Stock or (iii) upon the distribution to holders of the Graham-Field Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Graham-Field Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a share of Graham-Field Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Graham-Field Common Stock or a stock dividend on the Graham-Field Common Stock payable in shares of Graham-Field Common Stock, subdivisions, consolidations or combinations of Graham-Field Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Graham-Field Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Graham-Field Series A Preferred Stock will be entitled to a minimum


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preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Graham-Field Common Stock. In the event of liquidation of Graham-Field, the holders of the Graham-Field Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Graham-Field Common Stock. Each share of Graham-Field Series A Preferred Stock will have 100 votes, voting together with the Graham-Field Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Graham-Field Common Stock are exchanged, each share of Graham-Field Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Graham-Field Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Graham-Field Series A Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Graham-Field Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Graham-Field Common Stock.

     In the event that Graham-Field is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise that number of shares of Graham-Field Common Stock having a market value of two times the Purchase Price. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Graham-Field Common Stock, the Graham-Field Board may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of Graham-Field Common Stock, or one one-hundredth of a share of Graham-Field Series A Preferred Stock (or of a share of a class or series of Graham-Field Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Rights Agreement provides that none of the directors or officers of Graham-Field shall be deemed to beneficially own any Voting Shares owned by any other director or officer solely by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the Graham-Field Board's recommendation of its position, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to Graham-Field or a tender or exchange offer for the Graham-Field Common Stock.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Graham-Field Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Graham-Field Series A Preferred Stock, which may, at the election of Graham-Field, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Graham-Field Series A Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to a person or group becoming an Acquiring Person, the Graham-Field Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as


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

the Graham-Field Board in its sole discretion may establish. Immediately upon any redemption of the Rights in accordance with this paragraph, the right to exercise the Rights will terminate and the only right of the holder of the Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Graham-Field Board without the consent of the holders of the Rights, including an amendment to (a) lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Voting Shares then known to Graham-Field to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, (b) fix a Final Expiration Date later than September 3, 2006, (c) reduce the Redemption Price, (d) increase the Purchase Price, or (e) in the event the Merger Agreement is terminated in accordance with its terms without the Merger having been consummated, delete reference to BIL and the Merger, as the Graham-Field Board shall deem appropriate, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Graham-Field, including, without limitation, the right to vote or to receive dividends.

     As long as the Rights are attached to the Graham-Field Common Stock, Graham-Field will issue one Right with each new share of Graham-Field Common Stock so that all such shares will have Rights attached. The Graham-Field Board has reserved for issuance upon exercise of the Rights 300,000 shares of Graham-Field Series A Preferred Stock.

     E&J. E&J does not have a similar stockholder rights plan.

                         AMENDMENTS TO THE GRAHAM-FIELD
                          CERTIFICATE OF INCORPORATION

     Subject to stockholder approval, the Graham-Field Board has adopted several amendments to the first paragraph of Article FOURTH and to Articles NINTH, ELEVENTH and TWELFTH of the Graham-Field Charter. The text of the first paragraph of Article FOURTH and of Articles NINTH, ELEVENTH and TWELFTH of the Graham-Field Charter, as so amended, are set forth in their entirety in Annex H to this Joint Proxy Statement/Prospectus and are described below.

Proposal to Increase Authorized Shares of Common Stock

     The proposed amendment to the first paragraph of Article FOURTH will increase the number of authorized shares of Graham-Field Common Stock from 40,000,000 to 60,000,000 shares (the "Stock Amendment"). The Graham-Field Charter also authorizes the issuance of 1,000,000 shares of Preferred Stock, par value $.01 per share (the "Graham-Field Preferred Stock"). Stockholders are not being asked to approve an increase in the number of authorized shares of Graham-Field Preferred Stock at the Graham-Field Special Meeting.

     As of September 11, 1996, 14,209,895 shares of Graham-Field Common Stock were issued and outstanding and a balance of 25,790,105 authorized but unissued shares remained available for issuance without further action by the stockholders. On that date, 1,350,113 shares were reserved for issuance upon the exercise of stock options granted or which may be granted under Graham-Field's Incentive Program and 345,336 shares were reserved for issuance upon exercise of warrants issued to John Hancock Mutual Life Insurance Company (the "John Hancock Warrants"). Pursuant to the Merger Agreement, at the Effective Time, Graham-Field will issue an additional 4,470,208 shares of Graham-Field Common Stock and will have reserved an additional 4,435,483 shares of Graham-Field Common Stock for issuance upon conversion of or as a dividend on the Graham-Field Series B Preferred Stock and the Graham-Field Series C Preferred Stock.


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

     Accordingly, after giving effect to the transactions contemplated by the Merger Agreement, there are only 16,912,623 authorized, unissued and unreserved shares of Graham-Field Common Stock. If the Stock Amendment is approved at the Graham-Field Special Meeting, there will be 36,912,623 authorized, unissued and unreserved shares of Graham-Field Common Stock. The additional shares would have the same voting and other rights as the presently authorized shares of Graham-Field Common Stock. Except as provided in the Stockholder Agreement in respect to BIL (see "THE MERGER -- Stockholder Agreement"), the holders of Graham-Field Common Stock have no preemptive rights to subscribe for any additional stock of Graham-Field that may be issued.

     The adoption of the Stock Amendment will more than restore the authorized and unissued shares reserved for issuance in connection with the issuance and reservation of Graham-Field Common Stock contemplated by the Merger Agreement. The Graham-Field Board believes it is desirable to have the additional authorized shares of Graham-Field Common Stock available for possible future financing and acquisition transactions, stock dividends or splits and other general corporate purposes. The additional shares could be used for any proper corporate purpose approved by the Graham-Field Board. Having such additional authorized shares available for issuance in the future would give Graham-Field greater flexibility and allow shares of Graham-Field Common Stock to be issued without the expense and delay of a special stockholders' meeting. Except for the issuance of shares of Graham-Field Common Stock contemplated by the Merger Agreement, upon conversion of or as a dividend on the Graham-Field Series B Preferred Stock and the Graham-Field Series C Preferred Stock, and pursuant to the Incentive Program and upon exercise of the John Hancock warrants, there are no agreements, arrangements, plans, understandings or pending negotiations regarding the issuance of the unissued and unreserved shares of Graham-Field Common Stock. The unissued and unreserved shares of Graham-Field Common Stock and Graham-Field Preferred Stock can be issued without further stockholder approval except as required by the DGCL and the rules of the NYSE, on which the Graham-Field Common Stock is listed. The NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including acquisition transactions but not including public offerings for cash, where the present or potential issuance of shares could result in an increase in the number of shares of Graham-Field Common Stock outstanding of at least 20%.

     The authorized but unissued shares of Graham-Field Common Stock, as well as the presently authorized Graham-Field Preferred Stock, could be used by incumbent management to make more difficult a change in control of Graham-Field. Under certain circumstances, such shares could be used to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control of Graham-Field. Such shares could be privately placed with purchasers who might side with the Graham-Field Board in opposing a hostile takeover bid. The Stock Amendment also might be considered as having the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of shares of Graham-Field Common Stock, to acquire control of Graham-Field with a view to imposing a merger, sale of all or any part of Graham-Field's assets or a similar transaction, regardless of whether such transaction may or may not be in the best interest of all the stockholders, since the issuance of new shares could be used to dilute the stock ownership of a person or entity seeking to obtain control of Graham-Field. Furthermore, although the Graham-Field Board presently has no intention of doing so, shares of authorized but unissued Graham-Field Common Stock or Preferred Stock could (within the limits imposed by applicable law and the rules of the NYSE) be issued to a holder who would thereby have sufficient voting power to assure, if the other proposed amendments to the Graham-Field Charter described below are adopted, that any proposal to alter the composition of the incumbent Graham-Field Board, or to alter, amend or repeal any of the provisions that will be added to the Graham-Field Charter if such amendments are adopted at the Graham-Field Special Meeting, would not receive the 80% stockholder vote required therefor by such amendments.

     THE GRAHAM-FIELD BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE STOCK AMENDMENT.


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     In the event that the Merger is not consummated for any reason, the Stock
Amendment will not be effected, even if approved by the stockholders at the Graham-Field Special Meeting. Approval of the Stock Amendment at the Graham-Field Special Meeting is a condition to Graham-Field's obligation under the Merger Agreement to consummate the Merger.

Proposals Relating to Stockholder Action and Related Matters

  General

     In conjunction with its consideration of the Merger and the transactions contemplated by the Merger Agreement and the Stockholder Agreement, the Graham-Field Board determined that it was appropriate to consider whether the Graham-Field Charter and Bylaws adequately protect Graham-Field against hostile third-party takeover activity. The Graham-Field Charter currently provides for the classification of the Graham-Field Board into three classes elected to three-year terms on a staggered basis. The classification of directors makes it more difficult to change the over-all composition of the Graham-Field Board because at least two stockholders' meetings, instead of one, is required for stockholders to effect a change in a majority of the Graham-Field Board. However, the Graham-Field Board has determined that the Graham-Field Charter should be amended in several respects, subject to stockholder approval, to make it more difficult for the classified board provision, as well as certain provisions of the Graham-Field Bylaws, to be amended or repealed, and thereby enhance the benefits of the classified board structure to Graham-Field and its stockholders. Concurrently, as described under "COMPARISON OF STOCKHOLDER RIGHTS -- Rights Agreement," the Graham-Field Board adopted a new stockholder rights plan.

     The proposed amendments to Articles NINTH, ELEVENTH and TWELFTH of the Graham-Field Charter (the "Stockholder Action Amendments"), each of which will be voted on as a separate proposal, would (1) require that stockholder action be taken at an annual meeting of stockholders or a special meeting of stockholders, which may be called only by the Chief Executive Officer or by resolution of the Graham-Field Board, and prohibit stockholder action by written consent (Article NINTH); (2) provide that the number of directors of Graham-Field shall be fixed by the Graham-Field Bylaws and may be increased or decreased from time to time in such manner as may be prescribed in the Bylaws, require that advance notice of stockholder nominations and proposals be given in the manner provided for in the Bylaws and provide that directors may be removed only for cause and only with the approval of the holders of at least 50% of the voting power of the then outstanding shares of capital stock of Graham-Field entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class (Article ELEVENTH); and (3) provide that the stockholder vote required to alter, amend or repeal certain provisions of the Graham-Field Bylaws, or to adopt any provision inconsistent therewith, shall be 80% of the Voting Stock, voting together as a single class (Article TWELFTH). Each of such Articles, as so amended, would also provide that the stockholder vote required to alter, amend or repeal any provision of such Articles, or to adopt any provision inconsistent therewith, shall be 80% of the Voting Stock, voting together as a single class.

     As more fully discussed below, the Graham-Field Board believes that the various elements of the Stockholder Action Amendments would, if adopted, together with the existing classified board structure, effectively reduce the possibility that a third party could effect a sudden or surprise change in majority control of the Graham-Field Board by making it more time-consuming to gain control of the Graham-Field Board without the support of the incumbent directors. Neither the classified board structure nor the Stockholder Action Amendments are intended to impede a transaction that is approved by the Graham-Field Board or in which all stockholders are offered substantially the same price for their shares. However, the classified board structure, as enhanced by the adoption of the Stockholder Action Amendments, may have significant effects on the ability of stockholders of Graham-Field to acquire and exercise control, to change the composition of the incumbent Graham-Field Board and to benefit from certain transactions which are opposed by the incumbent Graham-Field Board even


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though they may be favored by a majority of the stockholders. Accordingly,
Graham-Field Stockholders are urged to read carefully the following sections of this Joint Proxy Statement/Prospectus, which summarize the Stockholder Action Amendments, before voting on the Stockholder Action Amendments.

  Description of the Proposed Amendments

     Article NINTH -- Certain Stockholder Actions. Pursuant to the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action required or permitted to be taken by stockholders may be taken without a meeting and without a stockholder vote if a written consent setting forth the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action at a meeting of stockholders. The Graham-Field Charter does not currently otherwise provide, and Section 11 of Article I of the Graham-Field Bylaws currently provides for stockholder action by written consent. Proposed Article NINTH of the Graham-Field Charter would require that stockholder action be taken at an annual meeting of stockholders or at a special meeting of stockholders called by the Chief Executive Officer of Graham-Field or pursuant to a resolution adopted by the Graham-Field Board and would prohibit stockholder action by written consent. As is currently provided in Section 2 of Article I of the Graham-Field Bylaws, stockholders would not be permitted to call a special meeting of stockholders or to require that the Graham-Field Board call a special meeting.

     The provisions prohibiting stockholder action by written consent would give all Graham-Field stockholders the opportunity to participate in determining any proposed action and would prevent the holders of a majority of the Voting Stock from using the written consent procedure to take stockholder action without affording all stockholders an opportunity to participate. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Graham-Field Board by calling a special meeting of stockholders prior to such time as the Graham-Field Board or the Chief Executive Officer believed such consideration to be appropriate. On the other hand, this amendment will prevent stockholders controlling a majority of the voting power of Graham-Field from taking legitimate action over the objection of the Graham-Field Board or a minority of stockholders other than at an annual meeting of stockholders at which the proposal is submitted to stockholders in accordance with the advance notice provisions of the Graham-Field Bylaws described below.

     The proposed amendments to Article NINTH also would require that any alteration, amendment or repeal of Article NINTH, or the adoption of any provision inconsistent therewith, be approved by a vote of the holders of at least 80% of the Voting Stock, voting together as a single class. Under the DGCL, amendments to a corporation's certificate of incorporation generally require the approval of the board of directors and of the holders of a majority of the outstanding stock entitled to vote thereon. However, the DGCL permits corporations to include provisions in their certificates of incorporation which require a greater vote than the vote otherwise required by law for specified corporate actions. The requirement of an increased stockholder vote to amend Article NINTH is designed to prevent stockholders controlling less than 80% of the Voting Stock from avoiding the requirements of Article NINTH by simply repealing them.

     Article ELEVENTH -- Removal of Directors; Fixing the Number of Directors; and Advance Notice of Stockholder Proposals. Currently, Section 12 of Article II of the Graham-Field Bylaws provides that directors may be removed only for cause and the vote required for such removal (which is the same as the minimum vote required by the DGCL) is a majority of the Voting Stock. Section 2 of Article II of the Bylaws provides that the number of directors shall be at least three and that the exact number shall be fixed by the Graham-Field Board. Section 12 of
Article I and Section 2(d) of Article II of the Bylaws provide that stockholders wishing to nominate individuals for election as directors or to submit proposals for stockholder action must, in the case of annual meetings of stockholders, give Graham-Field at least 120 days notice of any such nominations or proposals and, in the case of special


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

meetings of stockholders, give Graham-Field notice of any such nominations or proposals not more than seven days following public announcement of the date of any such special meeting.

     The proposed amendments to Article ELEVENTH would retain the classified board structure currently found in the Graham-Field Charter, while incorporating the Bylaw provision as to removal of directors and providing that the fixing of the number of directors and the making of stockholder nominations and proposals must be done in accordance with the applicable Bylaw provisions. Under the DGCL, stockholders can amend a corporation's bylaws on their own initiative, but an amendment to the corporation's certificate of incorporation requires a board of directors' recommendation prior to the stockholders acting on such an amendment. Accordingly, the inclusion of the provision as to removal of directors in the Graham-Field Charter will require that the Graham-Field Board must first determine to amend such provision before stockholders have an opportunity to act on such a proposal. Stockholders will no longer be able to amend the procedures for removal on their own initiative. However, the proposed amendments to Article ELEVENTH will not otherwise alter the purpose or effect of the Bylaw provisions described in the immediately preceding paragraph.

     The foregoing Bylaw provisions have the effect of precluding the holders of 50% or less of the Voting Stock from removing incumbent directors with cause, and totally preclude stockholders from removing incumbent directors without cause. This makes it more difficult for a third party to remove incumbent directors and simultaneously gain control of the Graham-Field Board by filling the vacancies created by removal with its own nominees. Moreover, the provisions giving the Graham-Field Board the exclusive right to fix the number of directors and providing that newly-created directorships are to be filled only by the Graham-Field Board prevent those seeking majority representation on the Graham-Field Board from obtaining such representation simply by enlarging the Graham-Field Board and filling the new directorships created thereby with their own nominees. Accordingly, these Bylaw provisions limit the ability of stockholders controlling a majority of the voting power from taking certain actions designed to change the composition of the Graham-Field Board, whether or not such change is warranted. These provisions also may have the effect of discouraging accumulations of stock or unsolicited bids by stockholders interested in effecting a change of control of Graham-Field.

     As is the case with the proposed amendments to Article NINTH, the proposed amendments to Article ELEVENTH also would require that any alteration, amendment or repeal of Article ELEVENTH, or the adoption of any provision inconsistent therewith, be approved by a vote of the holders of at least 80% of the Voting Stock, voting together as a single class.

     Article TWELFTH -- Increased Stockholder Vote for Certain Bylaw Amendments. Under proposed Article TWELFTH of the Graham-Field Charter, certain specified provisions of the Graham-Field Bylaws may not be altered, amended or repealed, nor may any provision inconsistent therewith be adopted, without the concurrence of the holders of at least 80% of the Voting Stock. The Bylaw provisions to which this supermajority vote requirement will apply are Section 2 of Article I, which provides that only the Chief Executive Officer and the Graham-Field Board may call a special meeting of stockholders; Section 12 of Article I, which requires advance notice of stockholder proposals; Section 2 of Article II, which provides for the classification of the Graham-Field Board, the fixing of the number of directors by the Graham-Field Board and advance notice of stockholder nominations of directors; Section 11 of Article II, which gives the Graham-Field Board the exclusive right to fill vacancies on the Graham-Field Board; and
Article XI, which sets forth the voting requirements for amendments to the Bylaws. Proposed Article TWELFTH will not limit or restrict the ability of the Graham-Field Board to alter, amend or repeal such provisions of the Bylaws, or adopt provisions inconsistent therewith, in the future without the requirement of stockholder approval. The power of a board of directors to alter, amend or repeal a bylaw which is expressly adopted or amended by the stockholders in the future is unclear under the DGCL.

     As is the case with the proposed amendments to Articles NINTH and ELEVENTH, the proposed amendments to Article TWELFTH also would require that any alteration, amendment or repeal of Article TWELFTH, or the adoption of any provision inconsistent therewith, be approved by a vote of the holders of at least 80% of the Voting Stock, voting together as a single class.

  Purpose and Effects of the Proposed Amendments

     The purpose of the classified board structure, as enhanced by the Stockholder Action Amendments, is to discourage certain types of transactions which involve an actual or threatened change of control of Graham-Field. The amendments are not being proposed in response to any specific effort of which Graham-Field is aware to obtain control of Graham-Field. The classified board structure is designed to make it more difficult and time-consuming to change majority control of the Graham-Field Board and thus to reduce the vulnerability of Graham-Field to an unsolicited proposal for the takeover of Graham-Field that does not contemplate the acquisition of all of Graham-Field's outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of Graham-Field. While the Graham-Field Board recognizes that such takeovers might in some circumstances be beneficial to stockholders, the Graham-Field Board believes that, as a general rule, they are not in the best interests of Graham-Field and its stockholders insofar as they do not permit the Graham-Field Board to negotiate with any potential acquiror from the strongest possible position.

     The Graham-Field Board believes that the imminent threat of removal of incumbent directors and Graham-Field's management in such situations would severely curtail their ability to negotiate effectively with such purchasers. The Graham-Field Board and management would be deprived of the time and information necessary to evaluate the takeover proposal, to study alternative proposals and to help ensure that the best price is obtained in any transaction involving Graham-Field which may ultimately be undertaken. The classified board structure, as enhanced by the Stockholder Action Amendments, will help ensure that the Graham-Field Board, if confronted by a proposal from a third party which has acquired a significant block of Graham-Field Common Stock, will have sufficient time to review the proposal and appropriate alternatives.

     Takeovers or changes in the Graham-Field Board or management of Graham-Field which are proposed and effected without prior consultation and negotiation are not necessarily detrimental to Graham-Field and its stockholders. Moreover, the classified board structure, as enhanced by the Stockholder Action Amendments, make more difficult or discourage a proxy contest or the assumption of control by a holder of a substantial block of Graham-Field stock or the removal of the incumbent Graham-Field Board and could thus increase the likelihood that incumbent directors will retain their positions. In addition, since these provisions are designed to discourage accumulations of large blocks of Graham-Field stock by purchasers whose objective may be to have such stock repurchased by Graham-Field at a premium, these provisions could tend to reduce temporary fluctuations in the market price of Graham-Field Common Stock that could result from accumulations of large blocks of stock. Accordingly, stockholders could be deprived of certain opportunities to sell their stock at a temporarily higher market price. However, the Graham-Field Board believes that the benefits of seeking to protect its ability to exercise its discretion to negotiate with or to resist the proponent of an unfriendly or unsolicited proposal to take over or restructure Graham-Field, and to seek out appropriate alternatives, if desirable, outweigh these disadvantages.

     At each of the 1994, 1995 and 1996 Annual Meetings of Stockholders of Graham-Field, 83%, 78% and 85%, respectively, of the total shares of Graham-Field Common Stock eligible to vote were voted at such meetings. After giving effect to the transactions contemplated by the Merger Agreement, current officers and directors will own shares of Graham-Field Common Stock representing approximately 5.4% of the outstanding Voting Stock and BIL will own shares of Graham-Field Common Stock, Graham-Field Series B Preferred Stock and Graham-Field Series C Preferred Stock representing approximately 36% of the outstanding Voting Stock. BIL has agreed in the Stockholder Agreement to vote its shares in accordance with the recommendation of the Graham-Field Board in connection with any proposal submitted to a vote of stockholders by any other stockholder of Graham-Field. Accordingly, as long as officers and directors and BIL own such a significant percentage of the outstanding Voting Stock, there will be little likelihood of ever obtaining the requisite 80% vote to remove a director or to alter, amend or repeal, or adopt any provision inconsistent with, the provisions of the Graham-Field Charter or Bylaws discussed above if any such provision is not supported by the Graham-Field Board.

     Moreover, while it is impossible to predict with any degree of certainty what impact adoption of the Stockholder Action Amendments will have on the potential realizable value of a stockholder's investment in Graham-Field, particularly in light of the myriad of factors that can and will impact value, the Graham-Field Board does not believe that implementation of these proposals ultimately will negatively impact stockholder value. It is conceivable that adoption of the Stockholder Action Amendments will discourage potential acquirors from launching certain types of unsolicited transactions aimed at taking control of Graham-Field, thereby denying stockholders the opportunity to sell their shares, potentially at a premium to current market prices, to these potential bidders. However, the Graham-Field Board has taken note of the fact that many large U.S. public corporations have adopted similar classified board structures, and that these have not deterred acquisitions of these corporations through negotiated transactions. In fact, as discussed above, the purpose of the classified board structure and the enhancements included in the Stockholder Action Amendments is to encourage those who seek control of Graham-Field to negotiate a transaction with the Graham-Field Board, thereby giving the Graham-Field Board an opportunity to resist abusive takeover tactics that might permit a change of control that does not offer value to stockholders and to structure a transaction in which all stockholders are permitted to participate. In this way, the Graham-Field Board believes that the classified board structure and the adoption of the Stockholder Action Amendments may ultimately enhance the potential realizable value of a stockholder's investment.

     The Graham-Field Charter and Bylaws contain at present no other provisions intended by Graham-Field to have or, to the knowledge of the Graham-Field Board, having an antitakeover effect. The Graham-Field Board has no current intention of soliciting a stockholder vote on any other proposals which could have such an effect. Graham-Field does have authorized 692,900 unissued shares of Graham-Field Preferred Stock (after giving effect to the issuance of the Graham-Field Series B Preferred Stock and the Graham-Field Series C Preferred Stock to BIL) and, if the Stock Amendment is adopted at the Graham-Field Special Meeting, 36,912,623 unissued and unreserved shares of Graham-Field Common Stock which could be issued without stockholder approval, except as required by applicable law or the rules of the NYSE. Although the Graham-Field Board presently has no intention of doing so, these shares could be issued (subject to applicable law and the rules of the NYSE) in certain amounts or to certain holders or, in the case of the Graham-Field Preferred Stock, in a manner (e.g., by giving them disproportionate or class voting rights), which could have the effect of discouraging takeover attempts and making it more difficult to obtain the vote required for approval of matters submitted to stockholders of Graham-Field.

     Adoption of the Stockholder Action Amendments will not affect the listing of the Graham-Field Common Stock on the NYSE.

     THE GRAHAM-FIELD BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE STOCKHOLDER ACTION AMENDMENTS.

     If any of the Stockholder Action Amendments is approved by stockholders at the Graham-Field Special Meeting, such amendment will be effected regardless of whether any of the other Stockholder Action Amendments or any other matter on which a vote is taken at the Graham-Field Special Meeting is approved or the Merger is consummated. Approval of the Stockholder Action Amendments at the Graham-Field Special Meeting is not a condition to Graham-Field's obligation under the Merger Agreement to consummate the Merger.

                AMENDMENT TO THE GRAHAM-FIELD INCENTIVE PROGRAM

     Graham-Field's Incentive Program (the "Incentive Program"), which was approved by the stockholders and became effective on July 21, 1989, and thereafter amended on June 8, 1990, June 7, 1991, June 11, 1992 and March 21, 1995, respectively, is intended to provide the Graham-Field Board flexibility to adapt the compensation of key employees in a changing business environment by making available many types of awards, greater latitude as to the measurements of performance, and allowing for certain awards to be contingent on the achievement of business objectives and/or continued employment.

     The Graham-Field Board has approved an amendment to the Incentive Program to increase by 900,000 shares the aggregate number of shares of Graham-Field Common Stock issuable under the Incentive Program from 2,100,000 to 3,000,000 (the "Incentive Program Amendment"). The terms of the Incentive Program provide that any increase in the number of shares reserved for issuance requires action on the part of the stockholders of Graham-Field. Management believes that in view of the options to be awarded to employees of E&J upon the effectiveness of the Merger in substitution for their E&J options (see "THE MERGER -- Conflicts of Interest"), the goals of the Incentive Program will be better served if additional shares are reserved under the Incentive Program; and, accordingly, proposes that the stockholders approve the Incentive Program Amendment.

  Types of Awards

     The Incentive Program permits the granting of any or all of the following types of awards: (1) stock options, including incentive stock options ("ISOs"),
(2) stock appreciation rights ("SARs"), in tandem with stock options or freestanding, (3) restricted stock, (4) directors' options to be issued pursuant to a prescribed formula, and (5) restored options.

  Shares Subject to Incentive Program

     As of September 11, 1996, 24,938 shares remained available for future grants under the Incentive Program. After giving effect to (i) the proposed amendment to the Incentive Program to increase the aggregate number of shares available for issuance under the Incentive Program by 900,000, (ii) the issuance of shares of Graham-Field Common Stock pursuant to the Merger Agreement and
(iii) the grant of substitute options to E&J employees, the number of shares of Graham-Field Common Stock underlying outstanding stock options under the Incentive Program and the additional shares available for issuance under the Incentive Program will represent approximately 7.4% of the issued and outstanding shares of Graham-Field Common Stock on a fully-diluted basis.

  Eligibility for Participation

     In addition to employee directors and officers of Graham-Field, all employees of Graham-Field are eligible for selection for participation under the Incentive Program; in addition, the outside directors of Graham-Field who are not employees are eligible to participate solely in the non-discretionary Directors' Options (as defined below) portion of the Incentive Program. The selection of participants from among employees and officers is entirely within the discretion of the Compensation Committee of the Graham-Field Board (the "Committee"). All members of the Committee are directors who are not officers or employees and, therefore, are not eligible for awards under the discretionary portions of the Incentive Program. It is not possible at the present time to indicate the number, names or positions of employees who may be selected for future participation, except outside directors who will be awarded Directors' Options, or the extent of their participation within the Incentive Program's limitations, since no determination has been made with respect to these matters.

  Administration and Amendment of Incentive Program

     The Incentive Program is administered by the Committee, except as noted below, which has the exclusive right, except as noted below, to interpret its provisions and to promulgate, amend and rescind rules and regulations for its administration. The Graham-Field Board is authorized to amend the Incentive Program, except in certain situations which would increase the maximum number of shares of Graham-Field Common Stock subject to the Incentive Program, change the manner of determining the minimum option prices, increase the periods during which options may be granted or exercised, or change the employees or class of employees eligible to receive options thereunder.

     Subject to the limitations in the Incentive Program described below, the Committee has as one of its responsibilities the annual determination of the aggregate extent to which shares of Graham-Field Common Stock or their equivalent may be awarded and bonuses may be granted to all participants in relation to the then-current year. The Committee has the further authority and responsibility for consenting to or disapproving any election of a participant to receive cash in whole or partial settlement of the exercise of an SAR.

  Incentive Program Termination Date

     The Incentive Program will terminate on the tenth anniversary of its effective date, unless terminated earlier by the Graham-Field Board or unless extended by the Graham-Field Board, after which time no incentive award grants may be authorized under the Incentive Program.

  Stock Options

     The employees to whom options are granted, the number of shares of Graham-Field Common Stock to be included in each option, the exercise price per share and the term of the option will be determined by the Committee. Options are exercisable at such time or times as determined by the Committee, but no Incentive Stock Option ("ISO") will be exercisable after the expiration of ten years from the date the option is granted. The fair market value of shares with respect to which ISOs are first exercisable in any one year as to any participant may not exceed $100,000. An option for additional shares, if any, which the granting authority may grant to an employee who in the same year has been granted the maximum permissible ISOs, would be in the form of a non-qualified stock option not intended to qualify as an ISO. Payment of the exercise price of a stock option will be made in cash, shares or other consideration in accordance with the terms of the Incentive Program and any applicable rules of the granting authority and valued at fair market value on the date of exercise.

     Options may be granted under the Incentive Program which do not qualify for special tax treatment under Section 422A of the Code. The grant of such a stock option does not result in taxable income to the recipient. Recipients who exercise such an option will recognize ordinary income in an amount equal to the difference between the option price and the fair market value of the shares. Graham-Field is not entitled to an income tax deduction with respect to the grant of such an option or the sale of stock acquired pursuant thereto. Graham-Field is permitted a deduction equal to the amount of the ordinary income the recipient is required to recognize as a result of the exercise of such an option provided applicable withholding requirements are met.

     In the case of ISOs, although no compensation income is realized upon exercise, the excess of the fair market value on the date of exercise over the option price is treated by the recipient as an item of tax preference for alternative minimum tax purposes. Graham-Field is not entitled to an income tax deduction with respect to ISOs.

  Stock Appreciation Rights (SARs)

     An SAR may be granted freestanding or in tandem with new options or previously granted options. Upon exercise, an SAR permits the holder to receive a number of shares having an aggregate value equal to any excess of the fair market value of the shares of Graham-Field Common Stock subject to the SAR over the grant price of the SAR. If the SAR was granted in tandem with a stock option, upon exercise of the SAR the option for the shares for which the SAR is exercised is surrendered. SARs granted under the Incentive Program may be settled in cash or shares of Graham-Field Common Stock at the discretion of the Committee. In the case of optionees who are employee directors or officers, any such cash election will be permitted only in compliance with the applicable rule of the SEC.

     The Incentive Program allows for the continuation of this practice so that the SAR may be deemed to have been exercised at the close of business on the business day preceding the expiration of the SAR or related option when such SAR has positive value and the expiration would have been caused by the passage of ten years from the date of grant, five years from normal termination, or any earlier period specified by the grant.

     In the case of SARs granted either freestanding or in tandem with an option, Graham-Field is of the opinion that the employee will not realize any compensation income at the time of grant. However, the fair market value of stock or cash delivered pursuant to the exercise of such SARs will be treated as compensation income taxable to the employee at the time of exercise, and Graham-Field will be entitled to a deduction under the Code at the time and equal to the amount of compensation income that is realized by the employee.

  Restricted Stock

     The Incentive Program allows awards of restricted stock, either at no cost to the recipient or for such cost as specified by the grant. Restricted stock may not be disposed of by the recipient until the restrictions specified in the award expire. The recipient will have, with respect to restricted stock, all of the rights of a stockholder of Graham-Field, including the right to vote the shares, and the right to receive any cash dividends, unless otherwise specified by the grant. Unless waived in whole or in part by the Committee, if employment of a holder of record of restricted stock terminates but does not terminate normally, all shares of restricted stock then held and still subject to restriction will be forfeited by such holder and reacquired by Graham-Field.

     In the case of restricted stock, Graham-Field is of the opinion that the recipient will realize compensation income in an amount equal to the fair market value of such stock less any amount paid for such stock at a time when the recipient's rights with respect to such stock are no longer subject to a substantial risk of forfeiture, unless the recipient otherwise elects pursuant to a special election provided in the Code. Dividends paid to the recipient during a period of restriction will be taxable as compensation income unless the election referred to in the preceding sentence has been made. Graham-Field is also of the opinion that it will be entitled to a deduction under the Code at the time and equal to the amount of compensation income that is realized by the recipient provided applicable withholding requirements are met.

  Directors' Options

     The Incentive Program allows awards of options to directors ("Directors' Options") who are neither employees nor officers of Graham-Field or any of its subsidiaries. All administrative powers of the Committee with respect to Directors' Options may be exercised, in the discretion of the Graham-Field Board, by an Alternate Committee composed of two or more persons not eligible to receive Directors' Options.

     At present, Directors' Options are granted automatically as of January 2 each year that the Incentive Program is in effect to each qualified director. Each Directors' Option entitles the qualifying director to whom it is granted to purchase 10,000 shares of Graham-Field Common Stock at an option price equal to the fair market value of the Graham-Field Common Stock on the date of grant. Directors' Options vest at the rate of one-third (1/3) of each grant annually.

  Restored Options

     The Incentive Program permits Graham-Field to grant "Restored Options" to a participant in the Incentive Program who has previously been granted stock options, and who has satisfied the exercise price of an option, or the tax obligation incurred as a result of the exercise of an option, with previously-acquired shares of Graham-Field Common Stock.

     The Incentive Program permits Graham-Field to include a "Restored Option" feature in option agreements entered into between the participant and Graham-Field. This feature enables a participant who exercises an option by exchanging (either actually or constructively) previously-acquired Graham-Field Common Stock to receive a new option, exercisable at the then market value, for the same number of shares as were exchanged in payment. In addition, to the extent that shares are withheld by Graham-Field in a stock-for-stock exercise in satisfaction of a participant's tax obligations, Graham-Field, at its discretion, may issue a new option equal to the number of shares so withheld which are exercisable at the then fair market value of a share of Graham-Field Common Stock. Thus, the participant may make a stock-for-stock exercise without necessarily suffering dilution in his ownership of the Graham-Field Common Stock. At the same time, the participant will be able to participate fully in any future appreciation in the Graham-Field Common Stock, as if the original option had been exercised for cash.

     A Restored Option will have terms substantially similar to the original option, except that it will have an exercise price equal to the fair market value of a share of Graham-Field Common Stock on the date the Restored Option is granted.

     There are no federal income tax consequences to either the participant or Graham-Field upon the grant of a Restored Option. When a Restored Option is exercised for cash, the participant is taxed on the difference between the option price and the market value of the stock received. Graham-Field's tax deduction equals the compensation income recognized by the participant. When a participant exercises a Restored Option by using previously acquired Graham-Field Common Stock, it is treated as a two-part transaction for federal income tax purposes: part tax-free exchange and part taxable exercise. To the extent the fair market value of the shares surrendered equals the fair market value of the shares received on exercise, no taxable gain is recognized, and the tax basis in the acquired shares is equal to the tax basis the participant had in the surrendered shares. The fair market value of the shares of Graham-Field Common Stock received in the exchange in excess of the fair market value of the shares surrendered is subject to taxation, and would have a tax basis equal to the amount the participant includes in income. Graham-Field's tax deduction equals the taxable income recognized by the participant.

  Adjustments

     In the event of any stock split, stock dividend or other relevant change in capitalization, appropriate adjustment will be made in the number of shares and the purchase price per share, if any, under any outstanding awards granted under the Incentive Program and in determining whether a particular award may thereafter be granted.

  Additional General Provisions

     No termination, suspension, modification or amendment of the Incentive Program may adversely affect the rights of any recipient without his consent.

     The Incentive Program also authorizes the Committee to amend the terms of any outstanding award to secure compliance with applicable law, or so long as such amendment comports with the Incentive Program, with the consent of the participant. The Committee may adopt rules concerning the withholding of taxes payable by the participant.

     THE GRAHAM-FIELD BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE INCENTIVE PROGRAM AMENDMENT.

     In the event that the Merger is not consummated for any reason, the Incentive Program Amendment will not be effected, even if approved by the stockholders at the Graham-Field Special Meeting. Approval of the Incentive Program Amendment at the Graham-Field Special Meeting is a condition to Graham-Field's obligation under the Merger Agreement to consummate the Merger.

                 STOCKHOLDER PROPOSALS FOR 1997 ANNUAL MEETINGS

     Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in Graham-Field's proxy statement for consideration at the 1997 annual meeting of its stockholders by submitting their proposals to Graham-Field in a timely manner. In order to be so included for the 1997 Annual Meeting, stockholder proposals must be received by Graham-Field no later than January 14, 1997, and must otherwise comply with the requirements of Rule 14a-8.

     Pursuant to Graham-Field's Bylaws, any stockholder entitled to vote for the election of directors may nominate persons for election as directors only if written notice of such stockholder's intent to make such nomination is given either by personal delivery or by the United States mail, postage prepaid, to the Secretary of Graham-Field not later than one hundred twenty (120) days in advance of Graham-Field's annual meeting of stockholders.

     All notices of proposals by stockholders, whether or not to be included in Graham-Field's proxy materials, should be sent to the attention of the Secretary of Graham-Field at 400 Rabro Drive East, Hauppauge, New York 11788.

     If the Merger is not consummated prior to the 1997 Annual Meeting of Stockholders of E&J, in order to be included in the proxy materials for such meeting, stockholder proposals must be received by E&J no later than January 5, 1997.

                                 LEGAL MATTERS

     The legality of the securities of Graham-Field to be issued pursuant to the Merger Agreement is being passed upon for Graham-Field by Milbank, Tweed, Hadley & McCloy.

     Certain tax matters in connection with the Merger are being passed upon for E&J by Bryan Cave LLP.

                                    EXPERTS

     The consolidated financial statements and schedule of Graham-Field appearing in Graham-Field's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The audited consolidated financial statements of E&J included in this Joint Proxy Statement/Prospectus have been audited by Price Waterhouse LLP, independent public accountants, as indicated in their report with respect thereto which appears elsewhere herein, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

     Representatives of Ernst & Young LLP and Price Waterhouse LLP are expected to be present at the Graham-Field Special Meeting and the E&J Special Meeting, respectively, and will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions.

                          INDEX TO FINANCIAL STATEMENTS
                      EVEREST & JENNINGS INTERNATIONAL LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:

Report of Independent Accountants ......................................    F-2
Consolidated Statements of Operations for the years ended December
  31, 1995, 1994 and 1993 ..............................................    F-3
Consolidated Balance Sheets as of December 31, 1995 and 1994 ...........    F-4
Consolidated Statements of Stockholders' Deficit for the three-year
  period ended December 31, 1995 .......................................    F-6
Consolidated Statements of Cash Flows for the years ended December
  31, 1995, 1994 and 1993 ..............................................    F-9
Notes to Consolidated Financial Statements .............................    F-11

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Statements of Operations for the six months ended
  June 30, 1996 and 1995 ...............................................    F-30
Consolidated Balance Sheets as of June 30, 1996 and December 31, 1995 .. F-31 Consolidated Statement of Stockholders' Deficit for the six months
  ended June 30, 1996 ..................................................    F-33
Consolidated Statements of Cash Flows for the six months ended
  June 30, 1996 and 1995 ...............................................    F-34
Notes to Unaudited Consolidated Financial Statements ...................    F-35

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of Everest & Jennings International Ltd.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Everest & Jennings International Ltd. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICE WATERHOUSE LLP
St. Louis, Missouri
March 15, 1996, except as to the tenth
paragraph of Note 3, which
is as of June 4, 1996

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Dollars in thousands except per-share data)

                                                                 Year Ended December 31,
                                                       -----------------------------------------
                                                           1995           1994           1993
                                                       -----------    -----------    -----------
Revenues ...........................................   $    74,627    $    79,438    $    94,459
Cost of sales ......................................        58,597         65,888         83,825
                                                       -----------    -----------    -----------
     Gross profit ..................................        16,030         13,550         10,634
                                                       -----------    -----------    -----------
Selling expenses ...................................        11,006         12,448         18,777
General and administrative expenses ................         5,527          6,519         16,441
Research & development expenses (Note 5) ...........         1,123          1,885         10,764
Restructuring expenses (Note 2) ....................          --             --           15,104
                                                       -----------    -----------    -----------
     Total operating expenses ......................        17,656         20,852         61,086
                                                       -----------    -----------    -----------
     Loss from operations ..........................        (1,626)        (7,302)       (50,452)
                                                       -----------    -----------    -----------
Other expense:
     Interest expense, BIL (Note 7) ................        (1,669)          (897)        (2,585)
     Interest expense, other .......................        (2,061)        (1,722)        (2,487)
                                                       -----------    -----------    -----------
Other expense, net .................................        (3,730)        (2,619)        (5,072)
                                                       -----------    -----------    -----------
     Loss from operations before income taxes ......        (5,356)        (9,921)       (55,524)
Income tax provision (benefit) (Note 8) ............            96           (162)           173
                                                       -----------    -----------    -----------
     Net loss ......................................   $    (5,452)   $    (9,759)   $    (55,697)
                                                       ===========    ===========    ============
Loss per share .....................................   $     (0.75)   $     (1.35)   $     (59.61)
                                                       ===========    ===========    ============
Weighted average number of Common Shares outstanding     7,227,281      7,220,121        934,387
                                                       ===========    ===========    ============

              The accompanying Notes are an integral part of these
                        Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                       December 31   December 31
                                                          1995          1994
                                                       -----------  ------------
                        Assets
CURRENT ASSETS:
  Cash and cash equivalents ..........................    $    117     $    513
  Accounts receivable, less allowance for doubtful
    accounts of $1,847 and $2,088, respectively
    (Note 4) .........................................      16,952       18,894
  Inventories (Notes 4 and 9) ........................      19,570       20,449
  Assets held for sale (Notes 1 and 4) ...............        --         11,289
  Other current assets ...............................       1,299        1,444
                                                          --------     --------
       Total current assets ..........................      37,938       52,589
                                                          --------     --------
PROPERTY, PLANT AND EQUIPMENT (Note 4):
  Land ...............................................         261          237
  Buildings and improvements .........................       4,500        4,056
  Machinery and equipment ............................      15,380       14,636
                                                          --------     --------
                                                            20,141       18,929
  Less accumulated depreciation and amortization .....     (12,992)     (10,994)
                                                          --------     --------
       Property, plant and equipment, net ............       7,149        7,935
NOTES RECEIVABLE (Note 4) ............................       2,524         --
INTANGIBLE ASSETS, NET (Note 3) ......................         402          710
OTHER ASSETS .........................................         217          335
                                                          --------     --------
TOTAL ASSETS .........................................    $ 48,230     $ 61,569
                                                          ========     ========

              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS--(Continued)
                  (Dollars in thousands except per share data)

                                                                                  December 31  December 31
                                                                                     1995         1994
                                                                                  -----------  -----------
                      Liabilities and Stockholders' Deficit
CURRENT LIABILITIES:
  Short-term borrowings and current installments of long-term debt of $1,089 and
    $2,600, respectively (Note 7) ..............................................   $   4,473    $  11,155
  Short-term borrowings from BIL (Note 7) ......................................        --          6,503
  Accounts payable .............................................................       8,361       11,958
  Accrued payroll costs ........................................................       6,327        7,900
  Accrued interest, BIL (Note 7) ...............................................       2,629          960
  Accrued expenses .............................................................       5,310        9,612
  Accrued restructuring expenses (Notes 1, 2 and 4) ............................         659        4,476
                                                                                   ---------    ---------
       Total current liabilities ...............................................      27,759       52,564
                                                                                   ---------    ---------
LONG-TERM DEBT, NET OF CURRENT PORTION (Note 7) ................................      22,370       12,968
LONG-TERM BORROWINGS FROM BIL (Note 7) .........................................      21,103       12,000
OTHER LONG-TERM LIABILITIES ....................................................         130          218
COMMITMENTS AND CONTINGENCIES (Notes 12 and 13) STOCKHOLDERS' DEFICIT (Notes 6
and 10):
  Series A Convertible Preferred Stock .........................................      13,175       12,087
  Series B Convertible Preferred Stock .........................................       1,317        1,317
  Series C Convertible Preferred Stock .........................................      20,000       20,000
  Single Class Common Stock, par value: $.10; authorized 12,000,000 shares .....         722          722
  Additional paid-in capital ...................................................     105,608      105,595
  Accumulated deficit ..........................................................    (159,793)    (153,228)
  Minimum pension liability adjustment .........................................      (3,264)      (1,812)
  Cumulative translation adjustments ...........................................        (897)        (862)
                                                                                   ---------    ---------
       Total stockholders' deficit .............................................     (23,132)     (16,181)
                                                                                   ---------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT ....................................   $  48,230    $  61,569
                                                                                   =========    =========


              The accompanying Notes are an integral part of these
                        Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1995
                             (Dollars in thousands)


                                          Series A                Series B               Series C
                                         Convertible            Convertible             Convertible              Class A *
                                       Preferred Stock        Preferred Stock         Preferred Stock          Common Stock
                                    ---------------------  ----------------------  ---------------------  -----------------------
                                      Shares     Amount     Shares      Amount       Shares     Amount      Shares      Amount
                                    ----------  ---------  ---------  -----------  ----------  ---------  ----------  -----------
Balance at December 31, 1992......   6,075,419  $  10,174    786,357   $   1,317         --    $    --       679,285   $      68
Common Stock Issued...............        --         --         --          --           --         --         5,333        --
Reclassification of Common
  Stock*..........................        --         --         --          --           --         --       235,342          24
Preferred Stock Issued--Debt
  Conversion......................        --         --         --          --     20,000,000     20,000        --          --
Common Stock Issued--Debt
  Conversion......................        --         --         --          --           --         --     5,500,000         550
Stock Issuance Costs--Debt
  Conversion......................        --         --         --          --           --         --          --          --
Common Stock Issued--MCT
  Acquisition.....................        --         --         --          --           --         --       800,000          80
Pay-in-kind dividends on Series A
Convertible Preferred Stock.......     546,787        915       --          --           --         --          --          --
Net loss..........................        --         --         --          --           --         --          --          --
Adjustment for Pension
  Liability.......................        --         --         --          --           --         --          --          --
Translation adjustments...........        --         --         --          --           --         --          --          --
                                     ---------  ---------    -------   ---------   ----------  ---------   ---------   ---------
Balance at December 31, 1993......   6,622,206  $  11,089    786,357   $   1,317   20,000,000  $  20,000   7,219,961   $     722
                                     =========  =========    =======   =========   ==========  =========   =========   =========

                                          Class B *                                  Minimum
                                        Common Stock       Additional    Accumu-     Pension    Cumulative
                                    ---------------------    Paid-in      lated     Liability   Translation
                                      Shares     Amount      Capital     Deficit   Adjustment   Adjustments    Total
                                    ----------  ---------  -----------  ---------  -----------  -----------  ---------
Balance at December 31, 1992......   2,353,427  $      24   $  43,708   $ (85,585)  $    --      $    (504)  $ (30,798)
Common Stock Issued...............        --         --          --          --          --           --          --
Reclassification of Common
  Stock*..........................  (2,353,427)       (24)       --          --          --           --          --
Preferred Stock Issued--Debt
  Conversion......................                   --          --          --          --           --        20,000
Common Stock Issued--Debt
Conversion........................                   --        54,450        --          --           --        55,000
Stock Issuance Costs--Debt
  Conversion......................                   --          (500)       --          --           --          (500)
Common Stock Issued--MCT
  Acquisition.....................                   --         7,920        --          --           --         8,000
Pay-in-kind dividends on Series A
  Convertible Preferred Stock.....        --         --          --        (1,167)       --           --          (252)
Net loss..........................        --         --          --       (55,697)       --           --       (55,697)
Adjustment for Pension
  Liability.......................        --         --          --          --        (2,606)        --        (2,606)
Translation adjustments...........        --         --          --          --          --           (155)       (155)
                                    ----------  ---------   ---------   ---------   ---------    ---------   ---------
Balance at December 31, 1993......         -0-  $     -0-   $ 105,578   $(142,449)  $  (2,606)   $    (659)  $  (7,008)
                                    ==========  =========   =========   =========   =========    =========   =========


---------------
* Effective November 18, 1993, Class A Common Stock and Class B Common Stock were combined into a single class Common Stock.

              The accompanying Notes are an integral part of these
                        Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (Continued)
                FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1995
                             (Dollars in thousands)


                                                             Series A               Series B               Series C
                                                           Convertible            Convertible             Convertible
                                                         Preferred Stock        Preferred Stock         Preferred Stock
                                                       --------------------  ----------------------  ---------------------
                                                        Shares     Amount     Shares      Amount       Shares     Amount
                                                       ---------  ---------  ---------  -----------  ----------  ---------
Balance at December 31, 1993.........................  6,622,206  $  11,089    786,357   $   1,317   20,000,000  $  20,000
Common Stock issued for Exercised Stock Options......       --         --         --          --           --         --
Pay-in-kind dividends on Series A Convertible
  Preferred Stock....................................    595,998        998       --          --           --         --
Net loss.............................................       --         --         --          --           --         --
Adjustment for Pension Liability.....................       --         --         --          --           --         --
Translation adjustments..............................       --         --         --          --           --         --
                                                       ---------  ---------  ---------  -----------  ----------  ---------
Balance at December 31, 1994.........................  7,218,204  $  12,087    786,357   $   1,317   20,000,000  $  20,000
                                                       =========  =========    =======   =========   ==========  =========

                                                                                                          Minimum
                                                            Common Stock        Additional    Accumu-     Pension     Cumulative
                                                       -----------------------    Paid-in      lated     Liability    Translation
                                                         Shares      Amount       Capital     Deficit   Adjustment    Adjustments
                                                       ----------  -----------  -----------  ---------  -----------  -------------
Balance at December 31, 1993.........................   7,219,961   $     722    $ 105,578   $(142,449)  $  (2,606)    $    (659)
Common Stock issued for Exercised Stock Options......       5,820        --             17        --          --            --
Pay-in-kind dividends on Series A Convertible
  Preferred Stock....................................        --          --           --        (1,020)       --            --
Net loss.............................................        --          --           --        (9,759)       --            --
Adjustment for Pension Liability.....................        --          --           --          --           794          --
Translation adjustments..............................        --          --           --          --          --            (203)
                                                        ---------   ---------    ---------   ---------   ---------     ---------
Balance at December 31, 1994.........................   7,225,781   $     722    $ 105,595   $(153,228)  $  (1,812)    $    (862)
                                                        =========   =========    =========   =========   =========     =========


                                                         Total
                                                       ---------
Balance at December 31, 1993.........................  $  (7,008)
Common Stock issued for Exercised Stock Options......         17
Pay-in-kind dividends on Series A Convertible
  Preferred Stock....................................        (22)
Net loss.............................................     (9,759)
Adjustment for Pension Liability.....................        794
Translation adjustments..............................       (203)
                                                       ---------
Balance at December 31, 1994.........................  $ (16,181)
                                                       =========

              The accompanying Notes are an integral part of these
                        Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (Continued)
               FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1995
                             (Dollars in thousands)


                                                             Series A               Series B               Series C
                                                           Convertible            Convertible             Convertible
                                                         Preferred Stock        Preferred Stock         Preferred Stock
                                                       --------------------  ----------------------  ---------------------
                                                        Shares     Amount     Shares      Amount       Shares     Amount
                                                       ---------  ---------  ---------  -----------  ----------  ---------
Balance at December 31, 1994.........................  7,218,204  $  12,087    786,357   $   1,317   20,000,000  $  20,000
Common Stock issued for Exercised Stock Options......     --         --         --          --           --         --
Pay-in-kind dividends on Series A Convertible
  Preferred Stock....................................    649,638      1,088     --          --           --         --
Net loss.............................................     --         --         --          --           --         --
Adjustment for Pension Liability.....................     --         --         --          --           --         --
Translation adjustments..............................     --         --         --          --           --         --
                                                       ---------  ---------    -------   ---------   ----------  ---------
Balance at December 31, 1995.........................  7,867,842  $  13,175    786,357   $   1,317   20,000,000  $  20,000
                                                       =========  =========    =======   =========   ==========  =========

                                                                                                          Minimum
                                                            Common Stock        Additional    Accumu-     Pension     Cumulative
                                                       -----------------------    Paid-in      lated     Liability    Translation
                                                         Shares      Amount       Capital     Deficit   Adjustment    Adjustments
                                                       ----------  -----------  -----------  ---------  -----------  -------------
Balance at December 31, 1994.........................   7,225,781   $     722    $ 105,595   $(153,228)  $  (1,812)    $    (862)
Common Stock issued for Exercised Stock Options......       2,283      --               13      --          --            --
Pay-in-kind dividends on Series A Convertible
  Preferred Stock....................................      --          --           --          (1,113)     --            --
Net loss.............................................      --          --           --          (5,452)     --            --
Adjustment for Pension Liability.....................      --          --           --          --          (1,452)       --
Translation adjustments..............................      --          --           --          --          --               (35)
                                                        ---------   ---------    ---------   ---------   ---------     ---------
Balance at December 31, 1995.........................   7,228,064   $     722    $ 105,608   $(159,793)  $  (3,264)    $    (897)
                                                        =========   =========    =========   =========   =========     =========


                                                         Total
                                                       ---------
Balance at December 31, 1994.........................  $ (16,181)
Common Stock issued for Exercised Stock Options......         13
Pay-in-kind dividends on Series A Convertible
  Preferred Stock....................................        (25)
Net loss.............................................     (5,452)
Adjustment for Pension Liability.....................     (1,452)
Translation adjustments..............................        (35)
                                                       ---------
Balance at December 31, 1995.........................  $ (23,132)
                                                       =========


              The accompanying Notes are an integral part of these
                        Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)



                                                                                    Year Ended December 31,
                                                                                --------------------------------
                                                                                  1995       1994        1993
                                                                                ---------  ---------  ----------
Cash flows from operating activities:
  Net loss ..................................................................   $ (5,452)   $ (9,759)   $(55,697)
  Adjustments to reconcile net loss to cash used in operating activities:
     Depreciation and amortization ..........................................      2,153       1,978       2,637
     Charge for in-process R&D on MCT acquisition ...........................       --          --         9,764
  Restructuring expenses (Note 2):
     Reserve on disposition of Smith & Davis institutional business .........       --          --        13,000
     Net increase (decrease) in certain accrued expenses ....................     (3,817)     (2,262)        245
  Changes in operating assets and liabilities, net of effects of the 1993 MCT acquisition (Note 5):
     Accounts receivable ....................................................      3,069      (1,800)     (1,652)
     Inventories ............................................................       (107)     (2,329)      2,336
     Accounts payable .......................................................     (1,357)      3,699      (9,268)
     Accrued interest, BIL ..................................................      1,669         775       2,409
     Accrued expenses .......................................................     (6,138)     (2,277)      1,421
       Other, net ...........................................................        319        (140)        817
                                                                                --------    --------    --------
  Cash used in operating activities .........................................     (9,661)    (12,115)    (33,988)
                                                                                --------    --------    --------
Cash flows from investing activities:
  Capital expenditures, net .................................................       (772)     (1,463)       (955)
  MCT acquisition, net of cash acquired .....................................       --          --        (1,833)
  Proceeds from sale of assets held for sale ................................      4,518        --          --
  Receipt of principal of notes receivable ..................................        309        --          --
                                                                                --------    --------    --------
  Cash provided by (used in) investing activities ...........................      4,055      (1,463)     (2,788)
                                                                                --------    --------    --------
Cash flows from financing activities:
  Advances from BIL (Note 7) ................................................      5,600      13,701      45,795
  Repayments to BIL (Note 7) ................................................     (3,000)       --          --
  Increase (decrease) in short-term and long-term borrowings, net ...........      2,720      (1,371)     (6,326)
  Costs pertaining to equity conversion .....................................       --          --          (500)
  Exercise of Common Stock Option ...........................................         13          17        --
  Changes in other long-term liabilities ....................................        (88)       --          (311)
                                                                                --------    --------    --------
  Cash provided by financing activities .....................................      5,245      12,347      38,658
                                                                                --------    --------    --------
Effect of exchange rate changes on cash flows ...............................        (35)       (128)       (155)
                                                                                --------    --------    --------
Increase (decrease) in cash balance .........................................       (396)     (1,359)      1,727
Cash and cash equivalents at beginning of year ..............................        513       1,872         145
                                                                                --------    --------    --------
Cash and cash equivalents at end of year ....................................   $    117    $    513    $  1,872
                                                                                ========    ========    ========


              The accompanying Notes are an integral part of these
                        Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                             (Dollars in thousands)



                                               Year Ended December 31,
                                           -------------------------------
                                             1995       1994       1993
                                           ---------  ---------  ---------
Supplemental cash flow information:
  Cash paid for interest.................  $   2,111  $   1,675  $   2,611
  Cash paid for income taxes.............        216        142        164


Supplemental information for noncash financing and investing activities:

     During 1995, the Company sold the Smith & Davis Institutional Business for proceeds that included approximately $4.5 million in cash (which was used to repay debt), $2.7 million in assumption of liabilities, and notes valued at approximately $2.1 million.

     Effective as of December 31, 1993, a Common Stock Note in the principal amount of $55,000 was converted into 5,500,000 shares of Common Stock and a Preferred Stock Note in the principal amount of $20,000 was converted into 20,000,000 shares of Series C Convertible Preferred Stock.

     In accordance with SFAS No. 87, the Company recorded an additional minimum pension liability for underfunded plans of $2,606 at December 31, 1993 (Note
11). This amount was adjusted to $1,812 at December 31, 1994. As of December 31, 1995 this amount was increased to $3,264 due to a decrease in the discount rate utilized to determine the liability.

     During 1993, the Company entered into new capital lease agreements of $2,465 for a new computer and phone system.

              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Dollars in thousands, except as noted and per-share data)

NOTE 1--CORPORATE RESTRUCTURING

     Everest & Jennings International Ltd. ("E&J" or the "Company") through its subsidiaries manufactures wheelchairs and distributes homecare beds. Effective in the fourth quarter of 1993, the Company adopted a plan to dispose of Smith & Davis' hospital and nursing home bed and institutional casegoods businesses (the "Institutional Business") and recorded a reserve of $13 million to write down the assets of the Institutional Business to their estimated net realizable values and for the estimated operating losses during the phase out period and the estimated costs of disposition. See Note 2-- Restructuring Expenses and Note 4--Assets Held for Sale. Pursuant to an Asset Purchase Agreement dated February 15, 1995, the Company sold the Institutional Business effective April 4, 1995. The proceeds consisted of approximately $4.5 million in cash (which was used to repay debt), $2.7 million in assumption of liabilities, and notes valued at approximately $2.1 million. The reduction in accrued restructuring expense since December 31, 1994 primarily reflects changes in estimates, adjustments and the payment of disposal costs related to the sale.

     Since 1989 the Company has incurred substantial financial losses in a continuing effort to restructure its operations with the objective of improving its competitive position within the durable medical equipment industry. Restructuring activities to date have included asset sales, significant reductions in headcount, salaries and fringe benefits, plant closures and consolidations, product line rationalization, debt to equity conversion and outsourcing of manufacturing operations. In 1992 the Company relocated its corporate headquarters and principal wheelchair manufacturing operations from California to Missouri. The relocation facilitated the consolidation of corporate offices and other key administrative, sales/marketing, and technical functions with existing Company operations in the St. Louis area. In October, 1993, the Company transferred its data processing operations from California to Missouri, which represented the final step in the Company's relocation. Additionally, the Company continues to analyze its cost structure and operating efficiencies for potential savings.

     On September 30, 1992, the Company finalized a $20 million revolving credit facility with The Hongkong and Shanghai Banking Corporation Limited--Chicago Branch ("HSBC"). The repayment of the HSBC facility has been guaranteed by Brierley Investments Limited, an affiliate of BIL (Far East Holdings) Limited ("BIL"), currently the Company's majority shareholder. From the proceeds of the HSBC facility, $11 million was utilized to repay advances previously made by BIL. The remaining proceeds were used to fund restructuring expenses, to replace existing letters of credit and for working capital purposes. In December 1995, the revolving credit facility was amended to allow borrowings of up to $25 million. See Note 7--Debt.

     Through September 30, 1993, BIL provided the Company with $43.3 of additional funding beyond the amounts available under the HSBC credit line. As of September 30, 1993, the Company and BIL entered into a Debt Conversion Agreement, which provided, in part, for the conversion of $75,000,000 of short-term indebtedness and accrued interest into equity. See Note 6--Debt Restructuring and Conversion. From October 1, 1993 to December 31, 1995, BIL advanced $27.4 million to the Company to fund operating losses and previously accrued restructuring charges. See Note 7--Debt for details as to the Company's indebtedness to BIL and other lenders. At December 31, 1995, the total amount of outstanding advances from BIL was $21.1.

     The Company's 1995 and 1994 revenues and operating results were negatively impacted by ongoing price competition. Long lead times and shipping delays due to start-up inefficiencies in manufacturing operations adversely impacted customer confidence. Management continues to address

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 1--CORPORATE RESTRUCTURING--(Continued)

the Company's problems with manufacturing and shipment delays. Additionally, the Company continues to address the rationalization of its production facilities in the US, Canada and Mexico and the increased outsourcing of products and product components, which the Company expects will lower its production costs. Order rates, margins and market share must increase, production and operating costs must be further reduced and customer confidence must continue to be restored if the Company is to generate the cash flow necessary to fund its debt service and operations on a continuing basis and to achieve profitability. Although the Company has programs in place which are designed to address these issues, there is no assurance that such programs will achieve their objectives.

     The accompanying consolidated financial statements have been prepared under the going concern concept. The going concern concept anticipates an entity will continue in its present form and, accordingly, uses the historical cost basis to prepare financial statements. The Company has incurred substantial restructuring expenses and recurring operating losses and has a net capital deficiency at December 31, 1995. No assurance can be made that the Company will successfully emerge from or complete its restructuring activities.

NOTE 2--RESTRUCTURING EXPENSES

     As disclosed in Note 1, the Company sold the Institutional Business of its Smith & Davis subsidiary effective April 4, 1995. At December 31, 1993 the Company had prepared estimates of the net realizable value of related assets to be sold (see Note 4--Assets Held for Sale) and other costs directly associated with the decision to dispose of such business along with operating losses expected to be incurred until the business was sold. No additional provision was required to the amount discussed below which was recorded in 1993 relative to the disposal of the Institutional Business. The proceeds from the sale of the Institutional Business were used primarily to reduce debt.

     During the fourth quarter of 1993, the Company recorded $15.1 million of restructuring expenses in connection with the consolidation of manufacturing and distribution facilities in the United States and Canada ($2.1 million) and the sale of the Smith & Davis Institutional Business ($13 million). The charge with respect to the manufacturing and distribution facilities primarily relates to the termination of various facilities leases. The amount recorded for the sale of the Institutional Business was as follows:

Reduction of assets to estimated net realizable values........  $  10.0 million
Estimated operating losses during phase-out period............      1.3 million
Disposal costs, including transaction costs...................      1.7 million
                                                                ---------------
                                                                $  13.0 million
                                                                ===============

     The reduction of assets to estimated net realizable value is mainly attributable to intangible assets and property, plant and equipment.

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(Continued)

and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's principal subsidiaries include Everest & Jennings, Inc. located in St. Louis, Missouri; Everest & Jennings Canadian Limited located in Toronto, Canada; Everest & Jennings de Mexico, S.A. de C.V. located in Guadalajara, Mexico; and Smith & Davis Manufacturing Company, also located in St. Louis, Missouri. Net assets of the foreign subsidiaries totalled $3,154 as of December 31, 1995. All significant intercompany accounts and transactions have been eliminated.

     CASH AND CASH EQUIVALENTS: The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents and, therefore, includes such investments as cash and cash equivalents in its consolidated financial statements.

     VALUATION OF INVENTORIES: Inventories are stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market. Inventory costs consist of material cost, labor cost and manufacturing overhead.

     PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are carried at cost except for certain assets held for sale which were written down in value in anticipation of their being sold (see Note 2--Restructuring Expenses and Note 4--Assets Held for Sale). Provisions for depreciation and amortization are determined using the straight-line method based upon the estimated useful life of the asset, with asset lives ranging from one to forty years. Leasehold improvements are amortized over the life of the related lease.

     INVESTMENT IN JOINT VENTURE: On August 15, 1990, the Company entered into a joint venture agreement with an Indonesian company. The Company contributed fixed assets valued at $300 to the joint venture in exchange for 30% of the joint venture's outstanding common stock. Due to continued losses experienced by the joint venture, the Company wrote off this investment in 1993 and sold its remaining interest in 1996, resulting in an immaterial impact on the Consolidated Financial Statements.

     EXCESS OF INVESTMENT OVER NET ASSETS ACQUIRED: Intangible assets, net, includes primarily the excess of cost over net assets acquired (goodwill) of Medical Composite Technology, Inc. of $900, which is being amortized using the straight-line method over a period of three years. See Note 5--Acquisition.

     INCOME TAXES: The Company utilizes an asset and liability approach in accounting for income taxes and requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Since it is unlikely that the Company will realize the future tax benefits of the net deferred tax asset due to its substantial net operating losses, a valuation allowance has been established for the full amount.

     LOSS PER SHARE: Loss per share for each of the years in the three-year period ended December 31, 1995 is calculated based on the weighted average number of the combined shares of both

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(Continued) Class A and Class B Common Stock outstanding during the periods, and the weighted average number of shares of single class Common Stock outstanding after November 18, 1993.

     On June 4, 1996, the Company's shareholders approved a one-for-ten reverse stock split, effective June 6, 1996. The stated par value of one share of common stock was changed from $.01 to $.10 as a result of the stock split. All references in the consolidated financial statements to average number of shares outstanding and related prices, per share amounts and stock option plan data have been restated to reflect the reverse stock split.

     CONCENTRATION OF CREDIT RISK: The Company sells its products to customers in the healthcare industry, primarily in North America. Third party reimbursement through private or governmental insurance programs and managed care programs impacts a significant component of the Company's business. Concentration of credit risk with respect to trade receivables is limited due to the size of the customer base and its dispersion. The Company performs on-going credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

     Net sales by product line for each year of the three year period ended December 31, 1995 are as follows:

                                                   Year Ended December 31,
                                               -------------------------------
                                                 1995       1994       1993
                                               ---------  ---------  ---------
Net sales, durable medical products:
Wheelchairs..................................  $  59,762  $  63,819  $  61,750
Beds and Accessories.........................     10,265      9,098     29,266
Other........................................      4,600      6,521      3,443
                                               ---------  ---------  ---------
                                               $  74,627  $  79,438  $  94,459
                                               =========  =========  =========

     Export sales to unaffiliated customers by domestic operations in the United States are not significant. No single customer accounts for 10% or more of the consolidated revenues.

     The Company currently buys ready-to-assemble wheelchair kits, an important component of its products, from one supplier. A change in suppliers could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely. However, the Company believes that numerous alternative supply sources are available for these materials.

     FOREIGN CURRENCY TRANSLATION: The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated at year-end exchange rates. Revenues and expenses are translated at the average exchange rate for each year. The resulting translation adjustments for each year are recorded as a separate component of stockholders' equity. All foreign currency transaction gains and losses are included in the determination of income and are not significant.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), which addresses accounting for stock option, purchase and award plans. The Company will adopt SFAS 123 in 1996 and will then have the option of valuing stock compensation using either the "fair value based method" or the "intrinsic value based

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(Continued)

method". The Company anticipates that, when adopted, SFAS 123 will have no material effect on its financial position or results of operations.

     RECLASSIFICATION: Certain reclassifications (beginning in 1994) including the reclassification of shipping and distribution costs from operating expenses to cost of sales have been made to prior period consolidated financial statements to conform with current period presentation. The reclassifications have no effect on loss from operations and net loss as previously reported.

NOTE 4--ASSETS HELD FOR SALE

     Pursuant to an Asset Purchase Agreement dated February 15, 1995, the Company sold the Smith & Davis Institutional Business effective April 4, 1995. The proceeds consisted of approximately $4.5 million in cash (which was used to repay debt), $2.7 million in assumption of liabilities, and notes valued at approximately $2.1 million; $0.2 million of such notes were repaid in 1995 with the remainder expected to be repaid in 1996.

     Net assets held for sale of the Institutional Business consisted of the items in the following table as of December 31, 1994 (stated at estimated net realizable values). The value of these assets approximated the net proceeds from the sale of the Institutional Business on the sale date of April 4, 1995.

                                                             December 31, 1994
                                                             ------------------
Accounts receivable........................................      $    4,099
Inventories................................................           4,298
Land and buildings.........................................           1,350
Machinery & equipment......................................           1,200
Other assets...............................................             342
                                                                 ----------
     Total assets held for sale............................      $   11,289
                                                                 ==========

     Revenues of the Institutional Business and related costs were included in the consolidated results of the Company in years prior to 1994. The 1993 restructuring provision included an estimate of losses to be incurred during the phase-out period. During the phase out period commencing January 1, 1994 through the disposal date (April 4, 1995), the results of the Smith & Davis Institutional Business were included as a component of accrued restructuring expenses on the consolidated balance sheet. The reduction in accrued restructuring expense since December 31, 1994 primarily reflects changes in estimates, adjustments and the payment of disposal costs related to the sale. Revenues and net income (loss) from operations (unaudited) for the Institutional Business were as follows:

                                                            For Year Ended
                                                             December 31,
                                     January 1, 1995     ---------------------
                                  through April 4, 1995    1994        1993
                                  ---------------------  ---------  ----------
Revenues........................        $   5,508        $  21,220  $   17,335
Net income (loss)...............        $     129        $  (1,400) $  (17,310)

     Pursuant to an Asset Purchase Agreement dated July 24, 1995, the Company sold the Smith & Davis Oxycon line of oxygen concentrator products. This transaction was finalized effective August 9, 1995. The proceeds from the sale consisted of a note valued at $0.6 million. This transaction did not result in a material gain or loss.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 5--ACQUISITION

     In January 1994, the Company completed the acquisition (the "Acquisition") of Medical Composite Technology, Inc. ("MCT"). The $10.6 million purchase price consisted of the issuance of 800,000 shares of Common Stock, $2 million in the form of pre-closing cash advances, and the assumption of $0.6 million of net liabilities. Additionally, the Company assumed 10,761 unvested and 30,042 vested stock options; such options are for the purchase of the Company's Common Stock. MCT develops and designs state-of-the-art durable medical equipment, including wheelchairs and other medical mobility products.

     The Acquisition was accounted for as a purchase. Of the $10.6 million purchase price, $9.7 million of the purchase price is attributable to in-process research and development which was expensed in the fourth quarter of 1993. The balance of the purchase price over the fair value of assets acquired, $0.9 million, was allocated to goodwill and is being amortized over a period of three years.

     For purposes of consolidated financial statement presentation, the Acquisition was effective on December 31, 1993. Accordingly, the Company's consolidated balance sheet as of December 31, 1995, 1994 and 1993 include the assets and liabilities of MCT. MCT's results of operations are included in the consolidated financial statements from the date of acquisition.

     Pro forma combined results of operations (unaudited) of the Company and MCT for the year ended December 31, 1993 are presented below. Pro forma results of operations are not necessarily indicative of the results of operations if the companies had constituted a single entity during the period combined (dollars in millions except per share data).

Net sales..........................................................  $    95.4
Net loss from continuing operations................................      (60.1)
Net loss per share (1,734,387 shares)..............................     (34.70)

NOTE 6--DEBT RESTRUCTURING AND CONVERSION

     As of September 30, 1993, the Company, Everest & Jennings, Inc. ("E&J Inc."), Jennings Investment Co. and BIL entered into a Debt Conversion Agreement to provide for the conversion (the "Debt Conversion Transaction") of approximately $75 million in principal and accrued, unpaid interest (the "Converted BIL Debt"), owed by the Company and E&J Inc. to BIL. Pursuant to the Debt Conversion Transaction, the Company and E&J Inc. issued to BIL a Convertible Promissory Note -- Common Stock (the "Common Stock Note") in the initial principal amount of $45 million and a Convertible Promissory Note--Preferred Stock (the "Preferred Stock Note") in the original principal amount of $20 million. The Common Stock Note was subsequently increased to $55 million via a transfer of $10 million from the Revolving Promissory Note to the Common Stock Note. The Common Stock Note was converted into 5.5 million shares of Common stock and the Preferred Stock Note was converted into 20 million shares of Series C Convertible Preferred Stock on January 12, 1994 upon the satisfaction of certain preestablished conditions.

     The Company held a Special Meeting of Stockholders on December 31, 1993, to ratify and approve the Debt Conversion Transaction. Concurrent with ratification and approval of the Debt Conversion Transaction, the Company's stockholders approved and adopted amendments to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 2,500,000 to

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 6--DEBT RESTRUCTURING AND CONVERSION--(Continued)

12,000,000 and to increase the number of authorized shares of Preferred Stock from 11,000,000 to 31,000,000 (the "Recapitalization Proposals").

     The effects of the conversions of both the Common Stock Note and the Preferred Stock Note have been reflected in the consolidated financial statements as of December 31, 1995, 1994 and 1993. No gain or loss was recognized as a result of the Debt Conversion Transaction.

NOTE 7--DEBT

     The Company's debt as of December 31, 1995 and 1994 is as follows:


                                                                          1995       1994
                                                                        ---------  ---------
Revolving Promissory Note to BIL......................................        -0-  $   6,503
Loans payable to HSBC.................................................     18,700     10,000
Other domestic debt...................................................      2,622      8,913
Foreign debt..........................................................      5,521      5,210
Long-term loan payable to BIL.........................................     21,103     12,000
                                                                        ---------  ---------
     Total debt.......................................................     47,946     42,626
       Less short-term debt and current installments of long-term debt      4,473     17,658
                                                                        ---------  ---------
     Long-term debt, net of current installments, including Revolving
       Promissory Note to BIL in 1994.................................  $  43,473  $  24,968
                                                                        =========  =========


     Aggregate long-term debt maturities during each of the next five fiscal years is as follows:

1996.............................................................  $   4,473
1997.............................................................     41,333
1998.............................................................        965
1999.............................................................        375
2000.............................................................        275
Thereafter.......................................................        525
                                                                   ---------
                                                                   $  47,946
                                                                   =========

     The weighted average interest rate at December 31, 1995 on outstanding short-term borrowings of $4,473 was approximately 9%. The short-term borrowings at December 31, 1995 are as follows:

Foreign Debt.....................................................  $   3,396
Other Short-term Debt............................................      1,077
                                                                   ---------
                                                                   $   4,473
                                                                   =========

     In order to facilitate the relocation process by the Company from California to Missouri, in February, 1992, BIL acquired all of Security Pacific National Bank's rights (the "Bank Interest") in the First Amended and Restated Credit Agreement that had been executed in 1991 ("Bank Loan"). The acquisition of the Bank Loan by BIL resulted in BIL acquiring the Series B Convertible Preferred

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 7--DEBT--(Continued)

Stock (786,000 shares). As a condition of the HSBC Revolving Credit Agreement, BIL subordinated the repayment of the Bank Loan and the Amended 10.5% Note (as defined below) to the repayment of the HSBC debt. As of September 30, 1993, the Bank Loan was restructured as part of the Debt Conversion Transaction.

     As of September 30, 1993, the Company entered into the Debt Conversion Agreement with BIL whereby $75 million of the indebtedness due BIL was restructured by the issuance of the Common Stock Note and the Preferred Stock Note (see Note 6). The balance of the indebtedness owed BIL ($6.8 million) which was not converted into the Common Stock Note and the Preferred Stock Note was treated as advances under the Revolving Promissory Note.

     In December 1995, HSBC and E&J Inc. agreed to amend the Revolving Credit Agreement originally entered into on September 30, 1992 and extend its term through September, 1997. The HSBC facility, as amended, provides up to $6 million of letter of credit availability and cash advances of up to $25 million to E&J Inc. Advances under the Revolving Credit Agreement bear interest at the prime rate plus 0.25%, as announced by Marine Midland Bank N.A. from time to time (8.5% at December 31, 1995), and are guaranteed by Brierley Investments Limited, an affiliate of BIL. Repayment of existing debt with BIL is subordinated to the HSBC debt, and Brierley Investments Limited, an affiliate of BIL, guaranteed its repayment.

     On December 21, 1995, $3 million of the increased credit facility was utilized to repay an advance from BIL made earlier in 1995. As of December 31, 1995, $18.7 million of the $25 million available for cash advances had been utilized.

     As part of the Debt Conversion Transaction, BIL agreed to provide to the Company and E&J Inc. a revolving credit facility of up to $12.5 million, as evidenced by the Revolving Promissory Note. At December 31, 1995, this facility was completely utilized. BIL has advanced the Company an additional $8.6 million under the Revolving Promissory Note, bringing the total outstanding advances from BIL to the Company at December 31, 1995 to $21.1 million. The Revolving Promissory Note and other advances mature on September 30, 1997, bear interest at the rate of 8% per annum, and are secured by a lien on and security interest in all assets of the Company and E&J Inc. The Revolving Promissory Note is subordinated to all debt borrowed by the Company or E&J Inc. from, or the payment of which has been guaranteed by the Company or E&J Inc. to HSBC, the Pension Benefit Guaranty Corporation and any other financial institution constituting a principal lender to the Company and/or E&J Inc. As of December 31, 1995, $2.6 million of accrued, unpaid interest is due BIL under the Revolving Promissory Note.

     In July 1991, the Company obtained a three-year secured credit facility in the amount of up to $13 million at an interest rate of prime plus 3% for its Smith & Davis subsidiary. The facility was secured by substantially all of the assets of Smith & Davis. In February 1993, this credit line was amended to increase the availability of funding to the Company, reduce the borrowing cost to prime plus 2% and extend the term to December 31, 1995. The proceeds from the sale of the Institutional Business were used to reduce this debt, and in December 1995 the balance under this credit line was fully repaid utilizing funds advanced from BIL. Additionally, Smith & Davis had other borrowings primarily consisting of amounts owed under an industrial revenue bond totaling $0.1 million at December 31, 1995, with an interest rate approximating 6%. The remaining balance is due in March 1996.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 7--DEBT--(Continued)

     During May 1992, the Company's Canadian subsidiary renewed existing credit facilities in the aggregate of $4.7 million, which was fully utilized as of December 31, 1995 at interest rates ranging from prime plus 1% to prime plus 1 1/4%. The loans are secured by the assets of the Canadian subsidiary.

     During June 1994, the Company's Mexican subsidiary obtained a credit facility in the aggregate of $1.0 million, of which $0.7 million was borrowed as of December 31, 1995 at interest rates approximating 13%. The loans are secured by the assets of the Mexican subsidiary and are due in annual installments through 1999.

     At December 31, 1995, the Company was contingently liable under existing letters of credit in the aggregate amount of approximately $5.75 million.

     At December 31, 1995 the Company owed $24.7 million to banks and other commercial lenders, $2.1 million under capitalized lease obligations, and $21.1 million to BIL.

NOTE 8--INCOME TAXES

     The components of the income tax provision (benefit) from operations for each of the years in the three year period ended December 31, 1995 are as follows:

                                                1995       1994       1993
                                              ---------  ---------  ---------
Current:
  Federal...................................  $    --    $    --    $    --
  Foreign...................................        160         97        197
  State.....................................       --         --         --
Deferred:
  Federal...................................  $    --    $    --    $    --
  Foreign...................................        (64)      (259)       (24)
  State.....................................       --         --         --
                                              ---------  ---------  ---------
                                              $      96  $    (162) $     173
                                              =========  =========  =========

     A reconciliation of the provision (benefit) for taxes on loss from operations and the amount computed using the statutory federal income tax rate of 34% for each of the years in the three year period ended December 31, 1995 is as follows:

                                                             1995       1994        1993
                                                           ---------  ---------  ----------
Computed "expected" tax benefit..........................  $  (1,821) $  (3,373) $  (18,878)
Increases (reductions) due to:
  State taxes, net of federal benefit....................       --         --          --
  Foreign subsidiaries with different tax rates..........        (80)        52         319
  Domestic losses with no tax benefit....................      1,997      3,159      18,732
                                                           ---------  ---------  ----------
                                                           $      96  $    (162) $      173
                                                           =========  =========  ==========

     The Company and certain subsidiaries file consolidated federal income and combined state tax returns. For federal income tax purposes, as of December 31, 1995, the Company has net operating loss

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 8--INCOME TAXES--(Continued)

(NOL) carryforwards of approximately $143 million and tax credit carryforwards of approximately $1 million that expire in 1997 through 2010. In accordance with the Internal Revenue Code, when certain changes in company ownership occur, utilization of NOL carryforwards is limited. The Company has determined that there has been a change in ownership due to the various debt and equity transactions consummated with BIL as described in Note 6--Debt Restructuring and Conversion and Note 7-- Debt. As a result, approximately $88.5 million of the Company's NOL carryforwards are subject to an annual limitation of approximately $3 million. If the full amount of that limitation is not used in any year, the amount not used increases the allowable limit in the subsequent year.

     In addition, there are approximately $7 million and $6 million, respectively, of preacquisition NOL carryforwards generated by Smith & Davis and MCT with expiration dates through 2004. Annual utilization of these NOLs is limited to $0.6 million for Smith & Davis and $0.5 million for MCT to reduce that entity's future contribution to consolidated taxable income.

     The Company's foreign source income is not material.

NOTE 9--INVENTORIES

     Inventories at December 31, 1995 and 1994 consist of the following:

                                                             1995       1994
                                                           ---------  ---------
Raw materials............................................  $  10,365  $  10,249
Work-in-process..........................................      4,593      5,585
Finished goods...........................................      4,612      4,615
                                                           ---------  ---------
                                                           $  19,570  $  20,449
                                                           =========  =========

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 10--COMMON AND PREFERRED STOCK

     At the March 17, 1992 meeting, the stockholders approved a resolution to authorize a new class of preferred stock. Thereafter, approximately 5.9 million shares of 9% Series A Convertible Preferred Stock were issued for conversion of BIL debt and accrued interest as discussed in Note 7. Such preferred shares are redeemable into one-tenth of one share of common stock at the Company's option until the second anniversary of conversion of the debt, and thereafter at the holder's option until the seventh anniversary of conversion of the debt except for any in-kind dividends which would be redeemable at 15% of the market price at the time of conversion. The preferred shares are also redeemable for cash at the Company's option at a price of $1.67458437 per share until the second anniversary of conversion of the debt and thereafter the seventh anniversary of the conversion to cash at a price of $1.67458437 per share except for in-kind dividends which would be redeemable at an amount equal to 15% of market price of the common stock as of the redemption date. Upon notice of redemption, the holder(s) of the preferred shares can convert such shares into one-tenth of one share of common stock. Also as discussed in Note 7, a second series of preferred stock (Series B, consisting of 786,000 shares) was issued to BIL, which is redeemable at the Company's option into one-tenth of one share of Common Stock (except for any unpaid interest owed) at any time prior to the seventh anniversary of the issuance date of said preferred shares.

     On March 17, 1992, the stockholders of the Company approved a Plan of Reclassification. Under the Plan of Reclassification, the Certificate of Incorporation of the Company was amended to replace the Company's authorized Class A Common Stock and Class B Common Stock with a new single class of Common Stock having 2,500,000 authorized shares, and reclassified each outstanding Class A Common share and each outstanding Class B Common share into one share of such new single class of Common Stock. The Plan of Reclassification became effective as of the close of business on November 18, 1993.

     On December 31, 1993, the Company's stockholders approved the Debt Conversion Transaction (see Note 6), which resulted in the issuance of 5.5 million shares of Common Stock and 20 million shares of 7% Series C Convertible Preferred Stock upon conversion of the Common Stock Note and the Preferred Stock Note, respectively. Each share of Series A, B and C preferred shares is convertible into one-tenth of one share of common stock and is entitled to vote with the common stock on an as-converted basis. The Series A and B preferred shares are callable at a price of $1.67458437. Such call option has been waived by BIL through September 30, 1997. The Debt Conversion Transaction resulted in an increase in the total shares outstanding, on a fully diluted basis, to 9.96 million (including shares issued for the MCT acquisition), and increased the percentage ownership of the Company by BIL and its affiliates from approximately 60% at December 31, 1992 to approximately 85% at December 31, 1993.

     The Company has three employee stock option plans that provide for the grant to eligible employees of stock options to purchase shares of Common Stock. The Everest & Jennings International Ltd. 1981 Employees Stock Option Plan expired in 1991. Options are exercisable over a ten-year period. Stock options were granted at prices which represent the fair market value of the Common Stock on the

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 10--COMMON AND PREFERRED STOCK--(Continued)

date of grant. The changes in this stock option plan in each of the years in the three year period ended December 31, 1995 are summarized as follows:

                                                    Year Ended December 31,
                                            ------------------------------------
                                              1995          1994          1993
                                            --------      --------      --------
Outstanding, beginning of year .......        5,645        10,245        23,437
Granted ..............................         --            --            --
Exercised ............................         --            --            --
Cancelled ............................       (1,405)       (4,600)      (13,192)
                                            -------       -------       -------
Outstanding, end of year .............        4,240         5,645        10,245
                                            =======       =======       =======
Exercisable, end of year .............        4,240         5,645        10,245
                                            =======       =======       =======

     Options outstanding as of December 31, 1995 were granted at prices ranging from $18.80 to $127.50 per share. As of December 31, 1995, 4,240 shares were exercisable in the price range of $18.80 to $127.50 per share.

     The Company also has an Omnibus Incentive Plan, which was adopted by the Board of Directors during 1990. Options are exercisable over a ten-year period, and were granted at prices which represent the fair market value of the Common Stock on the date of grant. The changes in the Omnibus Incentive Plan in each of the years in the three year period ended December 31, 1995 are summarized as follows:

                                                    Year Ended December 31,
                                            ------------------------------------
                                              1995          1994          1993
                                            --------      --------      --------
Outstanding, beginning of year .......       21,969        54,906        72,500
Granted ..............................         --            --          21,900
Exercised ............................         --            --            --
Cancelled ............................      (12,869)      (32,937)      (39,494)
                                            -------       -------       -------
Outstanding, end of year .............        9,100        21,969        54,906
                                            =======       =======       =======
Exercisable, end of year .............        8,400        20,091        30,794
                                            =======       =======       =======


     At December 31, 1995, 80,000 shares have been reserved for issuance pursuant to this plan, and 9,100 options were outstanding which were granted at prices ranging from $12.50 to $23.80.

     Effective April 25, 1994, the Company adopted the 1994 Everest & Jennings Stock Option Plan (the "1994 Plan"), providing for the granting of nonqualified stock options to purchase up to 440,000 shares of the Company's Common Stock to selected full time employees of the Company. Under the

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 10--COMMON AND PREFERRED STOCK--(Continued)

1994 Plan, options become exercisable in 50% increments when the Company achieves certain performance goals and are automatically exercisable five years after the grant date, assuming continuous employment with the Company. Option activity in the 1994 Plan is as follows:

                                                       Year Ended December 31,
                                                      -------------------------
                                                        1995             1994
                                                      --------         --------
Outstanding, beginning of year ...............         315,200          368,200
Granted ......................................         100,900             --
Exercised ....................................            --               --
Cancelled ....................................         (96,800)         (53,000)
                                                      --------         --------
Outstanding, end of year .....................         319,300          315,200
                                                      ========         ========

     Options outstanding as of December 31, 1995 were granted at $8.50, which approximates the fair market value of the Company's common stock at the date of grant. No options were exercisable at December 31, 1995 pursuant to this Plan. At December 31, 1995, 120,700 shares were available for the granting of additional options.

     As part of the MCT acquisition, the Company assumed 10,761 unvested and 30,042 vested stock options at exercise prices ranging from $.60 to $2.80. These options are for the acquisition of the Company's Common Stock. Option activity in the MCT Plan is as follows:

                                                        Year Ended December 31,
                                                       -------------------------
                                                         1995             1994
                                                       --------         --------
Options assumed ..............................            --             40,803
Outstanding, beginning of year ...............          31,683             --
Exercised ....................................          (2,283)          (5,820)
Cancelled ....................................            --             (3,300)
                                                       -------          -------
Outstanding, end of year .....................          29,400           31,683
                                                       =======          =======
Exercisable, end of year .....................          28,419           28,419
                                                       =======          =======
NOTE 11--EMPLOYEE BENEFIT PLANS

     The Company has a non-contributory defined benefit pension plan covering substantially all employees of its primary domestic subsidiary, Everest & Jennings, Inc. and two non-contributory defined benefit pension plans for the non-bargaining unit salaried employees ("Salaried Plan") and employees subject to collective bargaining agreements ("Hourly Plan") at its Smith & Davis subsidiary. The total pension expense (income) under these plans was $364, $(15) and $40 for 1995, 1994 and 1993, respectively.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 11--EMPLOYEE BENEFIT PLANS--(Continued)

     The following table sets forth the status of these plans and the amounts recognized in the Company's consolidated financial statements:

                                                                             1995        1994        1993
                                                                           --------    --------    --------
Actuarial present value of benefit obligations:
Vested benefit obligation ..............................................   $ 17,678    $ 15,612    $ 17,695
                                                                           ========    ========    ========
Accumulated benefit obligation .........................................   $ 17,678    $ 15,621    $ 17,816
                                                                           ========    ========    ========
Projected benefit obligation for services rendered to date .............   $ 17,678    $ 15,621    $ 17,816
Plan assets at fair value, primarily listed stocks, bonds and investment
  funds ................................................................     13,513      12,100      12,763
                                                                           --------    --------    --------
Projected benefit obligation in excess of plan assets ..................     (4,165)     (3,521)     (5,053)
Unrecognized transition amount .........................................        (85)        (98)        (85)
Unrecognized loss from change in discount rate .........................      3,420       1,960       3,043
                                                                           --------    --------    --------
Pension liability included in Accrued payroll costs ....................   $   (830)   $ (1,659)   $ (2,095)
                                                                           ========    ========    ========
The pension cost relating to these plans is comprised of the following:
Service cost--benefits earned during period ............................   $   --      $   --      $   --
Interest cost on projected benefit obligation ..........................      1,323       1,263       1,295
Actual return on plan assets ...........................................     (2,396)       (378)       (872)
Net amortization and deferral ..........................................      1,437        (900)       (223)
Curtailment gain .......................................................       --          --          (160)
                                                                           --------    --------    --------
Net periodic pension cost ..............................................   $    364    $    (15)   $     40
                                                                           ========    ========    ========

     Effective May 1, 1991, benefits accruing under the Everest & Jennings, Inc. Pension Plan were frozen. Due to a reduction in its weighted-average discount rate, and in accordance with the provisions of SFAS No. 87, "Employees' Accounting for Pensions", an additional minimum funding liability, representing the excess of accumulated plan benefits over plan assets and accrued pension costs of $2,606 was recorded for the Everest & Jennings, Inc. Pension Plan as an increase in stockholders' deficit for the year ended December 31, 1993. As of December 31, 1994, stockholders' deficit was credited for $794 to reduce the minimum liability to $1,812. As of December 31, 1995, stockholders' deficit was increased by $1,452 to reflect an increase in the minimum liability as a result of a decrease in the discount rate used to determine the minimum liability.

     Additionally, during 1991 the Company froze the Smith & Davis Hourly Plan and purchased participating annuity contracts to provide for accumulated and projected benefit obligations. The Company has also frozen the Smith & Davis Salaried Plan effective January 1, 1993. Participants in the plan are eligible to participate in the Company's 401(k) Savings and Investment Plan, as discussed below. There was no material impact on the consolidated financial statements as a result of these changes.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 11--EMPLOYEE BENEFIT PLANS--(Continued)

     The following assumptions were used to determine the projected benefit obligations and plan assets:

                                                       Everest & Jennings, Inc.                    Smith & Davis
                                                                 Plan                                  Plans
                                                 -------------------------------------  -------------------------------------
                                                    1995         1994         1993         1995         1994         1993
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Weighted-average discount rate..................      7.5%         8.5%         7.5%         8.0%         8.5%         7.5%
Expected long-term rate of return on assets.....      9.0%         9.0%         9.0%         9.0%         9.0%         8.5%
Long-term rate for compensation increases.......      --           --           --           --           --           --

     In 1995, 1994 and 1993, no long term rates for compensation increases were assumed for the defined benefit plans, as all participants are inactive and the plans are frozen.

     The Company also sponsored a 401(k) Savings and Investment Plan (the "401(k) plan") covering all full-time employees of Everest & Jennings, Inc. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions up to 6% of base salary. As of March 1, 1994, the Company suspended its contribution to the 401(k) Plan for all non-bargaining unit employees. Employees may contribute between 1% and 15% of base salary. Expense recorded for the 401(k) plan totaled approximately $20 in 1995, $35 in 1994 and $134 in 1993.

NOTE 12--LEASE COMMITMENTS

     The Company is a party to a number of noncancelable lease agreements involving buildings and equipment. The leases extend for varying periods up to eight years and generally provide for the payment of taxes, insurance and maintenance by the lessee. Certain of these leases have purchase options at varying rates.

     The Company's property held under capital leases, included in property, plant and equipment, at December 31, 1995 and 1994 consists of the following:

                                                   December 31,   December 31,
                                                       1995           1994
                                                   -------------  -------------
Machinery and equipment..........................    $   2,827      $   2,784
Less accumulated amortization....................       (1,769)        (1,168)
                                                     ---------      ---------
                                                     $   1,058      $   1,616
                                                     =========      =========

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 12--LEASE COMMITMENTS--(Continued)

     Minimum future lease obligations on long-term noncancelable leases in effect at December 31, 1995 are as follows:

                                                           Capital    Operating
                                                          ---------  -----------
1996....................................................  $     970   $     707
1997....................................................        933         608
1998....................................................        469         595
1999....................................................         --         590
2000....................................................         --         589
Thereafter..............................................         --       1,206
                                                          ---------  -----------
Net minimum lease payments..............................  $   2,372   $   4,295
                                                          =========   =========
Less amount representing interest.......................       (262)
                                                          ---------
Present value of minimum lease payments.................      2,110
Less current portion....................................       (804)
                                                          ---------
                                                          $   1,306
                                                          =========

     Rental expense for operating leases amounted to approximately $1,349, $2,122 and $1,913 in 1995, 1994 and 1993, respectively.

NOTE 13--CONTINGENT LIABILITIES

     In July, 1990, a class action suit was filed in the United States District Court for the Central District of California by a stockholder of the Company against the Company and certain of its present and former directors and officers. The suit seeks unspecified damages for alleged non-disclosure and misrepresentation concerning the Company in violation of federal securities laws. The Company twice moved to dismiss the complaint on various grounds. After the first such motion was granted, plaintiff filed a first amended complaint, which subsequently was dismissed by order filed on September 20, 1991. Plaintiff then notified the court that it did not intend to further amend the complaint, and an order dismissing the complaint was entered in November 1991. Plaintiff filed a notice of appeal to the Court of Appeals for the Ninth Circuit on December 23, 1991. The case was briefed and oral argument heard in June, 1993. Because of the precedent set by a Ninth Circuit decision in another case which was decided after the district court's order of dismissal but before the Ninth Circuit decided plaintiff's appeal, the Ninth Circuit reversed the district court's dismissal of the case and remanded the case to the district court for further proceedings in an opinion handed down by the Ninth Circuit on August 24, 1995. The district court directed plaintiff to file a new motion for class certification and the plaintiff did so on February 29, 1996. The Company opposes that motion, and it is set for hearing on March 25, 1996. The ultimate liability, if any, cannot be determined at this time.

     In December, 1992 ICF Kaiser Engineers, Inc. ("ICF Kaiser") filed a Demand for Arbitration (the "Demand") against the Company before the American Arbitration Association in Los Angeles, California. ICF Kaiser in its demand claims breach of contract between the parties for consulting and clean up work by ICF Kaiser at E&J's former facilities located at 3233 East Mission Oaks Boulevard, Camarillo, California. The Arbitration Demand was in the sum of $1.1 million. In January, 1993 an answer and counter-claim were filed on behalf of the Company. The answer denied breach of the

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 13--CONTINGENT LIABILITIES--(Continued)

contract and disputed the monetary claim asserted in the Demand. In the counterclaim, the Company asserted that ICF Kaiser breached the contract, above referenced, by inter alia failing to perform the services required under the Agreement in a reasonably cost effective manner and in accordance with the terms and conditions of the Agreement. In February, 1993 E&J made a payment without prejudice to ICF Kaiser in the sum of approximately $0.6 million. This payment, together with prior payments, brought the total paid to date by the Company to ICF Kaiser to approximately $0.7 million. During June 1994 the Arbitrator ruled in favor of ICF Kaiser against the Company in the amount of $1.3 million. This case was settled during the fourth quarter of 1994 by payment to ICF Kaiser of $1.0 million, and such payment was charged against existing Company reserves.

     Die Cast Products, Inc. ("Die Cast Products"), a former subsidiary of the Company, has been named as a defendant in a lawsuit filed by the State of California pursuant to the Comprehensive Environmental Response, Compensation and Liability Act 42 U.S.C. Sec.Sec. 9601 et sec. The Company was originally notified of this action on December 10, 1992. The lawsuit seeks to recover response and remediation costs in connection with the release or threatened release of hazardous substances at 5619-21 Randolph Street, in the City of Commerce, California ("Randolph Street Site"). It is alleged that the Randolph Street Site was used for the treatment, storage and disposal of hazardous substances. The Company anticipates being named as a defendant as a result of its former ownership of Die Cast Products, which allegedly disposed of hazardous waste materials at the Randolph Street Site. A settlement in principle between the State of California and the various potentially responsible parties was reached in October 1995. It is anticipated that the Company's portion of the settlement will be less than was originally anticipated. Accordingly, the previously recorded reserve for this matter was reduced in 1995.

     In March, 1993, E&J Inc. received a notice from the United States Environmental Protection Agency ("EPA") regarding an organizational meeting of generators with respect to the Casmalia Resources Hazardous Waste Management Facility ("Casmalia Site") in Santa Barbara County, California. The EPA alleges that the Casmalia Site is an inactive hazardous waste treatment, storage and disposal facility which accepted large volumes of commercial and industrial wastes from 1973 until 1989. In late 1991, the Casmalia Site owner/operator abandoned efforts to actively pursue site permitting and closure and is currently conducting only minimal maintenance activities. The EPA estimates that the Casmalia Site's closure trust fund, approximately $10 million, is substantially insufficient to cover cleanup and closure of the site. Since August, 1992, the EPA has undertaken certain interim stabilization actions to control actual or threatened releases of hazardous substances at the Casmalia Site. The EPA is seeking cooperation from generators to assist in the cleaning up, and closing of, the Casmalia Site. E&J Inc. and 64 other entities were invited to the organizational meeting. E&J Inc. is a member of a manufacturers' group of potentially responsible parties which has investigated the site and proposed a remediation plan to the EPA. To reflect E&J Inc.'s estimated allocation of costs thereunder, a reserve of $1.0 million was recorded, which was included in the Consolidated Statements of Operations for 1993. During 1995 an agreement in principle was reached with the EPA for a settlement of the majority of the Casmalia site liability. The settlement provides for the work to be completed in three phases. Phase I work, which is estimated to take three to five years to complete, will require the Company, along with other responsible parties, to participate in funding the water management, certain construction projects and completion of the site investigation. Phase II work, consisting of the remaining remedial construction activities and the first five years of operation and maintenance, will be funded by other parties and is estimated to take ten years. Subsequent to Phase II,

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 13--CONTINGENT LIABILITIES--(Continued)

additional operation and maintenance will be required for approximately 30 years. The estimated exposure of the Company under this agreement is less than originally anticipated and the previously recorded reserve has been reduced accordingly.

     In 1989, a patent infringement case was initiated against E&J Inc. and other defendants in the U.S. District Court, Central District of California. E&J Inc. prevailed at trial with a directed verdict of patent invalidity and non-infringement. The plaintiff filed an appeal with the U.S. Court of Appeals for the Federal Circuit. On March 31, 1993, the Court of Appeals vacated the District Court's decision and remanded the case for trial. Impacting the retrial of this litigation was a re-examination proceeding before the Board of Patent Appeals with respect to the subject patent. A ruling was rendered November 23, 1993 sustaining the claim of the patent which E&J Inc. has been charged with infringing. Upon the issuance of a patent re-examination certificate by the U.S. Patent Office, the plaintiff presented a motion to the District Court requesting a retrial of the case. The Company presented a Motion for Summary Judgment of Noninfringement based in part upon the November 23, 1993 decision of the Board of Patent Appeals. The Motion was granted in follow-up conferences and an official Judgment was entered November 17, 1994. The plaintiff filed a Notice of Appeal on November 23, 1994, and a briefing schedule has been indicated by the Appellate Court. A written opinion was filed March 21, 1995 and the appeal was argued August 8, 1995. A decision has not yet been announced. E&J Inc. believes that this case is without merit and intends to contest it vigorously. The ultimate liability of E&J Inc., if any, cannot be determined at this time.

     The Company and its subsidiaries are parties to other lawsuits and other proceedings arising out of the conduct of its ordinary course of business, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position or results of operations of the Company.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
           (Dollars in thousands, except as noted and per-share data)

NOTE 14--QUARTERLY FINANCIAL INFORMATION

     The following chart sets forth the highlights of the quarterly consolidated results of operations in fiscal years 1995, 1994 and 1993:

                                 Three Months Ended (Unaudited) (a)
                     -----------------------------------------------------------
                     March 31   June 30  September 30  December 31      Year
                     --------   -------  ------------  -----------      ----
Fiscal year 1995
     Revenues....... $ 18,513  $ 18,449   $    19,346  $  18,319    $ 74,627
     Gross profit...    4,207     4,404         4,126      3,293(d)   16,030
     Net loss.......   (1,170)     (860)         (924)    (2,498)(d)  (5,452)
     Loss per share.     (.20)     (.08)         (.10)      (.37)       (.75)

Fiscal year 1994
     Revenues....... $ 20,213  $ 20,146   $    19,829  $  19,250    $ 79,438
     Gross profit...    4,080     4,657         4,674        139(b)   13,550
     Net loss.......   (1,673)     (940)         (897)    (6,249)(b)  (9,759)
     Loss per share.     (.20)     (.10)         (.10)      (.95)      (1.35)

Fiscal year 1993
     Revenues....... $ 24,752  $ 23,524   $    23,458  $  22,725    $ 94,459
     Gross profit...    5,839     2,784         3,993     (1,982)     10,634
     Net loss.......   (2,977)   (7,837)       (5,236)   (39,647)(c) (55,697)(c)
     Loss per share.    (3.30)    (8.61)        (5.70)    (42.00)     (59.61)

---------------
(a) In the fourth quarter of 1994, based on predominant industry practice, the Company changed its method of classification of shipping and distribution costs in the statement of operations. Such costs are now presented in cost of sales versus operating expenses in prior years. For purposes of quarterly financial information all gross profit amounts presented have been revised to reflect such reclassification.

(b) Gross profit was adversely affected during the fourth quarter of 1994 by a $3.0 million charge to reserves for product liabillity, workers' compensation claims and inventory cost adjustments.

(c) Includes charges of $13 million for the Institutional Business disposition, $2.1 million for the consolidation of manufacturing and distribution facilities, and $9.7 million for MCT in-process R&D.

(d) Productivity at the Company's primary domestic manufacturing facility was negatively impacted during the fourth quarter of 1995 as a result of a WARN act notice issued pursuant to the layoff of 30% of the work force at that facility. These layoffs, which were completed during the first quarter of 1996, were a result of the transfer of workload to lower-cost facilities and the Company's continued manufacturing rationalization.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Dollars in thousands except per-share data)


                                                       Six Months Ended June 30
                                                      --------------------------
                                                          1996          1995
                                                      -----------   -----------
                                                             (Unaudited)
Revenues ...........................................  $    34,293   $    36,962
Cost of sales ......................................       27,108        28,351
                                                      -----------   -----------
Gross profit .......................................        7,185         8,611
Selling expenses ...................................        5,945         6,181
General and administrative expenses ................        3,408         2,646
                                                      -----------   -----------
Total operating expenses ...........................        9,353         8,827
                                                      -----------   -----------
Loss from operations ...............................       (2,168)         (216)
Interest expense, BIL (Note 6) .....................          854           748
Interest expense, other ............................        1,370         1,054
                                                      -----------   -----------
Loss before income taxes ...........................       (4,392)       (2,018)
Income tax provisions ..............................           21            12
                                                      -----------   -----------
Net loss ...........................................  $    (4,413)  $    (2,030)
                                                      ===========   ===========
Loss per share (Notes 5 and 7) .....................  $      (.61)  $      (.28)
                                                      ===========   ===========
Weighted average number of Common Shares outstanding    7,223,714     7,226,545


              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)
                                     ASSETS

                                                           June 30   December 31
                                                            1996         1995
                                                           -------   -----------
                                                         (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents ..........................    $     12     $    117
  Accounts receivable, less allowance for doubtful
    accounts of $1,355 in 1996 and $1,847 in 1995 ....      16,614       16,952
  Notes receivable ...................................       1,642          252
  Inventories (Note 8) ...............................      19,823       19,570
  Other current assets ...............................         651        1,047
                                                          --------     --------
       Total current assets ..........................      38,742       37,938
PROPERTY, PLANT AND EQUIPMENT:
  Land ...............................................         354          261
  Buildings and improvements .........................       4,568        4,500
  Machinery and equipment ............................      15,914       15,380
                                                          --------     --------
                                                            20,836       20,141
  Less accumulated depreciation and amortization .....     (13,648)     (12,992)
                                                          --------     --------
  Property, plant and equipment, net .................       7,188        7,149
NOTES RECEIVABLE (Note 9) ............................         509        2,524
INTANGIBLE ASSETS, NET ...............................         248          402
OTHER ASSETS .........................................         222          217
                                                          --------     --------
       TOTAL ASSETS ..................................    $ 46,909     $ 48,230
                                                          ========     ========


              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (Continued)
                             (Dollars in thousands)
                     LIABILITIES AND STOCKHOLDERS' DEFICIT

                                                                 June 30    December 31
                                                                   1996        1995
                                                                ---------   -----------
                                                               (Unaudited)
CURRENT LIABILITIES:
  Short-term borrowings and current installments of long-term
    debt of $1,609 in 1996 and $1,089 in 1995 (Note 6) ......   $   4,142    $   4,473
  Accounts payable ..........................................       7,119        8,361
  Accrued payroll costs .....................................       6,086        6,327
  Accrued interest, BIL (Note 6) ............................       3,483        2,629
  Accrued expenses ..........................................       5,341        5,310
  Accrued restructuring expenses (Note 1) ...................         442          659
                                                                ---------    ---------
       Total current liabilities ............................      26,613       27,759
                                                                ---------    ---------
LONG-TERM DEBT, NET OF CURRENT PORTION (Note 6) .............      27,010       22,370
LONG-TERM BORROWINGS FROM BIL (Note 6) ......................      21,103       21,103
OTHER LONG-TERM LIABILITIES .................................          98          130
COMMITMENTS AND CONTINGENCIES (Notes 1 and 10)
STOCKHOLDERS' DEFICIT: (Note 1)
  Series A Convertible Preferred Stock ......................      13,175       13,175
  Series B Convertible Preferred Stock ......................       1,317        1,317
  Series C Convertible Preferred Stock ......................      20,000       20,000
  Common Stock, par value: $.10; authorized 12,000,000 shares         719          722
  Additional paid-in capital ................................     105,608      105,608
  Accumulated deficit .......................................    (164,798)    (159,793)
  Minimum pension liability adjustment ......................      (3,264)      (3,264)
  Cumulative translation adjustments ........................        (672)        (897)
                                                                ---------    ---------
       Total stockholders' deficit ..........................     (27,915)     (23,132)
                                                                ---------    ---------
     TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT ............   $  46,909    $  48,230
                                                                =========    =========


              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                             Series A               Series B               Series C
                                                           Convertible            Convertible             Convertible
                                                         Preferred Stock        Preferred Stock         Preferred Stock
                                                       --------------------  ----------------------  ---------------------
                                                        Shares     Amount     Shares      Amount       Shares     Amount
                                                       ---------  ---------  ---------  -----------  ----------  ---------
Balance at December 31, 1995.........................  7,867,842  $  13,175    786,357   $   1,317   20,000,000  $  20,000
Accrued Dividends on Series A Convertible Preferred
Stock................................................       --         --         --          --           --         --
Net loss.............................................       --         --         --          --           --         --
Adjustment for one-for-ten Stock Split...............       --         --         --          --           --         --
Translation Adjustments..............................       --         --         --          --           --         --
                                                       ---------  ---------    -------   ---------   ----------  ---------
Balance at June 30, 1996.............................  7,867,842  $  13,175    786,357   $   1,317   20,000,000  $  20,000
                                                       =========  =========    =======   =========   ==========  =========

                                                                                                           Minimum
                                                             Common Stock        Additional    Accumu-     Pension     Cumulative
                                                       ------------------------    Paid-in      lated     Liability    Translation
                                                         Shares       Amount       Capital     Deficit   Adjustment    Adjustments
                                                       -----------  -----------  -----------  ---------  -----------  -------------
Balance at December 31, 1995.........................   72,280,646   $     722    $ 105,608   $(159,793)  $  (3,264)    $    (897)
Accrued Dividends on Series A Convertible Preferred
Stock................................................      --           --           --            (592)     --            --
Net loss.............................................      --           --           --          (4,413)     --            --
Adjustment for one-for-ten Stock Split...............  (65,084,081)         (3)      --          --          --            --
Translation Adjustments..............................      --           --           --          --          --               225
                                                       -----------   ---------    ---------   ---------   ---------     ---------
Balance at June 30, 1996.............................    7,196,565   $     719    $ 105,608   $(164,798)  $  (3,264)    $    (672)
                                                       ===========   =========    =========   =========   =========     =========


                                                         Total
                                                       ---------
Balance at December 31, 1995.........................  $ (23,132)
Accrued Dividends on Series A Convertible Preferred
Stock................................................       (592)
Net loss.............................................     (4,413)
Adjustment for one-for-ten Stock Split...............         (3)
Translation Adjustments..............................        225
                                                       ---------
Balance at June 30, 1996.............................  $ (27,915)
                                                       =========


              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                             Six Months Ended
                                                                                 June 30
                                                                           -------------------
                                                                             1996       1995
                                                                           --------   --------
                                                                               (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss .............................................................   $(4,413)   $(2,030)
  Adjustment to reconcile net loss to cash used in operating activities:
     Depreciation and amortization .....................................       848      1,221
CHANGES IN OPERATING ASSETS AND LIABILITIES:
  Accounts receivable ..................................................       338      2,396
  Notes receivable .....................................................    (1,390)      --
  Inventories ..........................................................      (253)     1,559
  Accounts payable .....................................................    (1,242)    (1,933)
  Accrued interest, BIL ................................................       854        749
  Accrued payroll costs, expenses and income taxes .....................      (241)    (2,438)
  Accrued restructuring expenses .......................................      (217)    (3,223)
  Other, net ...........................................................      (208)      (448)
                                                                           -------    -------
  Cash used in operating activities ....................................    (5,924)    (4,147)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures .................................................      (695)      (452)
  Proceeds from disposition of assets held for sale ....................      --        4,518
  Cash received in payment of note receivable ..........................     2,015       --
                                                                           -------    -------
  Cash provided by investing activities ................................     1,320      4,066
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from BIL ....................................................      --        2,100
  Increase (decrease) in short-term and long-term borrowings, net ......     4,309     (2,532)
  Proceeds from exercise of stock options ..............................      --            3
  Changes in other long-term liabilities ...............................       (32)       (52)
  Purchase of fractional shares of common stock ........................        (3)      --
                                                                           -------    -------
  Cash provided by financing activities ................................     4,274       (481)
  Effect of exchange rate changes on cash flow .........................       225        146
  Increase (decrease) in cash balance ..................................      (105)      (416)
  Cash and cash equivalents balance at beginning of year ...............       117        513
                                                                           -------    -------
CASH AND CASH EQUIVALENTS BALANCE AT END OF PERIOD .....................   $    12    $    97
                                                                           =======    =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest .................................................   $ 1,147    $ 1,352
Cash paid for income taxes .............................................   $   143    $   172


              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per-share data)

NOTE 1--CORPORATE RESTRUCTURING

     The Company has incurred substantial financial losses in a continuing effort to restructure its operations with the objective of improving its competitive position within the durable medical equipment industry. Restructuring activities have included asset sales, significant reductions in headcount, plant closures and consolidations, product line rationalization, debt to equity conversion and outsourcing of manufacturing operations.

     The Company's 1996 revenues and operating results have been negatively impacted by ongoing price competition. Additionally, the Company continues to address the rationalization of its production facilities in the US, Canada and Mexico and the increased outsourcing of products and product components, the effects of which are expected to lower the Company's production costs. On May 26, 1996 the Company issued a WARN Act Notice and announced a substantial workforce reduction at its primary domestic wheelchair manufacturing facility. Such reduction will be substantially completed during the third quarter of 1996. When complete, US operations will be limited to distribution, certain custom manufacturing and light assembly. A severance reserve of approximately $400 has been included in the Company's results of operations for the three and six month periods ended June 30, 1996. The Company anticipates recording additional restructuring expenses during the third quarter 1996 when the workforce reduction is substantially complete.

     The accompanying consolidated financial statements have been prepared under the going concern concept, which anticipates an entity will continue in its present form and, accordingly, uses the historical cost basis to prepare financial statements. The Company has incurred substantial restructuring expenses and recurring operating losses and has a net capital deficiency at June 30, 1996. No assurance can be made that the Company will successfully emerge from or complete its restructuring activities.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies followed for the three month and six month periods ended June 30, 1996 are the same as those disclosed in the Notes to the Company's December 31, 1995 Consolidated Financial Statements, which were included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995. All dollar amounts in these Notes to Unaudited Consolidated Financial Statements are in thousands except per-share data or as otherwise specified. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of (a) the consolidated results of operations for the three month and six month periods ended June 30, 1996 and 1995; (b) the consolidated financial position at June 30, 1996 and December 31, 1995; and (c) the consolidated cash flows for the six month periods ended June 30, 1996 and 1995 have been made. However, the consolidated financial statements included herewith do not include any adjustments that might result from the Company's inability to emerge from or complete its ongoing restructuring activities and continue as a going concern--See Note 1 to the Unaudited Consolidated Financial Statements.

NOTE 3--OWNERSHIP

     80% of the Company's common shares and all of the Company's Series A, B and C Preferred shares are owned by a wholly-owned subsidiary of Brierley Investments Ltd ("BIL"), a New Zealand investment firm.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  (Dollars in thousands except per-share data)

NOTE 4--PROPOSED MERGER WITH GRAHAM-FIELD HEALTH PRODUCTS, INC.

     On June 17, 1996, the Company announced an agreement in principle with Graham-Field Health Products, Inc. for Graham-Field to acquire the Company in a merger transaction. The terms of the proposed transaction announced on June 17, 1996 provided that the stockholders of the Company would receive one share of common stock of Graham-Field in exchange for each four shares of common stock of the Company and $2.00 for each share of common stock of the Company, or a total of approximately 1.8 million shares of Graham-Field common stock and $14.4 million. On August 14, 1996, the Company and Graham-Field announced revised terms pursuant to which the stockholders of the Company will receive one share of common stock of Graham-Field for each 2.857 shares of the common stock of the Company but no cash payment, or a total of approximately 2.5 million shares of Graham-Field Common Stock. The exchange ratio will be reduced if the value of the Graham-Field common stock to be issued in exchange for each share of common stock of the Company exceeds $5.50. On August 12, 1996 the closing sale price of Graham-Field Common Stock on the New York Stock Exchange was $8 per share.

     BIL has agreed to purchase up to an additional 1.9 million shares of common stock of Graham-Field at a price of $13.00 per share or the average market price of the common stock of Graham-Field for the ten (10) consecutive trading days prior to the closing date, whichever is higher, the proceeds of which will be used by Graham-Field to repay all debt of the Company in the approximate amount of $25 million to The Hongkong and Shanghai Banking Corporation Limited (see
Note 6--Debt). As part of the merger transaction, BIL will also receive (1) Series B Convertible Preferred Stock with a liquidation value not to exceed $61 million in exchange for an approximately equal amount of debt owed by the Company to BIL and Convertible Preferred Stock of the Company held by BIL, and
(2) $10 million of Graham-Field Series C Convertible Preferred Stock for $10 million in cash. The Graham-Field Series B and Series C Convertible Preferred Stock will yield a dividend at the rate of 1.5% per year, which will be paid at the option of Graham-Field either in cash or common stock. The Graham-Field Series B Convertible Preferred Stock will be convertible into common stock of Graham-Field during the five (5) year period following the closing (a) by BIL at a conversion price of $20 per share and (b) if Graham-Field's common stock trades at an average stock price of $15.50 per share or greater for a period of ten (10) consecutive trading days during such period, by Graham-Field at such average stock price at the time of conversion or $20.00 per share, whichever is lower; if the Graham-Field Series B Convertible Preferred Stock has not been converted during such period, it will automatically convert on the fifth anniversary date of the closing at a conversion price of $15.50. The Graham-Field Series C Convertible Preferred Stock will be automatically converted into common stock of Graham-Field at a conversion price of $20.00 per share on the fifth anniversary date of the closing unless Graham-Field elects to redeem it at that time for $10 million plus accrued and unpaid dividends. BIL has also lent Graham-Field $4 million on a short-term basis, which loan would be exchanged for a $4 million 7.7% subordinated note of Graham-Field payable on April 1, 2001. Immediately after the transaction and after giving effect to the conversion of the Series B Convertible Preferred Stock at $15.50 per share and the Series C Convertible Preferred Stock at $20.00 per share, BIL would own approximately 34% of the common stock of Graham-Field on a fully diluted basis.

     The transaction, which is currently anticipated to be completed in November 1996, is subject to, among other things, approval by the Boards of Directors of Graham-Field and the Company, the negotiation and execution of definitive documentation, the approval by the stockholders of Graham-Field and the Company, the receipt of certain regulatory approvals, and the satisfaction of other customary terms and conditions. Following execution of definitive documentation and subject to

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  (Dollars in thousands except per-share data)

NOTE 4--PROPOSED MERGER WITH GRAHAM-FIELD HEALTH PRODUCTS, INC.-- (Continued)

clearance by the Securities and Exchange Commission, the parties will mail to stockholders a joint proxy statement/prospectus describing the terms of the proposed transaction.

     See Note 10 for a description of a class action complaint filed in Delaware with respect to the proposed acquisition of the Company by Graham-Field.

NOTE 5--COMMON STOCK

     On June 4, 1996 the Company's shareholders approved a one-for-ten reverse stock split, effective June 6, 1996. The stated par value of one share of common stock was changed from $.01 to $.10 as a result of the stock split. All references in the consolidated financial statements to average number of shares outstanding and related prices, per share amounts and stock option plan data have been restated to reflect the reverse stock split.

NOTE 6--DEBT

     The Company's debt as of June 30, 1996 and December 31, 1995 is as follows:

                                                                        June 30  December 31
                                                                         1996       1995
                                                                       --------   --------
                                                                      (Unaudited)
Loans payable to HSBC ...............................................   $24,240   $18,700
Other domestic debt .................................................     2,015     2,622
Foreign debt ........................................................     4,897     5,521
Long-term loan payable to BIL .......................................    21,103    21,103
                                                                        -------   -------
Total debt ..........................................................    52,255    47,946
Less short-term borrowings and current installments of long-term debt     4,142     4,473
                                                                        -------   -------
Long-term debt, net of current portion, including BIL Credit Facility   $48,113   $43,473
                                                                        =======   =======

     On September 30, 1992 E&J Inc., a wholly-owned subsidiary of the Company, entered into a Revolving Credit Agreement with The Hongkong and Shanghai Banking Corporation Limited ("HSBC"). This Agreement has been revised and extended several times and currently expires September 30, 1997. Advances under the Revolving Credit Agreement, as amended, bear interest at the prime rate as announced by Marine Midland Bank, N.A. from time to time plus 0.25% per annum. The HSBC facility, as amended, provides up to $6 million for letter of credit availability and, additionally, cash advances of up to $25 million to E&J Inc. Repayment of existing debt with BIL is subordinated to the HSBC debt, and an affiliate of BIL has guaranteed repayment of the HSBC debt. As of July 31, 1996 this facility was fully utilized.

     BIL has provided the Company a credit facility which allows advances up to $21.1 million. At June 30, 1996 and December 31, 1995 this facility has been fully utilized. The BIL credit facility has been extended to September 30, 1997, bears interest at the rate of 8% per annum, and is secured by a lien on and security interest in all assets of the Company and E&J Inc. As of June 30, 1996, $3.5 million of accrued, unpaid interest was due BIL under the BIL credit facility.

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  (Dollars in thousands except per-share data)

NOTE 6--DEBT--(Continued)

     The Company's Canadian subsidiary has credit facilities in the aggregate of $5.5 million, of which $4.3 million was borrowed as of June 30, 1996 at interest rates ranging from prime plus 1% to prime plus 1.25%. The loans are secured by the assets of the Canadian subsidiary and certain Letters of Credit supplied by HSBC and BIL.

     The Company's Mexican subsidiary has a credit facility in the aggregate of $1.0 million, of which $0.6 million was borrowed as of June 30, 1996 at interest rates approximating 13%. The loan is secured by the assets of the Mexican subsidiary.

     At June 30, 1996, the Company was contingently liable to HSBC under existing letters of credit in the aggregate amount of approximately $5.8 million.

NOTE 7--LOSS PER SHARE

     Loss per share for the three month and six month periods ended June 30, 1996 and 1995 is calculated based on the weighted average number of shares of Common Stock outstanding during the periods, giving effect to the reverse stock split as discussed in Note 5.

NOTE 8--INVENTORIES

     Inventories at June 30, 1996 and December 31, 1995 consist of the following:

                                                      June 30    December 31
                                                       1996          1995
                                                    -----------  ------------
                                                    (Unaudited)
Raw materials.....................................   $  10,492    $   10,365
Work-in-process...................................       3,650         4,593
Finished goods....................................       5,681         4,612
                                                     ---------    ----------
                                                     $  19,823    $   19,570
                                                     =========    ==========

NOTE 9--NOTES RECEIVABLE (LONG TERM)

     The Company received notes of $2.1 million and $0.6 million upon the sale of its institutional business and oxygen concentrator business, respectively, in 1995. The $2.1 million note was paid in full on April 2, 1996. The $0.6 million note has been reduced to $0.4 million, bears interest at the rate of 6% after August 15, 1996 and requires monthly installments, with the final payment due in January, 1997.

NOTE 10--CONTINGENT LIABILITIES

     In July, 1990 a class action suit was filed in the United States District Court for the Central District of California by a stockholder of the Company against the Company and certain of its present and former directors and officers. The suit seeks unspecified damages for alleged non-disclosure and misrepresentation concerning the Company in violation of federal securities laws. The Company twice moved to dismiss the complaint on various grounds. After the first such motion was granted, plaintiff filed a first amended complaint, which subsequently was dismissed by order filed on September 20, 1991. Plaintiff then notified the court that it did not intend to further amend the complaint, and an

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  (Dollars in thousands except per-share data)

NOTE 10--CONTINGENT LIABILITIES--(Continued)

order dismissing the complaint was entered in November 1991. Plaintiff filed a notice of appeal to the Court of Appeals for the Ninth Circuit on December 23, 1991. The case was briefed and oral argument heard in June, 1993. Because of the precedent set by a Ninth Circuit decision in another case which was decided after the district court's order of dismissal but before the Ninth Circuit decided plaintiff's appeal, the Ninth Circuit reversed the district court's dismissal of the case and remanded the case to the district court for further proceedings in an opinion handed down by the Ninth Circuit on August 24, 1995. On March 25, 1996, the district court granted plaintiff's motion to certify a class composed of purchasers of the Company's Common Stock during the period from March 31, 1989 to June 12, 1990. The ultimate liability, if any, cannot be determined at this time.

     Die Cast Products, Inc. ("Die Cast Products"), a former subsidiary of the Company, has been named as a defendant in a lawsuit filed by the State of California pursuant to the Comprehensive Environmental Response, Compensation and Liability Act 42 U.S.C. Sec.Sec. 9601 et sec. The Company was originally notified of this action on December 10, 1992. The lawsuit seeks to recover response and remediation costs in connection with the release or threatened release of hazardous substances at 5619-21 Randolph Street, in the City of Commerce, CA ("Randolph Street Site"). It is alleged that the Randolph Street Site was used for the treatment, storage and disposal of hazardous substances. The Company anticipates being named as a defendant as a result of its former ownership of Die Cast Products, which allegedly disposed of hazardous waste materials at the Randolph Street Site. A settlement in principle between the State of California and the various potentially responsible parties was reached in October 1995. A consent decree was signed in July 1996. The Company's portion of the settlement was less than originally anticipated. Accordingly, the previously recorded reserve for this matter was reduced in 1995 to the settlement amount.

     In March, 1993 E&J Inc. received a notice from the U.S. Environmental Protection Agency ("EPA") regarding an organizational meeting of generators with respect to the Casmalia Resources Hazardous Waste Management Facility ("Casmalia Site") in Santa Barbara County, CA. The EPA alleges that the Casmalia Site is an inactive hazardous waste treatment, storage and disposal facility which accepted large volumes of commercial and industrial wastes from 1973 until 1989. In late 1991, the Casmalia Site owner/ operator abandoned efforts to actively pursue site permitting and closure and is currently conducting only minimal maintenance activities. The EPA estimates that the Casmalia Site's closure trust fund, approximately $10 million, is substantially insufficient to cover cleanup and closure of the site. Since August, 1992, the EPA has undertaken certain interim stabilization actions to control actual or threatened releases of hazardous substances at the Casmalia Site. The EPA is seeking cooperation from generators to assist in the clean up and closing of the Casmalia Site. E&J Inc. and 64 other entities were invited to the organizational meeting. E&J Inc. is a member of a manufacturers' group of potentially responsible parties which has investigated the site and proposed a remediation plan to the EPA. To reflect E&J Inc.'s estimated allocation of costs thereunder, a reserve of $1.0 million was recorded, which was included in the Consolidated Statements of Operations for 1993. During 1995 an agreement in principle was reached with the EPA for a settlement of the majority of the Casmalia site liability. A consent decree was signed during July 1996, which provides for the work to be completed in three phases. Phase I, which is estimated to take three to five years to complete, will require the Company, along with other responsible parties, to participate in funding the water management, certain construction projects and completion of the site investigation. Phase II, consisting of the remaining remedial construction activities and the first five years of operation and maintenance, will be funded by other parties and is estimated to take ten years. Subsequent to Phase II, additional operation and

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  (Dollars in thousands except per-share data)

NOTE 10--CONTINGENT LIABILITIES--(Continued)

maintenance will be required for approximately 30 years. The estimated exposure of the Company under this agreement is less than originally anticipated and the previously recorded reserve has been reduced to the expected settlement amount.

     In 1989 a patent infringement case was initiated against E&J Inc. and other defendants in the U.S. District Court, Central District of California. E&J Inc. prevailed at trial with a directed verdict of patent invalidity and non-infringement. The plaintiff filed an appeal with the U.S. Court of Appeals for the Federal Circuit. On March 31, 1993, the Court of Appeals vacated the District Court's decision and remanded the case for trial. Impacting the retrial of this litigation was a re-examination proceeding before the Board of Patent Appeals with respect to the subject patent. A ruling was rendered November 23, 1993 sustaining the claim of the patent which E&J Inc. has been charged with infringing. Upon the issuance of a patent re-examination certificate by the U.S. Patent Office, the plaintiff presented a motion to the District Court requesting a retrial of the case. The Company presented a Motion for Summary Judgment of Noninfringement based in part upon the November 23, 1993 decision of the Board of Patent Appeals. The Motion was granted in follow-up conferences and an official Judgment was entered November 17, 1994. Following the appeal by the plaintiffs, the case has been remanded to the US District Court, Central District of California, for further consideration. E&J Inc. believes that this case is without merit and intends to contest it vigorously. The ultimate liability of E&J Inc., if any, cannot be determined at this time.

     Following a jury trial on July 15, 1996, a verdict was rendered in the District Court of the First Judicial District of the State of New Mexico in a civil product liability law suit (Chris Trew et al. vs. Smith and Davis Manufacturing Company, Inc., No. SF95-354) against Smith & Davis Manufacturing Company, a wholly-owned subsidiary of the Company ("Smith & Davis"), in the amount of $550,000 actual damages and $4 million punitive damages. The suit was instituted on February 25, 1995 by the children and surviving heirs and personal representatives of a nursing home patient in Carlsbad, New Mexico who died on September 28, 1993 after her head became pinned between a bed rail allegedly manufactured by Smith & Davis and her bed. The suit alleged that the bed rail in question was defective and unsafe for its intended purpose, that Smith & Davis was negligent in designing, manufacturing, testing and marketing such bed rails and that the negligence of the nursing home in question was the proximate cause of the decedent's injuries and death. The nursing home reached a settlement with plaintiffs prior to trial. Smith & Davis has product liability insurance coverage which provides $1 million per occurrence coverage in excess of a $250,000 self insured retention and $5 million of umbrella coverage. Judgment has not yet been entered on the jury verdict.

     On June 18, 1996 a Class Action Complaint captioned Ron Kauffman v. Rodney
F. Hogg, et al. was filed in the Court of Chancery in New Castle County, Delaware with respect to the proposed acquisition of the Company by Graham-Field (see Note 4), naming as defendants the Company, its directors, BIL and Graham-Field. The suit alleges that, as a result of the proposed acquisition of the Company by Graham-Field, minority shareholders will not receive their proportionate share of the value of the Company's assets and will be prevented from obtaining a fair price for their stock. Plaintiff alleges that the acquisition offers minority shareholders value which is less than the Company's trading price prior to the announcement of the acquisition, and that BIL will receive more value for its holdings than minority shareholders. The plaintiff alleges that the directors breached their fiduciary duties to minority shareholders by not exercising independent business judgment and by acting for their own personal benefit. The plaintiff seeks certification of a class consisting of minority shareholders of the

             EVEREST & JENNINGS INTERNATIONAL LTD. AND SUBSIDIARIES
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                  (Dollars in thousands except per-share data)

NOTE 10--CONTINGENT LIABILITIES--(Continued)

Company. Plaintiff requests that the acquisition be enjoined or, alternatively, that damages be awarded to the class. To date, no responsive pleading has been filed by any of the defendants and no discovery has been taken.

     The Company and its subsidiaries are parties to other lawsuits and other proceedings arising out of the conduct of its ordinary course of business, including those relating to product liability and the sale and distribution of its products. While the results of such lawsuits and other proceedings cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the consolidated financial position or results of operations of the Company.

                SCHEDULE VIII--VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                       Balance at   Charged to
                                      Beginning of   Costs and                   Balance at End
For the Year Ended                       Period      Expenses       Deductions      of Period
------------------                       ------      --------       ----------      ---------
December 31, 1995:
  Allowance for doubtful accounts...  $    2,088    $     577       $     818      $   1,847
  Accrued restructuring expenses....       4,476          123           3,940          3,140

December 31, 1994:
  Allowance for doubtful accounts...  $    1,506    $   1,630       $   1,048      $   2,088
  Accrued restructuring expenses....       6,292          -0-           1,816          4,476

December 31, 1993:
  Allowance for doubtful accounts...  $    3,505    $   1,515       $   3,514(a)   $   1,506
  Accrued restructuring expenses....       6,047        5,074(b)(c)     4,829          6,292

----------
(a) This includes amount related to the accounts of the Institutional Business which have been reclassified as Assets Held for Sale.
(b) Accrued restructuring expenses include costs incurred in the process of relocating the Company's primary domestic wheelchair manufacturing facility from California to Missouri. $10,030 and $2,079 of restructuring expenses were charged to other balance sheet accounts for 1993 and 1992, respectively.
(c) Accrued restructuring expenses include costs related to the disposition of the Institutional Business.

                                                                         ANNEX A

                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER

                          dated as of September 3, 1996

                        and amended as of October 1, 1996

                                  by and among

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.,

                        BIL (FAR EAST HOLDINGS) LIMITED,

                              E&J ACQUISITION CORP.

                                       and

                      EVEREST & JENNINGS INTERNATIONAL LTD.

                                TABLE OF CONTENTS

     This Table of Contents is not part of the Agreement to which it is attached but is inserted for convenience only.

                                                                            Page
                                                                             No.
                                                                            ----
                                    ARTICLE I
                                   THE MERGER

1.01   The Merger...........................................................  2
1.02   Effective Time.......................................................  2
1.03   Certificate of Incorporation and Bylaws of the Surviving Corporation.  2
1.04   Directors and Officers of the Surviving Corporation..................  2
1.05   Effects of the Merger................................................  3
1.06   Further Assurances...................................................  3

                                   ARTICLE II
                              CONVERSION OF SHARES

2.01   Conversion of Capital Stock..........................................  3
2.02   Closing; Closing Deliveries..........................................  5
2.03   Exchange of Certificates.............................................  8

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.01   Organization and Qualification....................................... 11
3.02   Capital Stock; Indebtedness.......................................... 12
3.03   Authority Relative to this Agreement................................. 13
3.04   Non-Contravention; Approvals and Consents............................ 14
3.05   SEC Reports and Financial Statements................................. 15
3.06   Absence of Certain Changes or Events................................. 16
3.07   Absence of Undisclosed Liabilities................................... 16
3.08   Legal Proceedings.................................................... 17
3.09   Information Supplied................................................. 17
3.10   Compliance with Laws and Orders...................................... 17
3.11   Compliance with Agreements; Certain Agreements....................... 18
3.12   Taxes................................................................ 19
3.13   Benefit Plans; ERISA................................................. 19
3.14   Labor Matters........................................................ 24
3.15   Environmental Matters................................................ 25
3.16   Intellectual Property Rights......................................... 27
3.17   Affiliate Transactions............................................... 28
3.18   Vote Required........................................................ 28
3.19   Opinion of Financial Advisor......................................... 29
3.20   Ownership of Parent Common Stock..................................... 29
3.21   Section 203 of the DGCL Not Applicable............................... 29

                                  ARTICLE III-A
                      REPRESENTATIONS AND WARRANTIES OF BIL

3A.01  Organization and Qualification....................................... 29
3A.02  Authority Relative to this Agreement................................. 29

3A.03  Non-Contravention; Approvals and Consents............................ 30
3A.04  Legal Proceedings.................................................... 30
3A.05  Purchase for Investment.............................................. 30

                                   ARTICLE IV
                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

4.01   Organization and Qualification....................................... 31
4.02   Capital Stock........................................................ 32
4.03   Authority Relative to this Agreement................................. 33
4.04   Non-Contravention; Approvals and Consents............................ 34
4.05   SEC Reports and Financial Statements................................. 35
4.06   Absence of Certain Changes or Events................................. 36
4.07   Absence of Undisclosed Liabilities................................... 36
4.08   Legal Proceedings.................................................... 36
4.09   Information Supplied................................................. 37
4.10   Compliance with Laws and Orders...................................... 37
4.11   Compliance with Agreements; Certain Agreements....................... 38
4.12   Taxes................................................................ 38
4.13   Employee Benefit Plans; ERISA........................................ 39
4.14   Labor Matters........................................................ 43
4.15   Environmental Matters................................................ 43
4.16   Intellectual Property Rights......................................... 45
4.17   Vote Required........................................................ 46
4.18   Opinion of Financial Advisor......................................... 46
4.19   Parent Rights Agreement.............................................. 46
4.20   Ownership of Company Common Stock.................................... 46
4.21   Section 203 of the DGCL Not Applicable............................... 46

                                    ARTICLE V
                                    COVENANTS

5.01   Covenants of the Company and Parent.................................. 47
5.02   No Solicitations..................................................... 52
5.03   Conduct of Business of Sub........................................... 52
5.04   Third Party Standstill Agreements.................................... 53
5.05   Purchases of Common Stock of the Other Party......................... 53

                                   ARTICLE VI
                              ADDITIONAL AGREEMENTS

6.01   Access to Information; Confidentiality............................... 53
6.02   Preparation of Registration Statement and Proxy Statement............ 54
6.03   Approval of Stockholders............................................. 55
6.04   Company Affiliates................................................... 55
6.05   Stock Exchange Listing............................................... 56
6.06   PBGC Waiver Payments................................................. 56
6.07   Regulatory and Other Approvals....................................... 56
6.08   Company Option Plans................................................. 57
6.09   Expenses............................................................. 57
6.10   Brokers or Finders................................................... 57
6.11   Takeover Statutes.................................................... 57
6.12   Conveyance Taxes..................................................... 58
6.13   [Intentionally Left Blank]........................................... 58

6.14   Related Party Contracts and Transactions............................. 58
6.15   Benefit Arrangements................................................. 58
6.16   Indemnification of Directors and Officers............................ 58
6.17   Contributed Shares and Debt.......................................... 60
6.18   Excess HSBC Indebtedness............................................. 60
6.19   Mexican Subsidiary................................................... 60

                                   ARTICLE VII
                                   CONDITIONS

7.01   Conditions to Each Party's Obligation to Effect the Merger........... 60
7.02   Conditions to Obligation of Parent and Sub to effect the Merger...... 62
7.03   Conditions to Obligation of the Company to Effect the Merger......... 64

                                  ARTICLE VIII
                        TERMINATION, AMENDMENT AND WAIVER

8.01   Termination.......................................................... 65
8.02   Effect of Termination................................................ 65
8.03   Amendment............................................................ 66
8.04   Waiver............................................................... 66

                                   ARTICLE IX
                               GENERAL PROVISIONS

9.01   Non-Survival of Representations, Warranties, Covenants and Agreements 66
9.02   Notices.............................................................. 67
9.03   Entire Agreement; Incorporation of Exhibits.......................... 68
9.04   Public Announcements................................................. 68
9.05   No Third Party Beneficiary........................................... 69
9.06   No Assignment; Binding Effect........................................ 69
9.07   Headings............................................................. 69
9.08   Invalid Provisions................................................... 69
9.09   Governing Law........................................................ 69
9.10   Enforcement of Agreement............................................. 69
9.11   Certain Definitions.................................................. 70
9.12   Counterparts......................................................... 71

                                    EXHIBITS

EXHIBIT A  Form of Certificate of Designations of Parent Series B Cumulative
           Convertible Preferred Stock

EXHIBIT B  Form of Certificate of Designations of Parent Series C Cumulative
           Convertible Preferred Stock

EXHIBIT C  Term Sheet for Unsecured Subordinated Promissory Note

EXHIBIT D  Parent Amendment

EXHIBIT E  Form of Affiliate Agreement

                            GLOSSARY OF DEFINED TERMS

     The following terms, when used in this Agreement, have the meanings ascribed to them in the corresponding Sections of this Agreement listed below:

"affiliate"............................................  Section 9.11(a)
"Affiliate Agreement"..................................  Section 6.04
"Agreement"............................................  Preamble
"Alternative Proposal".................................  Section 5.02
"Antitrust Division"...................................  Section 6.07
"Appraised Value"......................................  Section 2.02(b)(iii)
"beneficially".........................................  Section 9.11(b)
"BIL"..................................................  Preamble
"BIL Company Preferred Shares".........................  Sections 2.02(b)(iii)
"BIL Debt".............................................  Section 2.02(b)(iii)
"business day".........................................  Section 9.11(c)
"CERCLA"...............................................  Section 3.15(c)
"CERCLIS"..............................................  Section 3.15(e)
"Certificate of Merger"................................  Section 1.02
"Certificates".........................................  Section 2.03(b)
"Claim"................................................  Section 6.16(a)
"Closing"..............................................  Section 2.02(a)
"Closing Date".........................................  Section 2.02(a)
"Code".................................................  Section 2.03(g)
"Common Stock Trust"...................................  Section 2.03(e)(iii)
"Company"..............................................  Preamble
"Company Affiliates"...................................  Section 6.04
"Company Benefit Plan".................................  Section 3.13(o)(i)
"Company Common Stock".................................  Preamble
"Company Defined Benefit Plan".........................  Section 3.13(o)(ii)
"Company Disclosure Letter"............................  Section 3.01
"Company ERISA Affiliate"..............................  Section 3.13(o)(iii)
"Company Financial Statements".........................  Section 3.05
"Company Intellectual Property"........................  Section 3.16
"Company Option Plans".................................  Section 3.02(a)
"Company Pension Benefit Plan".........................  Section 3.13(o)(iv)
"Company Permits"......................................  Section 3.10
"Company Preferred Stock"..............................  Section 2.01(d)
"Company Qualified Plan"...............................  Section 3.13(o)(v)
"Company SEC Reports"..................................  Section 3.05
"Company Series A Preferred Stock".....................  Section 2.01(d)
"Company Series B Preferred Stock".....................  Section 2.01(d)
"Company Series C Preferred Stock".....................  Section 2.01(d)
"Company Stockholders' Approval".......................  Section 6.03(b)
"Company Stockholders' Meeting"........................  Section 6.03(b)
"Company Stock Option".................................  Section 6.08
"Company Subject Defined Benefit Plan".................  Section 3.13(o)(vi)
"Confidentiality Agreement"............................  Section 6.01
"Constituent Corporations".............................  Section 1.01
"Contracts"............................................  Section 3.04(a)
"Contributed Debt".....................................  Section 2.02(b)(iii)
"Contributed Shares"...................................  Section 2.02(b)(iii)

"control," "controlling," "controlled by" and "under
   common control with"................................  Section 9.11(a)
"Conversion Number"....................................  Section 2.01(c)(i)
"DGCL".................................................  Section 1.01
"Dissenting Share".....................................  Section 2.01(e)(i)
"Effective Time".......................................  Section 1.02
"Environmental Law"....................................  Section 3.15(g)(i)
"Environmental Permits"................................  Section 3.15(a)
"ERISA"................................................  Section 3.13(o)(vii)
"Excess Shares"........................................  Section 2.03(e)(ii)
"Exchange Act".........................................  Section 3.04(b)
"Exchange Agent".......................................  Section 2.03(a)
"Exchange Fund"........................................  Section 2.03(a)
"Fair Market Value"....................................  Section 2.01(c)(ii)(A)
"FTC"..................................................  Section 6.07
"GAAP".................................................  Section 3.13(o)(viii)
"Governmental or Regulatory Authority".................  Section 3.04(a)
"group"................................................  Section 9.11(e)
"Hazardous Material"...................................  Section 3.15(g)(ii)
"HSBC".................................................  Section 6.06
"HSBC Debt Payment"....................................  Section 2.02(b)(i)
"HSBC Indebtedness"....................................  Section 2.02(b)(i)
"HSR Act"..............................................  Section 3.04(b)
"Indemnified Parties"..................................  Section 6.16(a)
"Industrial Property"..................................  Section 3.16
"Intellectual Property"................................  Section 3.16
"Investment Assets"....................................  Section 3.17
"laws".................................................  Section 3.04(a)
"Lien".................................................  Section 3.02(b)
"material", "material adverse effect" and "materially
  adverse".............................................  Section 9.11(d)
"Merger"...............................................  Preamble
"Merger Consideration Per Share".......................  Section 2.01(c)(i)
"Mexican Subsidiary"...................................  Section 6.19
"NPL"..................................................  Section 3.15(c)
"NYSE".................................................  Section 2.01(c)(ii)(B)
"Options"..............................................  Section 3.02
"orders"...............................................  Section 3.04(a)
"Original Agreement"...................................  Preamble
"Outstanding Note".....................................  Section 2.02(b)(v)
"Parent"...............................................  Preamble
"Parent Amendment".....................................  Section 6.03(a)
"Parent Benefit Plan"..................................  Section 4.13(n)(i)
"Parent Common Stock"..................................  Section 2.01(c)
"Parent Defined Benefit Plan"..........................  Section 4.13(n)(ii)
"Parent Disclosure Letter".............................  Section 4.01
"Parent Employee Benefit Plans"........................  Section 4.13(b)
"Parent ERISA Affiliate"...............................  Section 4.13(n)(iii)
"Parent Financial Statements"..........................  Section 4.05
"Parent Incentive Program".............................  Section 4.02(a)
"Parent Intellectual Property".........................  Section 4.16
"Parent Pension Benefit Plan"..........................  Section 4.13(n)(iv)
"Parent Permits".......................................  Section 4.10

"Parent Preferred Stock"...............................  Section 4.02(a)
"Parent Qualified Plan"................................  Section 4.13(n)(v)
"Parent Rights"........................................  Section 4.02(a)
"Parent Rights Agreement"..............................  Section 4.02(a)
"Parent SEC Reports"...................................  Section 4.05
"Parent Series A Preferred Stock"......................  Section 4.02(a)
"Parent Series B Preferred Stock"......................  Section 2.02(b)(iii)
"Parent Series C Preferred Stock"......................  Section 2.02(b)(iv)
"Parent Stockholders' Approval"........................  Section 6.03(a)
"Parent Stockholders' Meeting".........................  Section 6.03(a)
"Parent Subject Defined Benefit Plan"..................  Section 4.13(n)(vi)
"PBGC".................................................  Section 3.13(o)(ix)
"PBGC Waiver"..........................................  Section 3.13(m)
"person"...............................................  Section 9.11(e)
"Plan".................................................  Section 3.13(o)(x)
"Plan Amendment".......................................  Section 6.03(a)
"Proxy Statement"......................................  Section 3.09
"Registration Rights Agreement"........................  Preamble
"Registration Statement"...............................  Section 4.09
"Representatives"......................................  Section 9.11(f)
"Sales Price"..........................................  Section 2.01(c)(ii)(B)
"SEC"..................................................  Section 3.04(b)
"Secretary of State"...................................  Section 1.02
"Securities Act".......................................  Section 3.04(b)
"Stock Amendment"......................................  Section 6.03(a)
"Stockholder Action Amendments"........................  Section 6.03(a)
"Stockholder Agreement"................................  Preamble
"Stockholders' Meetings"...............................  Section 6.03(b)
"Sub"..................................................  Preamble
"Sub Common Stock".....................................  Section 2.01(a)
"Subsidiary"...........................................  Section 9.11(g)
"Surviving Corporation"................................  Section 1.01
"Surviving Corporation Common Stock"...................  Section 2.01(a)
"taxes"................................................  Section 3.12(c)
"Trading Day"..........................................  Section 2.01(c)(ii)(C)

     This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER dated as of September 3, 1996 and amended as of October 1, 1996 ("this Agreement") is made and entered into by and among Graham-Field Health Products, Inc., a Delaware corporation ("Parent"), E&J Acquisition Corp., a Delaware corporation wholly owned by Parent ("Sub"), BIL (Far East Holdings) Limited, a Hong Kong Corporation (together with its affiliates, "BIL"), and Everest & Jennings International Ltd., a Delaware corporation (the "Company").

     WHEREAS, Parent, Sub, BIL and the Company entered into an Agreement and Plan of Merger dated as of September 3, 1996 (the "Original Agreement");

     WHEREAS, Parent, Sub, BIL and the Company wish to amend and restate the Original Agreement in its entirety;

     WHEREAS, the Boards of Directors of Parent, Sub and the Company have each determined that it is advisable and in the best interests of their respective stockholders to consummate, and have approved, the business combination transaction provided for herein in which Sub would merge with and into the Company and the Company would become a wholly-owned subsidiary of Parent (the "Merger");

     WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective long-term business strategies and is fair to and in the best interests of their respective stockholders, and Parent has approved this Agreement and the Merger as the sole stockholder of Sub;

     WHEREAS, BIL is the majority stockholder of the Company;

     WHEREAS, concurrently with the execution and delivery of the Original Agreement, Parent and BIL entered into (i) a stockholder agreement dated as of September 3, 1996 pursuant to which, among other things, BIL has agreed to vote its shares of common stock, par value $0.10 per share, of the Company ("Company Common Stock"), and its shares of Company Preferred Stock (as defined in Section 3.02) in favor of the Merger (as amended and restated as of September 19, 1996, the "Stockholder Agreement"), and (ii) a registration rights agreement dated as of September 3, 1996 pursuant to which the Company has agreed to register shares of capital stock of Parent to be received by BIL in the Merger (the "Registration Rights Agreement"); and

     WHEREAS, Parent, Sub, BIL and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I
                                   THE MERGER

     1.01 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.02), Sub shall be merged with and into the Company in accordance with the General Corporation Law of the State of Delaware (the "DGCL"). At the Effective Time, the separate existence of Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation"). Sub and the Company are sometimes referred to herein as the "Constituent Corporations". As a result of the Merger, the outstanding shares of capital stock of the Constituent Corporations shall be converted or canceled in the manner provided in Article II.

     1.02 Effective Time. At the Closing (as defined in Section 2.02(a)), a certificate of merger (the "Certificate of Merger") shall be duly prepared and executed by the Surviving Corporation and thereafter delivered to the Secretary of State of the State of Delaware (the "Secretary of State") for filing, as provided in Section 251 of the DGCL, as soon as practicable on the Closing Date (as defined in Section 2.02(a)). The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State (the date and time of such filing being referred to herein as the "Effective Time").

     1.03 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, (i) the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation, and (ii) the Bylaws of the Company as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

     1.04 Directors and Officers of the Surviving Corporation. The directors of Sub and the officers of Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation, until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

     1.05 Effects of the Merger. Subject to the foregoing, the effects of the Merger shall be as provided in the applicable provisions of the DGCL.

     1.06 Further Assurances. Each party hereto will, either prior to or after the Effective Time, execute such further documents, instruments, deeds, bills of sale, assignments and assurances and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest the Surviving Corporation with full title to all assets, properties, rights, approvals, immunities and franchises of either of the Constituent Corporations or to effect the other purposes of this Agreement.

                                   ARTICLE II
                              CONVERSION OF SHARES

     2.01 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

     (a) Capital Stock of Sub. Each issued and outstanding share of the common stock, par value $.01 per share, of Sub ("Sub Common Stock") shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). Each certificate representing outstanding shares of Sub Common Stock shall at the Effective Time represent an equal number of shares of Surviving Corporation Common Stock.

     (b) Cancellation of Treasury Stock and Stock Owned by Parent and Subsidiaries. All shares of Company Common Stock that are owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent, Sub or any other wholly-owned Subsidiary (as defined in Section 9.11) of Parent shall be canceled and retired and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor.

     (c) Conversion of Company Common Stock. (i) Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.01(b) and other than Dissenting Shares (as defined in Section 2.01(e))) shall be converted into the right to receive .35 (as the same may be adjusted pursuant to Section 2.01(c)(ii), the "Conversion Number") of a fully paid and nonassessable share of common stock, par value $.025 per share, of Parent ("Parent Common Stock"), subject to reduction as provided in paragraph (ii) below (the "Merger Consideration Per Share").

     (ii) Notwithstanding the provisions of paragraph (i) above, if the Fair Market Value (as defined below) of the Merger Consideration Per Share computed in accordance with paragraph (i) above exceeds $5.50, the Conversion Number shall be reduced to the extent necessary to cause the Fair Market Value of the Merger Consideration Per Share to equal $5.50. For purposes of this Agreement,
(A) the "Fair Market Value" of each share of Parent Common Stock shall mean the arithmetic average of the Sales Prices (as defined below) on each of the ten
(10) consecutive Trading Days (as defined below) ending on and including the fifth Trading Day before the Closing Date; (B) "Sales Price" shall mean, on any Trading Day, the closing sales price of a share of Parent Common Stock reported on The New York Stock Exchange, Inc. ("NYSE") Composite Tape on such day; and
(C) "Trading Day" shall mean any day on which securities are traded on the NYSE.

     (iii) If, prior to the Effective Time, Parent shall pay a dividend in, subdivide, combine into a smaller number of shares or issue by reclassification of its shares, any shares of Parent Common Stock, the Conversion Number shall be multiplied by a fraction, the numerator of which shall be the number of shares of Parent Common Stock outstanding immediately after, and the denominator of which shall be the number of such shares outstanding immediately before, the occurrence of such event, and the resulting product shall from and after the date of such event be the Conversion Number, subject to further adjustment in accordance with this paragraph.

     (iv) All shares of Company Common Stock converted in accordance with paragraph (i) of this Section 2.01(c) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares (other than Dissenting Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration Per Share to be issued or paid in consideration therefor (determined in accordance with this Section 2.01), upon the surrender of such certificate in accordance with this Article II, without interest.

     (d) Company Preferred Stock. Each issued and outstanding share of Series A Convertible Preferred Stock, par value $.01 per share, of the Company ("Company Series A Preferred Stock"), Series B Convertible Preferred Stock, par value $.01 per share, of the Company ("Company Series B Preferred Stock"), and Series C Convertible Preferred Stock, par value $.01 per share, of the Company ("Company Series C Preferred Stock" and, together with the Company Series A Preferred Stock and the Company Series B Preferred Stock, the "Company Preferred Stock"), shall continue to be an issued and outstanding share of each such series of Company Preferred Stock.

     (e) Dissenting Shares. (i) Notwithstanding any provision of this Agreement to the contrary, each outstanding share of Company Common Stock the holder of which has not voted in favor of the Merger, has perfected such holder's right to an appraisal of such holder's shares in accordance with the applicable provisions of the DGCL and has not effectively withdrawn or lost such right to appraisal (a "Dissenting Share"), shall not be converted into or represent a right to receive the Merger Consideration Per Share, but the holder thereof shall be entitled only to such rights as are granted by the applicable provisions of the DGCL; provided, however, that any Dissenting Share held by a person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to the DGCL, shall be deemed to be converted into, as of the Effective Time, the right to receive the Merger Consideration Per Share pursuant to Section 2.01(c).

     (ii) The Company shall give Parent (x) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to the applicable provisions of the DGCL relating to the appraisal process received by the Company and (y) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company will not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of Parent, settle or offer to settle any such demands.

     (f) Stock Option Plans. The Company Option Plans (as defined in Section 3.02(a)), the stock option agreements executed pursuant thereto, and each option to purchase Company Common Stock granted thereunder that is outstanding at the Effective Time shall be cancelled and Parent shall grant to the holder of each such option an option under the Parent Incentive Program (as defined in Section 4.02) to purchase shares of Parent Common Stock, as more fully described in
Section 6.08.

     (g) Parent Rights. Each share of Parent Common Stock issued to holders of Company Common Stock pursuant to this Agreement shall be issued together with one associated Parent Right (as defined in Section 4.02(a)) in accordance with the Parent Rights Agreement (as defined in Section 4.02(a)). References herein to the shares of Parent Common Stock issuable pursuant to this Agreement shall be deemed to include the associated Parent Rights.

     2.02 Closing; Closing Deliveries.

     (a) Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.01, and subject to the satisfaction or waiver (where applicable) of the conditions set forth in Article VII, the closing of the Merger (the "Closing") will take place at the offices of Milbank, Tweed, Hadley & McCloy, One Chase Manhattan Plaza, New York, New York, at 10:00 a.m., local time, on the business day following satisfaction of the condition set forth in Section 7.01.(a), unless another date, time or place is agreed to in writing by the parties hereto (the "Closing Date").

     (b) Closing Deliveries. At the Closing:

     (i) In exchange for the delivery by wire transfer of immediately available funds from BIL to Parent in an amount equal to the HSBC Debt Payment (as defined below), Parent shall deliver to BIL a certificate representing a number of shares of Parent Common Stock (disregarding fractions) equal to the amount determined by dividing (x) the amount of the HSBC Debt Payment by (y) the greater of (A) $13.00 and (B) the Fair Market Value of each share of Parent Common Stock. For purposes hereof, the term "HSBC Debt Payment" means an amount equal to the aggregate amount of principal, interest and prepayment penalties or premiums that would be required to be paid by the Company to Hong Kong and Shanghai Banking Corporation Limited ("HSBC") in order to pay off and discharge in full all indebtedness owing by the Company to HSBC (the "HSBC Indebtedness") on and as of the Closing Date; provided that the HSBC Debt Payment shall in no event exceed $25 million.

     (ii) Parent shall apply the funds delivered to Parent by BIL pursuant to the immediately preceding paragraph to pay off and discharge in full the HSBC Indebtedness, and shall cause HSBC to deliver to BIL an instrument in form and substance reasonably satisfactory to BIL evidencing HSBC's release of BIL from its guarantee of the HSBC Indebtedness.

     (iii) Parent shall deliver to BIL a certificate representing shares of Series B Cumulative Convertible Preferred Stock, par value $.01 per share, of Parent ("Parent Series B Preferred Stock") having an aggregate stated value equal to the lesser of (A) the sum of (I) the aggregate unpaid principal of and accrued and unpaid interest on the indebtedness of the Company owing to BIL on the Closing Date (the "BIL Debt") and (II) the aggregate liquidation value of the shares of Company Preferred Stock owned by BIL on the Closing Date (the "BIL Company Preferred Shares") and (B) $61 million, in exchange for the delivery by BIL to Parent of:

     (x) an instrument reasonably satisfactory in form and substance to Parent assigning to Parent BIL Debt, together with any and all security interests and other Liens previously granted to BIL with respect thereto, in an aggregate principal amount which, together with accrued interest thereon, does not exceed the Appraised Value (as defined below) of the Parent Series B Preferred Stock to be issued to BIL hereunder; and

     (y) certificates representing BIL Company Preferred Stock, duly endorsed for transfer in blank or accompanied by duly executed stock powers in blank, having an aggregate liquidation value which does not exceed the result obtained by subtracting (A) the aggregate unpaid principal of and accrued interest on the BIL Debt referred to in clause (x) above from (B) the Appraised Value of the Parent Series B Preferred Stock to be issued to BIL hereunder.

     For purposes hereof, "Appraised Value" means the fair market value as of the Closing Date of the Parent Series B Preferred Stock to be issued to BIL hereunder as determined by and set forth in a written report of an investment banking or valuation firm designated by Parent and reasonably acceptable to BIL delivered to Parent and BIL at least five (5) days prior to the Closing Date; provided that the Appraised Value of such shares shall not exceed their aggregate stated value.

     In the event that the liquidation value of the Company Preferred Stock owned by BIL on the Closing Date exceeds the resulting amount referred to in clause (y) above, BIL shall contribute shares of Company Preferred Stock representing such excess amount (the "Contributed Shares") to the capital of the Company in accordance with Section 6.17. In the event that, after giving effect to the contribution of the Contributed Shares, the unpaid principal of and accrued interest on the BIL Debt held by BIL on the Closing Date exceeds the amount referred to in clause (x) above, BIL shall contribute BIL Debt representing such excess amount (the "Contributed Debt") to the capital of the Company in accordance with Section 6.17.

     The terms, limitations and relative rights and preferences of the Parent Series B Preferred Stock will be as set forth in the form Certificate of Designations of the Series B Convertible Preferred Stock of Parent attached as Exhibit A hereto.

     (iv) In exchange for the delivery by wire transfer of immediately available funds from BIL to Parent in the amount of $10 million, Parent shall deliver to BIL a certificate representing shares of Series C Cumulative Convertible Preferred Stock, par value $.01 per share, of Parent ("Parent Series C Preferred Stock") having an aggregate stated value equal to $10 million. The terms, limitations and relative rights and preferences of the Parent Series C Preferred Stock will be as set forth in the form of Certificate of Designations of the Series C Convertible Preferred Stock of Parent attached as Exhibit B hereto.

     (v) In exchange for the delivery by BIL to Parent of the Unsecured Promissory Note dated July 18, 1996 evidencing the loan by BIL to Parent of U.S. $4 million (the "Outstanding Note"), duly endorsed for transfer to Parent, Parent shall deliver to BIL an unsecured subordinated promissory note reflecting the terms set forth in Exhibit C hereto and such other terms not inconsistent therewith as are customary for subordinated indebtedness, including covenants of Parent (which shall in no event be more onerous to Parent than covenants contained in Parent's senior indebtedness) and events of default, as Parent and BIL shall mutually agree; provided that if BIL and Parent cannot agree on the terms of such note, the Outstanding Note shall remain outstanding in accordance with its terms.

     (vi) There shall also be delivered to Parent, Sub and the Company the certificates and other documents and instruments required to be delivered under
Article VII.

     2.03 Exchange of Certificates.

     (a) Exchange Agent. As of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, deposit with a bank or trust company designated before the Closing Date by Parent and reasonably acceptable to the Company (the "Exchange Agent"), certificates representing the number of duly authorized whole shares of Parent Common Stock issuable pursuant to Section 2.01(c), which shall be held for the benefit of and distributed to the holders of Company Common Stock in accordance with this Section. The Exchange Agent shall agree to hold such shares of Parent Common Stock (such shares of Parent Common Stock being referred to herein as the "Exchange Fund") for delivery as contemplated by this Section and upon such additional terms as may be agreed upon by the Exchange Agent, the Company and Parent.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail or deliver to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") whose shares are converted pursuant to
Section 2.01(c) into the right to receive the Merger Consideration Per Share (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form and have such other provisions as the Surviving Corporation may reasonably specify) and
(ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the Merger Consideration Per Share and cash in lieu of fractional shares in accordance with Section 2.03(e). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and completed in accordance with its terms, the holder of such Certificate shall be entitled to receive in exchange therefor (1) a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to Section 2.01(c) and (2) the cash amount payable in lieu of fractional shares in accordance with Section 2.03(e), and the Certificate so surrendered shall forthwith be canceled. In no event shall the holder of any Certificate be entitled to receive interest on any of the consideration to be received in the Merger. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, the aggregate Merger Consideration Per Share may be issued to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.03(b), each Certificate shall be deemed at any time after the Effective Time for all corporate purposes of Parent, except as limited by paragraph (c) below, to represent ownership of the aggregate number of shares of Parent Common Stock into which the number of shares of Company Common Stock represented thereby have been converted as contemplated by this Article II. Notwithstanding the foregoing, Certificates representing Company Common Stock surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Section 6.04 shall not be exchanged until Parent has received an Affiliate Agreement (as defined in Section 6.04) as provided in Section 6.04.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.03(e) until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section. Subject to the effect of applicable laws and to the provisions of Section 2.03(e), following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of cash payable with respect to any fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.03(e) and the amount of dividends or other distributions, if any, with a record date on or after the Effective Time which theretofore became payable, but which were not paid by reason of the immediately preceding sentence, with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

     (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (and any cash paid pursuant to Section 2.03(e)) shall be deemed to have been issued at the Effective Time in full satisfaction of all rights pertaining to the shares of Company Common Stock represented thereby. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section.

     (e) No Fractional Shares. (i) No certificate or scrip representing fractional shares of Parent Common Stock to which holders of Company Common Stock would otherwise be entitled pursuant to Section 2.01(c) will be issued in the Merger upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

     (ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the aggregate number of whole shares of Parent Common Stock represented by fractional shares of Parent Common Stock to which holders of Company Common Stock would be entitled but for the provisions of clause (i) of this Section 2.03(e) (such number of shares being herein called the "Excess Shares"). As soon after the Effective Time as practicable, the Exchange Agent, as agent for the holders of Company Common Stock, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided in paragraph
          (iii) of this Section 2.03(e).

    (iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through a member firm of the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the holders of Company Common Stock, the Exchange Agent will hold such proceeds in trust for the holders of Company Common Stock (the " Common Stock Trust"). Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of the Excess Shares. In addition, Parent shall pay the Exchange Agent's compensation and expenses in connection with such sale. The Exchange Agent shall determine the portion of the Common Stock Trust to which each holder of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Common Stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Common Stock are entitled.

     (iv) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in accordance with the immediately preceding paragraph, the Exchange Agent shall make available such amounts to such holders of Company Common Stock in a manner consistent with paragraphs (b) and (c) of this Section 2.03.

     (f) Termination of Exchange Fund and Common Stock Trust. Any portion of the Exchange Fund and Common Stock Trust which remains undistributed to the stockholders of the Company for six (6) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) as general creditors for payment of their claim for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash payable in respect of fractional share interests delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Sub as follows:

     3.01 Organization and Qualification. Each of the Company and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, except for such failures to be so incorporated, existing and in good standing or to have such power and authority which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect (as defined in Section 9.11) on the Company and its Subsidiaries taken as a whole. Each of the Company and its Subsidiaries is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole. Section 3.01 of the letter dated the date hereof and delivered to Parent and Sub by the Company concurrently with the execution and delivery of this Agreement (the "Company Disclosure Letter") sets forth (i) the name and jurisdiction of incorporation of each Subsidiary (as defined in Section 9.11) of the Company, (ii) its authorized capital stock,
(iii) the number of issued and outstanding shares of capital stock and (iv) the record owners of such shares. Except for interests in the Subsidiaries of the Company and as disclosed in Section 3.01 of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. The Company has previously delivered to Parent correct and complete copies of the certificate or articles of incorporation and bylaws (or other comparable charter documents) of the Company and each of its Subsidiaries.

     3.02 Capital Stock; Indebtedness. (a) The authorized capital stock of the Company consists solely of 12,000,000 shares of Company Common Stock and 31,000,000 shares of Company Preferred Stock, consisting of 10,000,000 shares of Company Series A Preferred Stock, 1,000,000 shares of Company Series B Preferred Stock and 20,000,000 shares of Company Series C Preferred Stock. As of August 1, 1996, 7,196,565 shares of Company Common Stock were issued and outstanding, no shares were held in the treasury of the Company, 2,865,420 shares were reserved for issuance upon conversion of the Company Preferred Stock and 380,887 shares were reserved for issuance upon the exercise of stock options granted under the Company employee stock option plans described in Section 3.02 of the Company Disclosure Letter (the "Company Option Plans"). Since such date, except as set forth in Section 3.02 of the Company Disclosure Letter, there has been no change in the number of issued and outstanding shares of Company Common Stock or shares of Company Common Stock held in treasury. As of the date hereof, there are 7,867,842 shares of Company Series A Preferred Stock issued and outstanding, 786,357 shares of Company Series B Preferred Stock issued and outstanding and 20,000,000 shares of Company Series C Preferred Stock issued and outstanding, all of which are owned beneficially and of record by BIL. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock are, and all shares of Company Common Stock reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. Except pursuant to this Agreement, the Stockholder Agreement and the Registration Rights Agreement and except as set forth in Section 3.02 of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights (including "phantom" stock rights), preemptive rights or other contracts, commitments, understandings or arrangements, including any right of conversion or exchange under any outstanding security, instrument or agreement (together, "Options"), obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of the Company or to grant, extend or enter into any Option with respect thereto.

     (b) Except as disclosed in Section 3.02 of the Company Disclosure Letter, all of the outstanding shares of capital stock of each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by the Company or a Subsidiary wholly owned, directly or indirectly, by the Company, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities and charges of any kind (each a "Lien"). Except as disclosed in Section 3.02 of the Company Disclosure Letter, there are no (i) outstanding Options obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of any Subsidiary of the Company or to grant, extend or enter into any such Option or
(ii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than the Company or a Subsidiary wholly owned, directly or indirectly, by the Company with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of any Subsidiary of the Company.

     (c) Except as disclosed in Section 3.02 of the Company Disclosure Letter, there are no outstanding contractual obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Subsidiary of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other person.

     (d) As of the date of this Agreement, the HSBC Indebtedness is approximately $25,350,000 and the principal amount of and accrued and unpaid interest on the BIL Debt is approximately $24,875,000.

     3.03 Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Company Stockholders' Approval (as defined in Section 6.03(b)), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company, the Board of Directors of the Company has recommended adoption of this Agreement by the stockholders of the Company and directed that this Agreement be submitted to the stockholders of the Company for their consideration, and no other corporate proceedings on the part of the Company or its stockholders are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, other than obtaining the Company Stockholders' Approval. This Agreement has been duly and validly executed and delivered by the Company and, subject to the obtaining of the Company Stockholders' Approval, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     3.04 Non-Contravention; Approvals and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of the Company or any of its Subsidiaries, or (ii) except as described in Section 3.04 of the Company Disclosure Letter and subject to obtaining the Company Stockholders' Approval in accordance with the

DGCL, the Company's Certificate of Incorporation and Bylaws and the taking of the actions described in paragraph (b) of this Section, (x) any statute, law, rule, regulation or ordinance (together, "laws"), or any judgment, decree, order, writ, permit or license (together, "orders"), of any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision (a "Governmental or Regulatory Authority") applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, or (y) except as described in Section 3.04 of the Company Disclosure Letter, any note, bond, mortgage, security agreement, indenture, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind (together, "Contracts") to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated by this Agreement.

     (b) Except (i) for the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), (ii) for the filing of the Proxy Statement (as defined in Section 3.09) and the Registration Statement (as defined in Section 4.09) with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), the declaration of the effectiveness of the Registration Statement by the SEC and filings with various state securities authorities that are required in connection with the transactions contemplated by this Agreement,
(iii) for the filing of the Certificate of Merger and other appropriate merger documents required by the DGCL with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Constituent Corporations are qualified to do business, and (iv) as disclosed in Section 3.04 of the Company Disclosure Letter, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any law or order of any Governmental or Regulatory Authority or any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated by this Agreement.

     3.05 SEC Reports and Financial Statements. The Company delivered to Parent prior to the execution of this Agreement a true and complete copy of each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) filed by the Company or any of its Subsidiaries with the SEC since December 31, 1992 (as such documents have since the time of their filing been amended or supplemented, the "Company SEC Reports"), which are all the documents (other than preliminary material) that the Company and its Subsidiaries were required to file with the SEC since such date. As of their respective dates, the Company SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports (the "Company Financial Statements") complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (as defined in Section 3.13(o)(viii)), except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC, and, as of the respective dates thereof, fairly presented (subject, in the case of the unaudited interim financial statements, to year-end audit adjustments) the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. Except as set forth in Section 3.05 of the Company Disclosure Letter, each Subsidiary of the Company is treated as a consolidated subsidiary of the Company in the Company Financial Statements for all periods covered thereby.

     3.06 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or in Section 3.06 of the Company Disclosure Letter, (a) since December 31, 1995 there has not been any change, event or development having, or that could be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole, and (b) between June 30, 1996 and the date hereof (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice and (ii) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date hereof, would constitute a breach of any provision of clause (ii) of Section 5.01(a).

     3.07 Absence of Undisclosed Liabilities. Except for matters reflected or reserved against in the balance sheet as of June 30, 1996 included in the Company Financial Statements or as disclosed in Section 3.07 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries had at such date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated subsidiaries (including the notes thereto), except liabilities or obligations (i) which were incurred in the ordinary course of business consistent with past practice or
(ii) which have not been, and could not be reasonably expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries taken as a whole.

     3.08 Legal Proceedings. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or in Section 3.08 of the Company Disclosure Letter, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting, nor to the knowledge of the Company are there any Governmental or Regulatory Authority investigations or audits pending or threatened against, relating to or affecting, the Company or any of its Subsidiaries or any of their respective assets and properties which, individually or in the aggregate, could be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated by this Agreement, and (ii) neither the Company nor any of its Subsidiaries is subject to any continuing order of any Governmental or Regulatory Authority which, individually or in the aggregate, could be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated by this Agreement.

     3.09 Information Supplied. The joint proxy statement relating to the Stockholders' Meetings (as defined in Section 6.03(b)), as amended or supplemented from time to time (as so amended and supplemented, the "Proxy Statement"), and any other documents to be filed by the Company with the SEC or any other Governmental or Regulatory Authority in connection with the Merger and the other transactions contemplated hereby will (in the case of the Proxy Statement and any such other documents filed with the SEC under the Exchange Act or the Securities Act) comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively, and will not, on the date of its filing or, in the case of the Proxy Statement, at the date it is mailed to stockholders of the Company and of Parent and at the time of the Stockholders' Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to information included therein with respect to Parent and its Subsidiaries, including information incorporated by reference therein from documents filed by Parent or any of its Subsidiaries with the SEC.

     3.10 Compliance with Laws and Orders. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental and Regulatory Authorities necessary for the lawful conduct of their respective businesses (the "Company Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except failures so to comply which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, the Company and its Subsidiaries are not in violation of or default under any law or order of any Governmental or Regulatory Authority, except for such violations or defaults which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole.

     3.11 Compliance with Agreements; Certain Agreements.

     (a) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or Section 3.11 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in breach or violation of, or in default in the performance or observance of any term or provision of, and no event has occurred which, with notice or lapse of time or both, could be reasonably expected to result in a default under, (i) the certificate of incorporation or bylaws (or other comparable charter documents) of the Company or any of its Subsidiaries or
(ii) any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound, except in the case of clause (ii) for breaches, violations and defaults which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole.

     (b) Except as disclosed in Section 3.11 of the Company Disclosure Letter or in the Company SEC Reports filed prior to the date of this Agreement or as provided for in this Agreement, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to any oral or written (i) consulting agreement not terminable on thirty (30) days' or less notice, (ii) union or collective bargaining agreement, (iii) agreement with any executive officer or other key employee of the Company or any of its Subsidiaries the benefits of which are contingent or vest, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature contemplated by this Agreement, (iv) agreement with respect to any executive officer or other key employee of the Company or any of its Subsidiaries providing any term of employment or compensation guarantee or (v) agreement or plan, including any stock option, stock appreciation right, restricted stock or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     3.12 Taxes. (a) Each of the Company and its Subsidiaries has filed all material tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed or granted and have not expired, and all such tax returns and reports are complete and accurate in all respects, except to the extent that such failures to file, have extensions granted that remain in effect or be complete and accurate in all respects, as applicable, individually or in the aggregate, would not have a material adverse effect on the Company and its Subsidiaries taken as a whole; provided, however, the Company makes no representation or warranty with respect to the availability to the Surviving Corporation of any net operating loss or tax credit carryover of the Company and its Subsidiaries. The Company and each of its Subsidiaries has paid or accrued (or the Company has paid on its behalf) all taxes shown as due on such tax returns and reports. The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements, and no deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries that are not adequately reserved for thereon, except for inadequately reserved taxes and inadequately reserved deficiencies that would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries taken as a whole. No requests for waivers of the time to assess any taxes against the Company or any of its Subsidiaries have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the Company SEC Reports, or, to the extent not adequately reserved, the assessment of which would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries taken as a whole.

     (b) As used in this Section 3.13 and in Section 4.12, "taxes" shall include all federal, state, local and foreign income, franchise, property, sales, use, excise and other taxes, including obligations for withholding taxes from payments due or made to any other person and any interest, penalties or additions to tax.

     3.13 Benefit Plans; ERISA. (a) Section 3.13(a) of the Company Disclosure Letter (i) contains a true and complete list and description of each Company Benefit Plan, (ii) identifies each Company Benefit Plan that is a Company Qualified Plan, (iii) identifies each Company Benefit Plan which at any time during the five-year period preceding the date of this Agreement was a Company Defined Benefit Plan and (iv) lists, describes and identifies each other Plan maintained, established, sponsored or contributed to by a Company ERISA Affiliate, or any predecessor thereof, which, during the five-year period preceding the date of this Agreement, was at any time a Company Defined Benefit Plan. Neither the Company nor any of its Subsidiaries has scheduled or agreed upon future increases of benefit levels (or creations of new benefits) with respect to any Company Benefit Plan, and no such increases or creation of benefits have been proposed, made the subject of representations to employees or requested or demanded by employees under circumstances which make it reasonable to expect that such increases will be granted. Except as disclosed in Section 3.13(a) of the Company Disclosure Letter, no loan is outstanding between the Company or any of its Subsidiaries and any employee. No Company Benefit Plan established by Everest & Jennings Canadian Limited is or was a defined benefit plan under applicable Canadian laws and regulations, except for the Executive Employee Pension Plan, which is fully funded in accordance with all applicable Canadian laws and regulations and as to which all required contributions have been made.

     (b) Neither the Company nor any of its Subsidiaries maintains or is obligated to provide benefits under any life, medical or health plan (other than as an incidental benefit under a Company Qualified Plan) which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Budget Reconciliation of 1985, as amended.

     (c) Except as set forth in Section 3.13(c) of the Company Disclosure Letter, each Company Benefit Plan covers only employees who are employed by the Company or any of its Subsidiaries (or former employees or beneficiaries with respect to service with the Company or any of its Subsidiaries), so that the transactions contemplated by this Agreement will require no spin-off of assets and liabilities or other division or transfer of rights with respect to any such plan.

     (d) Except as disclosed in Section 3.13(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, any Company ERISA Affiliate nor any other corporation or organization controlled by or under common control with any of the foregoing within the meaning of Section 4001 of ERISA has at any time contributed to any "multiemployer plan", as that term is defined in Section 4001 of ERISA.

     (e) Each of the Company Benefit Plans is, and its administration is and has been since inception, in all material respects in compliance with, and neither the Company nor any of its Subsidiaries has received any claim or notice that any such Company Benefit Plan is not in compliance with, all applicable laws and orders and prohibited transactions exemptions, including the requirements of ERISA, the Code, the Age Discrimination in Employment Act, the Equal Pay Act and Title VII of the Civil Rights Act of 1964. Each Company Qualified Plan has received a favorable determination of qualification from the Internal Revenue Service and there have been no plan amendments, events or circumstances subsequent to the issuance of such determination of qualification that would cause the Company Qualified Plan to lose its determination of qualification. Each Company Benefit Plan which is intended to provide for the deferral of income, the reduction of salary or other compensation or to afford other tax benefits complies with the requirements of the applicable provisions of the Code or other laws required in order to provide such tax benefits. In respect of any Company Benefit Plan, neither the Company nor any of its Subsidiaries has requested a closing agreement under the Employee Plans Closing Agreement Program (set forth in Rev. Proc. 94-16, 1994-5 I.R.B. 22), a compliance statement under the Voluntary Compliance Resolution program (set forth in Revenue Procedure 94-62, 1994-2 C.B. 778) or any other determination under any remedial program of the Internal Revenue Service applicable to employee benefit plans, and neither the Company nor any of its Subsidiaries has consulted with counsel, accountants, employee benefits consultants or actuaries in regard to making a request under any such remedial program.

     (f) Neither the Company nor any of its Subsidiaries is in default in performing any of its contractual obligations under any Company Benefit Plan or any related trust agreement or insurance contract, except for such defaults which, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole. All contributions and other payments required to be made by the Company or any of its Subsidiaries to any Company Benefit Plan with respect to any period ending before or at or including the Closing Date have been made or reserves adequate for such contributions or other payments have been or will be set aside therefor and have been or will be reflected in financial statements in accordance with GAAP. There are no material outstanding liabilities of any Company Benefit Plan other than liabilities for benefits to be paid to participants in such Company Benefit Plan and their beneficiaries in accordance with the terms of such Company Benefit Plan. Neither the Company nor any of its Subsidiaries has any express or implied commitment, whether legally enforceable or not, to create, incur liability with respect to, or cause to exist any employee benefit plan or to modify any Plan, other than as required by law.

     (g) No event has occurred, and there exists no condition or set of circumstances in connection with any Company Benefit Plan, under which the Company or any of its Subsidiaries, directly or indirectly (through any indemnification agreement or otherwise), could reasonably be expected to be subject to any risk of material liability under Section 409 of ERISA, Section 502(i) of ERISA, Title IV of ERISA or Section 4975 of the Code.

     (h) Except as provided in Section 6.06 of this Agreement, no transaction contemplated by this Agreement will result in liability to the PBGC under
Section 302(c)(11), 4062, 4063, 4064 or 4069 of ERISA, or otherwise, with respect to the Company or any of its Subsidiaries, Parent, Sub or any corporation or organization controlled by or under common control with any of the foregoing within the meaning of Section 4001 of ERISA, and no event or condition exists or has existed which could reasonably be expected to result in any such liability with respect to Parent, Sub, the Company, any of its Subsidiaries or any such corporation or organization. Except as disclosed in
Section 3.13(h) of the Company Disclosure Letter:

          (i) no "reportable event" within the meaning of Section 4043 of ERISA has occurred with respect to any Company Defined Benefit Plan;

          (ii) no termination re-establishment or spin-off re-establishment transaction has occurred with respect to any Company Subject Defined Benefit Plan;

          (iii) no Company Subject Defined Benefit Plan has incurred any accumulated funding deficiency whether or not waived; and

          (iv) no filing has been made and no proceeding has been commenced for the complete or partial termination of, or withdrawal from, any Company Benefit Plan which is a Company Pension Benefit Plan.

     (i) Except as disclosed under Section 3.13(i) of the Company Disclosure Letter, no benefit under any Company Benefit Plan, including, without limitation, any severance or parachute payment plan or agreement, will be established or become accelerated, vested, funded or payable by reason of any transaction contemplated under this Agreement.

     (j) To the knowledge of the Company, there are no pending or threatened claims by or on behalf of any Company Benefit Plan, by any person covered thereby, or otherwise, which allege violations of law which could reasonably be expected to result in material liability on the part of Parent, Sub, the Company, any of its Subsidiaries or any fiduciary of any such Company Benefit Plan, nor is there any basis for such a claim.

     (k) No employer securities, employer real property or other employer property is included in the assets of any Company Benefit Plan. Except as disclosed in Section 3.13(k) of the Company Disclosure Letter, each Company Subject Defined Benefit Plan is a "frozen" Company Defined Benefit Plan and no benefits under any such Company Subject Defined Benefit Plan have accrued after December 31, 1992 in respect of any participants thereunder, active or otherwise.

     (l) Except as disclosed in Section 3.13(l) of the Company Disclosure Letter, the fair market value of the assets of each Company Subject Defined Benefit Plan, as determined as of the last day of the plan year of such plan which coincides with or first precedes the date of this Agreement, was not less than the present value of the projected benefit obligations under such plan at such date as established on the basis of the actuarial assumptions applicable under such Company Subject Defined Benefit Plan at said date and, to the knowledge of the Company, there have been no material changes in such values since said date.

     (m) PBGC Liens. The Company is required to pay to the PBGC approximately $494,000 on September 15, 1996, approximately $230,000 on October 15, 1996 and approximately $230,000 on January 15, 1997 under the conditional waivers of minimum funding standards granted by the Internal Revenue Service to the Retirement Plan for Employees of the Company in letters dated September 1, 1992 and December 10, 1992 and/or any other Benefit Plan (the "PBGC Waiver").

     (n) Complete and correct copies of the following documents have been furnished to Parent prior to the execution of this Agreement:

          (i) each Company Benefit Plan and any predecessor plans referred to therein, any related trust agreements, and service provider agreements, insurance contracts or agreements with investment managers, including without limitation, all amendments thereto;

          (ii) current summary Plan descriptions of each Company Benefit Plan subject to ERISA, and any similar descriptions of all other Company Benefit Plans;

          (iii) the most recent Form 5500 series filings and schedules thereto for each Company Benefit Plan subject to ERISA reporting requirements;

          (iv) the most recent determination of the Internal Revenue Service with respect to the qualified status of each Company Qualified Plan;

          (v) the most recent accountings with respect to any Company Benefit Plan funded through a trust; and

          (vi) the most recent actuarial report of the qualified actuary of any Company Subject Defined Benefit Plan or any other Company Benefit Plan with respect to which actuarial valuations are conducted.

     (o) For purposes of this Agreement, the following terms have the following meanings:

          (i) "Company Benefit Plan" means any Plan established by the Company, any Company Subsidiary, or any predecessor or affiliate of any of the foregoing, existing at the Closing Date or prior thereto, to which the Company or any Company Subsidiary contributes or has contributed, or under which any employee, former employee or director of the Company or any Company Subsidiary or any beneficiary thereof is covered, is eligible for coverage or has benefit rights.

          (ii) "Company Defined Benefit Plan" means each Company Benefit Plan which is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

          (iii) "Company ERISA Affiliate" means any person who is in the same controlled group of corporations or who is under common control (within the meaning of Section 414 of the Code) with the Company or, before the Closing, the Company or any Subsidiary.

          (iv) "Company Pension Benefit Plan" means each Company Benefit Plan which is a pension benefit plan within the meaning of Section 3(2) of ERISA.

          (v) "Company Qualified Plan" means each Company Benefit Plan which is intended to qualify under Section 401 of the Code.

          (vi) "Company Subject Defined Benefit Plan" means each Company Defined Benefit Plan listed and described in Section 3.13(a) of the Company Disclosure Letter.

          (vii) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

          (viii) "GAAP" means generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

          (ix) "PBGC" means the Pension Benefit Guaranty Corporation established under ERISA.

          (x) "Plan" means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen's compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, including, but not limited to, any "employee benefit plan" within the meaning of Section 3(3) of ERISA.

     3.14 Labor Matters. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or in Section 3.14 of the Company Disclosure Letter, (i) there are no material controversies pending or, to the knowledge of the Company, threatened between the Company or any of its Subsidiaries and any representatives of its employees, except such as would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries taken as a whole, (ii) to the knowledge of the Company, there are no material organizational efforts presently being made involving any of the now unorganized employees of the Company or any of its Subsidiaries and (iii) since December 31, 1992, there has been no work stoppage, strike or other concerted action by employees of the Company or any of its Subsidiaries except such as did not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries taken as a whole.

     3.15 Environmental Matters. (a) Each of the Company and its Subsidiaries has obtained all licenses, permits, authorizations, approvals and consents from Governmental or Regulatory Authorities which are required under any applicable Environmental Law (as defined below) in respect of its business or operations ("Environmental Permits"), except for such failures to have Environmental Permits which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole. Each of such Environmental Permits is in full force and effect and each of the Company and its Subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with any applicable Environmental Law, except for such failures to be in compliance which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole.

     (b) Except as disclosed in Section 3.15(b) of the Company Disclosure Letter, no notice, notification, demand, request for information, citation, summons or order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or threatened by any Governmental or Regulatory Authority relating to any alleged failure by the Company or any of its Subsidiaries to have any Environmental Permit or with respect to any generation, treatment, storage, recycling, transportation, discharge or disposal, or any release, of any Hazardous Materials generated by the Company or any of its Subsidiaries which alleged failure, generation, treatment, storage, recycling, transportation, discharge or disposal or release could reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole.

     (c) Except as disclosed in Section 3.15(c) of the Company Disclosure Letter, to the knowledge of the Company, (i) no site or facility now or previously owned, operated or leased by the Company or any of its Subsidiaries is listed or proposed for listing on the National Priorities List ("NPL") promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations thereunder ("CERCLA"), or on any similar foreign, provincial, state or local list of sites requiring investigation or clean-up and (ii) neither the Company nor any of its Subsidiaries has released a material amount of Hazardous Materials to any site or facility now or previously owned, operated or leased by the Company or any of its Subsidiaries (or to any neighboring site or facility).

     (d) Except as described in Section 3.15(d) of the Company Disclosure Letter, (i) no Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by the Company or any of its Subsidiaries, other than any such site or facility not individually or in the aggregate material to the Company and its Subsidiaries taken as a whole, (ii) no action of any Governmental or Regulatory Authority has been taken or, to the knowledge of the Company, is in process that could subject any such site or facility to such Liens, (iii) neither the Company nor any of its Subsidiaries has been required to place any notice or restriction relating to the presence of Hazardous Materials at any such site or facility owned by it in any deed to the real property on which such site or facility is located and (iv) the Company is not aware of any facts that would require the Company or any of its Subsidiaries to place such a notice or restriction in any such deed in the future.

     (e) Except as disclosed in Section 3.15(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has transported or arranged for the transportation of any Hazardous Material to any location that is listed on the NPL, listed for possible inclusion on the NPL by the Environmental Protection Agency in the Comprehensive Environmental Response and Liability Information System, as provided for by 40 C.F.R. Sec. 300.5 ("CERCLIS"), or on any similar state, local or foreign list or that is the subject of Federal, state, local or foreign enforcement actions or other investigations that could reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole.

     (f) Except as disclosed in Section 3.15(f) of the Company Disclosure Letter, there have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by, or which are in the possession of, the Company or any of its Subsidiaries in relation to any site or facility now or previously owned, operated or leased by the Company or any of its Subsidiaries.

     (g) As used herein:

          (i) "Environmental Law" means any law or order of any Governmental or Regulatory Authority relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment (including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes; and

          (ii) "Hazardous Material" means (A) any petroleum or petroleum products, flammable explosives, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs); (B) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import under any Environmental Law; and (C) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental or Regulatory Authority under any Environmental Law.

     3.16 Intellectual Property Rights. The Company and its Subsidiaries have all right, title and interest in, or a valid and binding license or right to use, all Intellectual Property (as defined below) individually or in the aggregate material to the conduct of the businesses of the Company and its Subsidiaries taken as a whole (the "Company Intellectual Property"). All Industrial Property included in the Company Intellectual Property has been and currently remains duly registered with, filed in or issued by the appropriate Governmental or Regulatory Authority. Except as disclosed in Section 3.16 of the Company Disclosure Letter, (i) the Company or a Subsidiary of the Company has the sole and exclusive right to use all of the Company Intellectual Property, except for pending applications for any Industrial Property included within the Company Intellectual Property; (ii) all Company Intellectual Property is valid and subsisting and free and clear of any Liens, and none of the Company Intellectual Property is subject to any outstanding order or Contract restricting the scope of the use thereof; and (iii) there are no claims or demands of any other person pertaining to the Company Intellectual Property or any license with respect thereto, and no actions or proceedings, judicial or administrative or otherwise, have been instituted, are pending or to the knowledge of the Company are threatened which challenge or affect the rights of the Company or any of its Subsidiaries in respect thereof. Neither the Company nor any Subsidiary of the Company is in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Company Intellectual Property, such Company Intellectual Property is not being infringed by any third party, and neither the Company nor any Subsidiary of the Company is infringing any Intellectual Property of any third party, except for such defaults and infringements which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole. For purposes of this Agreement, "Intellectual Property" means Industrial Property (as defined below) and inventions, invention studies (whether patentable or unpatentable), designs, copyrights, mask works, trademarks, service marks, trade dress, trade names, secret formulae, trade secrets, secret processes, computer programs, proprietary databases, confidential information, whether technical or otherwise, and know-how; and "Industrial Property" means patents, copyright registrations, mask work registrations, trademark and service mark registrations, and pending applications for any of the foregoing.

     3.17 Affiliate Transactions. Except as disclosed in Section 3.17 of the Company Disclosure Letter, (i) there is no indebtedness outstanding between the Company or any of its Subsidiaries, on the one hand, and BIL or any of its other affiliates, on the other hand, (ii) neither BIL nor any of its other affiliates provides or causes to be provided any assets, services or facilities to the Company or any of its Subsidiaries, (iii) neither the Company nor any of its Subsidiaries provides or causes to be provided any assets, services or facilities to BIL or any of its other affiliates and (iv) neither the Company nor any of its Subsidiaries beneficially owns, directly or indirectly, any Investment Assets (as defined below) issued by BIL or any of its other affiliates. Except as disclosed in Section 3.17 of the Company Disclosure Letter, each of the transactions disclosed thereon was incurred or engaged in, as the case may be, on an arm's-length basis and, since December 31, 1995, all settlements of liabilities between the Company or any of its Subsidiaries, on the one hand, and BIL or any of its other affiliates, on the other hand, have been made in the ordinary course of business consistent with past practice. For purposes hereof, the term "Investment Assets" shall mean debentures, notes and other evidences of indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets.

     3.18 Vote Required. Assuming the accuracy of the representation and warranty contained in Section 4.20, the affirmative vote of the holders of record of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class and separately as classes, with respect to the adoption of this Agreement is the only vote of the holders of any class or series of the capital stock of the Company required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

     3.19 Opinion of Financial Advisor. The Company has received the opinion of Vector Securities International, Inc., dated the date hereof, to the effect that, as of the date hereof, the consideration to be received in the Merger by the holders of Company Common Stock is fair, from a financial point of view, to such holders, and a true and complete copy of such opinion has been delivered to Parent prior to the execution of this Agreement.

     3.20 Ownership of Parent Common Stock. Except as disclosed in Section 3.20 of the Company Disclosure Letter, neither BIL, the Company nor any of their respective Subsidiaries and other affiliates beneficially owns any shares of Parent Common Stock.

     3.21 Section 203 of the DGCL Not Applicable. The Company's Board of Directors has taken all necessary actions so that the provisions of Section 203(a) of the DGCL will not apply to this Agreement, the Merger, the Stockholder Agreement and the other transactions contemplated hereby or thereby, and has approved Parent becoming an "interested stockholder" within the meaning of such section.

                                  ARTICLE III-A
                      REPRESENTATIONS AND WARRANTIES OF BIL

     BIL represents and warrants to Parent and Sub as follows:

     3A.01 Organization and Qualification. BIL is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.

     3A.02 Authority Relative to this Agreement. BIL has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by BIL and the consummation by BIL of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of BIL, and no other corporate proceedings on the part of BIL or its stockholders are necessary to authorize the execution, delivery and performance of this Agreement by BIL and the consummation by BIL of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by BIL and constitutes a legal, valid and binding obligation of BIL enforceable against BIL in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     3A.03 Non-Contravention; Approvals and Consents. (a) The execution and delivery of this Agreement by BIL does not, and the performance by BIL of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of BIL under, any of the terms, conditions or provisions of (i) the certificate or articles of incorporation or bylaws (or other comparable charter documents) of BIL, or (ii)
(x) any law or order of any Governmental or Regulatory Authority applicable to BIL or any of its assets or properties, or (y) any Contracts to which BIL is a party or by which BIL or any of its respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on the ability of BIL to consummate the transactions contemplated by this Agreement.

     3A.04 Legal Proceedings. There are no actions, suits, arbitrations or proceedings pending or, to the knowledge of BIL, threatened against, relating to or affecting, nor to the knowledge of BIL are there any Governmental or Regulatory Authority investigations or audits pending or threatened against, relating to or affecting, BIL or any of its assets and properties which, individually or in the aggregate, could be reasonably expected to have a material adverse effect on the ability of BIL to consummate the transactions contemplated by this Agreement, and (ii) BIL is not subject to any continuing order of any Governmental or Regulatory Authority which, individually or in the aggregate, could be reasonably expected to have a material adverse effect on the ability of BIL to consummate the transactions contemplated by this Agreement.

     3A.05 Purchase for Investment. The shares of Parent Common Stock and Parent Preferred Stock to be issued to BIL pursuant to this Agreement, together with any shares of Parent Common Stock issued upon conversion of or as a dividend on such shares of Parent Preferred Stock, will be acquired by BIL for its own account for the purpose of investment, it being understood that the right to dispose of such shares shall be entirely within the discretion of BIL. BIL will refrain from transferring or otherwise disposing of any of such shares of Parent Common Stock or Parent Preferred Stock, or any interest therein, in such manner as to cause Parent to be in violation of the registration requirements of the Securities Act, or applicable state securities or blue sky laws. BIL acknowledges that each certificate representing such shares of Parent Common Stock or Parent Preferred Stock shall bear a legend to the effect that the shares represented by such certificate have not been registered under the provisions of the Securities Act and may not be sold, transferred or otherwise disposed of except pursuant to (i) an effective registration statement under the Securities Act or (ii) a valid exemption from the registration requirements of the Securities Act and such other legends as may be required by the Stockholder Agreement.

                                   ARTICLE IV
                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Parent and Sub represent and warrant to the Company as follows:

     4.01 Organization and Qualification. Each of Parent and its Subsidiaries (including Sub) is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, except for such failures to be so incorporated, existing and in good standing or to have such power and authority which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole. Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby. Each of Parent and its Subsidiaries is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole. Section 4.01 of the letter dated the date hereof and delivered by Parent and Sub to the Company concurrently with the execution and delivery of this Agreement (the "Parent Disclosure Letter") sets forth (i) the name and jurisdiction of incorporation of each Subsidiary of Parent, (ii) its authorized capital stock, (iii) the number of issued and outstanding shares of capital stock and (iv) the record owners of such shares. Except for interests in the Subsidiaries of Parent and as disclosed in Section
4.01 of the Parent Disclosure Letter, Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. Parent has previously delivered to the Company correct and complete copies of the certificate or articles of incorporation and bylaws (or other comparable charter documents) of Parent and each of its Subsidiaries.

     4.02 Capital Stock. (a) The authorized capital stock of Parent consists solely of 40,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $.01 per share ("Parent Preferred Stock"). As of August 7, 1996, 14,175,608 shares of Parent Common Stock were issued and outstanding, no shares were held in the treasury of Parent, 1,313,325 shares were reserved for issuance in connection with Parent's Incentive Program, as amended (the "Parent Incentive Program"), and 345,336 were shares reserved for issuance in connection with the warrants held by John Hancock Mutual Life Insurance Company. Since such date, except as set forth in Section 4.02 of the Parent Disclosure Letter, there has been no change in the number of issued and outstanding shares of Parent Common Stock or shares of Parent Common Stock held in treasury or reserved for issuance since such date other than the exercise of options outstanding under the Parent Incentive Program as of such date. As of the date hereof, no shares of Parent Preferred Stock are issued and outstanding and 300,000 shares are designated Series A Participating Preferred Shares ("Parent Series A Preferred

Stock") and are reserved for issuance in accordance with the Rights Agreement dated as of September 3, 1996 by and between Parent and American Stock Transfer & Trust Company, as Rights Agent (the "Parent Rights Agreement"), pursuant to which Parent has issued rights (the "Parent Rights") to purchase shares of Parent Series A Preferred Stock. All of the issued and outstanding shares of Parent Common Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. All shares of Parent Common Stock, Parent Series B Preferred Stock and Parent Series C Preferred Stock to be issued pursuant to the Agreement and upon conversion of or as a dividend on the Parent Series B Preferred Stock and the Parent Series C Preferred Stock will be, when so issued in accordance with this Agreement or the terms of the Parent Series B Preferred Stock or the Parent Series C Preferred Stock, as the case may be, duly authorized, validly issued, fully paid and nonassessable. Except pursuant to this Agreement and the Parent Rights Agreement and except as set forth in Section 4.02 of the Parent Disclosure Letter, there are no outstanding Options obligating Parent or any of its Subsidiaries to issue or sell any shares of capital stock of Parent or to grant, extend or enter into any Option with respect thereto.

     (b) Except as disclosed in Section 4.02 of the Parent Disclosure Letter, all of the outstanding shares of capital stock of each Subsidiary of Parent are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by Parent or a Subsidiary wholly owned, directly or indirectly, by Parent, free and clear of any Liens. Except as disclosed in
Section 4.02 of the Parent Disclosure Letter, there are no (i) outstanding Options obligating Parent or any of its Subsidiaries to issue or sell any shares of capital stock of any Subsidiary of Parent or to grant, extend or enter into any such Option or (ii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than Parent or a Subsidiary wholly owned, directly or indirectly, by Parent with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of any Subsidiary of Parent.

     (c) Except as disclosed in Section 4.02 of the Parent Disclosure Letter, there are no outstanding contractual obligations of Parent or any Subsidiary of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock of any Subsidiary of Parent or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Parent or any other person.

     4.03 Authority Relative to this Agreement. Each of Parent and Sub has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Parent Stockholders' Approval (as defined in Section 6.03(a)), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Sub and the consummation by each of Parent and Sub of the transactions contemplated hereby have been duly and validly approved by its Board of Directors and by Parent in its capacity as the sole stockholder of Sub, the Board of Directors of Parent has adopted a resolution declaring the advisability of the Parent Amendment and the Plan Amendment (each as defined in Section 6.03(a)) and directed that the Parent Amendment and the Plan Amendment and the issuance of Parent securities to be issued pursuant to this Agreement, upon conversion of or as a dividend on the Parent Series B Preferred Stock and the Parent Series C Preferred Stock and under the Company Option Plans after the Merger as contemplated by Section 6.08 be submitted for consideration by the stockholders of Parent, and no other corporate proceedings on the part of either of Parent or Sub or their stockholders are necessary to authorize the execution, delivery and performance of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby, other than obtaining the Parent Stockholders' Approval. This Agreement has been duly and validly executed and delivered by each of Parent and Sub and, subject to the obtaining of the Parent Stockholders' Approval, constitutes a legal, valid and binding obligation of each of Parent and Sub enforceable against each of Parent and Sub in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     4.04 Non-Contravention; Approvals and Consents. (a) The execution and delivery of this Agreement by each of Parent and Sub do not, and the performance by each of Parent and Sub of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of Parent or any of its Subsidiaries, or (ii) except as described in Section 4.04 of the Parent Disclosure Letter and subject to obtaining the Parent Stockholders' Approval in accordance with the DGCL, Parent's Certificate of Incorporation and Bylaws and the taking of the actions described in paragraph (b) of this Section, (x) any laws or orders of any Governmental or Regulatory Authority applicable to Parent or any of its Subsidiaries or any of their respective assets or properties, or
(y) except as described in Section 4.04 of the Parent Disclosure Letter, any Contracts to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole or on the ability of Parent and Sub to consummate the transactions contemplated by this Agreement.

     (b) Except (i) for the filing of a premerger notification report by Parent under the HSR Act, (ii) for the filing of the Proxy Statement and Registration Statement with the SEC pursuant to the Exchange Act and the Securities Act, the declaration of the effectiveness of the Registration Statement by the SEC and filings with various state securities authorities that are required in connection with the transactions contemplated by this Agreement, (iii) for the filing of the Certificate of Merger and other appropriate merger documents required by the DGCL with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Constituent Corporations are qualified to do business, (iv) for any filings with the SEC required under
Section 13(d) of the Exchange Act and (v) as disclosed in Section 4.04 of the Parent Disclosure Letter, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any law or order of any Governmental or Regulatory Authority or any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective assets or properties is bound for the execution and delivery of this Agreement by each of Parent and Sub, the performance by each of Parent and Sub of its obligations hereunder or the consummation of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole or on the ability of Parent and Sub to consummate the transactions contemplated by this Agreement.

     4.05 SEC Reports and Financial Statements. Parent delivered to the Company prior to the execution of this Agreement a true and complete copy of each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) filed by Parent or any of its Subsidiaries with the SEC since December 31, 1992 (as such documents have since the time of their filing been amended or supplemented, the "Parent SEC Reports"), which are all the documents (other than preliminary material) that Parent and its Subsidiaries were required to file with the SEC since such date. As of their respective dates, the Parent SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Parent SEC Reports (the "Parent Financial Statements") complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP, except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC, and, as of the respective dates thereof, fairly presented (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments (which, in the case of the unaudited financial statements included in Parent's Report on Form 10-Q for the period ended June 30, 1996, are not expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries taken as a whole)) the consolidated financial position of Parent and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. Except as set forth in Section 4.05 of the Parent Disclosure Letter, each Subsidiary of Parent is treated as a consolidated subsidiary of Parent in the Parent Financial Statements for all periods covered thereby.

     4.06 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement or in Section 4.06 of the Parent Disclosure Letter, (a) since December 31, 1995 there has not been any change, event or development having, or that could be reasonably expected to have, individually or in the aggregate, a material adverse effect on Parent and its Subsidiaries taken as a whole, and (b) except as disclosed in Section 4.06 of the Parent Disclosure Letter, between June 30, 1996 and the date hereof (i) Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice and (ii) neither Parent nor any of its Subsidiaries has taken any action which, if taken after the date hereof, would constitute a breach of any provision of clause (ii) of Section 5.01(b).

     4.07 Absence of Undisclosed Liabilities. Except for matters reflected or reserved against in the balance sheet as of June 30, 1996 included in the Parent Financial Statements or as disclosed in Section 4.07 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries had at such date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated subsidiaries (including the notes thereto), except liabilities or obligations (i) which were incurred in the ordinary course of business consistent with past practice or (ii) which have not been, and could not be reasonably expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries taken as a whole.

     4.08 Legal Proceedings. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement or in Section 4.08 of the Parent Disclosure Letter, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting, nor to the knowledge of Parent are there any Governmental or Regulatory Authority investigations or audits pending or threatened against, relating to or affecting, Parent or any of its Subsidiaries or any of their respective assets and properties which, individually or in the aggregate, could be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole or on the ability of Parent and Sub to consummate the transactions contemplated by this Agreement, and (ii) neither Parent nor any of its Subsidiaries is subject to any continuing order of any Governmental or Regulatory Authority which, individually or in the aggregate, is having or could be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole or on the ability of Parent and Sub to consummate the transactions contemplated by this Agreement.

     4.09 Information Supplied. The registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger, as amended or supplemented from time to time (as so amended and supplemented, the "Registration Statement"), and any other documents to be filed by Parent with the SEC or any other Governmental or Regulatory Authority in connection with the Merger and the other transactions contemplated hereby will (in the case of the Registration Statement and any such other documents filed with the SEC under the Securities Act or the Exchange Act) comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively, and will not, on the date of its filing or, in the case of the Registration Statement, at the time it becomes effective under the Securities Act, at the date the Proxy Statement is mailed to stockholders of the Company and of Parent and at the time of the Stockholders' Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Parent or Sub with respect to information included therein with respect to the Company and its Subsidiaries, including information incorporated by reference therein from documents filed by the Company or any of its Subsidiaries with the SEC.

     4.10 Compliance with Laws and Orders. Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental and Regulatory Authorities necessary for the lawful conduct of their respective businesses (the "Parent Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except failures so to comply which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, Parent and its Subsidiaries are not in violation of or default under any law or order of any Governmental or Regulatory Authority, except for such violations or defaults which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole.

     4.11 Compliance with Agreements; Certain Agreements. (a) Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any other party thereto is in breach or violation of, or in default in the performance or observance of any term or provision of, and no event has occurred which, with notice or lapse of time or both, could be reasonably expected to result in a default under, (i) the certificate of incorporation or bylaws (or other comparable charter documents) of Parent or any of its Subsidiaries or (ii) any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective assets or properties is bound, except in the case of clause (ii) for breaches, violations and defaults which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole.

     (b) Except as disclosed in Section 4.11 of the Parent Disclosure Letter or in the Parent SEC Reports filed prior to the date of this Agreement or as provided for in this Agreement, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to any oral or written (i) consulting agreement not terminable on thirty (30) days' or less notice, (ii) union or collective bargaining agreement, (iii) agreement with any executive officer or other key employee of Parent or any of its Subsidiaries the benefits of which are contingent or vest, or the terms of which are materially altered, upon the occurrence of a transaction involving Parent or any of its Subsidiaries of the nature contemplated by this Agreement, (iv) agreement with respect to any executive officer or other key employee of Parent or any of its Subsidiaries providing any term of employment or compensation guarantee or (v) agreement or plan, including any stock option, stock appreciation right, restricted stock or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     4.12 Taxes. (a) Each of Parent and its Subsidiaries has filed all material tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed or granted and have not expired, and all such tax returns and reports are complete and accurate in all respects, except to the extent that such failures to file, have extensions granted that remain in effect or be complete and accurate in all respects, as applicable, individually or in the aggregate, would not have a material adverse effect on Parent and its Subsidiaries taken as a whole. Parent and each of its Subsidiaries has paid (or Parent has paid on its behalf) all taxes shown as due on such tax returns and reports. The most recent financial statements contained in the Parent SEC Reports reflect an adequate reserve for all taxes payable by Parent and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements, and no deficiencies for any taxes have been proposed, asserted or assessed against Parent or any of its Subsidiaries that are not adequately reserved for thereon, except for inadequately reserved taxes and inadequately reserved deficiencies that would not, individually or in the aggregate, have a material adverse effect on Parent and its Subsidiaries taken as a whole. No requests for waivers of the time to assess any taxes against Parent or any of its Subsidiaries have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the Parent SEC Reports, or, to the extent not adequately reserved, the assessment of which would not, individually or in the aggregate, have a material adverse effect on Parent and its Subsidiaries taken as a whole.

     4.13 Employee Benefit Plans; ERISA. (a) Section 4.13(a) of the Parent Disclosure Letter (i) contains a true and complete list and description of each Parent Benefit Plan, (ii) identifies each Parent Benefit Plan that is a Parent Qualified Plan, (iii) identifies each Parent Benefit Plan which at any time during the five-year period preceding the date of this Agreement was a Parent Defined Benefit Plan and (iv) lists, describes and identifies each other Plan maintained, established, sponsored or contributed to by a Parent ERISA Affiliate, or any predecessor thereof, which, during the five-year period preceding the date of this Agreement, was at any time a Parent Defined Benefit Plan. Neither Parent nor any of its Subsidiaries has scheduled or agreed upon future increases of benefit levels (or creations of new benefits) with respect to any Parent Benefit Plan, and no such increases or creation of benefits have been proposed, made the subject of representations to employees or requested or demanded by employees under circumstances which make it reasonable to expect that such increases will be granted. Except as disclosed in Section 4.13(a) of the Parent Disclosure Letter, no loan is outstanding between Parent or any of its Subsidiaries and any employee.

     (b) Neither Parent nor any of its Subsidiaries maintains or is obligated to provide benefits under any life, medical or health plan (other than as an incidental benefit under a Parent Qualified Plan) which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Budget Reconciliation of 1985, as amended.

     (c) Except as set forth in Section 4.13(c) of the Parent Disclosure Letter, each Parent Benefit Plan covers only employees who are employed by Parent or any of its Subsidiaries (or former employees or beneficiaries with respect to service with Parent or any of its Subsidiaries), so that the transactions contemplated by this Agreement will require no spin-off of assets and liabilities or other division or transfer of rights with respect to any such plan.

     (d) Except as disclosed in Section 4.13(d) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries, any Parent ERISA Affiliate nor any other corporation or organization controlled by or under common control with any of the foregoing within the meaning of Section 4001 of ERISA has at any time contributed to any "multiemployer plan", as that term is defined in Section 4001 of ERISA.

     (e) Each of the Parent Benefit Plans is, and its administration is and has been since inception, in all material respects in compliance with, and neither Parent nor any of its Subsidiaries has received any claim or notice that any such Parent Benefit Plan is not in compliance with, all applicable laws and orders and prohibited transactions exemptions, including the requirements of ERISA, the Code, the Age Discrimination in Employment Act, the Equal Pay Act and Title VII of the Civil Rights Act of 1964. Each Parent Qualified Plan has received a favorable determination of qualification from the Internal Revenue Service and there have been no plan amendments, events or circumstances subsequent to the issuance of such determination of qualification that would cause the Parent Qualified Plan to lose its determination of qualification. Each Parent Benefit Plan which is intended to provide for the deferral of income, the reduction of salary or other compensation or to afford other tax benefits complies with the requirements of the applicable provisions of the Code or other laws required in order to provide such tax benefits. In respect of any Parent Benefit Plan, neither Parent nor any of its Subsidiaries has requested a closing agreement under the Employee Plans Closing Agreement Program (set forth in Rev. Proc. 94-16, 1994-5 I.R.B. 22), a compliance statement under the Voluntary Compliance Resolution program (set forth in Revenue Procedure 94-62, 1994-2 C.B.
778) or any other determination under any remedial program of the Internal Revenue Service applicable to employee benefit plans, and neither Parent nor any of its Subsidiaries has consulted with counsel, accountants, employee benefits consultants or actuaries in regard to making a request under any such remedial program.

     (f) Neither Parent nor any of its Subsidiaries is in default in performing any of its contractual obligations under any Parent Benefit Plan or any related trust agreement or insurance contract, except for such defaults which, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole. All contributions and other payments required to be made by Parent or any of its Subsidiaries to any Parent Benefit Plan with respect to any period ending before or at or including the Closing Date have been made or reserves adequate for such contributions or other payments have been or will be set aside therefor and have been or will be reflected in financial statements in accordance with GAAP. There are no material outstanding liabilities of any Parent Benefit Plan other than liabilities for benefits to be paid to participants in such Parent Benefit Plan and their beneficiaries in accordance with the terms of such Parent Benefit Plan. Neither Parent nor any of its Subsidiaries has any express or implied commitment, whether legally enforceable or not, to create, incur liability with respect to, or cause to exist any employee benefit plan or to modify any Plan, other than as required by law.

     (g) No event has occurred, and there exists no condition or set of circumstances in connection with any Parent Benefit Plan, under which Parent or any of its Subsidiaries, directly or indirectly (through any indemnification agreement or otherwise), could reasonably be expected to be subject to any risk of material liability under Section 409 of ERISA, Section 502(i) of ERISA, Title IV of ERISA or Section 4975 of the Code.

     (h) No transaction contemplated by this Agreement will result in liability to the PBGC under Section 302(c)(11), 4062, 4063, 4064 or 4069 of ERISA, or otherwise, with respect to Parent or any of its Subsidiaries or any corporation or organization controlled by or under common control with any of the foregoing within the meaning of Section 4001 of ERISA, and no event or condition exists or has existed which could reasonably be expected to result in any such liability with respect to Parent or any of its Subsidiaries or any such corporation or organization. Except as disclosed in Section 4.13(h) of the Parent Disclosure
Letter:

          (i) no "reportable event" within the meaning of Section 4043 of ERISA has occurred with respect to any Parent Defined Benefit Plan;

          (ii) no termination re-establishment or spin-off re-establishment transaction has occurred with respect to any Parent Subject Defined Benefit Plan;

          (iii) no Parent Subject Defined Benefit Plan has incurred any accumulated funding deficiency whether or not waived; and

          (iv) no filing has been made and no proceeding has been commenced for the complete or partial termination of, or withdrawal from, any Parent Benefit Plan which is a Parent Pension Benefit Plan.

     (i) Except as disclosed under Section 4.13(i) of the Parent Disclosure Letter, no benefit under any Parent Benefit Plan, including, without limitation, any severance or parachute payment plan or agreement, will be established or become accelerated, vested, funded or payable by reason of any transaction contemplated under this Agreement.

     (j) To the knowledge of Parent, there are no pending or threatened claims by or on behalf of any Parent Benefit Plan, by any person covered thereby, or otherwise, which allege violations of law which could reasonably be expected to result in material liability on the part of Parent or any of its Subsidiaries or any fiduciary of any such Parent Benefit Plan, nor is there any basis for such a claim.

     (k) No employer securities, employer real property or other employer property is included in the assets of any Parent Benefit Plan.

     (l) Except as disclosed in Section 4.13(l) of Parent Disclosure Letter, the fair market value of the assets of each Parent Subject Defined Benefit Plan, as determined as of the last day of the plan year of such plan which coincides with or first precedes the date of this Agreement, was not less than the present value of the projected benefit obligations under such plan at such date as established on the basis of the actuarial assumptions applicable under such Parent Subject Defined Benefit Plan at said date and, to the knowledge of Parent, there have been no material changes in such values since said date.

     (m) Complete and correct copies of the following documents have been furnished to the Company prior to the execution of this Agreement:

          (i) each Parent Benefit Plan and any predecessor plans referred to therein, any related trust agreements, and service provider agreements, insurance contracts or agreements with investment managers, including without limitation, all amendments thereto;

          (ii) current summary Plan descriptions of each Parent Benefit Plan subject to ERISA, and any similar descriptions of all other Parent Benefit Plans;

          (iii) the most recent Form 5500 series filings and schedules thereto for each Parent Benefit Plan subject to ERISA reporting requirements;

          (iv) the most recent determination of the Internal Revenue Service with respect to the qualified status of each Parent Qualified Plan;

          (v) the most recent accountings with respect to any Parent Benefit Plan funded through a trust; and

          (vi) the most recent actuarial report of the qualified actuary of any Parent Subject Defined Benefit Plan or any other Parent Benefit Plan with respect to which actuarial valuations are conducted.

     (n) For purposes of this Agreement, the following terms have the following meanings:

          (i) "Parent Benefit Plan" means any Plan established by Parent, any Parent Subsidiary, or any predecessor or affiliate of any of the foregoing, existing at the Closing Date or prior thereto, to which Parent or any Parent Subsidiary contributes or has contributed, or under which any employee, former employee or director of Parent or any Parent Subsidiary or any beneficiary thereof is covered, is eligible for coverage or has benefit rights.

          (ii) "Parent Defined Benefit Plan" means each Parent Benefit Plan which is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

          (iii) "Parent ERISA Affiliate" means any person who is in the same controlled group of corporations or who is under common control (within the meaning of Section 414 of the Code) with Parent or any Parent Subsidiary.

          (iv) "Parent Pension Benefit Plan" means each Parent Benefit Plan which is a pension benefit plan within the meaning of Section 3(2) of ERISA.

          (v) "Parent Qualified Plan" means each Parent Benefit Plan which is intended to qualify under Section 401 of the Code.

          (vi) "Parent Subject Defined Benefit Plan" means each Parent Defined Benefit Plan listed and described in Section 4.13(a) of the Parent Disclosure Letter.

     4.14 Labor Matters. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement or in Section 4.14 of the Parent Disclosure Letter, (i) there are no material controversies pending or, to the knowledge of Parent, threatened between Parent or any of its Subsidiaries and any representatives of its employees, except such as would not, individually or in the aggregate, have a material adverse effect on Parent and its Subsidiaries taken as a whole, (ii) to the knowledge of Parent, there are no material organizational efforts presently being made involving any of the now unorganized employees of Parent or any of its Subsidiaries and (iii) since December 31, 1992, there has been no work stoppage, strike or other concerted action by employees of Parent or any of its Subsidiaries except such as did not, individually or in the aggregate, have a material adverse effect on Parent and its Subsidiaries taken as a whole.

     4.15 Environmental Matters. (a) Each of Parent and its Subsidiaries has obtained all Environmental Permits from Governmental or Regulatory Authorities which are required under any applicable Environmental Law in respect of its business or operations, except for such failures to have Environmental Permits which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole. Each of such Environmental Permits is in full force and effect and each of Parent and its Subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with any applicable Environmental Law, except for such failures to be in compliance which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole.

     (b) Except as disclosed in Section 4.15(b) of the Parent Disclosure Letter, no notice, notification, demand, request for information, citation, summons or order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or threatened by any Governmental or Regulatory Authority relating to any alleged failure by Parent or any of its Subsidiaries to have any Environmental Permit or with respect to any generation, treatment, storage, recycling, transportation, discharge or disposal, or any release, of any Hazardous Materials generated by Parent or any of its Subsidiaries which alleged failure, generation, treatment, storage, recycling, transportation, discharge or disposal or release could reasonably be expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole.

     (c) Except as disclosed in Section 4.15(c) of the Parent Disclosure Letter, to the knowledge of Parent, (i) no site or facility now or previously owned, operated or leased by Parent or any of its Subsidiaries is listed or proposed for listing on the NPL, or on any similar foreign, provincial, state or local list of sites requiring investigation or clean-up and (ii) neither Parent nor any of its Subsidiaries has released a material amount of Hazardous Materials to any site or facility now or previously owned, operated or leased by Parent or any of its Subsidiaries (or to any neighboring site or facility).

     (d) Except as described in Section 4.15(d) of the Parent Disclosure Letter,
(i) no Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by Parent or any of its Subsidiaries, other than any such site or facility not individually or in the aggregate material to Parent and its Subsidiaries taken as a whole, (ii) no action of any Governmental or Regulatory Authority has been taken or, to the knowledge of Parent, is in process that could subject any such site or facility to such Liens, (iii) neither Parent nor any of its Subsidiaries would be required to place any notice or restriction relating to the presence of Hazardous Materials at any such site or facility owned by it in any deed to the real property on which such site or facility is located and (iv) Parent is not aware of any facts that would require Parent or any of its Subsidiaries to place such a notice or restriction in any such deed in the future.

     (e) Except as disclosed in Section 4.15(e) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has transported or arranged for the transportation of any Hazardous Material to any location that is listed on the NPL, listed for possible inclusion on the NPL by the Environmental Protection Agency in the Comprehensive Environmental Response and Liability Information System, as provided for by CERCLIS, or on any similar state, local or foreign list or that is the subject of Federal, state, local or foreign enforcement actions or other investigations that could reasonably be expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole.

     (f) Except as disclosed in Section 4.15(f) of the Parent Disclosure Letter, there have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by, or which are in the possession of, Parent or any of its Subsidiaries in relation to any site or facility now or previously owned, operated or leased by Parent or any of its Subsidiaries.

     4.16 Intellectual Property Rights. Parent and its Subsidiaries have all right, title and interest in, or a valid and binding license or right to use, all Intellectual Property individually or in the aggregate material to the conduct of the businesses of Parent and its Subsidiaries taken as a whole (the "Parent Intellectual Property"). All Industrial Property included in the Parent Intellectual Property has been and currently remains duly registered with, filed in or issued by the appropriate Governmental or Regulatory Authority. Except as disclosed in Section 4.16 of the Parent Disclosure Letter, (i) Parent or a Subsidiary of Parent has the sole and exclusive right to use all of the Parent Intellectual Property, except for pending applications for any Industrial Property included within the Parent Intellectual Property; (ii) all Parent Intellectual Property is valid and subsisting and free and clear of any Liens, and none of Parent Intellectual Property is subject to any outstanding order or Contract restricting the scope of the use thereof; and (iii) there are no claims or demands of any other person pertaining to the Parent Intellectual Property or any license with respect thereto, and no actions or proceedings, judicial or administrative or otherwise, have been instituted, are pending or to the knowledge of Parent are threatened which challenge or affect the rights of Parent or any of its Subsidiaries in respect thereof. Neither Parent nor any Subsidiary of Parent is in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Parent Intellectual Property, such Parent Intellectual Property is not being infringed by any third party, and neither Parent nor any Subsidiary of Parent is infringing any Intellectual Property of any third party, except for such defaults and infringements which, individually or in the aggregate, are not having and could not be reasonably expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole.

     4.17 Vote Required. Assuming the accuracy of the representation and warranty contained in Section 3.20, the affirmative vote of the holders of record of a majority of the outstanding shares of Parent Common Stock with respect to the adoption of the Parent Amendment and the affirmative vote of a majority of the votes cast by the holders of record of shares of Parent Common Stock with respect to the approval of the issuance of Parent Common Stock in connection with the Merger and the adoption of the Plan Amendment are the only votes of the holders of any class or series of the capital stock of Parent required to approve the Merger and the other transactions contemplated hereby.

     4.18 Opinion of Financial Advisor. Parent has received the opinion of Jefferies & Company, Inc., dated the date hereof, to the effect that, as of the date hereof, the consideration to be paid pursuant to the Merger Agreement by Parent is fair, from a financial point of view, to the stockholders of Parent, and a true and complete copy of such opinion has been delivered to the Company prior to the execution of this Agreement.

     4.19 Parent Rights Agreement. As of the date hereof and after giving effect to the execution and delivery of this Agreement, each Parent Right is represented by the certificate representing the associated share of Parent Common Stock and is not exercisable or transferable apart from the associated share of Parent Common Stock, and the consummation of the transactions contemplated by this Agreement and the Stockholder Agreement will not result in a "Stock Acquisition Date", a "Flip-In Event" or a "Separation Date" (as defined in the Parent Rights Agreement), and Parent has taken all necessary actions so that neither BIL nor any affiliate of BIL will be deemed an "Acquiring Person" (as defined in the Parent Rights Agreement) as a result of its ownership or acquisition of shares of Parent Common Stock or Parent Preferred Stock pursuant to transactions contemplated by this Agreement or the Stockholder Agreement.

     4.20 Ownership of Company Common Stock. Except as disclosed in Section 4.20 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries or other affiliates beneficially owns any shares of Company Common Stock.

     4.21 Section 203 of the DGCL Not Applicable. Parent's Board of Directors has taken all necessary actions so that the provisions of Section 203(a) of the DGCL will not apply to this Agreement, the Merger, the Stockholder Agreement and the other transactions contemplated hereby or thereby, and has approved BIL becoming an "interested stockholder" within the meaning of such section.

                                    ARTICLE V
                                    COVENANTS

     5.01 Covenants of the Company and Parent. At all times from and after the date hereof until the Effective Time (or earlier termination hereof), the Company and Parent each covenants and agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or the Stockholder Agreement, or to the extent that the other party shall otherwise previously consent in writing):

     (a) Ordinary Course. (i) In the case of the Company, the Company and each of its Subsidiaries shall conduct their respective businesses only in, and neither the Company nor any of such Subsidiaries shall take any action except in, the ordinary course consistent with past practice.

          (ii) Without limiting the generality of the immediately preceding paragraph, (x) the Company and its Subsidiaries shall use all commercially reasonable efforts to preserve intact in all material respects their present business organizations and reputation, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, to preserve their relationships with customers and suppliers and others having significant business dealings with them, to make all required payments under the Company Benefit Plans and to comply in all material respects with all laws and orders of all Governmental or Regulatory Authorities applicable to them, and (y) the Company shall not, nor shall it permit any of its Subsidiaries to, except as otherwise expressly provided for in this Agreement:

               (A) amend or propose to amend its certificate or articles of incorporation or bylaws (or other comparable corporate charter documents);

               (B) (w) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, except for the declaration and payment of dividends by a wholly-owned Subsidiary solely to its parent corporation, (x) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (y) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, restructuring, recapitalization or other similar reorganization or (z) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto;

               (C) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any Option with respect thereto (other than (x) the issuance of Company Common Stock pursuant to Options outstanding on the date of this Agreement in accordance with their present terms, and (y) the issuance by a wholly-owned Subsidiary of its capital stock to its parent corporation), or modify or amend any right of any holder of outstanding shares of capital stock or Options with respect thereto;

               (D) acquire (by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of its business consistent with past practice which are material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole;

               (E) other than in the ordinary course of its business consistent with past practice, sell, lease, grant any security interest in or otherwise dispose of or encumber any material amount of its assets or properties;

               (F) except to the extent required by applicable law, regulation or GAAP, (x) permit any material change in (A) any pricing, marketing, purchasing, investment, accounting, financial reporting, inventory, credit, allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or (y) make any material tax election or settle or compromise any material income tax liability with any Governmental or Regulatory Authority;

               (G) (x) incur (which shall not be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) any indebtedness for borrowed money or guarantee any such indebtedness other than HSBC Indebtedness and BIL Debt and such other additional indebtedness in an aggregate amount not to exceed $1 million; provided that after giving effect to the incurrence of such additional indebtedness, the net worth of the Company as of the Effective Time is equal to or greater than the net worth of the Company as of June 30, 1996 as set forth in the Company's Form 10-Q for the period ended June 30, 1996; provided further that such additional indebtedness is incurred solely in the ordinary course of the Company's business and used solely for the purchase of working capital assets; and provided further that for purposes of calculating the net worth of the Company as of the Effective Time, the following items shall not be given any effect: (I) any transactions contemplated or required pursuant to this Agreement, including but not limited to, contributions to capital, contributions of debt and the discharge of the HSBC Indebtedness and BIL Debt, unless such transactions were previously given effect to as of June 30, 1996, and (II) extraordinary accounting reserves taken by the Company, provided that any such reserves not required by GAAP shall be subject to Parent's prior consent, which shall not be unreasonably withheld; or (y) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money other than in the ordinary course of its business consistent with past practice;

               (H) except as may be required by applicable law, enter into, adopt, amend in any material respect or terminate any Company Employee Benefit Plan or other agreement, arrangement, plan or policy between the Company or one of its Subsidiaries and one or more of its directors, officers or employees, or, except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company and its Subsidiaries taken as a whole, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of the date hereof;

               (I) enter into any Contract or amend or modify any existing Contract, or engage in any new transaction outside the ordinary course of business consistent with past practice or not on an arm's length basis, with any affiliate of the Company or any of its Subsidiaries;

               (J) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets;

               (K) make any change in the lines of business in which it participates or is engaged; or

               (L) enter into any Contract, commitment or arrangement to do or engage in any of the foregoing.

     (b) Ordinary Course. (i) In the case of Parent, except for the transactions listed in Section 5.01(b) of the Parent Disclosure Letter and any additional credit facilities (whether secured or unsecured) entered into by Parent or any of its Subsidiaries, Parent and each of its Subsidiaries shall conduct their respective businesses only in, and neither Parent nor any of such Subsidiaries shall take any action except in, the ordinary course consistent with past practice.

          (ii) Without limiting the generality of the immediately preceding paragraph, (x) Parent and its Subsidiaries shall use all commercially reasonable efforts to preserve intact in all material respects their present business organizations and reputation, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, to preserve their relationships with customers and suppliers and others having significant business dealings with them and to comply in all material respects with all laws and orders of all Governmental or Regulatory Authorities applicable to them, and (y) Parent shall not, nor shall it permit any of its Subsidiaries to, except as otherwise expressly provided for in this Agreement:

               (A) except for the Parent Amendment, amend or propose to amend its certificate or articles of incorporation or bylaws (or other comparable corporate charter documents);

               (B) (w) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, except for the declaration and payment of dividends by a wholly-owned Subsidiary solely to its parent corporation, (x) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (y) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, restructuring, recapitalization or other similar reorganization or (z) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto;

               (C) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any Option with respect thereto (other than (v) the issuance of Parent Common Stock pursuant to options outstanding on the date of this Agreement under the Parent Option Plans and in accordance with their present terms, (w) the issuance of options pursuant to the Parent Option Plans in each case in accordance with their present terms and the issuance of shares of Parent Common Stock upon exercise of such options, (x) the issuance by a wholly-owned Subsidiary of its capital stock to its parent corporation, (y) the issuance of Parent Rights and reservation of Parent Series A Preferred Stock pursuant to the Parent Rights Agreement in accordance with the terms thereof and (z) the issuance of Parent Common Stock or Parent Preferred Stock or Options with respect thereto in connection with a transaction involving the acquisition of assets or a business of any person, or modify or amend any right of any holder of outstanding shares of capital stock or Options with respect thereto); or

               (D) enter into any Contract, commitment or arrangement to do or engage in any of the foregoing.

     (c) Advice of Changes. Each party shall confer on a regular and frequent basis with the other with respect to its business and operations and other matters relevant to the Merger, and shall promptly advise the other, orally and in writing, of any change or event, including, without limitation, any complaint, investigation or hearing by any Governmental or Regulatory Authority (or communication indicating the same may be contemplated) or the institution or threat of litigation, having, or which, insofar as can be reasonably foreseen, could have, a material adverse effect on the Company or Parent, as the case may be, and its Subsidiaries taken as a whole or on the ability of the Company or Parent, as the case may be, to consummate the transactions contemplated hereby; provided that no party shall be required to make any disclosure to the extent such disclosure would constitute a violation of any applicable law.

     (d) Notice and Cure. Each of Parent, BIL and the Company will notify the other of, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practicable after it becomes known to such party, that causes or will cause any covenant or agreement of Parent, BIL or the Company, as the case may be, under this Agreement to be breached or that renders or will render untrue any representation or warranty of Parent, BIL or the Company, as the case may be, contained in this Agreement. Each of Parent, BIL and the Company also will notify the other in writing of, and will use all commercially reasonable efforts to cure, before the Closing, any violation or breach, as soon as practicable after it becomes known to such party, of any representation, warranty, covenant or agreement made by Parent, BIL or the Company, as the case may be. No notice given pursuant to this paragraph shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein, except to the extent any such violation or breach is cured.

     (e) Fulfillment of Conditions. Subject to the terms and conditions of this Agreement, each of Parent and the Company will take or cause to be taken all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the other's obligations contained in this Agreement and to consummate and make effective the transactions contemplated by this Agreement, and neither Parent nor the Company will, nor will it permit any of its Subsidiaries to, take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition.

     5.02 No Solicitations. Prior to the Effective Time, the Company agrees (a) that neither it nor any of its Subsidiaries shall, and it shall use its best efforts to cause their respective Representatives (as defined in Section 9.11) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, consolidation or other business combination including the Company or any of its Subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of all or any significant portion of the assets of the Company and its Subsidiaries taken as a whole or any outstanding shares of Company Common Stock or shares of the capital stock of any Subsidiary of the Company (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions or enter into any agreements, arrangements or understandings, whether written or oral, with, any person or group relating to an Alternative Proposal (excluding the transactions contemplated by this Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing, and it will take the necessary steps to inform such parties of its obligations under this Section; and (c) that it will notify Parent immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or any of such persons.

     5.03 Conduct of Business of Sub. Prior to the Effective Time (or earlier termination hereof), except as may be required by applicable law and subject to the other provisions of this Agreement, Parent shall cause Sub to (a) perform its obligations under this Agreement in accordance with its terms, (b) not incur directly or indirectly any liabilities or obligations other than those incurred in connection with the Merger, (c) not engage directly or indirectly in any business or activities of any type or kind and not enter into any agreements or arrangements with any person, or be subject to or bound by any obligation or undertaking, which is not contemplated by this Agreement and (d) not create, grant or suffer to exist any Lien upon its properties or assets which would attach to any properties or assets of the Surviving Corporation after the Effective Time.

     5.04 Third Party Standstill Agreements. During the period from the date of this Agreement through the Effective Time (or earlier termination hereof), neither the Company nor any of its Subsidiaries shall terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party. During such period, the Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

     5.05 Purchases of Common Stock of the Other Party. During the period from the date hereof through the Effective Time (or earlier termination hereof), neither Parent nor any of its Subsidiaries or other affiliates will purchase any shares of Company Common Stock, and neither the Company nor any of its Subsidiaries or other affiliates will purchase any shares of Parent Common Stock.

                                   ARTICLE VI
                              ADDITIONAL AGREEMENTS

     6.01 Access to Information; Confidentiality. Each of the Company and Parent shall, and shall cause each of its Subsidiaries to, throughout the period from the date hereof to the Effective Time (or earlier termination hereof), (i) provide the other party and its Representatives with full access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of the Company or Parent, as the case may be, and its Subsidiaries and their respective assets, properties, books and records, but only to the extent that such access does not unreasonably interfere with the business and operations of the Company or Parent, as the case may be, and its Subsidiaries, and (ii) furnish promptly to such persons (x) a copy of each report, statement, schedule and other document filed or received by the Company or Parent, as the case may be, or any of its Subsidiaries pursuant to the requirements of federal or state securities laws and each material report, statement, schedule and other document filed with any other Governmental or Regulatory Authority, and (y) all other information and data (including, without limitation, copies of Contracts, Company Employee Benefit Plans or Parent Employee Benefit Plans, as the case may be, and other books and records) concerning the business and operations of the Company or Parent, as the case may be, and its Subsidiaries as the other party or any of such other persons reasonably may request. No investigation pursuant to this paragraph or otherwise shall affect any representation or warranty contained in this Agreement or any condition to the obligations of the parties hereto. Any such information or material obtained pursuant to this Section 6.01 that constitutes "Evaluation Material" (as such term is defined in the letter agreement dated as of June 17, 1996 between the Company, BIL and Parent (the "Confidentiality Agreement")) shall be governed by the terms of the Confidentiality Agreement.

     6.02 Preparation of Registration Statement and Proxy Statement. The Company and Parent shall prepare and file with the SEC as soon as reasonably practicable after the date hereof the Proxy Statement and Parent shall prepare and file with the SEC as soon as reasonably practicable after the date hereof the Registration Statement, in which the Proxy Statement will be included as the prospectus. Parent and the Company shall use their respective best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing. Parent shall also take any action (other than qualifying as a foreign corporation or taking any action which would subject it to service of process in any jurisdiction where Parent is not now so qualified or subject) required to be taken under applicable state blue sky or securities laws in connection with the issuance of Parent securities pursuant to this Agreement, upon conversion of or as a dividend on the Parent Series B Preferred Stock and the Parent Series C Preferred Stock, and under the Company Option Plans after the Merger as contemplated by Section 6.08. If at any time prior to the Effective Time any event shall occur that should be set forth in an amendment of or a supplement to the Registration Statement, Parent shall prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable. Parent, Sub and the Company shall cooperate with each other in the preparation of the Registration Statement and the Proxy Statement and any amendment or supplement thereto, and each shall notify the other of the receipt of any comments of the SEC with respect to the Registration Statement or the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information, and shall provide to the other promptly copies of all correspondence between Parent or the Company, as the case may be, or any of its Representatives with respect to the Registration Statement or the Proxy Statement. Parent shall give the Company and its counsel the opportunity to review the Registration Statement and all responses to requests for additional information by and replies to comments of the SEC before their being filed with, or sent to, the SEC. Each of the Company, Parent and Sub agrees to use its best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause
(x) the Registration Statement to be declared effective by the SEC at the earliest practicable time and to be kept effective as long as is necessary to consummate the Merger, and (y) the Proxy Statement to be mailed to the stockholders of the Company and Parent entitled to vote at the stockholders' meetings described in Section 6.03 at the earliest practicable time.

     6.03 Approval of Stockholders. (a) Parent shall, through its Board of Directors, duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as reasonably practicable after the date hereof (the "Parent Stockholders' Meeting") for the purpose of voting on (i) the adoption of the amendments to Article FOURTH of Parent's Certificate of Incorporation (the "Stock Amendment") and to Articles NINTH, ELEVENTH and TWELFTH of Parent's Certificate of Incorporation (the "Stockholder Action Amendments"), in each case as set forth on Exhibit D hereto (the Stock Amendment and the Stockholder Action Amendments being referred to hereinafter collectively as the "Parent Amendment"), (ii) the issuance of Parent securities pursuant to this Agreement, upon conversion or as a dividend on the Parent Series B Preferred Stock and the Parent Series C Preferred Stock and under the Company Option Plans after the Merger as contemplated by Section 6.08 and (iii) the adoption of an amendment (the "Plan Amendment") to increase the number of shares of Parent Common Stock that may be issued under the Parent Incentive Program by 900,000 (the "Parent Stockholders' Approval"). Subject to the exercise of fiduciary obligations under applicable law as advised in writing by outside counsel (a copy of which will be provided promptly to the Company), Parent shall, through its Board of Directors, include in the Proxy Statement the recommendation of the Board of Directors of Parent that the stockholders of Parent adopt the Parent Amendment and the Plan Amendment and approve such issuances of Parent securities, and shall use its best efforts to obtain such adoption and approval.

     (b) The Company shall, through its Board of Directors, duly call, give notice of, convene and hold a meeting of its stockholders to be held simultaneously with the Parent Stockholders' Meeting (the "Company Stockholders' Meeting" and, together with the Parent Stockholders' Meeting, the "Stockholders' Meetings") for the purpose of voting on the adoption of this Agreement (the "Company Stockholders' Approval"). Subject to the exercise of fiduciary obligations under applicable law as advised in writing by outside counsel (a copy of which will be provided promptly to Parent), the Company shall, through its Board of Directors, include in the Proxy Statement the recommendation of the Board of Directors of the Company that the stockholders of the Company adopt this Agreement, and shall use its best efforts to obtain such adoption.

     6.04 Company Affiliates. At least thirty (30) days prior to the Closing Date, the Company shall deliver a letter to Parent identifying all persons who, at the time of the Company Stockholders' Meeting, may, in the Company's reasonable judgment, be deemed to be "affiliates" (as such term is used in Rule 145 under the Securities Act) of the Company ("Company Affiliates"). The Company shall use its best efforts to cause each Company Affiliate to deliver to Parent on or prior to the Closing Date a written agreement substantially in the form and to the effect of Exhibit E hereto (an "Affiliate Agreement"). Parent shall be entitled to place legends as specified in such Affiliate Agreements on the certificates evidencing any Parent Common Stock to be received by such Company Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of such Affiliate Agreements.

     6.05 Stock Exchange Listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued pursuant to this Agreement, upon conversion of or as a dividend on the Parent Series B Preferred Stock and the Parent Series C Preferred Stock and under the Company Option Plans after the Merger as contemplated by Section 6.08 to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

     6.06 PBGC Waiver Payments. The Company shall fully pay and satisfy all payments scheduled to be made to the PBGC prior to the Closing Date arising out of the PBGC Waiver.

     6.07 Regulatory and Other Approvals. (a) Subject to the terms and conditions of this Agreement and without limiting the provisions of Sections
6.02 and 6.03, each of the Company and Parent will proceed diligently and in good faith to, as promptly as practicable, (a) obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other public or private third parties required of Parent, the Company or any of their Subsidiaries to consummate the Merger and the other matters contemplated hereby, and (b) provide such other information and communications to such Governmental or Regulatory Authorities or other public or private third parties as the other party or such Governmental or Regulatory Authorities or other public or private third parties may reasonably request in connection therewith. In addition to and not in limitation of the foregoing, each of the parties will (x) take promptly all actions necessary to make the filings required of Parent and the Company or their affiliates under the HSR Act, (y) comply at the earliest practicable date with any request for additional information received by such party or its affiliates from the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the HSR Act, and (z) cooperate with the other party in connection with such party's filings under the HSR Act and in connection with resolving any investigation or other inquiry concerning the Merger or the other matters contemplated by this Agreement commenced by either the FTC or the Antitrust Division or state attorneys general.

     6.08 Company Option Plans. The Company will use its best efforts to cause each holder of an option to purchase shares of Company Common Stock (a "Company Stock Option") under the Company Option Plans outstanding at the Effective Time, whether vested or unvested, to enter into an agreement with the Company and Parent providing that, at the Effective Time, each Company Stock Option held by such holder will be cancelled and, in exchange therefor, Parent will issue to such holder a new option under the Parent Incentive Program to purchase a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole share) of (i) the number of shares of Company Common Stock issuable upon exercise of the Company Stock Option immediately prior to the Effective Time and (ii) the Conversion Number, and having an option exercise price per share of Parent Common Stock equal to the Sales Price on the Trading Day immediately prior to the Effective Time.

     6.09 Expenses. Except as set forth in Section 8.02, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense.

     6.10 Brokers or Finders. Each of Parent and BIL represents, as to itself and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Vector Securities International, Inc., whose fees and expenses will be paid by the Company in accordance with the Company's agreement with such firm (a true and complete copy of which has been delivered by the Company to Parent prior to the execution of this Agreement), and Jefferies & Company, Inc., whose fees and expenses will be paid by Parent in accordance with Parent's agreement with such firm (a true and complete copy of which has been delivered by Parent to the Company prior to the execution of this Agreement), and each of Parent and BIL shall indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other such fee or commission or expenses related thereto asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliate.

     6.11 Takeover Statutes. If any "fair price", "moratorium", "control share acquisition" or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, the Company and the members of the Board of Directors of the Company shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby and thereby.

     6.12 Conveyance Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

     6.13 [Intentionally Left Blank].

     6.14 Related Party Contracts and Transactions. Except as contemplated by this Agreement and the transactions contemplated hereby and except as set forth in Section 6.14 of the Company Disclosure Letter, any and all contracts and transactions between the Company or any of its Subsidiaries, on the one hand, and BIL or any of its other affiliates, on the other hand, shall be canceled by the Closing Date (at no expense to the Company or its Subsidiaries) such that the Company and its Subsidiaries will have no rights to any assets or properties of BIL or any of its other affiliates or obligations whatsoever with respect to such contracts and transactions, and BIL and its other affiliates will have no rights to any assets or properties of the Company or any of its Subsidiaries or obligations whatsoever with respect to such contracts or transactions.

     6.15 Benefit Arrangements. For a period of one year from and after the Effective Time or until such employee benefit plans or arrangements are integrated with the Parent's employee benefit plans and arrangements, whichever is earlier, Parent shall, or shall cause the Surviving Corporation to, provide employee benefit plans and arrangements for the benefit of the employees of the Surviving Corporation and its Subsidiaries that are reasonably comparable in the aggregate to the employee benefit plans and arrangements of the Company and its Subsidiaries currently in effect, except for such changes as are necessary to comply with, or respond to, changes in applicable laws.

     6.16 Indemnification of Directors and Officers. (a) From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers and directors of the Company (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent permitted or required under the DGCL (and shall also advance expenses as incurred to the fullest extent permitted under the DGCL, provided that the person to whom expenses are advanced provides the undertaking to repay such advances contemplated by Section 145(e) of the DGCL); Parent hereby guarantees the performance by the Surviving Corporation of its obligations under this Section 6.16(a) with respect to any Claim (as hereinafter defined) with respect to the transactions contemplated by this Agreement, provided such Indemnified Party and its affiliates is not a party benefited by the Claim indemnified. Parent and Sub agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any claim, action, suit, proceeding or investigation (a "Claim") existing in favor of the Indemnified Parties as provided in the Company's Certificate of Incorporation or By-Laws, as in effect as of the date hereof, with respect to matters occurring through the Effective Time, shall survive the Merger, and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the disposition of any such Claim.

     (b) Without limiting the foregoing, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective
Time) after the Effective Time (i) the Indemnified Parties may retain counsel satisfactory to them and the Surviving Corporation, (ii) the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (iii) the Surviving Corporation will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that the Surviving Corporation shall not be liable for any settlement of any Claim effected without its written consent, which consent shall not be unreasonably withheld or delayed. Any Indemnified Party wishing to claim indemnification under this Section, upon learning of any such Claim, shall notify the Surviving Corporation (but the failure to so notify the Surviving Corporation shall not relieve it from any liability which it may have under this Section except to the extent the Surviving Corporation is irreparably harmed thereby), and shall deliver to the Surviving Corporation the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one firm to represent them with respect to such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

     (c) The Surviving Corporation shall use its best efforts to cause to be maintained in effect for not less than two years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company with respect to matters occurring prior to the Effective Time; provided, that (i) the Surviving Corporation may substitute therefor policies of substantially the same coverage containing terms and conditions which are substantially the same for the Indemnified Parties to the extent reasonably available and (ii) in no event shall the Surviving Corporation be obligated to expend in order to maintain or procure insurance coverage pursuant to this paragraph any amount per annum more than 120% in excess of the aggregate premiums currently payable by the Company and its Subsidiaries for such purpose.

     (d) This Section is intended to benefit the Indemnified Parties and shall be binding on all successors and assigns of Parent, Sub, the Company and the Surviving Corporation.

     6.17 Contributed Shares and Debt. At all times from and after the date hereof until the Effective Time, BIL will not contribute to the capital of the Company, or otherwise transfer or dispose of, any BIL Debt or shares of Company Preferred Stock held by BIL on the date hereof, except as contemplated by the next succeeding sentence. Immediately prior to the Closing, BIL shall contribute to the capital of the Company, first, any Contributed Shares and, second, any Contributed Debt to the extent required by Section 2.02(b)(iii).

     6.18 Excess HSBC Indebtedness. BIL will make such payments to HSBC as shall be necessary to cause the HSBC Debt Payment not to exceed $25 million on and as of the Closing Date.

     6.19 Mexican Subsidiary. Prior to the Effective Time, the Company shall purchase all shares of capital stock of Everest & Jennings de Mexico, S.A. de C.V. (the "Mexican Subsidiary") owned by any person other than the Company or a wholly-owned Subsidiary of the Company, on the terms set forth in Section 3.06 of the Company Disclosure Letter.

                                   ARTICLE VII
                                   CONDITIONS

     7.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

     (a) Stockholder Approval. This Agreement shall have been adopted by the requisite vote of the stockholders of the Company under the DGCL. The stockholders of Parent shall have adopted the Stock Amendment and the Plan Amendment and approved the issuance of Parent securities pursuant to this Agreement, upon conversion of or as a dividend on the Parent Series B Preferred Stock and the Parent Series C Preferred Stock and under the Company Option Plans after the Merger as contemplated by Section 6.08 in each case by the requisite vote under applicable law or under the applicable regulations of any national securities exchange, as the case may be.

     (b) Registration Statement; State Securities Laws. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding seeking such an order shall be pending or threatened. Parent shall have received all state securities or "blue sky" permits and other authorizations necessary to issue Parent Common Stock in the Merger, upon conversion of or as a dividend on the Parent Series B Preferred Stock and the Parent Series C Preferred Stock and under the Company Option Plans after the Merger as contemplated by Section 6.08.

     (c) Canadian Securities Laws. Parent shall have received all consents, orders or approvals required from applicable Governmental or Regulatory Authorities under the Securities Act (Ontario) or other applicable Canadian securities laws, or there shall be a statutory exemption under the Securities Act (Ontario) or other applicable Canadian securities laws permitting the issuance to Canadian residents of Parent Common Stock pursuant to this Agreement, upon conversion of or as a dividend on the Parent Series B Preferred Stock and the Parent Series C Preferred Stock and under the Company Option Plans after the Merger as contemplated by Section 6.08

     (d) Exchange Listing. The shares of Parent Common Stock issuable pursuant to this Agreement, upon conversion of or as a dividend on the Parent Series B Preferred Stock and the Parent Series C Preferred Stock and under the Company Option Plans after the Merger as contemplated by Section 6.08 shall have been authorized for listing on the NYSE, upon official notice of issuance.

     (e) HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     (f) No Injunctions or Restraints. No court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Merger or the other transactions contemplated by this Agreement.

     (g) Governmental and Regulatory and Other Consents and Approvals. Other than the filing provided for by Section 1.02, all consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority or any other public or private third parties required of Parent, the Company or any of their Subsidiaries to consummate the Merger and the other matters contemplated hereby, the failure of which to be obtained or taken could be reasonably expected to have a material adverse effect on Parent and its Subsidiaries or the Surviving Corporation and its Subsidiaries, in each case taken as a whole, or on the ability of Parent or the Company to consummate the transactions contemplated hereby shall have been obtained, all in form and substance reasonably satisfactory to Parent and the Company.

     (h) Litigation. There shall not be pending on the Closing Date any action, suit or proceeding challenging the legality of or threatening the consummation of, or otherwise arising out of this Agreement or any of the transactions contemplated hereby or seeking an injunction in order to prevent the consummation of the transactions contemplated hereby, other than litigation pending on the date hereof.

     7.02 Conditions to Obligation of Parent and Sub to Effect the Merger. The obligation of Parent and Sub to effect the Merger is further subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by Parent and Sub in their sole discretion):

     (a) Representations and Warranties. The representations and warranties made by the Company and BIL in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, except as affected by the transactions contemplated by this Agreement, and the Company and BIL shall each have delivered to Parent a certificate, dated the Closing Date and executed in the name and on behalf of the Company and BIL by any authorized officer, respectively, to such effect.

     (b) Performance of Obligations. The Company and BIL shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company and BIL at or prior to the Closing, and the Company and BIL shall each have delivered to Parent a certificate, dated the Closing Date and executed in the name and on behalf of the Company and BIL by any authorized officer, respectively, to such effect.

     (c) Stockholder Agreement. The Stockholder Agreement shall remain in full force and effect, and BIL shall have performed and complied with, in all material respects, each agreement, covenant and obligation of BIL contained in the Stockholder Agreement to be so performed or complied with by BIL prior to the Closing.

     (d) Dissenting Shares. The aggregate number of Dissenting Shares shall not exceed 5% of the total number of shares of Company Common Stock outstanding on the Closing Date.

     (e) PBGC Consent. The PBGC shall have issued any required consents to the consummation of the Merger and the other transactions contemplated hereby, all in form and substance reasonably satisfactory to Parent.

     (f) Real Property Title Searches. Parent shall have received reports of title searches with respect to the real property on which the manufacturing facilities of the Company and its Subsidiaries in Mexico and Canada are located, demonstrating to the reasonable satisfaction of Parent that the Company and its Subsidiaries have good and marketable fee simple title to each parcel of real property owned by it, free and clear of all Liens other than any Lien identified in Section 7.02(f) of the Company Disclosure Letter or any minor imperfection of title or similar Lien which, individually or in the aggregate with other such Liens, does not materially impair the value of the property subject to such Lien or the use of such property in the conduct of the business of the Company or any of its Subsidiaries.

     (g) HSBC Debt Payment. The HSBC Debt Payment shall not exceed $25 million and, upon Parent's application of the proceeds from the issuance of Parent Common Stock in accordance with Section 2.02(b)(ii), HSBC shall have issued releases in form and substance reasonably satisfactory to Parent evidencing full and complete discharge of the HSBC Indebtedness and the release by HSBC of any and all security interests, guarantees and other Liens granted by the Company or any of its Subsidiaries in respect of the HSBC Indebtedness.

     (h) Mexican and Canadian Subsidiaries. Parent shall have received evidence satisfactory to Parent that the Company beneficially owns, directly or through wholly-owned Subsidiaries, 100% of the capital stock of each of the Mexican Subsidiary and Everest & Jennings Canadian Limited.

     (i) Product Liability Insurance. Parent shall have obtained a product liability insurance policy in form and substance satisfactory to Parent providing for reimbursement of all losses, judgments or amounts paid in settlement, damages, liabilities, deficiencies, costs and expenses incurred by the Company or any of its Subsidiaries arising out of or incident to any claim relating to products manufactured or sold by the Company or any of its Subsidiaries prior to the Effective Time, which policy shall be in full force and effect, and shall have received reimbursement from BIL for up to $400,000 of the costs incurred by Parent in obtaining such policy.

     (j) Proceedings. All proceedings to be taken on the part of the Company and BIL in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Parent, and Parent shall have received copies of all such documents and other evidences as Parent may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

     7.03 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by the Company in its sole discretion):

     (a) Representations and Warranties. The representations and warranties made by Parent and Sub in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, except as affected by the transactions contemplated by this Agreement, and Parent and Sub shall each have delivered to the Company a certificate, dated the Closing Date and executed in the name and on behalf of Parent by any authorized officer and in the name and on behalf of Sub by any authorized officer, to such effect.

     (b) Performance of Obligations. Parent and Sub shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Parent or Sub at or prior to the Closing, and Parent and Sub shall each have delivered to the Company a certificate, dated the Closing Date and executed in the name and on behalf of Parent by any authorized officer and in the name and on behalf of Sub by any authorized officer, to such effect.

     (c) Indebtedness and Guarantees. BIL shall have received an instrument in form and substance reasonably satisfactory to BIL evidencing HSBC's release of BIL from all guarantees of the HSBC Indebtedness, the HSBC letter of credit facility described in the Company SEC Reports and all letters of credit issued to secure obligations of the Company and its Subsidiaries.

     (d) Proceedings. All proceedings to be taken on the part of Parent and Sub in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company, and the Company shall have received copies of all such documents and other evidences as the Company may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

                                  ARTICLE VIII
                        TERMINATION, AMENDMENT AND WAIVER

     8.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether prior to or after the Company Stockholders' Approval or the Parent Stockholders' Approval:

     (a) By mutual written agreement of the parties hereto duly authorized by action taken by or on behalf of their respective Boards of Directors;

     (b) By either the Company or Parent upon notification to the non-terminating party by the terminating party:

          (i) at any time after December 31, 1996 if the Merger shall not have been consummated on or prior to such date and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party;

          (ii) if the Company Stockholders' Approval or the Parent Stockholders' Approval shall not be obtained by reason of the failure to obtain the requisite vote upon a vote held at a meeting of such stockholders, or any adjournment thereof, called therefor; or

          (iii) if any court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have issued an order making illegal or otherwise restricting, preventing or prohibiting the Merger and such order shall have become final and nonappealable;

     (c) By Parent, if there has been a material breach of any representation, warranty, covenant or agreement on the part of the Company or BIL set forth in this Agreement or (in the case of BIL) the Stockholder Agreement, which breach is not curable or, if curable, has not been cured within thirty (30) days following the receipt by the Company or BIL, as the case may be, of notice of such breach from Parent; or

     (d) By the Company or BIL, if there has been a material breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, which breach is not curable or, if curable, has not been cured within thirty (30) days following the receipt by Parent of notice of such breach from the Company or BIL.

     8.02 Effect of Termination. (a) If this Agreement is validly terminated by either the Company, BIL or Parent pursuant to Section 8.01, this Agreement, including, without limitation, the provisions of Section 5.02, will forthwith become null and void and there will be no liability or obligation on the part of either the Company, Parent or BIL (or any of their respective Representatives or affiliates), except that (i) the provisions of Sections 6.09 and 6.10 and this
Section 8.02 and of the Confidentiality Agreement will continue to apply following any such termination and (ii) nothing contained herein shall relieve any party hereto from liability for wilful breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the Stockholder Agreement.

     8.03 Amendment. This Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the parties hereto at any time prior to the Effective Time, whether prior to or after the Company Stockholders' Approval or the Parent Stockholders' Approval shall have been obtained, but after such adoption and approval only to the extent permitted by applicable law. No such amendment, supplement or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of each party hereto.

     8.04 Waiver. At any time prior to the Effective Time any party hereto, by action taken by or on behalf of its Board of Directors, may to the extent permitted by applicable law (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements or conditions of the other parties hereto contained herein. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party extending the time of performance or waiving any such inaccuracy or non-compliance. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

                                   ARTICLE IX
                               GENERAL PROVISIONS

     9.01 Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger but shall terminate at the Effective Time, except for the agreements contained in Article I and Article II, in Sections 6.08, 6.09, 6.10, 6.11, 6.12, 6.15 and 6.16, in this Article IX and in the agreements of the "affiliates" of the Company delivered pursuant to Section 6.04, which shall survive the Effective Time.

     9.02 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

     If to Parent or Sub, to:

        Graham-Field Health Products, Inc.
        400 Rabro Drive East
        Hauppauge, New York 11788
        Facsimile No.: (516) 582-5608
        Attn: Richard S. Kolodny, Esq.

     with a copy to:

        Milbank, Tweed, Hadley & McCloy
        One Chase Manhattan Plaza
        New York, New York 10005
        Facsimile No.: (212) 530-5219
        Attn: Robert S. Reder, Esq.

     If to the Company, to:

        Everest & Jennings International, Ltd.
        4203 Earth City Expressway
        Earth City, Missouri 63045
        Facsimile No.: (314) 512-7225
        Attn: Bevil J. Hogg
     with a copy to:

        Bryan Cave LLP
        One Metropolitan Square
        211 North Broadway
        Suite 3600
        St. Louis, Missouri 63102
        Facsimile No.: (314) 259-2020
        Attn: John P. Denneen, Esq.

     If to BIL, to:

        BIL (Far East Holdings) Limited
        c/o Brierley Investments Limited
        10 Eastcheap, 3rd Floor
        London EC 3M 1AJ
        United Kingdom
        Facsimile No.: 011-44-171-369-9112
        Attn: Rodney F. Price, Chairman

     with a copy to:

        Brierley Investments Limited
        22-24 Victoria Street
        Level 6, Colonial Building
        Wellington, New Zealand
        Facsimile No.: 011-644-473-1631
        Attn: Mark Horton, Corporate Secretary

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     9.03 Entire Agreement; Incorporation of Exhibits. (a) This Agreement supersedes the Memorandum of Agreement dated June 17, 1996 and the Term Sheet dated as of August 13, 1996 by and among BIL, the Company and Parent, and all prior discussions and other written or oral agreements among the parties hereto with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement in accordance with its terms, and contains, together with the Confidentiality Agreement, the Stockholder Agreement, the Registration Rights Agreement and the other instruments contemplated hereby, the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

     (b) The Company Disclosure Letter, the Parent Disclosure Letter and any Exhibit attached to this Agreement and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

     9.04 Public Announcements. Except as otherwise required by law or the rules of any applicable securities exchange or national market system, so long as this Agreement is in effect, Parent and the Company will not, and will not permit any of their respective Representatives to, issue or cause the publication of any press release or make any other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld. Parent and the Company will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to this Agreement and the transactions contemplated hereby, and will furnish the other with drafts of any such releases and announcements as far in advance as practicable.

     9.05 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

     9.06 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, except that Sub may assign any or all of its rights, interests and obligations hereunder to another direct or indirect wholly-owned Subsidiary of Parent, provided that any such Subsidiary agrees in writing to be bound by all of the terms, conditions and provisions contained herein. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and permitted assigns.

     9.07 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define, modify or limit the provisions hereof.

     9.08 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law or order, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

     9.09 Governing Law. Except to the extent that the DGCL is mandatorily applicable to the Merger and the rights of the stockholders of the Constituent Corporations, this Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

     9.10 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     9.11 Certain Definitions. As used in this Agreement:

     (a) except as provided in Section 6.04, the term "affiliate", as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise;

     (b) a person will be deemed to "beneficially" own securities if such person would be the beneficial owner of such securities under Rule 13d-3 under the Exchange Act, including securities which such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time);

     (c) the term "business day" means a day other than Saturday, Sunday or any day on which banks located in the States of New York or Missouri are authorized or obligated to close;

     (d) any reference to any event, change or effect being "material" or "materially adverse" or having a "material adverse effect" on or with respect to an entity (or group of entities taken as a whole) means such event, change or effect is material or materially adverse, as the case may be, to the business, financial condition or results of operations of such entity (or of such group of entities taken as a whole);

     (e) the term "person" shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act);

     (f) the "Representatives" of any entity means such entity's directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives; and

     (g) the term "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which more than fifty percent (50%) of either the equity interests in, or the voting control of, such corporation or other organization is, directly or indirectly through Subsidiaries or otherwise, beneficially owned by such party.

     9.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer thereunto duly authorized as of the date first above written.

Attest:                              GRAHAM-FIELD HEALTH PRODUCTS, INC.

/s/ RICHARD KOLODNY                  By: /s/ IRWIN SELINGER
---------------------------------    -------------------------------------------
           Secretary                 Name: Irwin Selinger
                                     Title: Chairman and Chief Executive Officer


Attest:                              E&J ACQUISITION CORP.


/s/ RICHARD KOLODNY                  By: /s/ IRWIN SELINGER
---------------------------------    -------------------------------------------
           Secretary                 Name: Irwin Selinger
                                     Title: Chairman and Chief Executive Officer


Attest:                              EVEREST & JENNINGS INTERNATIONAL LTD.


/s/ TWC                              By: /s/ BEVIL HOGG
---------------------------------    -------------------------------------------
           Secretary                 Name: Bevil Hogg
                                     Title: Chief Executive Officer


Attest:                              BIL (FAR EAST HOLDINGS) LIMITED


---------------------------------    By: /s/ RODNEY PRICE
           Secretary                 -------------------------------------------
                                     Name: Rodney Price
                                     Title: Director

                                                                       EXHIBIT A



           Refer to Annex D of this Joint Proxy Statement/Prospectus

                                                                       EXHIBIT B



           Refer to Annex E of this Joint Proxy Statement/Prospectus

                                                                       EXHIBIT C

                            Term Sheet for Unsecured
                          Subordinated Promissory Note

Principal Amount:                  $4,000,000

Interest Rate:                     7.7% per annum

Maturity Date:                     April 1, 2001

Reduction of Principal Amount:     To the extent that punitive damage awards in
                                   any product liability actions involving a death prior to the Effective Time of the Merger are not reimbursed pursuant to any insurance policies

Subordination:                     Principal interest payments subordinated to
                                   Senior Indebtedness of Parent on terms
                                   satisfactory to the holders of Senior
                                   Indebtedness

Covenants and Events of Default:   To be mutually agreed upon

                                                                       EXHIBIT D



           Refer to Annex H of this Joint Proxy Statement/Prospectus

                                                                       EXHIBIT E

                        [Form of Affiliate's Agreement]

                             _________________, 1996

Graham-Field Health Products, Inc.
400 Rabro Drive East
Hauppauge, New York 11788

Ladies and Gentlemen:

     I have been advised that as of the date hereof I may be deemed to be an "affiliate" of Everest & Jennings International Ltd., a Delaware corporation (the "Company"), as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Neither my entering into this agreement, nor anything contained herein, shall be deemed an admission on my part that I am such an "affiliate".

     Pursuant to the terms of the Agreement and Plan of Merger dated as of September 3, 1996 (the "Merger Agreement"), among Graham-Field Health Products, Inc., a Delaware corporation ("Parent"), E&J Acquisition Corp., a Delaware corporation ("Sub"), the Company and BIL (Far East Holdings) Limited providing for the merger of Sub with and into the Company (the "Merger"), and as a result of the Merger, I will receive shares of Parent's common stock, par value $.025 per share (the "Parent Securities"), in exchange for the shares of common stock, par value $.01 per share, of the Company owned by me at the Effective Time (as defined in the Merger Agreement) of the Merger.

     I represent and warrant to Parent that in such event:

     A. I shall not make any sale, transfer or other disposition of the Parent Securities in violation of the Act or the Rules and Regulations.

     B. I have carefully read this letter and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Parent Securities, with my counsel or counsel for the Company.

     C. I have been advised that the issuance of Parent Securities to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger was submitted for a vote of the stockholders of the Company I may have been deemed to have been an affiliate of the Company and a distribution by me of Parent Securities has not been registered under the Act, the Parent Securities must be held by me indefinitely unless (i) a distribution of Parent Securities by me has been registered under the Act, (ii) a sale of Parent Securities by me is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act or (iii) in the opinion of counsel reasonably acceptable to Parent, some other exemption from registration is available with respect to a proposed sale, transfer or other disposition of the Parent Securities by me.

     D. [Except for the Registration Rights Agreement (as defined in the Merger Agreement),]* I understand that Parent is under no obligation to register the sale, transfer or other disposition of Parent Securities by me or on my behalf or to take any other action necessary in order to make compliance with an exemption from registration available.

----------
*    This provision will only apply to BIL's Affiliate Agreement.

     E. I also understand that stop transfer instructions will be given to Parent's transfer agents with respect to the Parent Securities and that there will be placed on the certificates for the Parent Securities, or any substitutions therefor, a legend stating in substance:

          "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended, applies. The shares represented by this certificate may only be transferred in accordance with the terms of an agreement dated , 1996, between the registered holder hereof and Graham-Field Health Products, Inc. (the "Corporation"), a copy of which agreement is on file at the principal offices of the Corporation."

     F. I also understand that unless the transfer by me of my Parent Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Parent reserves the right to put the following legend on the certificates issued to my transferee:

          "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under such Act applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of such Act and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of such Act."

     It is understood and agreed that the legends set forth in paragraph E and F above shall be removed by delivery of substitute certificates without such legend as permitted by Rule 145 or if the undersigned shall have delivered to Parent a copy of a letter from the staff of the Commission, or an opinion of counsel reasonably acceptable to Parent to the effect that such legend is not required for purposes of the Act.

                                       Very truly yours,

                                       -----------------------------------------
                                       Name:


Accepted this _________ day of
____________, 1996, by:

GRAHAM-FIELD HEALTH PRODUCTS, INC.



By_________________________________
  Name:
  Title:

                                                                         ANNEX B

                   AMENDED AND RESTATED STOCKHOLDER AGREEMENT

                                  by and among

                        BIL (FAR EAST HOLDINGS) LIMITED,

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                       and

                                 IRWIN SELINGER

                    Dated as of September 3, 1996, as amended

                              on September 19, 1996

                                TABLE OF CONTENTS

     This Table of Contents is not part of the Stockholder Agreement to which it is attached but is inserted for convenience only.

                                                                            Page
                                                                             No.
                                                                            ----
                                    ARTICLE I
                                   DEFINITIONS

1.01 Definitions..........................................................    2

                                   ARTICLE II
                               BOARD OF DIRECTORS

2.01  Composition of Board of Directors...................................    5
2.02  Resignations and Designations.......................................    6

                                   ARTICLE III
                    FIRST REFUSAL RIGHTS; TRANSFER OF SHARES

3.01  Restriction on Certain Transfers....................................    7
3.02  Legend..............................................................    9

                                   ARTICLE IV
                       BIL'S RIGHTS TO PURCHASE ADDITIONAL
                          EQUITY SECURITIES; STANDSTILL

4.01  Limitation on Acquisition of Equity Securities......................   10
4.02  Right to Purchase Equity Securities.................................   10
4.03  Standstill..........................................................   11

                                    ARTICLE V
                 COVENANTS OF BIL IN CONNECTION WITH THE MERGER

5.01  Ownership of E&J Shares; Approval of Merger Agreement...............   12
5.02  No Solicitation.....................................................   13

                                   ARTICLE VI
                                 INDEMNIFICATION

6.01  Indemnification of the Company......................................   14
6.02  Waiver of Environmental Indemnity...................................   14

                                   ARTICLE VII
                      REPRESENTATIONS AND WARRANTIES OF BIL

7.01  Incorporation of BIL................................................   15
7.02  Authority...........................................................   15
7.03  No Conflicts........................................................   15
7.04  Governmental Approvals and Filings..................................   16

                                  ARTICLE VIII
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

8.01  Incorporation.......................................................   16
8.02  Authority...........................................................   16
8.03  No Conflicts........................................................   16
8.04  Governmental Approvals and Filings..................................   17

                                                                            Page
                                                                             No.
                                                                            ----
                                   ARTICLE IX
                               GENERAL PROVISIONS

9.01  Survival of Representations, Warranties, Covenants and Agreements...   17
9.02  Termination.........................................................   17
9.03  Amendment and Waiver................................................   17
9.04  Notices.............................................................   18
9.05  Entire Agreement....................................................   19
9.06  No Third Party Beneficiary..........................................   20
9.07  No Assignment; Binding Effect.......................................   20
9.08  Specific Performance; Legal Fees....................................   20
9.09  Headings............................................................   20
9.10  Invalid Provisions..................................................   20
9.11  Governing Law.......................................................   21
9.12  Consent to Jurisdiction and Service of Process......................   21
9.13  Counterparts........................................................   21

                             SCHEDULES AND EXHIBITS

Schedule I  E&J Shares Owned by BIL.......................................
Schedule II  Indemnified Proceedings......................................
Exhibit A  Irrevocable Proxy..............................................

     This AMENDED AND RESTATED STOCKHOLDER AGREEMENT, dated as of September 3, 1996, as amended on September 19, 1996, is made and entered into by and among BIL (Far East Holdings) Limited, a Hong Kong corporation ("BIL"), Graham-Field Health Products, Inc., a Delaware corporation (the "Company"), and Irwin Selinger, an individual residing at 73 Bacon Road, Old Westbury, New York ("Mr. Selinger").

     WHEREAS, the Company, E&J Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Sub"), BIL and Everest & Jennings International Ltd., a Delaware corporation ("E&J"), have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), which provides for the merger of Sub with and into E&J and for E&J to become a wholly-owned subsidiary of the Company (the "Merger");

     WHEREAS, BIL is the majority stockholder of E&J and Mr. Selinger is the Chairman and Chief Executive Officer and a 6.7% stockholder of the Company;

     WHEREAS, at the Effective Time (as defined below) and in accordance with the terms of the Merger Agreement, each share of common stock, par value $.10 per share, of E&J (the "E&J Common Stock") will be converted into .35 of a share of common stock, par value $.025 per share, of the Company (the "Company Common Stock"), subject to reduction under certain circumstances, all as more fully described in the Merger Agreement;

     WHEREAS, at the Effective Time and in accordance with the terms of the Merger Agreement, BIL also, among other things, will (i) purchase shares of Company Common Stock from the Company, the proceeds of which will be used to repay certain indebtedness owing by E&J to Hong Kong and Shanghai Banking Corporation Limited, (such shares, together with the shares BIL receives in exchange for its shares of E&J Common Stock in the Merger, being referred to herein as the "BIL Common Shares"), (ii) purchase shares of a new series of Series B Cumulative Convertible Preferred Stock of the Company (the "BIL Series B Preferred Shares") in exchange for indebtedness of E&J owing to BIL and shares of convertible preferred stock of E&J owned by BIL and (iii) purchase shares of a new series of Series C Cumulative Convertible Preferred Stock of the Company (the "BIL Series C Preferred Shares", and together with the BIL Series B Preferred Shares and BIL Common Shares, the "BIL Shares") for an aggregate purchase price of $10 million, all as more fully described in the Merger Agreement;

     WHEREAS, simultaneously with the execution and delivery of this Stockholder Agreement, BIL and the Company are entering into a registration rights agreement providing for the registration for sale, under certain circumstances of its shares of Company Common Stock (the "Registration Rights Agreement"); and

     WHEREAS, as a condition to the Company's willingness to consummate the Merger and to BIL's willingness to vote its shares of capital stock of E&J in favor of the Merger, BIL, the Company and Mr. Selinger desire to establish in this Stockholder Agreement certain terms and conditions concerning the acquisition and disposition of securities of the Company by BIL and the corporate governance of the Company after the Effective Time;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Stockholder Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

     1.01 Definitions. (a) Except as otherwise specifically indicated, the following terms have the following meanings for all purposes of this Stockholder
Agreement:

     "Affiliate" shall have the meaning assigned thereto in Rule 405, as presently promulgated under the Securities Act.

     "beneficially owns" (or comparable variations thereof) has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

     "BIL's Pro Rata Share" means, as of the relevant Date of Issuance, the percentage of the Voting Power of all of Outstanding Voting Securities represented by the Outstanding Voting Securities then beneficially owned by the Restricted Group, rounded to the nearest whole number of shares.

     "Board of Directors" means the Board of Directors of the Company.

     "Change of Control" means and shall be deemed to have occurred if after the Effective Time individuals who qualify as Continuing Directors shall have ceased for any reason to constitute at least a majority of the Board of Directors.

     "Continuing Director" means (i) any individual serving as a member of the Board of Directors at the Effective Time (including the two designees of BIL pursuant to Section 2.01), for so long as such individual is a member of the Board of Directors, and (ii) any individual who is recommended or elected to serve as a member of the Board of Directors by at least a majority of the Continuing Directors then in office, for so long as such individual is a member of the Board of Directors.

     "DGCL" means the General Corporation Law of the State of Delaware.

     "Effective Time" means the time at which the Merger becomes effective under the DGCL.

     "Equity Securities" means Voting Securities, Convertible Securities and Rights to Purchase Voting Securities.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

     "Liens" means any lien, claim, mortgage, encumbrance, pledge, security interest, equity or charge of any kind.

     "Person" means any individual, corporation, partnership, trust, other entity or group (with the meaning of Section 13(d)(3) of the Exchange Act).

     "Representatives" of any entity means such entity's directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives of such entity.

     "Restricted Group" means (i) BIL, (ii) any and all Persons directly or indirectly controlled by or under common control with BIL and (iii) any and all groups (within the meaning of Section 13(d)(3) of the Exchange Act) of which BIL or any Person directly or indirectly controlling, controlled by or under common control with BIL is a member, other than any such group not acting for the purpose of acquiring, holding or beneficially owning Equity Securities.

     "Rule 144" means Rule 144 as presently promulgated under the Securities
Act.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Subsidiary" means any Person in which the Company or E&J, as the case may be, directly or indirectly through Subsidiaries or otherwise, beneficially owns more than fifty percent (50%) of either the equity interest in, or the Voting Power of, such Person.

     "Voting Power" means, with respect to any Outstanding Voting Securities, the highest number of votes that the holders of all such Outstanding Voting Securities would be entitled to cast for the election of directors or on any other matter (except to the extent such voting rights are dependent upon events of default or bankruptcy), assuming, for purposes of this computation, the conversion or exchange into Voting Securities of Convertible Securities (whether presently convertible or exchangeable or not) and the exercise of Rights to Purchase Voting Securities (whether presently exercisable or not), in either case to the extent that any such action would increase the number of such votes.

     "Voting Securities" means the Company Common Stock and any other securities of the Company of any kind or class having power generally to vote for the election of directors; "Convertible Securities" means securities of the Company which are convertible or exchangeable (whether presently convertible or exchangeable or not) into Voting Securities; "Rights to Purchase Voting Securities" means options and rights issued by the Company (whether presently exercisable or not) to purchase Voting Securities or Convertible Voting Securities; and "Outstanding Voting Securities" means at any time the then issued and outstanding Voting Securities, Convertible Securities (which shall be counted at the maximum number of Voting Securities for which they can be converted or exchanged) and Rights to Purchase Voting Securities (which shall be counted at the maximum number of Voting Securities for which they can be exercised).

     (b) In addition, the following terms are defined in the Sections set forth below:

"Acceptance Notice"........................................  Section 3.01(b)
"Alternative Proposal".....................................  Section 5.02
"BIL"......................................................  Preamble
"BIL Common Shares"........................................  Preamble
"BIL Series B Preferred Shares"............................  Preamble
"BIL Series C Preferred Shares"............................  Preamble
"BIL Shares"...............................................  Preamble
"Business Combination".....................................  Section 4.03
"Company"..................................................  Preamble
"Company Common Stock".....................................  Preamble
"Confidentiality Agreement"................................  Section 9.05
"Date of Issuance".........................................  Section 4.02(a)
"Dispose" or "Disposition".................................  Section 3.01(a)
"E&J"......................................................  Preamble
"E&J Common Stock".........................................  Preamble
"E&J Shares"...............................................  Section 5.01(a)
"E&J Stockholders' Meeting"................................  Section 5.01(c)
"Election Notice"..........................................  Section 4.02(b)

"Election Period"..........................................  Section 4.02(b)
"Indemnified Proceedings"..................................  Section 6.01(a)
"Issue Price"..............................................  Section 4.02(a)
"Losses"...................................................  Section 6.01(a)
"Merger"...................................................  Preamble
"Merger Agreement".........................................  Preamble
"Mr. Selinger".............................................  Preamble
"Notice of Issuance".......................................  Section 4.02(a)
"Offer Notice".............................................  Section 3.01(b)
"Offer Period".............................................  Section 3.01(b)
"Offered Securities".......................................  Section 3.01(b)
"Offering Terms"...........................................  Section 3.01(b)
"Offeror"..................................................  Section 3.01(b)
"Registration Rights Agreement"............................  Preamble
"Selling Period"...........................................  Section 3.01(b)
"Sub"......................................................  Preamble

     (c) Unless the context of this Stockholder Agreement otherwise requires,
(i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Stockholder Agreement; and (iv) the terms "Article" or "Section" refer to the specified Article or Section of this Stockholder Agreement. Whenever this Stockholder Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified.

                                   ARTICLE II
                               BOARD OF DIRECTORS

     2.01 Composition of Board of Directors. (a) Effective at the Effective Time, there shall be two vacancies on the Board of Directors either by (i) an increase in the Board of Directors in accordance with the terms of the Company's Certificate of Incorporation and Bylaws, (ii) director resignations or (iii) a combination thereof. Effective at the Effective Time, the Board of Directors shall elect two designees of BIL to fill the two vacancies on the Board of Directors created in accordance with the preceding sentence, to serve from the Effective Time until the end of their respective terms. The two designees of BIL shall be elected to different classes of the Board of Directors. For so long as one or more nominees of BIL is a director of the Company, one of such nominees shall be designated as a member of the Executive Committee of the Board of Directors.

     (b) Thereafter, and subject to the next succeeding sentence, the Board of Directors shall, at each meeting of stockholders of the Company at which the term of any BIL director exiles, nominate for election as a director of the Company, in accordance with the Company's procedures for nomination of directors as provided for in its Bylaws, a designee of BIL to stand for election for a succeeding term, and shall vote all management proxies in favor of such nominee, except for such proxies that specifically indicate to the contrary. Notwithstanding the foregoing, BIL shall cease to have the right to designate, or cause the nomination or election of, (i) more than one member of the Board of Directors from and after such date as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 15% of the Voting Power of all Outstanding Voting Securities or (ii) any member of the Board of Directors from and after such date as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities. The obligation of the Board of Directors hereunder to nominate for election as directors individuals designated by BIL shall be subject to the foregoing limitation.

     (c) Until such time as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, if any director designated by BIL in accordance with this Section 2.01 shall decline or be unable to serve for any other reason, the Board of Directors shall promptly upon the request of BIL nominate or elect, as the case may be, a qualified person recommended by BIL to replace such designee; provided that BIL shall have such right only if and to the extent consistent with the foregoing provisions of this Section 2.01.

     (d) Until such time as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, at each meeting of stockholders of the Company,
(i) the Restricted Group shall vote the Voting Securities held by the Restricted Group (x) for the nominees recommended by the Board of Directors (provided such nominees include the nominees referred to in paragraphs (a) and (b) above), (y) on all other proposals of the Board of Directors, as the Restricted Group determines in its sole discretion, and (z) on all proposals of any other stockholder of the Company, in accordance with the recommendation of the Board of Directors; and (ii) Mr. Selinger shall vote all of his Voting Securities in favor of the nominees referred to in clause (x) above.

     (e) BIL shall promptly provide to the Company, as the Company may from time to time reasonably request, information regarding BIL's designees for the Board of Directors, for inclusion in any form, report, schedule, registration statement, definitive proxy statement or other documents required to be filed by the Company with the Securities and Exchange Commission.

     2.02 Resignations and Designations. As necessary to establish or maintain the composition of the Board of Directors contemplated by Section 2.01, the Restricted Group will cause one or both of the directors designated by BIL, as the case may be, to resign from the Board of Directors.

                                   ARTICLE III
                    FIRST REFUSAL RIGHTS; TRANSFER OF SHARES

     3.01 Restriction on Certain Transfers.

     (a) Until such time as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, no member of the Restricted Group shall, directly or indirectly, assign, sell, pledge, hypothecate or other transfer or dispose of ("Dispose" or a "Disposition") any Equity Securities beneficially owned by such member of the Restricted Group, except (A) a Disposition to a member of the Restricted Group who simultaneously with such Disposition agrees in a written instrument in form and substance satisfactory to the Company to be bound by the provisions of this Stockholder Agreement as though an original signatory hereto,
(B) a Disposition through a bona fide underwritten public offering registered under the Securities Act effected in accordance with the provisions of the Registration Rights Agreement, (C) a Disposition in a "brokers' transaction" pursuant to Rule 144(f), provided that, until such time as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, any sales pursuant to this clause (C) shall be subject to the volume limitations set forth in Rule 144(e) (regardless of whether such volume limitations are applicable to such sale), (D) pursuant to a merger or consolidation of the Company or a recapitalization of any Equity Securities, (E) pursuant to a self-tender or exchange offer by the Company or a third party tender offer recommended by the Board of Directors or
(F) a cash sale effected in accordance with the Company's right of first refusal contained in paragraph (b) below; provided that in the case of and as a condition to any cash sale pursuant to this clause (F) to a Person who, after giving effect to such purchase, would own 5% or more of the Voting Power of all Outstanding Voting Securities, such Person shall simultaneously with such purchase and sale agree in a written instrument in form and substance satisfactory to the Company to be bound by the provisions of Section 3.01,
Section 4.01 and Section

4.03 (with references in such sections to the Restricted Group being changed to references to such Person).

     (b) (i) Until such time as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, in the event that any member of the Restricted Group (an "Offeror") wishes to sell for cash any or all Equity Securities owned by it in a transaction to which none of clauses (A) through (E) of Section 3.01(a) is applicable, it shall first deliver a written notice (the "Offer Notice") to the Company specifying the amount and type of Equity Securities proposed to be sold (the "Offered Securities"), the identity of the proposed transferee and the price and the other bona fide terms for such sale (the "Offering Terms") and attaching a copy of the contract entered into with such transferee, which contract shall be expressly subject to the Company's right of first refusal hereunder. Such Offer Notice shall constitute an irrevocable offer (subject to the satisfaction of all regulatory requirements) to the Company, for the period of time set forth below, to purchase all or any portion of the Offered Securities on the Offering Terms. The Company may elect to purchase all, but not less than all, of the Offered Securities on the Offering Terms by delivering an irrevocable written notice specifying the number of Offered Securities it wishes to purchase (the "Acceptance Notice") to the Offeree (subject to the satisfaction of all regulatory requirements) within fifteen (15) days following receipt of the Offer Notice (the "Offer Period").

     (ii) If an Offeror's offer is not accepted by the Company within the Offer Period, the Offeror shall have a period of sixty (60) days (the "Selling Period") in which it shall be free to sell all, but not less than all, of the Offered Securities to the proposed transferee described in the Offer Notice at the Offering Terms or at prices or terms more favorable to the Offeror than the Offering Terms; provided that if such sale shall not have been consummated within the Selling Period, none of such Equity Securities may be sold and all such Equity Securities shall again be subject to the provisions of this Section
3.01 and may be Disposed of only in the manner provided in, and subject to the provisions of, this Section 3.01.

     (iii) Any purchase and sale pursuant to the provisions of Section 3.01(b)(i) shall occur on the date designated by the Company, which date shall be within sixty (60) days following the date of delivery of the Acceptance Notice, at the principal offices of the Company unless otherwise agreed, subject to the satisfaction of all applicable regulatory requirements. At any closing of a purchase and sale in accordance with this Section 3.01(b)(i), the Offeror will deliver certificates evidencing the Offered Securities to be so purchased against delivery by the Company of the price included in the Offering Terms. Such amount will be payable in immediately available United States funds. The Company and the Offeror will use their best efforts to accomplish the satisfaction of all applicable regulatory requirements with respect to such purchase, and the date on which such purchase and sale must be completed in accordance with this Section 3.01(b)(i) will be extended automatically until such time as each applicable Governmental or Regulatory Authority has given a final determination permitting or prohibiting or otherwise denying necessary authorization for such purchase and sale and, in the case of a favorable determination, for an additional five (5) business days.

     (c) The Company may not assign its right under Section 3.01(b) to purchase Offered Securities without the consent of the Offeror, which consent shall not be unreasonably withheld or delayed; provided that any such assignees agree in writing (for the benefit of the Offeror) to purchase any of the Offered Securities not being purchased by the Company in accordance with the provisions of Section 3.01(b).

     (d) The failure of the Company to exercise its right to purchase Offered Securities under Section 3.01(b) in connection with any one Offer Notice delivered by a member of the Restricted Group will not, in any manner, waive or otherwise impair the rights of the Company to exercise its right to purchase Offered Securities in connection with any other Offer Notice.

     3.02 Legend. Any Disposition of Equity Securities by any member of the Restricted Group also shall be subject to the terms and conditions of this
Section 3.02. Each certificate representing Equity Securities beneficially owned by any member of the Restricted Group shall be imprinted with a legend in the following form until such time (subject to the provisions of the final sentence of this Section 3.02) as all restrictions on the Disposition of such Equity Securities hereunder are terminated:

     "THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF UNLESS THEY ARE REGISTERED OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. SUCH SHARES MAY ONLY BE TRANSFERRED PURSUANT TO THE PROVISIONS OF ARTICLE III OF A CERTAIN STOCKHOLDER AGREEMENT DATED AS OF SEPTEMBER 3, 1996, BY AND AMONG GRAHAM-FIELD HEALTH PRODUCTS, INC., A DELAWARE CORPORATION, IRWIN SELINGER AND BIL (FAR EAST HOLDINGS) LIMITED, A HONG KONG CORPORATION, COPIES OF WHICH AGREEMENT ARE ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY."

The Company shall not (i) give effect on its books to an attempted Disposition of any Equity Securities which shall have been Disposed of in violation of any provision of this Stockholder Agreement, or (ii) treat any transferee who obtains any Equity Securities in violation of any provision of this Stockholder Agreement as the owner of such Equity Securities or accord any transferee thereof the right to vote or to receive dividends in respect of such Equity Securities. The Company will issue new certificates not imprinted with the foregoing legend to any holder of Equity Securities not subject to the restrictions on Disposition contained in this Stockholder Agreement; provided that the Company may require an opinion of counsel reasonably satisfactory to it to the effect that no legend is required under the Securities Act or applicable state securities or blue sky laws.

                                   ARTICLE IV
                       BIL'S RIGHTS TO PURCHASE ADDITIONAL
                          EQUITY SECURITIES; STANDSTILL

     4.01 Limitation on Acquisition of Equity Securities. Following the Effective Time and until the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, no member of the Restricted Group shall acquire beneficial ownership of any Equity Securities without the prior consent of the Board of Directors, which consent shall not be unreasonably withheld, except (i) the acquisition of Equity Securities pursuant to the Merger Agreement or upon the conversion of or as a dividend on the BIL Series B Preferred Shares or the BIL Series C Preferred Shares in accordance with their terms, (ii) by way of stock dividends, stock splits or other distributions or offerings made available to holders of Equity Securities generally, (iii) pursuant to plans established by the Company for members of the Board of Directors or (iv) pursuant to the exercise of BIL's right to acquire Equity Securities directly from BIL as provided for in Section 4.02.

     4.02 Right to Purchase Equity Securities. (a) Following the Effective Time and until such time as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 15% of the Voting Power of all Outstanding Voting Securities, the Company shall not issue any Equity Securities (except by way of stock dividends or other distributions or offerings made available to holders of shares of Company Common Stock generally) after the Effective Time unless, prior to such issuance, the Company offers BIL the right to participate proportionately according to BIL's Pro Rata Share as of the date of issuance of any such Equity Securities (the "Date of Issuance") and on the same terms and conditions and at the same per unit price (the "Issue Price"). The Company shall give written notice to BIL of any such issuance as far in advance of the Date of Issuance as possible, but in no event less than 10 days in advance of the Date of Issuance (a "Notice of Issuance"). The Notice of Issuance will describe in reasonable detail the terms and conditions of the proposed issuance, including the Issue Price, the maximum number of Equity Securities that BIL will be entitled to purchase (assuming for this purpose only that BIL's Pro Rata Share does not change between the date of the giving of such notice and the Date of Issuance) on the Date of Issuance. Notwithstanding the foregoing, BIL's preemptive right set forth above shall not apply to any Equity Securities issued (i) pursuant to that certain Warrant, dated as of March 12, 1992, as amended, by and between the Company and John Hancock Mutual Life Insurance Company, (ii) in connection with a merger, acquisition or other business combination transaction approved by the Board of Directors, (iii) in connection with any stock option or other employee benefit plans and programs of the Company approved by the Board of Directors, or
(iv) in connection with any private debt financing in which the Equity Securities to be issued represent less than 2% of the Voting Power of all Outstanding Voting Securities.

     (b) BIL shall have the option to elect to purchase all or part of BIL's Pro Rata Share of the Equity Securities described in a Notice of Issuance at the Issue Price and on the other terms contained in the Notice of Issuance by notifying the Company in writing (an "Election Notice") at least two business days prior to the Date of Issuance (the "Election Period"), at which time BIL (or such designee) shall become irrevocably bound (subject to the satisfaction of all regulatory requirements) to purchase such Equity Securities. Each Election Notice will indicate the number of units that BIL elects to purchase.

     (c) Any purchase and sale pursuant to the provisions of this Section 4.02 shall occur on the Date of Issuance at the principal offices of the Company unless otherwise agreed, subject to the satisfaction of all regulatory requirements. At any closing of a purchase and sale in accordance with this
Section 4.02, the Company will deliver certificates evidencing the Equity Securities to be so purchased against delivery by BIL of an amount equal to the number of units that BIL has elected to purchase multiplied by the Issue Price. Such amount will be payable in immediately available United States funds. The Company and BIL will use their best efforts to accomplish the satisfaction of all regulatory requirements with respect to such purchase, and the date on which such purchase and sale must be completed in accordance with this Section 4.02 will be extended automatically until such time as each applicable Governmental or Regulatory Authority has given a final determination permitting or prohibiting or otherwise denying necessary authorization for such purchase and, in the case of a favorable determination, for an additional five (5) business days.

     (d) The failure of BIL to exercise its right to purchase Equity Securities under this Section 4.02 in connection with any one issuance of Equity Securities by the Company will not, in any manner, waive or otherwise impair the rights of BIL to purchase BIL's Pro Rata Share in connection with any other proposed issuance of Equity Securities to which this Section 4.02 is applicable.

     (e) Notwithstanding anything contained in this Section 4.02 to the contrary, the Company may at any time, regardless of whether an Election Notice has been given, prior to the Date of Issuance abandon an offering as to which it has given a Notice of Issuance, in which case BIL shall have no further right to purchase the Equity Securities described in such Notice of Issuance.

     4.03 Standstill. Following the Effective Time and thereafter until such time as the Restricted Group beneficially owns Outstanding Voting Securities representing less than 5% of the Voting Power of all Outstanding Voting Securities, no member of the Restricted Group will, and they will not assist or encourage others (including by providing financing) to, directly or indirectly
(i) acquire or agree, offer, seek or propose (whether publicly or otherwise) to acquire ownership (including but not limited to beneficial ownership) of any substantial portion of the assets or Equity Securities of the Company (other than in a transaction permitted under Section 4.01 or 4.02), whether by means of a negotiated purchase of assets, tender or exchange offer, merger or other business combination, recapitalization, restructuring or other extraordinary transaction ("Business Combination"), (ii) engage in any "solicitation" of

"proxies" (as such terms are used in the proxy rules promulgated under the Exchange Act, but disregarding clause (iv) of Rule 14a-1(1)(2) and including any exempt solicitation pursuant to Rule 14a-2(b)(1) or (2)), or form, join or in any way participate in a "group" (as defined under the Exchange Act) with respect to any Equity Securities, (iii) subject to the obligation of BIL's designees on the Board of Directors to exercise their fiduciary duties as directors, otherwise seek or propose to acquire control of the Board of Directors, (iv) take any action that could reasonably be expected to force the Company to make a public announcement regarding any of the types of matters referred to in clause (i), (ii) or (iii) above, or (v) enter into any discussions, negotiations, agreements, arrangements or understandings with any third party with respect to any of the foregoing. No member of the Restricted Group will request the Company or any of its Representatives to amend or waive any provision of this paragraph (including this sentence) during such period. If at any time during such period a member of the Restricted Group is approached by any third party concerning its participation in any of the types of matters referred to in clause (i), (ii) or (iii) above, such member will promptly inform the Company of the nature of such contact and the parties thereto.

                                    ARTICLE V
                 COVENANTS OF BIL IN CONNECTION WITH THE MERGER

     5.01 Ownership of E&J Shares; Approval of Merger Agreement. (a) BIL represents and warrants to the Company that it owns, beneficially and of record, as of the date hereof, the number of shares of each class of capital stock of E&J listed on Schedule I hereto (the "E&J Shares"), subject to no rights of others and free and clear of all Liens. BIL's right to vote or Dispose of the E&J Shares is not subject to any voting trust, voting agreement, voting arrangement or proxy and BIL has not entered into any contract, option or other arrangement or undertaking with respect thereto.

     (b) Until the Effective Time, BIL will not Dispose of any of the E&J Shares or any interest therein, exercise any right of conversion with respect to any E&J Shares, deposit any of the E&J Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy with respect thereto or enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect Disposition of any of the E&J Shares.

     (c) BIL will, with respect to those E&J Shares that it owns of record on the record date for voting at any annual or special meeting of E&J stockholders to be held for the purpose of voting on the adoption of the Merger Agreement or for granting any written consent in connection with the solicitation of written consents in lieu of such a meeting (collectively, the "E&J Stockholders' Meeting"), vote such shares (or execute written consents with respect to such shares) (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any Alternative Proposal (as defined in Section 5.02) and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement, as any of the foregoing is considered and voted upon at the E&J Stockholders' Meeting.

     (d) BIL acknowledges that concurrently with the execution of this Agreement, it has executed and delivered to the Company an Irrevocable Proxy, the form of which is attached hereto as Exhibit A.

     5.02 No Solicitation. Prior to the Effective Time, BIL shall not, and it shall use its best efforts to cause its Affiliates and Representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to the stockholders of E&J) with respect to a merger, consolidation or other business combination including E&J or any of its Subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of all or any significant portion of the assets of E&J and its Subsidiaries taken as a whole or any outstanding shares of the capital stock of E&J or any Subsidiary of E&J (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions or enter into any agreements, arrangements or understandings, whether written or oral, with, any person or group relating to an Alternative Proposal (excluding the transactions contemplated by the Merger Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. BIL will promptly notify the Company if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or any of such persons.

                                   ARTICLE VI
                                 INDEMNIFICATION

     6.01 Indemnification of the Company. (a) Following the Effective Time, BIL shall indemnify and hold harmless the Company and its successors and assigns, from and against any and all losses, claims, demands, liabilities, damages or deficiencies, and all related costs and expenses, including, without limitation, interest, penalties and attorneys' fees and disbursements (together "Losses"), suffered, sustained or incurred by the Company and its Subsidiaries or to which any of them becomes subject, resulting from, relating to or arising out of any of the litigations, arbitrations and other proceedings set forth on Schedule II hereto (the "Indemnified Proceedings"); provided that BIL shall not have any obligation to provide indemnity with respect to any Indemnified Proceeding unless and until, and only to the extent that, the amount of the Losses in respect of all Indemnified Proceedings exceeds, in the aggregate, the applicable amounts reserved with respect to such Indemnified Proceedings set forth on
Schedule II hereto.

     (b) The Company will, through its ownership of E&J, control all aspects of the defense and disposition of the Indemnified Proceedings; provided that the Company will not consent to any settlement of an Indemnified Proceeding with respect to which it intends to seek indemnity hereunder without the consent of BIL, which consent shall not be unreasonably withheld or delayed. BIL shall have the right to participate in and have the right to be consulted in connection with the defense or settlement of any of the Indemnified Proceedings. BIL may retain separate counsel to represent it in, but not to control, any defense or settlement of any of the Indemnified Proceedings, and BIL shall bear its owns costs and expenses with respect to such representation.

     (c) BIL will make the indemnity payments provided for in this Section 6.01 promptly following demand therefor by the Company. If BIL disputes its obligation to make any such payments, the parties will proceed in good faith to negotiate a resolution of such dispute, and if not so resolved, such dispute shall be resolved by litigation in a court of competent jurisdiction.

     6.02 Waiver of Environmental Indemnity. BIL hereby irrevocably waives any and all rights to indemnity that BIL and its affiliates may have against E&J or any of its Subsidiaries under that certain Environmental Indemnity dated as of August 30, 1991 by E&J and certain of its Subsidiaries in favor of the Indemnitees referred to therein.

                                   ARTICLE VII
                      REPRESENTATIONS AND WARRANTIES OF BIL

     BIL hereby represents and warrants to the Company as follows:

     7.01 Incorporation of BIL. BIL is a corporation duly incorporated, validly existing and in good standing under the laws of Hong Kong. BIL has the requisite corporate power and authority to execute and deliver this Stockholder Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.

     7.02 Authority. The execution and delivery by BIL of this Stockholder Agreement, and the performance by BIL of its obligations hereunder, have been duly and validly authorized by all necessary corporate actions on the part of BIL, no other corporate action on the part of BIL or its stockholders being necessary. This Stockholder Agreement has been duly and validly executed and delivered by BIL and constitutes a legal, valid and binding obligation of BIL enforceable against BIL in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     7.03 No Conflicts. The execution and delivery by BIL of this Stockholder Agreement do not, and the performance by BIL of its obligations under this Stockholder Agreement and the consummation of the transactions contemplated hereby will not:

     (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the corporate charter documents of BIL;

     (b) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental or Regulatory Authority applicable to BIL or any of its properties or assets; or

     (c) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under,
(iii) require BIL to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of or (iv) result in the creation or imposition of any Lien upon BIL or any of its properties or assets under any contract, agreement, plan, permit or license to which BIL is a party.

     7.04 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of BIL is required in connection with the execution, delivery and performance of this Stockholder Agreement or the consummation of the transactions contemplated hereby, other than filings under the Exchange Act in connection with BIL's acquisition of Equity Securities.

                                  ARTICLE VIII
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to BIL as follows:

     8.01 Incorporation. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to execute and deliver this Stockholder Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

     8.02 Authority. The execution and delivery by the Company of this Stockholder Agreement, and the performance by the Company of its obligations hereunder, have been duly and validly authorized by the Board of Directors of the Company, no other corporate action on the part of the Company or its stockholders being necessary. This Stockholder Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     8.03 No Conflicts. The execution and delivery by the Company of this Stockholder Agreement do not, and the performance by the Company of its obligations under this Stockholder Agreement and the consummation of the transactions contemplated hereby will not:

     (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or bylaws of the Company;

     (b) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental or Regulatory Authority applicable to the Company or any of its properties or asset; or

     (c) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under,
(iii) require the Company to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of or (iv) result in the creation or imposition of any Lien upon the Company or any of its properties or assets under, any contract, agreement, plan, permit or license to which the Company is a party.

     8.04 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of the Company is required in connection with the execution, delivery and performance of this Stockholder Agreement or the consummation of the transactions contemplated hereby, other than filings under the Exchange Act in connection with BIL's voting agreement contained in this Stockholder Agreement.

                                   ARTICLE IX
                               GENERAL PROVISIONS

     9.01 Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Stockholder Agreement, BIL and the Company have the right to rely fully upon the representations and warranties of the other contained in this Stockholder Agreement. Except as provided in Section 9.02, the representations, warranties, covenants and agreements of BIL and the Company contained in this Stockholder Agreement will survive until the termination of this Stockholder Agreement.

     9.02 Termination. This Stockholder Agreement and all rights and obligations of the parties hereunder, including, without limitation, the provisions of
Section 5.02, shall automatically terminate, and shall cease to be of any further force and effect, upon (i) the termination of the Merger Agreement in accordance with its terms, (ii) the mutual written agreement of BIL and the Company and (iii) a Change of Control; provided that BIL's obligations under
Section 6.01 shall survive any termination of this Stockholder Agreement pursuant to clause (iii) of this Section. Notwithstanding the termination of this Stockholder Agreement, nothing contained herein shall relieve any party hereto from liability for breach of any of its representations, warranties, covenants or agreements contained in this Stockholder Agreement.

     9.03 Amendment and Waiver. (a) This Stockholder Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto. In the event that (i) any Person (other than any Person included in the Restricted Group) becomes the beneficial owner of Outstanding Voting Securities representing more than 15% but less than 100% of the Voting Power of all Outstanding Voting Securities with the approval of the Board of Directors and (ii) the restrictions imposed by the Company on the activities of such Person are less onerous in any respect than the comparable restrictions imposed on the Restricted Group by the applicable provisions of this Stockholder Agreement, such comparable provisions of this Stockholder Agreement will be revised so that they provide for comparable restrictions which are identical to the restrictions imposed on such Person, if any.

     (b) Any term or condition of this Stockholder Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Stockholder Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Stockholder Agreement on any future occasion. All remedies, either under this Stockholder Agreement or by law or otherwise afforded, will be cumulative and not alternative.

     9.04 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

     If to BIL, to:

     BIL (Far East Holdings) Limited
     c/o Brierley Investments Limited
     10 Eastcheap, 3rd Floor
     London EC 3M 1AJ
     United Kingdom
     Facsimile No.: 011-44-171-369-9112
     Attn: Rodney F. Price, Chairman

     with a copy to:

     Bryan Cave LLP
     One Metropolitan Square
     211 North Broadway
     Suite 3600
     St. Louis, Missouri 63102
     Facsimile No.: (314) 259-2020
     Attn: John P. Denneen, Esq.

     and to:

     Brierley Investments Limited
     22-24 Victoria Street
     Level 6, Colonial Building
     Wellington, New Zealand
     Facsimile: 011-644-473-1631
     Attn: Mark Horton, Corporate Secretary

     If to the Company or to Irwin Selinger, to:

     Graham-Field Health Products, Inc.
     400 Rabro Drive East
     Hauppauge, New York 11788
     Facsimile No.: (516) 582-5608
     Attn: Richard S. Kolodny, Esq.

     with a copy to:

     Milbank, Tweed, Hadley & McCloy
     1 Chase Manhattan Plaza
     New York, NY 10005
     Facsimile No.: (212) 530-5219
     Attn: Robert S. Reder, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     9.05 Entire Agreement. This Stockholder Agreement supersedes all prior discussions and agreements (including the Term Sheet dated as of August 13, 1996) among the parties hereto with respect to the subject matter hereof (other than the letter agreement dated as of June 17, 1996 between the Company, BIL and E&J (the "Confidentiality Agreement"), which, except as provided below, shall survive the execution and delivery of this Stockholder Agreement in accordance with its terms), and contains, together with the Merger Agreement, the Confidentiality Agreement and the Registration Rights Agreement, the sole and entire agreement among the parties hereto with respect to the subject matter hereof. Notwithstanding the foregoing, Section 9 of the Confidentiality Agreement shall terminate and cease to have any further force or effect at the Effective Time.

     9.06 No Third Party Beneficiary. The terms and provisions of this Stockholder Agreement are intended solely for the benefit of each party hereto, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

     9.07 No Assignment; Binding Effect. Neither this Stockholder Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void. Subject to the preceding sentence, this Stockholder Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

     9.08 Specific Performance; Legal Fees. The parties acknowledge that money damages are not an adequate remedy for violations of any provision of this Stockholder Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance for injunctive or such other relief as such court may deem just and proper in order to enforce any such provision or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. The parties hereto agree that, in the event that any party to this Stockholder Agreement shall bring any legal action or proceeding to enforce or to seek damages or other relief arising from an alleged breach of any term or provision of this Stockholder Agreement by the other party, the prevailing party in any such action or proceeding shall be entitled to an award of, and the other party to such action or proceeding shall pay, the reasonable fees and expenses of legal counsel to the prevailing party.

     9.09 Headings. The headings used in this Stockholder Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

     9.10 Invalid Provisions. If any provision of this Stockholder Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Stockholder Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Stockholder Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (iii) the remaining provisions of this Stockholder Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

     9.11 Governing Law. Except to the extent that the DGCL is mandatorily applicable to the rights and obligations of the parties, this Stockholder Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

     9.12 Consent to Jurisdiction and Service of Process. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan in the City of New York in any action, suit or proceeding arising in connection with this Stockholder Agreement, agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein to the extent permitted by law), and agrees to delivery of service of process by any of the methods by which notices may be given pursuant to Section 9.04, with such service being deemed given as provided in such Section; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 9.12 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction.

     9.13 Counterparts. This Stockholder Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     IN WITNESS WHEREOF, each party hereto has caused this Stockholder Agreement to be signed by its officer thereunto duly authorized as of the date first above written.

                                       BIL (FAR EAST HOLDINGS) LIMITED

                                       By: /s/ RODNEY PRICE
                                           ----------------------------------
                                           Name: Rodney Price
                                           Title: Director

                                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                       By: /s/ IRWIN SELINGER
                                           ----------------------------------
                                           Name: Irwin Selinger
                                           Title: Chairman and Chief Executive
                                                  Officer

                                           /s/ IRWIN SELINGER
                                           ----------------------------------
                                                     Irwin Selinger

                                                                      SCHEDULE I

                             E&J Shares Owned by BIL

Class                                                         Number
-----                                                         ------

Common Stock.............................................    5,779,935

Series A Preferred Stock.................................    7,867,842

Series B Preferred Stock.................................      786,357

Series C Preferred Stock.................................   20,000,000

                                                                     SCHEDULE II

                             Indemnified Proceedings
                                                                        Amount
      Nature of Proceeding                                            Reserved
      --------------------                                            --------
  I.  July 1990, Class Action Law Suit filed in the U.S. District
        Court for the State of California relating to certain         $ 100,000
        non-disclosures and misrepresentations in violation of the Federal securities laws (as more fully-described in E&J's Form 10-Q for the quarter ended March 31, 1996).

 II.  Die Cast Products Litigation, relating to Law Suit filed by
       the State of California, pursuant to The Comprehensive         $ 500,000
       Environmental Response Compensation and Liability Act
       (as more fully-described in E&J's Form 10-Q for the quarter ended March 31, 1996).

III.  March 1993, Casmalia Site, involving inactive hazardous waste
        treatment and storage of commercial and industrial wastes     $ 350,000
        (as more fully-described in E&J's Form 10-Q for the quarter ended March 31, 1996).

 IV.  1989 Patent Infringement Case initiated against E&J in the
        U.S. District Court, Central District of California           $ 200,000
        (as more fully-described in E&J's Form 10-Q for the quarter ended March 31, 1996).

  V.  Comdisco Litigation.                                            $ 250,000

 VI.  Chris Trew v. Smith & Davis Manufacturing Company.              $ 170,000*

----------
* The establishment of this reserve shall not affect the reduction in the principal amount of the unsecured subordinated promissory note provided for in Exhibit C-1 of the Merger Agreement.

                                                                       EXHIBIT A

                                IRREVOCABLE PROXY

     The undersigned stockholder of Everest & Jennings International Ltd., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent provided by law, but subject to automatic termination and revocation as provided below) appoints Graham-Field Health Products, Inc., a Delaware corporation ("Graham-Field"), or any designee of Graham-Field, the attorney and proxy of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of the Company owned beneficially or of record by the undersigned, which shares are listed in Schedule I to the Stockholder Agreement referred to below, and any and all other shares or securities of the Company issued or issuable with respect thereof or otherwise acquired by stockholder on or after the date hereof, until the termination date specified in the Stockholder Agreement (the "Shares"). Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares are hereby revoked and no subsequent proxies will be given as to the matters covered hereby prior to the earlier of the date of termination of the Stockholder Agreement pursuant to Section 9.02 thereof (the "Termination Date") and the Effective Time of the Merger (such earlier date being hereinafter referred to as the "Proxy Termination Date"). This proxy is irrevocable (to the fullest extent provided by law, but subject to automatic termination and revocation as provided below), coupled with an interest, and is granted in connection with the Stockholder Agreement, dated as of September 3, 1996, among Graham-Field, Irwin Selinger and the undersigned stockholder, as the same may be amended from time to time (the "Stockholder Agreement", capitalized terms not otherwise defined herein being used herein as therein defined), and is granted in consideration of the Company entering into the Merger Agreement referred to therein.

     The attorney and proxy named above will be empowered at any time prior to the Proxy Termination Date to exercise all voting and other rights with respect to the Shares (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of stockholders of the Company held prior to the Proxy Termination Date and in connection with every solicitation of written consents in lieu of such a meeting prior to the Proxy Termination Date, or otherwise, to the extent that any of the following matters is considered and voted on at any such meeting or in connection with any such consent solicitation: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and the Stockholder Agreement and each of the other actions contemplated by the Merger Agreement and the Stockholder Agreement and any actions required in furtherance thereof; (ii) against any action, any failure to act, or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company or the undersigned stockholder under the Merger Agreement or the Stockholder Agreement (before giving effect to any materiality or similar qualifications contained therein); and (iii) against any Alternative Proposal.

     The attorney and proxy named above may only exercise this proxy to vote the Shares subject hereto in accordance with the preceding paragraph, and may not exercise this proxy in respect of any other matter. The undersigned shareholder may vote the Shares (or grant one or more proxies to vote the Shares) on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This proxy is irrevocable, but shall automatically terminate and be revoked and be of no further force and effect on and after the Proxy Termination Date.

Dated: September 3, 1996               BIL (FAR EAST HOLDINGS) LIMITED


                                       BY: /S/ RODNEY PRICE
                                           -------------------------------------
                                           Name: Rodney Price
                                           Title:  Director

                                                                         ANNEX C

                          REGISTRATION RIGHTS AGREEMENT

                          dated as of September 3, 1996

                                     between

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                       and

                         BIL (FAR EAST HOLDINGS) LIMITED

                                TABLE OF CONTENTS

     This Table of Contents is not part of the Registration Rights Agreement to which it is attached but is inserted for convenience only.

                                                                            Page
                                                                             No.
                                                                            ----
1.  Requested Registrations ...............................................   2
    (a) Registration Request ..............................................   2
    (b) Registration Statement Form .......................................   2
    (c) Registration Expenses .............................................   2
    (d) Priority in Cutback Registrations .................................   2
    (e) Preemption of Requested Registration ..............................   3
2.  Piggyback Registrations ...............................................   3
    (a) Right to Include Registrable Securities ...........................   3
    (b) Registration Expenses .............................................   4
    (c) Priority in Cutback Registrations .................................   4
3.  Registration Procedures ...............................................   5
4.  Underwritten Offerings ................................................   9
    (a) Underwritten Requested Offerings ..................................   9
    (b) Underwritten Piggyback Offerings ..................................   9
5.  Holdback Agreements ...................................................  10
    (a) By BIL ............................................................  10
    (b) By the Company ....................................................  10
6.  Indemnification .......................................................  10
    (a) Indemnification by the Company ....................................  10
    (b) Indemnification by BIL ............................................  11
    (c) Notices of Claims, etc ............................................  12
    (d) Contribution ......................................................  13
    (e) Other Indemnification .............................................  13
    (f) Indemnification Payments ..........................................  14
7.  Covenants Relating to Rule 144 ........................................  14
8.  Other Registration Rights .............................................  14
    (a) No Existing Agreements ............................................  14
    (b) Future Agreements .................................................  14
9.  Definitions ...........................................................  14
10. Termination ...........................................................  19
11. Miscellaneous .........................................................  19
    (a) Notices ...........................................................  19
    (b) Entire Agreement ..................................................  20
    (c) Amendment .........................................................  20
    (d) Waiver ............................................................  20
    (e) No Third Party Beneficiary ........................................  20
    (f) No Assignment; Binding Effect .....................................  20
    (g) Headings ..........................................................  21
    (h) Invalid Provisions ................................................  21
    (i) Remedies; Legal Expenses ..........................................  21
    (j) Governing Law .....................................................  22
    (k) Counterparts ......................................................  22

     This REGISTRATION RIGHTS AGREEMENT dated as of September 3, 1996 is made and entered into by and between Graham-Field Health Products, Inc., a Delaware corporation (the "Company"), and BIL (Far East Holdings) Limited, a Hong Kong corporation ("BIL"). Capitalized terms not otherwise defined herein have the meanings set forth in Section 9.

     WHEREAS, the Company, E&J Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Sub"), BIL and Everest & Jennings International Ltd., a Delaware corporation ("E&J"), have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), pursuant to which Sub will be merged with and into E&J and E&J will become a wholly-owned subsidiary of the Company;

     WHEREAS, at the Effective Time and in accordance with the terms of the Merger Agreement, each share of common stock, par value $.10 per share, of E&J (including shares owned by BIL, the majority stockholder of E&J) will be converted into .35 of a share of Common Stock, subject to reduction under certain circumstances, all as more fully described in the Merger Agreement;

     WHEREAS, at the Effective Time and in accordance with the terms of the Merger Agreement, BIL and BIL Securities (Offshore) Limited also, among other things, will (i) purchase shares of Common Stock from the Company, the proceeds of which will be used to repay certain indebtedness owing by E&J to Hong Kong and Shanghai Banking Corporation Limited, (ii) purchase shares of a new series of Series B Cumulative Convertible Preferred Stock of the Company in exchange for indebtedness of E&J owing to BIL and shares of convertible preferred stock of E&J owed by BIL and (iii) purchase shares of a new series of Series C Cumulative Convertible Preferred Stock of the Company (such shares, together with the shares of Series C Cumulative Convertible Preferred Stock, the "Preferred Stock") for an aggregate purchase price of $10 million, all as more fully described in the Merger Agreement;

     WHEREAS, concurrently with the execution and delivery of the Merger Agreement, the Company, BIL and Irwin Selinger have entered into a Stockholder Agreement (the "Stockholder Agreement") of even date herewith; and

     WHEREAS, as a condition to BIL's willingness to vote its shares of E&J capital stock in favor of the Merger, the Company has agreed to enter into this Registration Rights Agreement providing for the Company's registration for sale, under certain circumstances, of Registrable Securities owned by BIL;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Registration Rights Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Requested Registrations. (a) Registration Requests. At any time after the Effective Time, upon the written request of BIL requesting that the Company effect the registration under the Securities Act of all or part of BIL's Registrable Securities and specifying the number of Registrable Securities to be registered and the intended method of disposition thereof, the Company thereupon will use its best efforts to effect the registration under the Securities Act of such Registrable Securities, all to the extent requisite to permit the disposition (in accordance with the intended methods thereof) of the Registrable Securities so to be registered. Notwithstanding the foregoing, the Company may postpone taking action with respect to a Requested Registration for a reasonable period of time after receipt of the original request (not exceeding ninety (90) days) if, in the good faith opinion of the Company's Board of Directors, effecting the registration would adversely affect a material financing, acquisition, disposition of assets or stock, merger or other comparable transaction or would require the Company to make public disclosure of information the public disclosure of which would have a material adverse effect upon the Company. Subject to paragraph (d), the Company may include in such registration other securities of the same class as the Registrable Securities for sale for its own account or for the account of any other Person. Notwithstanding anything herein to the contrary, the Company shall not be required to honor a request for a Requested Registration if the Company shall have previously effected three (3) Effective Registrations pursuant to Requested Registrations.

     (b) Registration Statement Form. Requested Registrations shall be on such appropriate registration form promulgated by the Commission as shall be selected by the Company and shall permit the disposition of such Registrable Securities in accordance with the intended method or methods specified in the request for such registration.

     (c) Registration Expenses. The Company will pay all Registration Expenses incurred in connection with any Requested Registration.

     (d) Priority in Cutback Registrations. If a Requested Registration becomes a Cutback Registration, the Company will include in any such registration to the extent of the number which the Managing Underwriter advises the Company can be sold in such offering (i) first,Registrable Securities requested to be included in such registration by BIL and (ii) second, other securities of the Company proposed to be included in such registration, allocated among the Company and any holders thereof in accordance with the priorities then existing among the Company and the holders of such other securities; and any securities so excluded shall be withdrawn from and shall not be included in such Requested Registration.

     (e) Preemption of Requested Registration. Notwithstanding anything to the contrary contained herein, at any time within thirty (30) days after receiving a written request for a Requested Registration, the Company may elect to effect an underwritten primary registration in lieu of the Requested Registration if the Company's Board of Directors believes that such primary registration would be in the best interests of the Company. If the Company so elects to effect a primary registration, the Company shall give prompt written notice to BIL of its intention to effect such a registration and shall afford BIL rights contained in
Section 2 with respect to Piggyback Registrations. In the event that the Company so elects to effect a primary registration after receiving a request for a Requested Registration, the request for a Requested Registration shall be deemed to have been withdrawn and such primary registration shall not be deemed to be an Effective Registration.

     2. Piggyback Registrations. (a) Right to Include Registrable Securities. Notwithstanding any limitation contained in Section 1, if the Company at any time proposes after the Effective Time to effect a Piggyback Registration, including in accordance with Section 1(e), it will each such time give written notice (a "Notice of Piggyback Registration"), at least twenty (20) days prior to the anticipated filing date, to BIL of its intention to do so and of BIL's right under this Section 2, which Notice of Piggyback Registration shall include a description of the intended method of disposition of such securities. Upon the written request of BIL made within twenty (20) days after receipt of a Notice of Piggyback Registration (which request shall specify the Registrable Securities intended to be disposed of and the intended method of disposition thereof), the Company will use its best efforts to include in the registration statement relating to such Piggyback Registration all Registrable Securities which the Company has been so requested to register. Notwithstanding the foregoing, if, at any time after giving a Notice of Piggyback Registration and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to BIL and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith) without prejudice, however, to the right of BIL to request that such registration be effected as a Requested Registration under Section 1, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities for the same period as the delay in registering such other securities. No registration effected under this Section 2 shall relieve the Company of its obligations to effect a

Requested Registration under Section 1. Notwithstanding anything herein to the contrary, the Company shall not be required to honor a request to include Registrable Securities in a Piggyback Registration if the Company shall have previously effected three (3) Effective Registrations constituting Piggyback Registrations in which Registrable Securities were included.

     (b) Registration Expenses. The Company will pay all Registration Expenses incurred in connection with each Piggyback Registration.

     (c) Priority in Cutback Registrations. If a Piggyback Registration becomes a Cutback Registration, the Company will include in such registration to the extent of the amount of the securities which the Managing Underwriter advises the Company can be sold in such offering:

          (i) if such registration as initially proposed by the Company was solely a primary registration of its securities, (x) first,the securities proposed by the Company to be sold for its own account, (y) second, any Registrable Securities requested to be included in such registration by BIL and any Warrants and Warrant Shares requested to be included in such registration by the Warrant Holders, to be allocated pro-rata among BIL and the Warrant Holders based on their Piggyback Percentage, and (z) third, any other securities of the Company proposed to be included in such registration, allocated among the holders thereof in accordance with the priorities then existing among the Company and such holders; and

          (ii) if such registration as initially proposed by the Company was in whole or in part requested by holders of securities of the Company other than BIL pursuant to demand registration rights, (x) first, such securities held by the holders initiating such registration and, if applicable, any securities proposed by the Company to be sold for its own account, allocated in accordance with the priorities then existing among the Company and such holders, (y) second, any Registrable Securities requested to be included in such registration by BIL and any Warrants and Warrant Shares requested to be included in such registration by the Warrant Holders, to be allocated pro-rata among BIL and the Warrant Holders based on their Piggyback Percentage, and (z) third, any other securities of the Company proposed to be included in such registration, allocated among the holders thereof in accordance with the priorities then existing among the Company and the holders of such other securities;

and any securities so excluded shall be withdrawn from and shall not be included in such Piggyback Registration.

     3. Registration Procedures. If and whenever the Company is required to use its best efforts to effect the registration of any Registrable Securities owned by BIL under the Securities Act pursuant to Section 1 or Section 2, the Company will use its best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended methods of disposition thereof. Without limiting the foregoing, the Company in each such case will, as expeditiously as possible:

     (a) prepare and file with the Commission the requisite registration statement to effect such registration and use its best efforts to cause such registration statement to become effective;

     (b) prepare and file with the Commission such amendments and supplements to such registration statement and any prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration statement and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement, in accordance with the intended methods of disposition thereof, until the earlier of (i) such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and (ii) ninety (90) days after such registration statement becomes effective;

     (c) promptly notify BIL and the underwriter or underwriters, if any:

          (i) when such registration statement or any prospectus used in connection therewith, or any amendment or supplement thereto, has been filed and, with respect to such registration statement or any post-effective amendment thereto, when the same has become effective;

          (ii) of any written request by the Commission for amendments or supplements to such registration statement or prospectus;

          (iii) of the notification to the Company by the Commission of its initiation of any proceeding with respect to the issuance by the Commission of, or of the issuance by the Commission of, any stop order suspending the effectiveness of such registration statement; and

          (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction.

     (d) furnish to BIL such number of conformed copies of such registration statement and of each amendment and supplement thereto (in each case including all exhibits and documents incorporated by reference), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 promulgated under the Securities Act, and such other documents, as BIL may reasonably request to facilitate the disposition of its Registrable Securities;

     (e) use its best efforts to register or qualify all Registrable Securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as BIL shall reasonably request, to keep such registration or qualification in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary or advisable to enable BIL to consummate the disposition in such jurisdictions of its Registrable Securities, except that the Company shall not for any such purpose be required (i) to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this paragraph (e) be obligated to be so qualified, (ii) to subject itself to taxation in any such jurisdiction or (iii) to consent to general service of process in any jurisdiction;

     (f) use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable BIL thereof to consummate the disposition of such Registrable Securities;

    (g) furnish to BIL a signed counterpart, addressed to BIL (and the underwriters, if any), of

          (i) an opinion of counsel for the Company, dated the effective date of such registration statement (or, if such registration includes an underwritten Public Offering, dated the date of any closing under the underwriting agreement), reasonably satisfactory in form and substance to BIL, and

          (ii) a "comfort" letter, dated the effective date of such registration statement (and, if such registration includes an underwritten Public Offering, dated the date of any closing under the underwriting agreement), signed by the independent public accountants who have certified the Company's financial statements included in such registration statement, in each case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten Public Offerings of securities and, in the case of the accountants' letter, such other financial matters, as BIL (or the underwriters, if any) may reasonably request;

    (h) notify BIL, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which any prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and at the request of BIL promptly prepare and furnish to BIL a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

     (i) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its securityholders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months, but not more than eighteen (18) months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

     (j) make available for inspection by BIL, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by BIL or any such underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such registration statement; providedthat records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in the registration statement, (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or (iii) the information in such Records has been made generally available to the public;

     (k) provide a transfer agent and registrar for all Registrable Securities covered by such registration statement not later than the effective date of such registration statement; and

     (l) use its best efforts to cause all Registrable Securities covered by such registration statement to be listed, upon official notice of issuance, on any securities exchange on which any of the securities of the same class as the Registrable Securities are then listed.

     In the event of the issuance of any stop order suspending the effectiveness of a registration statement which includes Registrable Securities, or any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registrable Securities included in such registration statement for sale in any jurisdiction, the Company will use its reasonable best efforts to promptly obtain the withdrawal of such order.

     The Company may require BIL to, and BIL, as a condition to including Registrable Securities in such registration, shall, furnish the Company with such information and affidavits regarding BIL and the distribution of such securities as the Company may from time to time reasonably request in writing in connection with such registration.

     BIL agrees by acquisition of such Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (h), BIL will forthwith discontinue its disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until BIL's receipt of the copies of the supplemented or amended prospectus contemplated by paragraph (h) and, if so directed by the Company, will deliver to the Company (at the

Company's expense) all copies, other than permanent file copies, then in BIL's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the period referred to in paragraph (b) shall be extended by a number of days equal to the number of days during the period from and including the giving of notice pursuant to paragraph (h) and to and including the date when BIL shall receive the copies of the supplemented or amended prospectus contemplated by paragraph (h).

     4. Underwritten Offerings. (a) Underwritten Requested Offerings. In the case of any underwritten Public Offering being effected pursuant to a Requested Registration, the Managing Underwriter and any other underwriter or underwriters with respect to such offering shall be selected by the Company, provided such underwriters are of recognized national standing and are reasonably acceptable to BIL. Such underwriter or underwriters will be instructed to effect as broad a distribution of the Registrable Securities to be sold by them as is reasonably practicable and, in any event, to use their best efforts to refrain from selling any Registrable Securities to any Person who beneficially owns, or as a result of such purchase would beneficially own, more than 5% of the outstanding shares of Common Stock. The Company shall enter into an underwriting agreement in customary form with such underwriter or underwriters, which shall include, among other provisions, indemnities to the effect and to the extent provided in
Section 6. BIL shall be a party to such underwriting agreement and may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters also be made to and for its benefit and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also be conditions precedent to its obligations. BIL shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding BIL and its ownership of the securities being registered on its behalf and its intended method of distribution and any other representation required by law.

     (b) Underwritten Piggyback Offerings. If the Company at any time proposes to register any of its securities in a Piggyback Registration and such securities are to be distributed by or through one or more underwriters, the Company will, subject to the provisions of Section 2(c), arrange for such underwriters to include the Registrable Securities to be offered and sold by BIL among the securities to be distributed by such underwriters. If BIL elects to have any of its Registrable Securities included in such Piggyback Registration, BIL shall be obligated to sell its Registrable Securities in such Piggyback Registration through such underwriters on the same terms and conditions as apply to the other Company securities to be sold by such underwriters in connection with such Piggyback Registration. BIL shall be a party to the underwriting agreement between the Company and such underwriter or underwriters and may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters also be made to and for its benefit and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also be conditions precedent to its obligations. BIL shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding BIL and its ownership of the securities being registered on its behalf and its intended method of distribution and any other representation required by law.

     5. Holdback Agreements. (a) By BIL. In the case of an underwritten Public Offering, unless the Managing Underwriter otherwise agrees, BIL, by acquisition of such Registrable Securities, agrees not to effect any public sale or distribution (including a sale under Rule 144) of such securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and the ninety (90) days after the effective date of any registration statement filed by the Company in connection with a Public Offering (or for such shorter period of time as is sufficient and appropriate, in the opinion of the Managing Underwriter, in order to complete the sale and distribution of the securities included in such registration), except as part of such registration statement, whether or not BIL participates in such registration.

     (b) By the Company. Unless the Managing Underwriter otherwise agrees, the Company agrees not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and the ninety (90) days after the effective date of the registration statement filed in connection with an underwritten offering made pursuant to a Requested Registration or Piggyback Registration (or for such shorter period of time as is sufficient and appropriate, in the opinion of the Managing Underwriter, in order to complete the sale and distribution of the securities included in such registration), except as part of such underwritten registration and except pursuant to registrations on Form S-4 or Form S-8 promulgated by the Commission or any successor or similar forms thereto. The Company shall cause each holder of shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, purchased from the Company at any time after the Effective Time (other than in a registered public offering), who at the time and after giving effect to such purchase owns shares of Common Stock and securities convertible into or exchangeable for shares of Common Stock representing at least 10% of the shares of Common Stock outstanding on a fully diluted basis, to agree not to effect any public sale or distribution (including sales pursuant to Rule 144) of any such purchased securities during any period referred to in the preceding sentence (except as part of an underwritten registration, if otherwise permitted).

     6. Indemnification. (a) Indemnification by the Company. The Company shall, to the full extent permitted by law, indemnify and hold harmless BIL, its directors and officers, and each other Person, if any, who controls BIL within the meaning of the Securities Act, against any Losses, claims, damages, expenses or liabilities, joint or several (together, "Losses"), to which BIL or any such director or officer or controlling Person may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement filed in connection with a Requested Registration or a Piggyback Registration in which Registrable Securities of BIL are included, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, and the Company will reimburse BIL and each such director, officer and controlling Person for all reasonable legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Loss (or action or proceeding in respect thereof); provided that the Company shall not be liable in any such case to the extent that any such Loss (or action or proceeding in respect thereof) arises out of or is based upon (x) an untrue statement or alleged untrue statement or omission or alleged omission made in any such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of BIL specifically for use in the preparation thereof or (y) BIL's failure to send or give a copy of the final prospectus to the Persons asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of BIL or any such director, officer or controlling Person, and shall survive the transfer of such securities by BIL. In connection with an underwritten Requested Registration or Piggyback Registration, the Company will indemnify such underwriters, their officers and directors and each other Person, if any, who controls such underwriters within the meaning of the Securities Act, to the same extent as provided above with respect to the indemnification of BIL.

     (b) Indemnification by BIL. BIL, as a condition to including Registrable Securities in any registration statement filed in connection with a Requested Registration or a Piggyback Registration in which Registrable Securities of BIL are included, shall, to the full extent permitted by law, indemnify and hold harmless the Company, its directors and officers, and each other Person, if any, who controls the Company within the meaning of the Securities Act, against any Losses to which the Company or any such director or officer or controlling Person may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of BIL specifically for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling Person and shall survive the transfer of such securities by BIL.

     (c) Notices of Claims, etc. Promptly after receipt by an Indemnified Party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraph (a) or (b) of this Section 6, such Indemnified Party will, if a claim in respect thereof is to be made against an Indemnifying Party pursuant to such paragraphs, give written notice to the latter of the commencement of such action, provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under the preceding paragraphs of this
Section 6, except to the extent that the Indemnifying Party is actually prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Indemnifying Party shall be entitled to participate in and to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof; provided that the Indemnified Party may participate in such defense at the Indemnified Party's expense. If the Indemnifying Party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel for the Indemnified Parties with respect to such claim, unless the Indemnified Parties shall have been advised by counsel that representation of any such Indemnified Parties by the same counsel would be inappropriate under applicable standards of professional conduct due to actual or potential differing interests between them, in which case such Indemnified Parties shall have the right to select separate counsel the fees and expenses of which shall be paid by the Indemnifying Party. No Indemnifying Party shall consent to entry of any judgment or enter into any settlement without the consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed. No Indemnifying Party shall be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed. The indemnification provided for under this Registration Rights Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling Person of such Indemnified Party and will survive the transfer of securities.

     (d) Contribution. If the indemnity and reimbursement obligation provided for in any paragraph of this Section 6 is unavailable or insufficient to hold harmless an Indemnified Party in respect of any Losses (or actions or proceedings in respect thereof) referred to therein, then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other hand in connection with statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations, including the relative benefits received in connection with the transaction. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. The amount paid by an Indemnified Party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any Loss which is the subject of this paragraph.

     No Indemnified Party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from the Indemnifying Party if the Indemnifying Party was not guilty of such fraudulent misrepresentation.

     (e) Other Indemnification. Indemnification similar to that specified in the preceding paragraphs of this Section 6 (with appropriate modifications) shall be given by the Company and BIL with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act. The provisions of this
Section 6 shall be in addition to any other rights to indemnification or contribution which an Indemnified Party may have pursuant to law, equity, contract or otherwise.

     (f) Indemnification Payments. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Losses are incurred.

     7. Covenants Relating to Rule 144. The Company will file reports in compliance with the Exchange Act, will comply with all rules and regulations of the Commission applicable in connection with the use of Rule 144 and will take such other actions and furnish BIL with such other information as BIL may request in order to avail itself of such rule or any other rule or regulation of the Commission allowing BIL to sell any Registrable Securities without registration.

     8. Other Registration Rights. (a) No Existing Agreements. The Company represents and warrants to BIL that there is not in effect on the date hereof any agreement by the Company (other than this Registration Rights Agreement) pursuant to which any holders of securities of the Company have a right to cause the Company to register or qualify such securities under the Securities Act or any securities or blue sky laws of any jurisdiction that would conflict or be inconsistent with any provision of this Registration Rights Agreement.

     (b) Future Agreements. The Company shall not hereafter agree with the holders of any securities issued or to be issued by the Company to register or qualify such securities under the Securities Act or any securities or blue sky laws of any jurisdiction that would conflict or be inconsistent with any provision of this Registration Rights Agreement.

     9. Definitions. (a) Except as otherwise specifically indicated, the following terms will have the following meanings for all purposes of this Registration Rights Agreement:

     "Business Day" means a day other than Saturday, Sunday or any other day on which banks located in the State of New York are authorized or obligated to close.

     "Commission" means the United States Securities and Exchange Commission, or any successor governmental agency or authority.

     "Common Stock" means shares of Common Stock, par value $.025 per share, of the Company, as constituted on the date hereof, and any stock into which such Common Stock shall have been changed or any stock resulting from any reclassification of such Common Stock.

     "Company" has the meaning ascribed to it in the preamble.

     "Cutback Registration" means any Requested Registration or Piggyback Registration to be effected as an underwritten Public Offering in which the Managing Underwriter with respect thereto advises the Company in writing that, in its opinion, the number of securities requested to be included in such registration (including securities of the Company which are not Registrable Securities) exceed the number which can be sold in such offering without a material reduction in the selling price anticipated to be received for the securities to be sold in such Public Offering.

     "DGCL" means the General Corporation Law of the State of Delaware.

     "Effective Registration" means, subject to the last sentence of Section 1(e), a Requested Registration or a Piggyback Registration which includes Registrable Securities, as the case may be, which (a) has been declared or ordered effective in accordance with the rules of the Commission and (b) has been kept effective for the period of time contemplated by Section 3(b). Notwithstanding the foregoing, a Requested Registration that does not become effective after it has been filed with the Commission solely by reason of BIL's refusal to proceed shall be deemed to be an Effective Registration for purposes of this Registration Rights Agreement.

     "Effective Time" means the time at which the Merger becomes effective under the DGCL.

     "E&J" has the meaning ascribed to it in the preamble.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Indemnified Party" means a party entitled to indemnity in accordance with
Section 6.

     "Indemnifying Party" means a party obligated to provide indemnity in accordance with Section 6.

     "Inspectors" has the meaning ascribed to it in Section 3(i).

     "Losses" has the meaning ascribed to it in Section 6(a).

     "Managing Underwriter" means, with respect to any Public Offering, the underwriter or underwriters managing such Public Offering.

     "Merger Agreement" has the meaning ascribed to it in the preamble.

     "NASD" means the National Association of Securities Dealers.

     "Notice of Piggyback Registration" has the meaning ascribed to it in
Section 2(a).

     "Person" means any natural person, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union or association.

     "Piggyback Percentage" means (a) in the case of BIL, the quotient obtained by dividing (i) the number of Registrable Securities requested to be included in a Piggyback Registration by BIL by (ii) the sum of (x) the number of Registrable Securities requested to be included in a Piggyback Registration by BIL, (y) the number of Warrant Shares requested to be included in a Piggyback Registration by the Warrant Holders and (z) the number of shares of Common Stock for which the Warrants requested to be included in a Piggyback Registration by the Warrant Holders are exercisable; and (b) in the case of a Warrant Holder, the quotient obtained by dividing (i) the sum of
(x) the number of Warrant Shares requested to be included in a Piggyback Registration by such Warrant Holder and (y) the number of shares of Common Stock for which the Warrants requested to be included in a Piggyback Registration by such Warrant Holder are exercisable by (ii) the sum of (x) the number of Registrable Securities requested to be included in a Piggyback Registration by BIL, (y) the number of Warrant Shares requested to be included in a Piggyback Registration by the Warrant Holders and (z) the number of shares of Common Stock for which the Warrants requested to be included in a Piggyback Registration by the Warrant Holders are exercisable.

     "Piggyback Registration" means any registration of securities of the Company of the same class as the Registrable Securities under the Securities Act (other than a registration in respect of a dividend reinvestment or similar plan for stockholders of the Company or on Form S-4 or Form S-8 promulgated by the Commission, or any successor or similar forms thereto), whether for sale for the account of the Company or for the account of any holder of securities of the Company (other than Registrable Securities), including a registration by the Company under the circumstances described in Section 1(e).

     "Preferred Stock" has the meaning ascribed to it in the preamble.

     "Public Offering" means any offering of Common Stock to the public, either on behalf of the Company or any of its securityholders, pursuant to an effective registration statement under the Securities Act.

     "Records" has the meaning ascribed to it in Section 3(i).

     "Registrable Securities" means (i) the Shares and (ii) any additional shares of Common Stock issued or distributed by way of a dividend, stock split or other distribution in respect of the Shares, or acquired by way of any rights offering or similar offering made in respect of the Shares. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) they shall have been distributed to the public pursuant to Rule 144 or all Registrable Securities then owned by the Restricted Group can be sold in any three-month period pursuant to Rule 144, (iii) they are transferred to or become owned by a Person who is not a member of the Restricted Group or (iv) they shall have ceased to be outstanding. Shares of Common Stock available upon conversion of securities of the Company convertible into or exchangeable for shares of Common Stock or upon the exercise of rights or options of the Company to purchase shares of Common Stock shall not constitute "Registrable Securities" for purposes of this Registration Rights Agreement, and shall not be eligible for inclusion in a Requested Registration or a Piggyback Registration, until such shares are actually obtained following the conversion or exchange of such securities or the exercise of such rights or options.

     "Registration Expenses" means all expenses incident to the Company's performance of or compliance with its obligations under this Registration Rights Agreement to effect the registration of Registrable Securities in a Requested Registration or a Piggyback Registration, including, without limitation, all registration, filing, securities exchange listing and NASD fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and for BIL and of the Company's independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, any fees and disbursements of underwriters customarily paid by issuers of securities; but excluding underwriting discounts and commissions and transfer taxes, if any, in respect of Registrable Securities and the fees and disbursements of any legal counsel retained by BIL, which shall be payable by BIL.

     "Registration Rights Agreement" means this Registration Rights Agreement, as the same shall be amended from time to time.

     "Requested Registration" means any registration of Registrable Securities under the Securities Act effected in accordance with Section 1.

     "Restricted Group" has the meaning ascribed to it in the Stockholder Agreement.

     "Rule 144" means Rule 144 promulgated by the Commission under the Securities Act, and any successor provision thereto.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Shares" means, collectively, (i) the shares of Common Stock received by BIL or any other member of the Restricted Group pursuant to the Merger Agreement, (ii) any shares of Common Stock obtained by BIL or any other member of the Restricted Group upon conversion of the shares of Preferred Stock received by BIL or any other member of the Restricted Group pursuant to the Merger Agreement or as a dividend in respect of such shares of Preferred Stock and (iii) any shares of Common Stock purchased by BIL or any other member of the Restricted Group in accordance with Section 4.01 or 4.02 of the Stockholder Agreement.

     "Stockholder Agreement" has the meaning ascribed to it in the preamble.

     "Sub" has the meaning ascribed to it in the preamble.

     "Warrant Holders" means the holders of the Warrants (the "Warrants") issued pursuant to the Warrant Agreement, dated as of March 12, 1992, as amended, by and between the Company and John Hancock Mutual Life Insurance Company.

     "Warrant Shares" means the shares of Common Stock issuable to the Warrant Holders pursuant to the Warrants.

     (b) Unless the context of this Registration Rights Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Registration Rights Agreement; and (iv) the term "Section" refers to the specified Section of this Registration Rights Agreement. Whenever this Registration Rights Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

     10. Termination. This Registration Rights Agreement shall automatically terminate, and shall cease to be of any further force or effect, upon the termination of the Merger Agreement in accordance with its terms.

     11. Miscellaneous. (a) Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers: If to BIL, to:

        BIL (Far East Holdings) Limited
        c/o Brierley Investments Limited
        10 Eastcheap, 3rd Floor
        London EC 3M 1AJ
        United Kingdom
        Facsimile No.: 011-44-171-369-9112
        Attn: Rodney F. Price, Chairman

        with a copy to:

        Bryan Cave LLP
        One Metropolitan Square
        211 North Broadway
        Suite 3600
        St. Louis, Missouri 63102
        Facsimile No.: (314) 259-2265
        Attn: John P. Denneen, Esq.

        and to:

        Brierley Investments Limited
        22-24 Victoria Street
        Level 6, Colonial Building
        Wellington, New Zealand
        Facsimile No.: 011-644-473-1631
        Attn: Mark Horton, Corporate Secretary

        If to the Company, to:

        Graham-Field Health Products, Inc.
        400 Rabro Drive East
        Hauppauge, New York 11788
        Facsimile No.: (516) 582-5608
        Attn: Richard S. Kolodny, Esq.

        with a copy to:

        Milbank, Tweed, Hadley & McCloy
        1 Chase Manhattan Plaza
        New York, New York 10005
        Facsimile No.: (212) 530-5219
        Attn: Robert S. Reder, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and
(iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     (b) Entire Agreement. This Registration Rights Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

     (c) Amendment. This Registration Rights Agreement may be amended, supplemented or modified only by a written instrument (which may be executed in any number of counterparts) duly executed by or on behalf of each of the Company and BIL.

     (d) Waiver. Any term or condition of this Registration Rights Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Registration Rights Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same term or condition of this Registration Rights Agreement on any future occasion.

     (e) No Third Party Beneficiary. The terms and provisions of this Registration Rights Agreement are intended solely for the benefit of each party hereto and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Section 6.

     (f) No Assignment; Binding Effect. Neither this Registration Rights Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void; provided that BIL may assign its rights hereunder with respect to any Registrable Securities transferred (i) to another member of the Restricted Group and (ii) to any Person who purchases Registrable Securities from any member of the Restricted Group who, pursuant to the requirements of
Section 3.01(a) of the Stockholder Agreement, concurrently with such purchase delivers an instrument to the Company agreeing to be bound by the provisions of Sections 3.01, 4.01 and 4.03 of the Stockholder Agreement. Notwithstanding any such assignment and the preceding sentence, all rights of BIL under this Registration Rights Agreement shall be exercised only by BIL and the Company shall not be required to send notices to or take directions from any other member of the Restricted Group or any such other assignee. In the event of any such assignment, references herein to "BIL" shall mean BIL and any such assignees. Subject to the foregoing, this Registration Rights Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

     (g) Headings. The headings used in this Registration Rights Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

     (h) Invalid Provisions. If any provision of this Registration Rights Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Registration Rights Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Registration Rights Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (iii) the remaining provisions of this Registration Rights Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

     (i) Remedies; Legal Expenses. Except as otherwise expressly provided for herein, no remedy conferred by any of the specific provisions of this Registration Rights Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The election of any one or more remedies by any party hereto shall not constitute a waiver by any such party of the right to pursue any other available remedies.

     Damages in the event of breach of this Registration Rights Agreement by a party hereto would be difficult, if not impossible, to ascertain, and it is therefore agreed that each such party, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof and the Company and BIL each hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such party from pursuing any other rights and remedies at law or in equity which such party may have.

     The parties hereto agree that, in the event that any party to this Registration Rights Agreement shall bring any legal action or proceeding to enforce or to seek damages or other relief arising from an alleged breach of any term or provision of this Registration Rights Agreement by the other party, the prevailing party in any such action or proceeding shall be entitled to an award of, and the other party to such action or proceeding shall pay, the reasonable fees and expenses of legal counsel to the prevailing party.

     (j) Governing Law. This Registration Rights Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

     (k) Counterparts. This Registration Rights Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     IN WITNESS WHEREOF, this Registration Rights Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                       BIL (FAR EAST HOLDINGS) LIMITED

                                       By: /s/ RODNEY PRICE
                                           -------------------------------------
                                           Name: Rodney Price
                                           Title: Director


                                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                       By: /s/ IRWIN SELINGER
                                           -------------------------------------
                                           Name: Irwin Selinger
                                           Title: Chairman and Chief Executive
                                                  Officer

                                                                         ANNEX D

                           CERTIFICATE OF DESIGNATIONS

                                       of

                 SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK

                                       of

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

--------------------------------------------------------------------------------

                         Pursuant to Section 151 of the
                General Corporation Law of the State of Delaware

--------------------------------------------------------------------------------

     GRAHAM-FIELD HEALTH PRODUCTS, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), HEREBY CERTIFIES that pursuant to the authority conferred upon the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the following resolution creating a series of its Preferred Stock, par value $.01 per share, designated as Series B Cumulative Convertible Preferred Stock has been duly adopted by the Board of Directors of the Corporation:

     RESOLVED, that a series of the class of authorized Preferred Stock, par value $.01 per share, of the Corporation (the "Preferred Stock") be hereby created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions of such series, are as follows:

SECTION 1. Designation and Amount.

     The shares of such series shall be designated as the "Series B Cumulative Convertible Preferred Stock" (the "Series B Preferred Stock") and the number of shares initially constituting such series shall be , which number may be decreased (but not increased) by the Board of Directors of the Corporation (the "Board of Directors") without a vote of stockholders; provided, however, that such number may not be decreased below the number of then currently outstanding shares of Series B Preferred Stock. The stated value per share (the "Stated Value") of the Series B Preferred Stock shall be $10,000.

SECTION 2. Definitions.

     Capitalized terms used herein shall have the meanings set forth in this
Section 2:

     "Average Market Price per share of Common Stock", with respect to any Measuring Period, shall be the average of the Closing Prices per share of Common Stock for such Measuring Period; provided, that the Average Market Price per share of Common Stock shall in no event exceed the Maximum Conversion Price.

     "Board of Directors" has the meaning ascribed to such term in Section 1.

     "Business Day" means any day other than Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     "Certificate of Incorporation" means the Certificate of Incorporation of the Corporation, as it may be amended or restated from time to time.

     "Closing Price per share of Common Stock" on any date shall be the last sale price, regular way, or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, of the Common Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange, Inc. (the "NYSE") or, if the Common Stock is not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price on such date or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market on such date, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the closing bid and asked prices on such date as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors. If the Common Stock is not publicly held or so listed or publicly traded, "Closing Price per share of Common Stock" shall mean the Fair Market Value per share as determined in good faith by the Board of Directors.

     "Common Stock" means the common stock, par value $.025 per share, of the Corporation.

     "Conversion Price" shall be either (i) the Average Market Price per share of Common Stock in the event of a Corporation Optional Conversion, (ii) the Optional Conversion Price in the event of a Stockholder Optional Conversion, or
(iii) the Minimum Conversion Price in the event of a Mandatory Conversion, as the case may be.

     "Corporation Optional Conversion" has the meaning ascribed to such term in
Section 7.

     "Current Market Price per share of Common Stock" on any date shall be the average of the Closing Prices per share of Common Stock for the twenty (20) consecutive Trading Days commencing thirty (30) Trading Days immediately prior to such date.

     "DGCL" means the General Corporation Law of the State of Delaware.

     "Dividend Rate" means an annual rate of $150.00 per share of Series B Preferred Stock.

     "Employee Benefit Plans" means any employee benefit plan or arrangement of the Corporation or any of its Subsidiaries approved by the Board of Directors or its Executive Committee.

     "Fair Market Value" means an amount determined in good faith by the Board of Directors and certified in a resolution sent to all holders of shares of Series B Preferred Stock.

     "Issue Date" means the date on which the merger of Sub with and into E&J becomes effective pursuant to the Merger Agreement.

     "Junior Stock" means the Common Stock, the Series A Preferred Stock and any other stock of the Corporation ranking junior to the Series B Preferred Stock with respect to the payment of dividends and the distribution of assets, whether upon liquidation or otherwise.

     "Liquidation Preference" has the meaning ascribed to such term in Section 6(a).

     "Mandatory Conversion" has the meaning ascribed to such term in Section 7.

     "Maximum Conversion Price" shall be $20.00 on the Issue Date, as adjusted from time to time pursuant to Section 7.

     "Measuring Period" means any period of ten (10) consecutive Trading Days ending on any day on or prior to the fifth anniversary of the Issue Date.

     "Minimum Conversion Price" shall be $15.50 on the Issue Date, as adjusted from time to time pursuant to Section 7.

     "Merger Agreement" means the Agreement and Plan of Merger dated as of September 3, 1996 by and among the Corporation, E&J Acquisition Corp., a Delaware corporation wholly-owned by the Corporation ("Sub"), BIL (Far East Holdings) Limited, a Hong Kong corporation, and Everest & Jennings International Ltd., a Delaware corporation ("E&J").

     "Optional Conversion Price" means either (i) the Maximum Conversion Price or (ii) at any time at which dividends payable on shares of Series B Preferred Stock pursuant to paragraph (a) of Section 3 shall have been in arrears and not paid in full (in cash or by delivery of shares of Common Stock as permitted by such paragraph) on two (2) previous Quarterly Dividend Payment Dates, until all accrued and unpaid dividends payable pursuant to paragraph (a) of Section 3 shall have been paid in full, the Minimum Conversion Price.

     "Parity Stock" means any stock of the Corporation ranking on a parity with the Series B Preferred Stock either with respect to the payment of dividends or the distribution of assets, whether upon liquidation or otherwise, including, without limitation, the Series C Preferred Stock.

     "Person" means any person or entity of any nature whatsoever, specifically including an individual, a firm, a company, a corporation, a partnership, a trust or other entity.

     "Preferred Stock" means the preferred stock, par value $.01 per share, of the Corporation.

     "Quarterly Dividend Payment Date" has the meaning ascribed to such term in paragraph (a) of Section 3.

     "Quarterly Dividend Period" has the meaning ascribed to such term in paragraph (a) of Section 3.

     "Rights" means any rights to purchase Junior Stock issued pursuant to any Rights Agreement.

     "Rights Agreement" means the Rights Agreement dated as of September 3, 1996 between the Corporation and American Stock Transfer & Trust Company, as Rights Agent, as it may be amended from time to time (the "Current Rights Agreement"), and any similar rights agreement that may hereafter be adopted by the Corporation.

     "Series A Preferred Stock" means the Preferred Stock designated as the Series A Participating Preferred Stock.

     "Series B Preferred Stock" has the meaning ascribed to such term in Section 1.

     "Series C Preferred Stock" means the Preferred Stock designated as the Series C Cumulative Convertible Preferred Stock.

     "Stated Value" has the meaning ascribed to such term in Section 1.

     "Stockholder Optional Conversion" has the meaning ascribed to such term in
Section 7.

     "Subsidiary" of any Person means any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

     "Trading Day" means a day on which the NYSE or any other national securities exchange on which the Common Stock is then listed is open for the transaction of business or, if the Common Stock is not listed or admitted to trading on any national securities exchange, any Business Day.

     "Trigger Price" has the meaning ascribed to such term in subparagraph (ii) of paragraph (b) of Section 7.

SECTION 3. Dividends and Distributions.

     (a) The holders of shares of Series B Preferred Stock, in preference to the holders of shares of Common Stock, Series A Preferred Stock and any other capital stock of the Corporation ranking junior to the Series B Preferred Stock as to payment of dividends, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Corporation legally available for the payment of dividends, cumulative dividends payable in cash at the annual Dividend Rate per share, except that the Corporation may at its option pay any such dividend in whole or in part in fully paid and nonassessable full shares of Common Stock, valued at the average Closing Price per share of Common Stock for the thirty (30) consecutive Trading Days ending on the Trading Day immediately preceding the relevant Quarterly Dividend Payment Date. Dividends shall be payable on the last day of March, June, September and December (or if any of such days is not a Business Day, the Business Day next preceding such day) in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), in respect of the quarterly period ending on such day (each such calendar quarter being referred to herein as a "Quarterly Dividend Period") to the holders of record of the shares of Series B Preferred Stock outstanding on such Quarterly Dividend Payment Date, so long as shares of Series B Preferred Stock are outstanding; provided that the first Quarterly Dividend Payment Date shall be the last day of the first full Quarterly Dividend Period following the Issue Date in respect of the period from the Issue Date through such day.

     (b) Dividends payable pursuant to paragraph (a) of this Section 3 shall begin to accrue and be cumulative from the Issue Date. The amount of dividends payable per share of Series B Preferred Stock on any Quarterly Dividend Payment Date shall be computed by dividing the Dividend Rate by four (4); provided that with respect to the first Quarterly Dividend Payment Date, the amount of dividends payable per share of Series B Preferred Stock shall be computed by dividing the Dividend Rate by two (2) and multiplying the result by a fraction, the numerator of which is the number of days from the Issue Date to the last day of the applicable Quarterly Dividend Period and the denominator of which is one hundred eighty (180). The amount of dividends payable for any period shorter or longer than a full Quarterly Dividend Period, including the first Quarterly Dividend Period, shall be determined on the basis of twelve 30-day months and a 360-day year. Dividends paid on the shares of Series B Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all shares of Series B Preferred Stock at the time outstanding.

     (c) In case the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of the Corporation or any of its Subsidiaries by way of dividend or spinoff) on the Junior Stock, other than (i) dividends payable on the Common Stock in cash in an aggregate amount in any fiscal year of the Corporation which, when declared, do not, together with all other cash dividends previously paid on the Common Stock in such fiscal year, exceed 100% of the total dividends payable in cash on the Series B Preferred Stock and any outstanding shares of Parity Stock during such fiscal year at the applicable dividend rate; or (ii) any dividend or distribution of shares of Junior Stock, then, and in each such case, the holders of shares of Series B Preferred Stock shall be entitled to receive from the Corporation, with respect to each share of Series B Preferred Stock held, the same dividend or distribution received by a holder of the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible on the record date for such dividend or distribution. Any such dividend or distribution shall be declared, ordered, paid or made on the Series B Preferred Stock at the same time such dividend or distribution is declared, ordered, paid or made on the Common Stock.

     (d) The holders of shares of Series B Preferred Stock shall not be entitled to receive any dividends or other distributions except as provided in this
Section 3.

     (e) Unless all dividends on the outstanding shares of Series B Preferred Stock that shall have accrued and be payable as of any date shall have been paid in full, or declared and additional shares of Common Stock or funds, as appropriate, set apart for payment thereof, no dividend or other distribution shall be paid to holders of Junior Stock (other than dividends or distributions payable in shares of Junior Stock) and no shares of Junior Stock shall be purchased or redeemed by the Corporation.

SECTION 4. Voting Rights.

     In addition to any voting rights provided elsewhere herein and in the Certificate of Incorporation, and any voting rights provided by law, the holders of shares of Series B Preferred Stock shall have the following voting rights:

          (a) Each share of Series B Preferred Stock shall be entitled to a number of votes equal to the result obtained (calculated to the nearest 1/10,000th of a vote) by dividing the Stated Value by the greater of (i) the average Closing Price per share of Common Stock for the thirty (30) consecutive Trading Days ending on the Trading Day immediately preceding the applicable record date for the taking of stockholder action or (ii) the Minimum Conversion Price. Except as otherwise provided by the Certificate of Incorporation, or by law, the shares of Series B Preferred Stock, the shares of Series C Preferred Stock and the shares of Common Stock (and any other shares of capital stock of the Corporation at the time entitled thereto) shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

          (b) Except as provided in this Section 4 or in the Certificate of Incorporation, or as required by law, the holders of shares of Series B Preferred Stock shall have no special voting rights and their consent shall not be required for the taking of any corporate action.

SECTION 5. Reacquired Shares.

     Any shares of Series B Preferred Stock converted, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and, if necessary to provide for the lawful purchase of such shares, the capital represented by such shares shall be reduced in accordance with the DGCL. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of another series of Preferred Stock.

SECTION 6. Liquidation, Dissolution or Winding Up.

     (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of shares of Series B Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to its stockholders, an amount equal to the Stated Value plus all accrued and unpaid dividends thereon to the date of such payment ("Liquidation Preference"), and no distribution shall be made (i) to the holders of shares of Common Stock, Series A Preferred Stock or any other capital stock of the Corporation ranking junior to the Series B Preferred Stock upon liquidation, dissolution or winding up, unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received an amount equal to the Liquidation Preference per share, or (ii) to the holders of shares of any capital stock of the Corporation (including the Series C Preferred Stock) ranking on a parity with the Series B Preferred Stock upon liquidation, dissolution or winding up, except distributions made ratably on the Series B Preferred Stock and all such other capital stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up of the Corporation.

     (b) In the event that the assets of the Corporation available for distribution to the holders of the Series B Preferred Stock upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to paragraph (a) of this Section 6, such assets of the Corporation which are so available shall be allocated pro rata on a share-by-share basis among all shares of Series B Preferred Stock at the time outstanding.

     (c) Neither the consolidation, merger or other business combination of the Corporation with or into any other Person or Persons nor the sale, lease, exchange or conveyance of all or any part of the property, assets or business of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 6.

SECTION 7. Conversion.

     Any outstanding share of Series B Preferred Stock may, at the option of the holder thereof by delivery of the notice referred to in paragraph (e) of this
Section 7 not later than the close of business on the fifth anniversary of the Issue Date, be converted at the Optional Conversion Price into shares of Common Stock, on the terms and conditions set forth in this Section 7 (a "Stockholder Optional Conversion"). In the event the Average Market Price per share of Common Stock for any Measuring Period equals or exceeds the Minimum Conversion Price, without any further action on the part of the holder thereof (a "Corporation Optional Conversion"), all, but not less than all, outstanding shares of Series B Preferred Stock may, at the option of the Corporation by delivery of the notice referred to in paragraph (d) of this Section 7 not later than the close of business on the fifth anniversary of the Issue Date, be converted at the Average Market Price per share of Common Stock for the applicable Measuring Period into shares of Common Stock, on the terms and conditions set forth in this Section 7. All outstanding shares of Series B Preferred Stock (other than shares as to which a notice of conversion pursuant to a Stockholder Optional Conversion or a Corporation Optional Conversion has been previously delivered) shall automatically be deemed to have been converted at the Minimum Conversion Price into shares of Common Stock, on the terms and conditions set forth in this
Section 7, without any further action on the part of the holder thereof or the Corporation, on the day immediately following the fifth anniversary of the Issue Date (a "Mandatory Conversion").

     (a) Each share of Series B Preferred Stock converted in accordance with this Section 7 shall be converted in the manner hereinafter set forth into a number of fully-paid and nonassessable shares of Common Stock equal to the result obtained (calculated to the nearest 1/10,000th of a share) by dividing the Stated Value by the Conversion Price.

     (b) Each of the Minimum Conversion Price and the Maximum Conversion Price shall be adjusted from time to time as follows:

          (i) In case the Corporation shall at any time after the Issue Date declare a dividend, or make a distribution, on the outstanding shares of Common Stock in shares of Common Stock or subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares of Common Stock or combine or reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock, then, and in each such case,

               (A) each of the Minimum Conversion Price and the Maximum Conversion Price as in effect immediately prior to such event shall be adjusted by multiplying each such Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event; and

               (B) an adjustment made pursuant to this subparagraph (i) shall become effective (I) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (II) in the case of any such subdivision, reclassification or combination, at the close of business on the day upon which such corporate action becomes effective.

          (ii) In case the Corporation shall issue shares of Common Stock (or rights, options or warrants to purchase or other securities convertible into or exchangeable for shares of Common Stock) at any time after the Issue Date without consideration or at a price per share less than the Current Market Price per share of Common Stock on the date of issuance of such shares (or the date of issuance of such rights, options, warrants or other convertible or exchangeable securities) (such Current Market Price shall hereinafter be referred to as the "Trigger Price"), other than (w) in a transaction to which subparagraph (ii) of paragraph (c) of Section 3 or subparagraph (i) of this paragraph (b) is applicable, (x) issuances of shares of Common Stock pursuant to rights or options granted under any Employee Benefit Plan, (y) upon conversion of or as a dividend on shares of Series B Preferred Stock or Series C Preferred Stock or (z) pursuant to the Rights, then, and in each such case

               (A) each of the Minimum Conversion Price and the Maximum Conversion Price as in effect immediately prior to such issuance shall be adjusted by multiplying each such Conversion Price by a fraction,
          (I) the numerator of which is the sum of (1) the number of shares of Common Stock outstanding immediately prior to such event and (2) the number of shares of Common Stock which the aggregate consideration, if any, receivable by the Corporation for the total number of shares of Common Stock so issued (or issuable upon the exercise or conversion of any such rights, options, warrants or other convertible or exchangeable securities) would purchase at the Trigger Price, and (II) the denominator of which is the sum of (1) the number of shares of Common Stock outstanding immediately prior to such event and (2) the number of additional shares of Common Stock issued (or issuable upon the exercise or conversion of any such rights, options, warrants or other convertible or exchangeable securities); and

               (B) such adjustment shall become effective immediately after the date of such issuance.

          For purposes of this subparagraph (ii), the aggregate consideration receivable by the Corporation in connection with the issuance of shares of Common Stock or of rights, options or warrants to purchase or other securities convertible into or exchangeable for shares of Common Stock shall be deemed to be equal to the sum of the net offering price (without giving effect to deductions for underwriting discounts or commissions and expenses payable to third parties, if any) of all such securities plus the aggregate amount, if any, payable upon exercise of any such rights, options or warrants or conversion or exchange of any such convertible or exchangeable securities into or for shares of Common Stock.

          (iii) In case the Corporation shall be a party to any transaction (including, without limitation, a merger, consolidation, sale of all or substantially all of the Corporation's assets or recapitalization of the Common Stock and excluding any transaction to which subparagraph (i) or
     (ii) of this paragraph (b) or subparagraph (ii) of paragraph (c) of Section 3 applies) in which the previously outstanding Common Stock shall be changed into or, pursuant to the operation of law or the terms of the transaction to which the Corporation is a party, exchanged for different securities of the Corporation or common stock or other securities of another corporation or interests in a noncorporate entity or other property (including cash) or any combination of any of the foregoing, then, as a condition of the consummation of such transaction, lawful and adequate provision shall be made so that each holder of shares of Series B Preferred Stock shall be entitled, upon conversion, to an amount per share equal to (A) the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged times (B) the number of shares of Common Stock into which a share of Series B Preferred Stock is convertible immediately prior to the consummation of such transaction.

     (c) In case the Corporation shall be a party to a transaction described in subparagraph (iii) of paragraph (b) above, effective provision shall be made (in form and substance reasonably satisfactory to the holders of a majority of the then outstanding shares of Series B Preferred Stock), in the articles or certificate of incorporation of the resulting or surviving corporation or other corporation issuing or delivering such shares, other securities or property or otherwise, so that the provisions set forth herein for the protection of the conversion rights of the Series B Preferred Stock shall thereafter be applicable, as nearly as reasonably may be, to any such other shares of stock and other securities and property deliverable upon conversion of the Series B Preferred Stock remaining outstanding or other convertible stock or securities received by the holders in place thereof; and any such resulting or surviving corporation or other corporation issuing or delivering such shares, other securities or property shall expressly assume the obligation to deliver, upon the exercise of the conversion privilege, such shares, securities or property as the holders of the Series B Preferred Stock remaining outstanding, or other convertible stock or securities received by the holders in place thereof, shall be entitled to receive, pursuant to the provisions hereof, and to make provision for the protection of the conversion right as above provided. In case shares, securities or property other than Common Stock shall be issuable or deliverable upon conversion as aforesaid, then all references to Common Stock in paragraph
(b) of this Section 7 shall be deemed to apply, so far as provided and as nearly as is reasonable, to any such shares, other securities or property.

     (d) In order for the Corporation to convert shares of Series B Preferred Stock into shares of Common Stock pursuant to a Corporation Optional Conversion, the Corporation shall give written notice thereof not later than the tenth Business Day following the last day of the Measuring Period to each holder of shares of Series B Preferred Stock, at such holder's address as it appears on the transfer books of the Corporation. Not later than the third Business Day following the day on which the Series B Preferred Stock shall have automatically been converted into shares of Common Stock pursuant to a Mandatory Conversion, the Corporation shall give written notice thereof to each holder of shares of Series B Preferred Stock so converted, at such holder's address as it appears on the transfer books of the Corporation. Failure to give such notice shall in no way effect the automatic conversion of each outstanding share of Series B Preferred Stock pursuant to a Mandatory Conversion.

     (e) Any holder of any shares of Series B Preferred Stock may (x) exercise such holder's right to convert such shares into shares of Common Stock pursuant to a Stockholder Optional Conversion or (y) exchange such holder's certificates representing Series B Preferred Stock for certificates representing the shares of Common Stock into which such shares of Series B Preferred Stock have been converted pursuant to either a Mandatory Conversion or a Corporation Optional Conversion, by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, the certificate or certificates representing the shares of Series B Preferred Stock to be converted or automatically converted, as the case may be, accompanied by a written notice stating, in the case of a Stockholder Optional Conversion, that such holder elects to convert all or a specified whole number of such shares in accordance with the provisions of this Section 7 and, in either case, specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in such name or names. Other than such taxes, the Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series B Preferred Stock pursuant hereto. As promptly as practicable after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered (i) certificates representing the number of validly issued, fully paid and nonassessable full shares of Common Stock to which the holder of shares of Series B Preferred Stock so converted shall be entitled and
(ii) in the case of a Stockholder Optional Conversion, if less than the full number of shares of Series B Preferred Stock evidenced by the surrendered certificate or certificates are being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares converted.

     (f) Any Stockholder Optional Conversion shall be deemed to have been effected at the close of business on the date of giving of the notice by the holder of shares of Series B Preferred Stock of the exercise of such holder's conversion right and the surrender of the certificate or certificates representing the shares of Series B Preferred Stock to be converted. Any notice of a Stockholder Optional Conversion shall, with respect to the shares covered thereby, supersede any earlier notice given by the Corporation of a Corporation Optional Conversion. A Corporation Optional Conversion shall be deemed to have been effected at the close of business on the date of giving of the notice by the Corporation referred to in the first sentence of paragraph (d) of this
Section 7. A Mandatory Conversion shall be deemed to have been effected at the close of business on the day immediately following the fifth anniversary of the Issue Date. Upon the effectiveness of the conversion of any shares of Series B Preferred Stock pursuant to this Section 7, the rights of the holder thereof as to the shares being converted shall cease except for the right to receive shares of Common Stock, and the person entitled to receive the shares of Common Stock shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

     (g) In any case in which paragraph (b) of this Section 7 shall require that an adjustment as a result of any event becomes effective after a record date for such event, the Corporation may elect to defer until after the occurrence of such event (i) issuing to the holder of any shares of Series B Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion over and above the shares of Common Stock issuable upon such conversion on the basis of the conversion rate prior to adjustment and (ii) paying to such holder any amount in cash in lieu of a fractional share of Common Stock pursuant to paragraph (i) below; and, in lieu of the shares the issuance of which is so deferred, the Corporation shall issue due bills or other appropriate evidence of the right to receive such shares.

     (h) The Corporation will pay to each holder of shares of Series B Preferred Stock whose shares are converted the full amount of accrued and unpaid dividends on such shares through but not including the effective date of such conversion, which dividends shall be payable in cash out of funds of the Corporation legally available for the payment of dividends or, at the option of the Corporation, in whole or in part in fully paid and nonassessable full shares of Common Stock, valued at the average Closing Price per share of Common Stock for the thirty
(30) consecutive Trading Days ending on the Trading Day immediately preceding the effective date of such conversion.

     (i) In connection with the conversion of any shares of Series B Preferred Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the day on which such shares of Series B Preferred Stock are deemed to have been converted.

     (j) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series B Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all shares of Series B Preferred Stock then outstanding. The Corporation shall from time to time, subject to and in accordance with the DGCL, increase the authorized amount of Common Stock if at any time the number of authorized shares of Common Stock remaining unissued shall not be sufficient to permit the conversion at such time of all shares of Series B Preferred Stock then outstanding. The Corporation shall cause any shares of Common Stock issued upon conversion of Series B Preferred Stock to be listed for trading on any national securities exchange on which the Common Stock is at the time listed, and shall deliver such notices as may be required by such exchange in connection with any such issuance.

     (k) Notwithstanding anything to the contrary contained herein, if adjustments of the Maximum Conversion Price or the Minimum Conversion Price have caused the Conversion Price to be lower than the par value, if any, of the Common Stock, upon any conversion of shares of Series B Preferred Stock the Corporation shall, to the maximum extent it is legally able to do so, issue to the converting holder the shares of Common Stock into which the shares of Series B Preferred Stock being converted are convertible, and, in addition, the Corporation shall pay the converting holder an amount in cash equal to the Current Market Price per share of Common Stock multiplied by the number of shares and fractions thereof of Common Stock which the converting holder would have been entitled to receive except for the limitation on lawful issuance described in this paragraph.

     (l) Notwithstanding anything to the contrary contained herein, any adjustment in either the Maximum Conversion Price or Minimum Conversion Price pursuant to this Section 7 shall be made to the nearest $.01.

     (m) Upon the expiration of any rights, options or warrants to purchase shares of Common Stock or the termination of any right to convert or exchange any convertible or exchangeable securities for shares of Common Stock without such conversion or exchange having occurred, or upon any change in the amount payable upon exercise of any such rights, options or warrants or conversion or exchange of any such convertible or exchangeable securities, each of the Minimum Conversion Price and the Maximum Conversion Price shall thereupon be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (i) the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options or warrants to purchase or securities convertible into or exchangeable for shares of Common Stock, (ii) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise plus the consideration, if any, actually received by the Corporation for the issuance, sale or grant of all such rights, options or warrants to purchase or securities convertible into or exchangeable for shares of Common Stock, whether or not exercised and (iii) the changed amount so payable; provided, however, that no such readjustment shall have the effect of increasing either the Minimum Conversion Price or the Maximum Conversion Price by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale or grant of such rights, options or warrants to purchase, or securities convertible into or exchangeable for, shares of Common Stock.

SECTION 8. Reports as to Adjustments.

     Whenever the Minimum Conversion Price or the Maximum Conversion Price is adjusted as provided in Section 7, the Corporation shall promptly mail to the holders of record of the outstanding shares of Series B Preferred Stock at their respective addresses as the same shall appear in the Corporation's stock records a notice stating that each of the Minimum Conversion Price and the Maximum Conversion Price has been adjusted and setting forth the new Minimum Conversion Price and Maximum Conversion Price and the new number of shares of Common Stock (or describing the new stock, securities, cash or other property) into which each share of Series B Preferred Stock is convertible as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof, and when such adjustment became effective.

SECTION 9. Registration of Transfer.

     The Corporation shall keep at its principal office a register for the registration of Series B Preferred Stock. Upon the surrender of any certificate representing Series B Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of Series B Preferred Stock represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares of Series B Preferred Stock as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Series B Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such Series B Preferred Stock represented by the surrendered certificate.

SECTION 10. Replacement.

     Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series B Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of Series B Preferred Stock represented by such lost, stolen, destroyed or mutilated certificate dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the Series B Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

SECTION 11. Legal Expenses.

     The Corporation agrees that, in the event that a holder or holders of Series B Preferred Stock shall bring any legal action or proceeding to enforce or to seek damages or other relief arising from an alleged breach of any term or provision of the Series B Preferred Stock by the Corporation and such holder or holders prevail in any such action or proceeding, such prevailing holder or holders shall be entitled to an award of, and the Corporation shall pay, the reasonable fees and expenses of legal counsel to such prevailing holder or holders.

SECTION 12. Notices.

     Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices, and
(ii) to any stockholder, at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated in writing by any such holder).

     IN WITNESS WHEREOF, Graham-Field Health Products, Inc. has caused this Certificate of Designations of Series B Cumulative Convertible Preferred Stock to be duly executed by its President and attested to by its Secretary and has caused its corporate seal to be affixed hereto, this day of , 1996.

                                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                       By: _____________________________________
                                                Chairman of the Board and
                                                 Chief Executive Officer

[SEAL]

Attest:

By: _____________________________
    Secretary

                                                                         ANNEX E

                           CERTIFICATE OF DESIGNATIONS

                                       of

                 SERIES C CUMULATIVE CONVERTIBLE PREFERRED STOCK

                                       of

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                         ------------------------------

                         Pursuant to Section 151 of the
                General Corporation Law of the State of Delaware

                         ------------------------------

     GRAHAM-FIELD HEALTH PRODUCTS, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), HEREBY CERTIFIES that pursuant to the authority conferred upon the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the following resolution creating a series of its Preferred Stock, par value $.01 per share, designated as Series C Cumulative Convertible Preferred Stock has been duly adopted by the Board of Directors of the Corporation:

     RESOLVED, that a series of the class of authorized Preferred Stock, par value $.01 per share, of the Corporation (the "Preferred Stock") be hereby created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions of such series, are as follows:

SECTION 1. Designation and Amount.

     The shares of such series shall be designated as the "Series C Cumulative Convertible Preferred Stock" (the "Series C Preferred Stock") and the number of shares initially constituting such series shall be , which number may be decreased (but not increased) by the Board of Directors of the Corporation (the "Board of Directors") without a vote of stockholders; provided, however, that such number may not be decreased below the number of then currently outstanding shares of Series C Preferred Stock. The stated value per share (the "Stated Value") of the Series C Preferred Stock shall be $10,000.

SECTION 2. Definitions.

     Capitalized terms used herein shall have the meanings set forth in this
Section 2:

          "Board of Directors" has the meaning ascribed to such term in Section
     1.

          "Business Day" means any day other than Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

          "Certificate of Incorporation" means the Certificate of Incorporation of the Corporation, as it may be amended or restated from time to time.

          "Closing Price per share of Common Stock" on any date shall be the last sale price, regular way, or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, of the Common Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange, Inc. (the "NYSE") or, if the Common Stock is not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price on such date or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market on such date, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the closing bid and asked prices on such date as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors. If the Common Stock is not publicly held or so listed or publicly traded, "Closing Price per share of Common Stock" shall mean the Fair Market Value per share as determined in good faith by the Board of Directors.

          "Common Stock" means the common stock, par value $.025 per share, of the Corporation.

          "Conversion Price" shall be $20.00, as adjusted from time to time pursuant to Section 8.

          "Current Market Price per share of Common Stock" on any date shall be the average of the Closing Prices per share of Common Stock for the twenty
     (20) consecutive Trading Days commencing thirty (30) Trading Days immediately prior to such date.

          "DGCL" means the General Corporation Law of the State of Delaware.

          "Dividend Rate" means an annual rate of $150.00 per share of Series C Preferred Stock.

          "Employee Benefit Plans" means any employee benefit plan or arrangement of the Corporation or any of its Subsidiaries approved by the Board of Directors or its Executive Committee.

          "Fair Market Value" means an amount determined in good faith by the Board of Directors and certified in a resolution sent to all holders of shares of Series C Preferred Stock.

          "Issue Date" means the date on which the merger of Sub with and into E&J becomes effective pursuant to the Merger Agreement.

          "Junior Stock" means the Common Stock, the Series A Preferred Stock and any other stock of the Corporation ranking junior to the Series C Preferred Stock with respect to the payment of dividends and the distribution of assets, whether upon liquidation or otherwise.

          "Liquidation Preference" has the meaning ascribed to such term in
     Section 7(a).

          "Mandatory Conversion" has the meaning ascribed to such term in
     Section 8.

          "Merger Agreement" means the Agreement and Plan of Merger dated as of September 3, 1996 by and among the Corporation, E&J Acquisition Corp., a Delaware corporation wholly-owned by the Corporation ("Sub"), BIL (Far East Holdings) Limited, a Hong Kong corporation, and Everest & Jennings Ltd., a Delaware corporation ("E&J").

          "Parity Stock" means any stock of the Corporation ranking on a parity with the Series C Preferred Stock either with respect to the payment of dividends or the distribution of assets, whether upon liquidation or otherwise, including, without limitation, the Series B Preferred Stock.

          "Person" means any person or entity of any nature whatsoever, specifically including an individual, a firm, a company, a corporation, a partnership, a trust or other entity.

          "Preferred Stock" means the preferred stock, par value $.01 per share, of the Corporation.

          "Quarterly Dividend Payment Date" has the meaning ascribed to such term in paragraph (a) of Section 3.

          "Quarterly Dividend Period" has the meaning ascribed to such term in paragraph (a) of Section 3.

          "Rights" means any rights to purchase Junior Stock issued pursuant to any Rights Agreement.

          "Rights Agreement" means the Rights Agreement dated as of September 3, 1996 between the Corporation and American Stock Transfer & Trust Company, as Rights Agent, as it may be amended from time to time (the "Current Rights Agreement"), and any similar rights agreement that may hereafter be adopted by the Corporation.

          "Series A Preferred Stock" means the Preferred Stock designated as the Series A Participating Preferred Stock of the Corporation.

          "Series B Preferred Stock" means the Preferred Stock designated as the Series B Cumulative Convertible Preferred Stock.

          "Series C Preferred Stock" has the meaning ascribed to such term in
     Section 1.

          "Stated Value" has the meaning ascribed to such term in Section 1.

          "Subsidiary" of any Person means any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

          "Trading Day" means a day on which the NYSE or any other national securities exchange on which the Common Stock is then listed is open for the transaction of business or, if the Common Stock is not listed or admitted to trading on any national securities exchange, any Business Day.

          "Trigger Price" has the meaning ascribed to such term in subparagraph
     (ii) of paragraph (b) of Section 8.

SECTION 3. Dividends and Distributions.

     (a) The holders of shares of Series C Preferred Stock, in preference to the holders of shares of Common Stock, Series A Preferred Stock and any other capital stock of the Corporation ranking junior to the Series C Preferred Stock as to payment of dividends, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Corporation legally available for the payment of dividends, cumulative dividends payable in cash at the annual Dividend Rate per share, except that the Corporation may at its option pay any such dividend in whole or in part in fully paid and nonassessable full shares of Common Stock, valued at the average Closing Price per share of Common Stock for the thirty (30) consecutive Trading Days ending on the Trading Day immediately preceding the relevant Quarterly Dividend Payment Date. Dividends shall be payable on the last day of March, June, September and December (or if any of such days is not a Business Day, the Business Day next preceding such day) in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), in respect of the quarterly period ending on such day (each such calendar quarter being referred to herein as a "Quarterly Dividend Period") to the holders of record of the shares of Series C Preferred Stock outstanding on such Quarterly Dividend Payment Date, so long as shares of Series C Preferred Stock are outstanding; provided that the first Quarterly Dividend Payment Date shall be the last day of the first full Quarterly Dividend Period following the Issue Date in respect of the period from the Issue Date through such day.

     (b) Dividends payable pursuant to paragraph (a) of this Section 3 shall begin to accrue and be cumulative from the Issue Date. The amount of dividends payable per share of Series C Preferred Stock on any Quarterly Dividend Payment Date shall be computed by dividing the Dividend Rate by four (4); provided that with respect to the first Quarterly Dividend Payment Date, the amount of dividends payable per share of Series C Preferred Stock shall be computed by dividing the Dividend Rate by two (2) and multiplying the result by a fraction, the numerator of which is the number of days from the Issue Date to the last day of the applicable Quarterly Dividend Period and the denominator of which is one hundred eighty (180). The amount of dividends payable for any period shorter or longer than a full Quarterly Dividend Period, including the first Quarterly Dividend Period, shall be determined on the basis of twelve 30-day months and a 360-day year. Dividends paid on the shares of Series C Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all shares of Series C Preferred Stock at the time outstanding.

     (c) In case the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of the Corporation or any of its Subsidiaries by way of dividend or spinoff) on the Junior Stock, other than (i) dividends payable on the Common Stock in cash in an aggregate amount in any fiscal year of the Corporation which, when declared, do not, together with all other cash dividends previously paid on the Common Stock in such fiscal year, exceed 100% of the total dividends payable in cash on the Series C Preferred Stock and any outstanding shares of Parity Stock during such fiscal year at the applicable dividend rate, or (ii) any dividend or distribution of shares of Junior Stock, then, and in each such case, the holders of shares of Series C Preferred Stock shall be entitled to receive from the Corporation, with respect to each share of Series C Preferred Stock held, the same dividend or distribution received by a holder of the number of shares of Common Stock into which such share of Series C Preferred Stock is convertible on the record date for such dividend or distribution. Any such dividend or distribution shall be declared, ordered, paid or made on the Series C Preferred Stock at the same time such dividend or distribution is declared, ordered, paid or made on the Common Stock.

     (d) The holders of shares of Series C Preferred Stock shall not be entitled to receive any dividends or other distributions except as provided in this
Section 3.

     (e) Unless all dividends on the outstanding shares of Series C Preferred Stock that shall have accrued and be payable as of any date shall have been paid in full, or declared and additional shares of Common Stock or funds, as appropriate, set apart for payment thereof, no dividend or other distribution shall be paid to holders of Junior Stock (other than dividends or distributions payable in shares of Junior Stock) and no shares of Junior Stock shall be purchased or redeemed by the Corporation.

SECTION 4. Voting Rights.

     In addition to any voting rights provided elsewhere herein and in the Certificate of Incorporation, and any voting rights provided by law, the holders of shares of Series C Preferred Stock shall have the following voting rights:

          (a) Each share of Series C Preferred Stock shall be entitled to a number of votes equal to the result obtained (calculated to the nearest 1/10,000th of a vote) by dividing the Stated Value by the Conversion Price. Except as otherwise provided by the Certificate of Incorporation, or by law, the shares of Series B Preferred Stock, the shares of Series C Preferred Stock and the shares of Common Stock (and any other shares of capital stock of the Corporation at the time entitled thereto) shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

          (b) Except as provided in this Section 4 or in the Certificate of Incorporation, or as required by law, the holders of shares of Series C Preferred Stock shall have no special voting rights and their consent shall not be required for the taking of any corporate action.

SECTION 5. Redemption.

     (a) Upon written notice pursuant to paragraph (b) of this Section 5, the Corporation may at its option redeem all, but not less than all, of the outstanding shares of Series C Preferred Stock. Any redemption of shares of Series C Preferred Stock shall be effected at a price per share in cash equal to the Stated Value plus an amount equal to all accrued and unpaid dividends and distributions thereon to the date of redemption. Except as provided in this paragraph (a) or elsewhere in the Certificate of Incorporation, the Corporation shall have no right or obligation to redeem any shares of Series C Preferred Stock.

     (b) (i) Notice of any redemption of shares of Series C Preferred Stock shall be mailed not less than thirty (30) nor more than sixty (60) days prior to the fifth anniversary of the Issue Date to each holder of shares of Series C Preferred Stock, at such holder's address as it appears on the transfer books of the Corporation. Each such notice shall state: (w) the date fixed for redemption, which shall be the fifth anniversary of the Issue Date, (x) the place or places where the redemption price will be paid (if other than the principal office of the Corporation), (y) the current Conversion Price and (z) that dividends on the shares of Series C Preferred Stock will cease to accrue on the date fixed for redemption.

     (ii) Notice having been given pursuant to subparagraph (i) of paragraph (b) of this Section 5, from and after the date specified therein as the date of redemption, unless default shall be made by the Corporation in providing for the payment of the applicable redemption price, all dividends on the Series C Preferred Stock thereby called for redemption shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation, except the right to receive the applicable redemption price (but without interest) and except the right to exercise any right of conversion, shall cease and terminate.

SECTION 6. Reacquired Shares.

     Any shares of Series C Preferred Stock converted, redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and, if necessary to provide for the lawful redemption or purchase of such shares, the capital represented by such shares shall be reduced in accordance with the DGCL. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of another series of Preferred Stock.

SECTION 7. Liquidation, Dissolution or Winding Up.

     (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of shares of Series C Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to its stockholders, an amount equal to the Stated Value plus all accrued and unpaid dividends thereon to the date of such payment ("Liquidation Preference"), and no distribution shall be made (i) to the holders of shares of Common Stock, Series A Preferred Stock or any other capital stock of the Corporation ranking junior to the Series C Preferred Stock upon liquidation, dissolution or winding up, unless, prior thereto, the holders of shares of Series C Preferred Stock shall have received an amount equal to the Liquidation Preference per share, or (ii) to the holders of shares of any capital stock of the Corporation (including the Series B Preferred Stock) ranking on a parity with the Series C Preferred Stock upon liquidation, dissolution or winding up, except distributions made ratably on the Series C Preferred Stock and all such other capital stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up of the Corporation.

     (b) In the event that the assets of the Corporation available for distribution to the holders of the Series C Preferred Stock upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to paragraph (a) of this Section 7, such assets of the Corporation which are so available shall be allocated pro rata on a share-by-share basis among all shares of Series C Preferred Stock at the time outstanding.

     (c) Neither the consolidation, merger or other business combination of the Corporation with or into any other Person or Persons nor the sale, lease, exchange or conveyance of all or any part of the property, assets or business of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 7.

SECTION 8. Conversion.

     Each outstanding share of Series C Preferred Stock which has not been redeemed pursuant to Section 5 shall automatically be deemed to have been converted at the Conversion Price into shares of Common Stock, on the terms and conditions set forth in this Section 8, without any further action on the part of the holder thereof, on the day immediately following the fifth anniversary of the Issue Date (a "Mandatory Conversion").

          (a) Each share of Series C Preferred Stock converted in accordance with this Section 8 shall be converted in the manner hereinafter set forth into a number of fully-paid and nonassessable shares of Common Stock equal to the result obtained (calculated to the nearest 1/10,000th of a share) by dividing the Stated Value by the Conversion Price.

          (b) The Conversion Price shall be adjusted from time to time as follows:

               (i) In case the Corporation shall at any time after the Issue Date declare a dividend, or make a distribution, on the outstanding shares of Common Stock in shares of Common Stock or subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares of Common Stock or combine or reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock, then, and in each such case,

                    (A) the Conversion Price as in effect immediately prior to such event shall be adjusted by multiplying such Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event; and

                    (B) an adjustment made pursuant to this subparagraph (i)
               shall become effective (I) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (II) in the case of any such subdivision, reclassification or combination, at the close of business on the day upon which such corporate action becomes effective.

               (ii) In case the Corporation shall issue shares of Common Stock (or rights, options or warrants to purchase or other securities convertible into or exchangeable for shares of Common Stock) at any time after the Issue Date without consideration or at a price per share less than the Current Market Price per share of Common Stock on the date of issuance of such shares (or the date of issuance of such rights, options, warrants or other convertible or exchangeable securities) (such Current Market Price shall hereinafter be referred to as the "Trigger Price"), other than (w) in a transaction to which subparagraph (ii) of paragraph (c) of Section 3 or subparagraph (i) of this paragraph (b) is applicable, (x) issuances of shares of Common Stock pursuant to rights or options granted under any Employee Benefit Plan, (y) upon conversion of or as a dividend on shares of Series B Preferred Stock or Series C Preferred Stock or (z) pursuant to the Rights, then, and in each such case

                    (A) the Conversion Price as in effect immediately prior to such issuance shall be adjusted by multiplying such Conversion Price by a fraction, (I) the numerator of which is the sum of (1) the number of shares of Common Stock outstanding immediately prior to such event and (2) the number of shares of Common Stock which the aggregate consideration, if any, receivable by the Corporation for the total number of shares of Common Stock so issued (or issuable upon the exercise or conversion of any such rights, options, warrants or other convertible or exchangeable securities) would purchase at the Trigger Price, and (II) the denominator of which is the sum of (1) the number of shares of Common Stock outstanding immediately prior to such event and (2) the number of additional shares of Common Stock issued (or issuable upon the exercise or conversion of any such rights, options, warrants or other convertible or exchangeable securities); and

                    (B) such adjustment shall become effective immediately after the date of such issuance.

               For purposes of this subparagraph (ii), the aggregate consideration receivable by the Corporation in connection with the issuance of shares of Common Stock or of rights, options or warrants to purchase or other securities convertible into or exchangeable for shares of Common Stock shall be deemed to be equal to the sum of the net offering price (without giving effect to deductions for underwriting discounts or commissions and expenses payable to third parties, if any) of all such securities plus the aggregate amount, if any, payable upon exercise of any such rights, options or warrants or conversion or exchange of any such convertible or exchangeable securities into or for shares of Common Stock.

               (iii) In case the Corporation shall be a party to any transaction (including, without limitation, a merger, consolidation, sale of all or substantially all of the Corporation's assets or recapitalization of the Common Stock and excluding any transaction to which subparagraph (i) or (ii) of this paragraph (b) or subparagraph (ii) of paragraph (c) of Section 3 applies) in which the previously outstanding Common Stock shall be changed into or, pursuant to the operation of law or the terms of the transaction to which the Corporation is a party, exchanged for different securities of the Corporation or common stock or other securities of another corporation or interests in a noncorporate entity or other property (including cash) or any combination of any of the foregoing, then, as a condition of the consummation of such transaction, lawful and adequate provision shall be made so that each holder of shares of Series C Preferred Stock shall be entitled, upon conversion, to an amount per share equal to (A) the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged times (B) the number of shares of Common Stock into which a share of Series C Preferred Stock is convertible immediately prior to the consummation of such transaction.

          (c) In case the Corporation shall be a party to a transaction described in subparagraph (iii) of paragraph (b) above, effective provision shall be made (in form and substance reasonably satisfactory to the holders of a majority of the then outstanding shares of Series C Preferred Stock), in the articles or certificate of incorporation of the resulting or surviving corporation or other corporation issuing or delivering such shares, other securities or property or otherwise, so that the provisions set forth herein for the protection of the conversion rights of the Series C Preferred Stock shall thereafter be applicable, as nearly as reasonably may be, to any such other shares of stock and other securities and property deliverable upon conversion of the Series C Preferred Stock remaining outstanding or other convertible stock or securities received by the holders in place thereof; and any such resulting or surviving corporation or other corporation issuing or delivering such shares, other securities or property shall expressly assume the obligation to deliver, upon the exercise of the conversion privilege, such shares, securities or property as the holders of the Series C Preferred Stock remaining outstanding, or other convertible stock or securities received by the holders in place thereof, shall be entitled to receive, pursuant to the provisions hereof, and to make provision for the protection of the conversion right as above provided. In case shares, securities or property other than Common Stock shall be issuable or deliverable upon conversion as aforesaid, then all references to Common Stock in paragraph (b) of this
     Section 8 shall be deemed to apply, so far as provided and as nearly as is reasonable, to any such shares, other securities or property.

          (d) Any holder of any shares of Series C Preferred Stock may exchange such holder's certificates representing Series C Preferred Stock for certificates representing the shares of Common Stock into which such shares of Series C Preferred Stock have been converted pursuant to a Mandatory Conversion, by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, the certificate or certificates representing the shares of Series C Preferred Stock to be automatically converted, accompanied by a written notice specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in such name or names. Other than such taxes, the Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series C Preferred Stock pursuant hereto. As promptly as practicable after the surrender of such certificate or certificates and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable full shares of Common Stock to which the holder of shares of Series C Preferred Stock so converted shall be entitled. A Mandatory Conversion shall be deemed to have been effected at the close of business on the day immediately following the fifth anniversary of the Issue Date. Upon the effectiveness of a Mandatory Conversion, the rights of the holder thereof as to the shares being converted shall cease except for the right to receive shares of Common Stock, and the person entitled to receive the shares of Common Stock shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

          (e) In any case in which paragraph (b) of this Section 8 shall require that an adjustment as a result of any event becomes effective after a record date for such event, the Corporation may elect to defer until after the occurrence of such event (i) issuing to the holder of any shares of Series C Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion over and above the shares of Common Stock issuable upon such conversion on the basis of the conversion rate prior to adjustment and (ii) paying to such holder any amount in cash in lieu of a fractional share of Common Stock pursuant to paragraph (g) below; and, in lieu of the shares the issuance of which is so deferred, the Corporation shall issue due bills or other appropriate evidence of the right to receive such shares.

          (f) The Corporation will pay each holder of shares of Series C Preferred Stock whose shares are converted the full amount of accrued and unpaid dividends on such shares through but not including the effective date of such conversion, which dividends shall be payable in cash out of funds of the Corporation legally available for the payment of dividends or, at the option of the Corporation, in whole or in part in fully paid and nonassessable full shares of Common Stock, valued at the average Closing Price per share of Common Stock for the thirty (30) consecutive Trading Days ending on the Trading Day immediately preceding the effective date of such conversion.

          (g) In connection with the conversion of any shares of Series C Preferred Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the day on which such shares of Series C Preferred Stock are deemed to have been converted.

          (h) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series C Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all shares of Series C Preferred Stock then outstanding. The Corporation shall from time to time, subject to and in accordance with the DGCL, increase the authorized amount of Common Stock if at any time the number of authorized shares of Common Stock remaining unissued shall not be sufficient to permit the conversion at such time of all shares of Series C Preferred Stock then outstanding. The Corporation shall cause any shares of Common Stock issued upon conversion of Series C Preferred Stock to be listed for trading on any national securities exchange on which the Common Stock is at the time listed, and shall deliver such notices as may be required by such exchange in connection with any such issuance.

          (i) Notwithstanding anything to the contrary contained herein, if adjustments of the Conversion Price have caused the Conversion Price to be lower than the par value, if any, of the Common Stock, upon any conversion of shares of Series C Preferred Stock the Corporation shall, to the maximum extent it is legally able to do so, issue to the converting holder the shares of Common Stock into which the shares of Series C Preferred Stock being converted are convertible, and, in addition, the Corporation shall pay the converting holder an amount in cash equal to the Current Market Price per share of Common Stock multiplied by the number of shares and fractions thereof of Common Stock which the converting holder would have been entitled to receive except for the limitation on lawful issuance described in this paragraph.

          (j) Notwithstanding anything to the contrary contained herein, any adjustment in the Conversion Price pursuant to this Section 8 shall be made to the nearest $.01.

          (k) Upon the expiration of any rights, options or warrants to purchase shares of Common Stock or the termination of any right to convert or exchange any convertible or exchangeable securities for shares of Common Stock without such conversion or exchange having occurred, or upon any change in the amount payable upon exercise of any such rights, options or warrants or conversion or exchange of any such convertible or exchangeable securities, the Conversion Price shall thereupon be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (i) the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options or warrants to purchase or securities convertible into or exchangeable for shares of Common Stock, (ii) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise plus the consideration, if any, actually received by the Corporation for the issuance, sale or grant of all such rights, options or warrants to purchase or securities convertible into or exchangeable for shares of Common Stock, whether or not exercised and (iii) the changed amount so payable; provided, however, that no such readjustment shall have the effect of increasing the Conversion Price by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale or grant of such rights, options or warrants to purchase, or securities convertible into or exchangeable for, shares of Common Stock.

SECTION 9. Reports as to Adjustments.

     Whenever the Conversion Price is adjusted as provided in Section 8, the Corporation shall promptly mail to the holders of record of the outstanding shares of Series C Preferred Stock at their respective addresses as the same shall appear in the Corporation's stock records a notice stating that the Conversion Price has been adjusted and setting forth the new Conversion Price and the new number of shares of Common Stock (or describing the new stock, securities, cash or other property) into which each share of Series C Preferred Stock is convertible as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof, and when such adjustment became effective.

SECTION 10. Registration of Transfer.

     The Corporation shall keep at its principal office a register for the registration of Series C Preferred Stock. Upon the surrender of any certificate representing Series C Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of Series C Preferred Stock represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares of Series C Preferred Stock as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Series C Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such Series C Preferred Stock represented by the surrendered certificate.

SECTION 11. Replacement.

     Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series C Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of Series C Preferred Stock represented by such lost, stolen, destroyed or mutilated certificate dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the Series C Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

SECTION 12. Legal Expenses.

     The Corporation agrees that, in the event that a holder or holders of Series C Preferred Stock shall bring any legal action or proceeding to enforce or to seek damages or other relief arising from an alleged breach of any term or provision of the Series C Preferred Stock by the Corporation and such holder or holders prevail in any such action or proceeding, such prevailing holder or holder shall be entitled to an award of, and the Corporation shall pay, the reasonable fees and expense of legal counsel to such prevailing holder or holders.

SECTION 13. Notices.

     Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices, and
(ii) to any stockholder, at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated in writing by any such holder).

                                    *  *  *

     IN WITNESS WHEREOF, Graham-Field Health Products, Inc. has caused this Certificate of Designations of Series C Cumulative Convertible Preferred Stock to be duly executed by its President and attested to by its Secretary and has caused its corporate seal to be affixed hereto, this day of _______________, 1996.

                                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                       By:______________________________________
                                                Chairman of the Board and
                                                 Chief Executive Officer

[SEAL]

Attest:

By: _______________________________
    Secretary

                                                                         ANNEX F

                     [Jefferies & Company, Inc. Letterhead]

                                         September 3, 1996

The Board of Directors
GRAHAM-FIELD HEALTH PRODUCTS, INC.
400 Rabro Drive East
Hauppauge, New York 11788

To the Members of the Board of Directors:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the common stockholders of Graham-Field Health Products, Inc., a Delaware corporation (the "Company"), of the consideration to be paid by the Company in connection with the acquisition of Everest & Jennings International Ltd., a Delaware corporation ("Everest & Jennings"), by means of a triangular merger (the "Merger"). The terms of the Merger are presently set forth in an Agreement and Plan of Merger dated as of September 3, 1996 by and among the Company, E&J Acquisition Corp., a Delaware corporation wholly-owned by the Company, BIL (Far East Holdings) Limited, a Hong Kong corporation ("BIL"), and Everest & Jennings (the "Agreement").

     We understand that, pursuant to the Agreement, E&J Acquisition Corp. will be merged with and into Everest & Jennings with the effect that Everest & Jennings will become a wholly-owned subsidiary of the Company (the "Merger"). In the Merger, each outstanding share of common stock, par value $.10 per share, of Everest & Jennings ("E&J Common Stock"), other than shares to be canceled in the Merger or as to which statutory appraisal rights are asserted, will be converted into the right to receive .35 of a share of common stock, par value $.025 per share, of the Company ("Company Common Stock"); provided that such conversion number will be reduced to the extent necessary so that the maximum market value of the fraction of a share of Company Common Stock into which each share of E&J Common Stock is converted in the Merger will not exceed $5.50. In addition, at the effective time of the Merger:

          (i) BIL will purchase for cash additional shares of Company Common Stock having a fair market value equal to the outstanding principal and interest on indebtedness owed to Hong Kong and Shanghai Banking Corporation Limited by Everest & Jennings, subject to a cap of $25 million. The proceeds of such purchase will be contributed by the Company to Everest & Jennings following the Merger and used to discharge such indebtedness.

          (ii) The Company will issue up to $61 million stated value of a new Series B Cumulative Convertible Preferred Stock to BIL in exchange for certain indebtedness of Everest & Jennings owing to BIL and shares of Everest & Jennings preferred stock owned by BIL.

          (iii) BIL will purchase for cash $10 million stated value of a new Series C Cumulative Convertible Preferred Stock of the Company.

          (iv) Certain indebtedness in the amount of $4 million owing by the Company to BIL will be exchanged for an equal amount of subordinated indebtedness (the "Subordinated Indebtedness") of the Company maturing on April 1, 2001 and bearing interest at an effective rate of 7.7% per annum. In the event punitive damages are awarded which relate to any existing product liability claim against Everest & Jennings involving a death prior to the effective date of the Agreement and all or any part of such punitive damages are not reimbursed pursuant to any insurance policies, then the principal amount of the Subordinated Indebtedness will be reduced by the amount of such unreimbursed punitive damages.

     We also understand that, in connection with the Merger, the Company, BIL and Irwin Selinger, the Chairman of the Board and Chief Executive Officer of the Company and beneficial owner of approximately seven percent (7%) of the Company Common Stock presently outstanding, will enter into a stockholder agreement (the "Stockholder Agreement") pursuant to which, among other things, BIL agrees to vote its shares of Everest & Jennings capital stock in favor of the Merger. BIL also agrees in the Stockholder Agreement to grant the Company a right of first refusal with respect to certain sales of Company securities acquired by BIL pursuant to the Merger, to indemnify the Company against certain existing actions and proceedings to which Everest & Jennings and its subsidiaries are parties and, so long as BIL owns securities representing at least 5% of the voting power of the outstanding capital stock of the Company, not to acquire additional shares of Company Common Stock without the consent of the Board of Directors of the Company, (which consent will not be unreasonably withheld), seek to acquire ownership of the Company, engage in any solicitation of proxies with respect to the Company or otherwise seek or propose to acquire control of the Board of Directors of the Company. Pursuant to the Stockholder Agreement, BIL will have the right to designate two members of the Company's Board of Directors (subject to reduction if BIL reduces its ownership of Company Common Stock), and will have the right to participate on a pro rata basis in certain future stock issuances by the Company. The Stockholder Agreement will either automatically terminate or be modified upon a change of control of the Company or its Board of Directors.

     We further understand that, in connection with the Merger, the Company and BIL will enter into a registration rights agreement which will provide certain demand and "piggyback" registration rights to BIL with respect to the securities of the Company to be acquired by BIL pursuant to the Merger. The Company will be required to pay the expenses incurred by BIL in connection with any such registrations.

     Jefferies & Company, Inc. ("Jefferies"), as part of its investment banking business, is regularly engaged in the evaluation of capital structures, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. In the ordinary course of our business, we may trade the securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities. As you are aware, Jefferies did not participate in structuring or negotiating the terms of the Merger, and has not heretofore provided any investment banking services to the Company or any of its subsidiaries or affiliates. As you are also aware, Jefferies will receive fees for providing this opinion, a significant portion of which are contingent upon delivery of this opinion.

     In connection with our opinion, we have reviewed the Agreement (including the Exhibits thereto) and certain financial and other information that was publicly available or furnished to us by the Company, including, without limitation, certain internal financial analyses, budgets, reports and other information prepared by, or at the request of, the Company's management. We have also discussed with representatives of the management of the Company the business, properties and prospects of the Company and undertaken such other reviews, analyses and inquiries relating to the Company as we deemed appropriate. We also conducted discussions with representatives of Everest & Jennings as to Everest & Jennings' business and properties.

     In our review and analysis and in rendering the opinion contained herein, we have relied upon, and have not independently verified, the accuracy, completeness and fair presentation of, all financial and other information (including, without limitation, financial projections prepared by the Company regarding the estimated future performance of the Company after giving effect to the Merger) that was provided to us by the Company or Everest & Jennings, or that was publicly available, and such opinion is conditioned upon such information (whether written or oral) being complete, accurate and fair in all material respects. We further note that with respect to the aforesaid financial projections, we have assumed such financial projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managers of the Company and Everest & Jennings as to the future performance of each such company and that each such company will perform in accordance with such projections for all periods specified therein. We have not made an independent evaluation or appraisal or conducted a comprehensive physical inspection of any of the assets of the Company or Everest & Jennings, nor have we been furnished with any such appraisals. Our opinion is based on economic, monetary, political, market and other conditions existing and which can be evaluated as of the date of this opinion; however, such conditions are subject to rapid and unpredictable change. We have made no independent investigation of any legal matters affecting the Company or Everest & Jennings, and we have assumed the correctness of all legal and accounting advice given to such parties and their respective boards of directors, including advice as to the accounting and tax consequences of the Merger to the Company and its stockholders.

     In conducting our analysis and arriving at the opinion expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others: (i) the business and financial aspects of the Merger; (ii) the historical and current markets for Everest & Jennings' common stock; (iii) the historical and current markets for the Company's common stock; (iv) the financial impact of the Merger upon the Company; (v) the discussions with Everest & Jennings' management and representatives and with the Company's management and representatives referred to above; (vi) certain of Everest & Jennings' and the Company's operating and financial information; (vii) Everest & Jennings' and the Company's Annual Reports to Stockholders and Annual Reports on Form 10-K for their last three full fiscal years and their Quarterly Reports on Form 10-Q filed since the date of their most recent such Form 10-K; (viii) recent comparable acquisitions; (ix) the historical and current valuations of publicly traded companies which we believe are comparable to the Company and to Everest & Jennings; and (x) such other information as we deemed to be appropriate. We also conducted such other reviews, analyses and inquiries relating to Everest & Jennings and the Company (in addition to those set forth above) as we considered proper.

     With your permission, in rendering such opinion we have also assumed that:
(i) the conditions to the consummation of the Merger set forth in the Agreement will be satisfied; (ii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Agreement be, any default, or event of default, under any indenture, credit agreement or other material instrument to which the Company or any of its subsidiaries or affiliates is a party; and (iii) the amount of outstanding net indebtedness (for borrowed money) of Everest & Jennings immediately after the closing of the Merger will be approximately $7.6 million, plus such other indebtedness as permitted under the terms of the Agreement in an amount not to exceed $1 million.

     Finally, in rendering the opinion set forth below we note that: (i) the consummation of the Merger is conditioned upon the approval of the Company's and Everest & Jennings' stockholders; (ii) in providing our opinion we are not recommending any action the Company, its Board of Directors or any of its security holders should take in connection with the Merger; (iii) our opinion necessarily is based upon conditions as they exist and that can be evaluated on the date hereof; (iv) our opinion does not constitute a recommendation of the Merger over any other alternative transactions which may be available to the Company; (v) our opinion does not address the Company's underlying business decision to effect the Merger; and (vi) we are not opining as to the prices at which any of the securities of the Company may trade upon and following the consummation of the Merger.

     Based upon and subject to the foregoing, and upon such other matters as we consider relevant, it is our opinion as investment bankers that, as of the date hereof, the consideration to be paid by the Company pursuant to the Merger is fair to the holders of the Company Common Stock from a financial point of view.

     It is understood and agreed that this opinion is provided for the use of the Board of Directors of the Company as one element in such Board's consideration of the Merger, and may not be used for any other purpose, or otherwise referred to, relied upon or circulated, without our prior written consent. This opinion may be reproduced in full in any proxy statement mailed to holders of Company Common Stock in connection with the Merger but may not otherwise be disclosed publicly in any manner without our prior written approval.

                                       Sincerely,

                                       JEFFERIES & COMPANY, INC.

                                       By: /s/ JEFFRY K. WEINHUFF
                                          --------------------------------------
                                          Name: Jeffry K. Weinhuff
                                          Title: Executive Vice President and
                                                 Director of Corporate Finance

                                                                         ANNEX G

                 [Letterhead of Vector Securities International]

                                 August 29, 1996

The Board of Directors
Everest & Jennings International Ltd.
4203 Earth City Expressway
Earth City, MO 63045

Members of the Board:

     You have requested our opinion as investment bankers with respect to the fairness, from a financial point of view as of the date hereof, to the holders common stock, par value $.10 per share (the "Common Stock"), of Everest & Jennings International Ltd., a Delaware corporation, of the consideration to be received by such stockholders pursuant to the terms of the August 26, 1996 draft Agreement and Plan of Merger (the "Agreement") to be entered into by and among
(i) Everest & Jennings International Ltd., (ii) BIL (Far East Holdings) Limited, a Hong Kong corporation, (iii) Graham-Field Health Products, Inc. ("Graham-Field"), a Delaware corporation and (iv) E&J Acquisition Corp., a Delaware corporation wholly-owned by Graham-Field.

     Under the terms and conditions of the Agreement, among other things, E&J Acquisition Corp. will merge with and into Everest & Jennings International Ltd. ("E&J") and E&J will become a wholly-owned subsidiary of Graham-Field (the "Merger"). As a result of the Merger, all of the issued and outstanding shares of Common Stock will be converted into the right to receive 0.35 shares of common stock, par value $.025 per share, of Graham-Field. The terms and conditions of the Merger are more fully set forth in the August 26, 1996 draft of the Agreement.

     In arriving at the opinion set forth herein, we, among other things: (i) reviewed the financial terms of the Merger as set forth in the August 26, 1996 draft of the Agreement; (ii) held discussions with the senior management of E&J and Graham-Field concerning the business, operations, and prospects of E&J and Graham-Field as well as other matters we believe relevant to our inquiry; (iii) reviewed certain business and financial information on E&J and Graham-Field, including certain financial projections of E&J prepared by the management of E&J, certain financial projections of Graham-Field prepared by the management of Graham-Field, and certain financial projections of E&J and Graham-Field on a combined basis, including estimates of synergies prepared by Graham-Field in conjunction with E&J; (iv) reviewed certain documents filed by E&J and Graham-Field with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934; (v) reviewed the price and trading history of the Common Stock of E&J and the common stock of Graham-Field; (vi) compared certain financial and securities data of E&J and Graham-Field to the data of publicly-traded companies which we deemed comparable; (vii) compared the financial terms of the Merger to those of other transactions which we deemed comparable; and (viii) performed such other studies, analyses, investigations and inquiries we deemed appropriate.

     In connection with our opinion, we neither attempted independently to verify nor assumed any responsibility for independent verification of any information publicly available or supplied or otherwise made available to us regarding E&J and Graham-Field and we have assumed and relied on such information being accurate and complete in all respects. We have not made or obtained, or assumed any responsibility for making or obtaining, any independent evaluation or appraisal of the assets of E&J or Graham-Field. With respect to the financial projections of E&J and Graham-Field referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management of E&J and Graham-Field as to the future financial performance of E&J and Graham-Field, respectively, and that E&J and Graham-Field will perform substantially in accordance with such projections. We assume no responsibility for and express no view as to such forecasts or the assumptions under which they are prepared. We have also taken into account our assessment of general economic, market and financial conditions and our knowledge of the durable medical equipment industry, as well as our experience in connection with similar transactions and securities valuation generally. Our conclusions are based solely on information available to us on or before the date hereof and reflect economic, market, and other conditions as of such date. It should be understood that, although subsequent developments may affect this opinion, we assume no responsibility and do not have any obligation to update, revise, or reaffirm this opinion. In rendering our opinion, we assumed that obtaining any necessary regulatory approvals for the transaction will not have an adverse effect on E&J or Graham-Field. We are expressing no opinion as to what the value of the common stock of Graham-Field to be issued to E&J common stockholders will actually be when issued pursuant to the Merger or the prices at which such common stock will actually trade at any time.

     E&J has agreed to indemnify us for certain liabilities arising out of our rendering of this opinion. In addition, Brierly International Ltd. ("Brierly"), in connection with our engagement with E&J to render a fairness opinion regarding the Merger, has agreed to release us from any liability to Brierly which may result for our engagement. Vector Securities International, Inc. is a full service securities firm and in the course of its normal trading activities may from time to time effect transactions and hold positions in securities of E&J and/or Graham-Field. Vector Securities International, Inc. has performed investment banking services for E&J in the past and has received customary compensation for such services.

     Our opinion set forth below is directed to the Board of Directors of E&J and does not address E&J's underlying business decision to effect the Merger or constitute a recommendation to any stockholder of E&J with respect to the approval of the Merger. Vector Securities International, Inc. was not requested or authorized to solicit, and did not solicit, potential purchasers of E&J. Our opinion is not to be reproduced, quoted or published in any manner without our prior written consent, except that this letter may be reproduced in full in the proxy statement to be filed with the Securities and Exchange Commission in connection with the Merger.

     On the basis of and subject to the foregoing, including the various assumptions and limitations set forth herein, and based upon such other matters as we consider relevant, it is our opinion as of the date hereof that the consideration to be received by the holders of the Common Stock of E&J in the Merger is fair to such stockholders from a financial point of view.

                                       Very truly yours,

                                       VECTOR SECURITIES INTERNATIONAL, INC.

                                       By: /s/ ROBERT F. CAREY III
                                           -------------------------------------
                                           Robert F. Carey III
                                           Managing Director

                                                                         ANNEX H

                                PARENT AMENDMENT

1. The first paragraph of Article FOURTH shall be amended in its entirety to read as follows:

     "FOURTH: the total number of shares of all classes of stock which the Company is authorized to issue is 61,000,000 shares. All such shares are to have a par value and are classified as 1,000,000 shares of Preferred Stock, each share of such class having a par value of $.01, and 60,000,000 shares of Common Stock, each share of such class having a par value of $.025."

2. Articles NINTH, ELEVENTH AND TWELFTH shall be amended and restated in their entirety to read as follows:

     "NINTH: Subject to the rights of the holders of shares of any series of Preferred Stock or any other series or class of stock as set forth in this Certificate of Incorporation to elect additional directors under specified circumstances or to consent to actions taken by the Company which specifically require the approval of such holders, any action required or permitted to be taken by the stockholders of the Company must be affected at an annual or special meeting of stockholders of the Company and may not be effected by any consent in writing in lieu of a meeting of such stockholders. Special meetings of stockholders, unless otherwise prescribed by statute, may be called at any time by the Chief Executive Officer or the Secretary at the written request of a majority of the Board of Directors.

     Notwithstanding anything in this Certificate of Incorporation to the contrary, the affirmative vote of at least 80 percent of the voting power of the then outstanding Voting Stock (as defined below), voting together as a single class, shall be required to alter, amend or repeal, or adopt any provision inconsistent with, this Article NINTH. For purposes of this Certificate of Incorporation, "Voting Stock" shall mean the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors."

     "ELEVENTH: (A) Subject to the rights of the holders of shares of any series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specified circumstances, the number of directors of the Company shall be fixed by the by-laws of the Company and may be increased or decreased from time to time in such manner as may be prescribed in the by-laws.

     (B) Unless and except to the extent that the by-laws of the Company shall so require, the election of directors of the Company need not be by written ballot.

     (C) The directors, other than those who may be elected by the holders of shares of any series of Preferred Stock or any other series or class of stock as set forth in this Certificate of Incorporation, shall be divided into three classes, and designated as Class I, Class II and Class III. The term of office of the first class shall expire at the next annual meeting of the Company after their election, the term of office of the second class shall expire at the second succeeding annual meeting and the term of office of the third class at the third succeeding annual meeting. At each succeeding annual meeting of stockholders of the Company, the successors of the class of directors whose term expires at that meeting shall be elected for a term expiring at the annual meeting of stockholders held in the third year following the year of their election, and until their successors are elected and qualified.

     (D) Advance notice of stockholder proposals and stockholder nominations for the election of directors shall be given in the manner provided in the by-laws of the Company.

     (E) Subject to the rights of the holders of shares of any series of Preferred Stock or any other series or class of stock as set forth in this Certificate of Incorporation to elect additional directors under specified circumstances, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of more than 50 percent of the voting power of the then outstanding Voting Stock, voting together as a single class.

     (F) Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to alter, amend or repeal, or adopt any provision inconsistent with, this Article ELEVENTH."

     "TWELFTH: (A) Notwithstanding anything contained in this Certificate of Incorporation to the contrary, Sections 2 and 12 of Article I, Sections 2 and 11 of Article II and Article XI of the by-laws of the Company shall not be altered, amended or repealed, and no provision inconsistent therewith shall be adopted, by the stockholders without the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class.

     (B) Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to alter, amend or repeal, or adopt any provision inconsistent with, this Article TWELFTH."

PROXY                                                                      PROXY

                      Everest & Jennings International Ltd.
                           4203 Earth City Expressway
                           Earth City, Missouri 63045

          This Proxy is Solicited on Behalf of the Board of Directors.

     The undersigned hereby appoints Bevil J. Hogg and Timothy Evans as Proxies, each with the power to appoint his substitute, and hereby authorizes them, and each of them, to represent and vote, as designated below, all the shares of Common Stock of Everest & Jennings International Ltd., a Delaware corporation (the "Company"), which the undersigned is entitled to vote at the Special Meeting of Stockholders to be held at the St. Regis Hotel, 2 East 55th Street, New York, New York, on Wednesday, November 27, 1996 at 9:00 A.M., local time and any adjournment or adjournments thereof, with all the powers the undersigned would possess if personally present, upon the matters noted below:

1. Adoption of the Amended and Restated Agreement and Plan of Merger dated as of September 3, 1996 and amended as of October 1, 1996 (the "Merger Agreement") by and among Graham-Field Health Products, Inc., E&J Acquisition Corp., BIL (Far East Holdings) Limited and the Company.

          |_| FOR            |_| AGAINST             |_| ABSTAIN

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

2. In their discretion, the Proxies are authorized to vote upon such other matters as may properly be presented incident to the conduct of the meeting.

     This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is made, this proxy will be voted FOR the adoption of the Merger Agreement.

     PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

           (continued and to be signed and dated on the reverse side)

Please sign exactly as name appears below.

                                      When shares are held by joint tenants,
                                      both should sign. When signing as
                                      attorney, executor, administrator, trustee
                                      or guardian, please give full title as
                                      such. If a corporation, please sign in
                                      full corporate name by the President or
                                      other authorized officer. If a
                                      partnership, please sign in partnership
                                      name by authorized person.
                                      ________________________________ Signature
                                      __________________________________________
                                      Signature if held jointly

                                      Dated: _____________________________, 1996

PROXY                                                                      PROXY

                       Graham-Field Health Products, Inc.
                              400 Rabro Drive East
                            Happauge, New York 11788

          This Proxy is Solicited on Behalf of the Board of Directors.

     The undersigned hereby appoints Irwin Selinger and Richard Kolodny as Proxies, each with the power to appoint his substitute, and hereby authorizes them, and each of them, to represent and vote, as designated below, all the shares of Common Stock of Graham-Field Health Products, Inc., a Delaware corporation (the "Company"), which the undersigned is entitled to vote at the Special Meeting of Stockholders to be held at The Chase Manhattan Bank, 13th Floor (the Auditorium), 55 Water Street, New York, New York, on Wednesday, November 27, 1996 at 9:00 A.M., local time and any adjournment or adjournments thereof, with all the powers the undersigned would possess if personally present, upon the matters noted below:

1. Approval of the issuance of shares of Common Stock and Preferred Stock of the Company as contemplated by the Amended and Restated Agreement and Plan of Merger dated as of September 3, 1996 and amended as of October 1, 1996 (the "Merger Agreement") by and among the Company, E&J Acquisition Corp., Everest & Jennings International Ltd. and BIL (Far East Holdings) Limited.

          |_| FOR            |_| AGAINST             |_| ABSTAIN

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF THE SHARE ISSUANCES AS CONTEMPLATED BY THE MERGER AGREEMENT.

2. Approval of an amendment to Article FOURTH of the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 40,000,000 shares to 60,000,000 shares.

          |_| FOR            |_| AGAINST             |_| ABSTAIN

3. Approval of an amendment to Article NINTH of the Company's Certificate of Incorporation to restrict stockholder action by written consent.

          |_| FOR            |_| AGAINST             |_| ABSTAIN

4. Approval of an amendment to Article ELEVENTH of the Company's Certificate of Incorporation relating to removal of directors and related matters.

          |_| FOR            |_| AGAINST             |_| ABSTAIN

5. Approval of an amendment to Article TWELFTH of the Company's Certificate of Incorporation relating to the vote required to amend certain of the Company's Bylaws.

          |_| FOR            |_| AGAINST             |_| ABSTAIN

     THE BOARD RECOMMENDS A VOTE FOR THE ADOPTION OF THE FOREGOING AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION.

6. Approval of an amendment to the Company's Incentive Program to increase the number of shares of Common Stock issuable under the Incentive Program by 900,000.

          |_| FOR            |_| AGAINST             |_| ABSTAIN

     THE BOARD RECOMMENDS A VOTE FOR THE ADOPTION OF THE FOREGOING AMENDMENT TO THE COMPANY'S INCENTIVE PROGRAM.

7. In their discretion, the Proxies are authorized to vote upon such other matters as may properly be presented incident to the conduct of the meeting (including, without limitation, adjournment of the meeting in order to allow for additional solicitation of stockholder votes in order to obtain a quorum or in order to obtain more votes in favor of any of the proposals).

This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is made, this proxy will be voted FOR the adoption of Proposals 1, 2, 3, 4, 5 and 6.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Please sign exactly as name appears below.

                                      When shares are held by joint tenants,
                                      both should sign. When signing as
                                      attorney, executor, administrator, trustee
                                      or guardian, please give full title as
                                      such. If a corporation, please sign in
                                      full corporate name by the President or
                                      other authorized officer. If a
                                      partnership, please sign in partnership
                                      name by authorized person.
                                      ________________________________ Signature
                                      __________________________________________
                                      Signature if held jointly
                                      Dated: _____________________________, 1996

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

     Under Section 145 of the Delaware General Corporation Law (the "DGCL"), a corporation may indemnify any of its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and (ii) in connection with any criminal action or proceeding if such person had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, however, Section 145 provides that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Article V of Graham-Field's bylaws requires that Graham-Field indemnify its directors and officers for certain liabilities incurred in the performance of their duties on behalf of Graham-Field to the fullest extent permitted or required by the DGCL.

     As permitted by Section 102(b)(7) of the DGCL, Graham-Field's certificate of incorporation, as amended, provides that directors of Graham-Field shall not be personally liable to Graham-Field or to its stockholders for monetary damages for (i) any breach of the director's duty of loyalty to Graham-Field or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any act or omission where the liability of the director is expressly provided for by certain statutes listed therein or (iv) any transaction for which the director derived an improper personal benefit.

     Graham-Field has a directors and officers liability insurance policy in effect which covers certain claims against any officer or director of Graham-Field by reason of certain breaches of duty, neglect, errors or omissions committed by such person in his capacity as an officer or director.

Item 21. Exhibits and Financial Statement Schedules.

     (a) Exhibits.

     The exhibits to this Registration Statement are listed in the accompanying
Exhibit Index and are filed (except where otherwise indicated) as part of this Registration Statement.

     (b) No financial statement schedules are required to be filed.

Item 22. Undertakings.

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration

Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (c) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Graham-Field Health Products, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hauppauge, New York, on October 18, 1996.

                                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

                                       By: /s/ IRWIN SELINGER
                                           -------------------------------------
                                           Irwin Selinger, Chairman Of the
                                           Board and Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Irwin Selinger and Richard S. Kolodny, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and revocation for him in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                             Title                 Date
         ---------                             -----                 ----


   /s/ IRWIN SELINGER         Chairman of the Board and Chief   October 18, 1996
----------------------------    Executive Officer and Director
     Irwin Selinger             (Principal Executive Officer)

   /s/ GARY M. JACOBS         Vice President/Finance and Chief  October 18, 1996
----------------------------    Financial Officer (Principal
     Gary M. Jacobs             Financial and Accounting Officer)

/s/ DAVID P. DELANEY, JR.     Director                          October 18, 1996
----------------------------
  David P. Delaney, Jr.

 /s/ ANDREW A. GIORDANO       Director                          October 18, 1996
----------------------------
   Andrew A. Giordano

 /s/ DR. HAROLD LAZARUS       Director                          October 18, 1996
----------------------------
   Dr. Harold Lazarus

  /s/ STEVEN D. LEVKOFF       Director                          October 18, 1996
----------------------------
    Steven D. Levkoff

  /s/ LOUIS A. LUBRANO        Director                          October 18, 1996
----------------------------
    Louis A. Lubrano

    /s/ DONALD PRESS          Director                          October 18, 1996
----------------------------
      Donald Press

   /s/ ROBERT SPIEGEL         Director                          October 18, 1996
----------------------------
     Robert Spiegel

                                  EXHIBIT INDEX

Exhibit No.                        Description
-----------                        -----------

    2.1 Amended and Restated Agreement and Plan of Merger, dated as of September 3, 1996, as amended on October 1, 1996, by and among Graham-Field Health Products, Inc., E&J Acquisition Corp., BIL (Far East Holdings) Limited and Everest & Jennings International Ltd. (included as Annex A to the Joint Proxy Statement/Prospectus that forms a part of this Registration Statement).

    2.2 Amended and Restated Stockholder Agreement, dated as of September 3, 1996, as amended on September 19, 1996, by and among Graham-Field Health Products, Inc., BIL (Far East Holdings) Limited and Irwin Selinger (included as Annex B to the Joint Proxy Statement/Prospectus that forms a part of this Registration Statement).

    2.3 Registration Rights Agreement, dated as of September 3, 1996, between Graham-Field Health Products, Inc. and BIL (Far East Holdings) Limited (included as Annex C to the Joint Proxy Statement/Prospectus that forms a part of this Registration Statement).

    5.1 Opinion of Milbank, Tweed, Hadley & McCloy as to the legality of the Graham-Field Common Stock being registered.

    8.1 Opinion of Bryan Cave LLP as to certain federal income tax consequences.

   23.1       Consent of Milbank, Tweed, Hadley & McCloy (included in Exhibit
              5.1).

   23.2       Consent of Bryan Cave LLP (included in Exhibit 8.1).

   23.3       Consent of Ernst & Young LLP.

   23.4       Consent of Price Waterhouse LLP.

   23.5       Consent of Jefferies & Company, Inc.

   23.6       Consent of Vector Securities International, Inc.

   24.1 Power of Attorney (included on signature page of this Registration Statement)